September 20, 2004

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Chairman, Hong Kong
Direct 2292 2222
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200


04045451

VIA AIRMAIL

The Office of International Corporate
Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.


PROCESSED
OCT 19 2004
THOMSON
FINANCIAL
SUPPL
SEC MAIL
PROCESSING
OCT 2004
WASH, D.C.
183
SECTION

Ladies and Gentlemen:

SEC FILE NO. 82-3648

Re: Techtronic Industries Company Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Techtronic Industries Company Limited (the "Company"), S.E.C. File No. 82-3648, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's clarification announcement, dated September 3, 2004, published (in the English language) in the China Daily and published (in the Chinese language) in Hong Kong Commercial Daily News, both on September 6, 2004;

(2) The Company's announcement regarding a major transaction: The proposed acquisition of companies comprising the Milwaukee, AEG and DreBo electric power tools and accessories businesses of Atlas Copco AB, dated

dw 10/18

August 30, 2004, published (in the English language) in The Standard and published (in the Chinese language) in Hong Kong Economic Times, both on August 31, 2004;

(3) The Company's announcement regarding results for the period ended June 30, 2004, dated August 12, 2004, published (in the English language) in The Standard and published (in the Chinese language) in Hong Kong Economic Times, both on August 13, 2004;

(4) The Company's interim report 2004, dated August 12, 2004; and

(5) The Company's circular regarding US$140,000,000 Zero Coupon Convertible Bonds due 2009, dated July 6, 2004.

The part of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Techtronic Industries Company Limited

H:\dl:\ADR\19056\0001\31sec.doc



SINOPEC KANTONS HOLDINGS LIMITED
（中石化冠德控股有限公司）*

(Incorporated in Bermuda with limited liability)
(Stock Code: 934)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2004

INTERIM RESULTS

The board of directors (the "Directors") of Sinopec Kantons Holdings Limited (the "Company") is pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (collectively the "Group") for the six months ended 30 June 2004, together with the comparative figures for the corresponding period last year, as follows:

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the six months ended 30 June 2004
(Expressed in Hong Kong dollars)

	Note	Six months ended 30 June 2004 $'000	2003 $'000
Turnover	1	3,091,030	4,059,967
Cost of sales		(2,893,296)	(3,895,287)
		197,734	164,680
Other revenue		6,769	7,045
Selling and administrative expenses		(76,692)	(61,182)
Profit from operations		127,811	110,543
Finance cost		(7,955)	(8,579)
Profit from ordinary activities before taxation	2	119,856	101,964
Income tax	3	(14,842)	(10,889)
Profit from ordinary activities after taxation		105,014	91,075
Minority interests		(31,690)	(30,599)
Profit attributable to shareholders		73,324	60,476
Dividends	4	(15,552)	(15,552)
Retained profit for the period		57,772	44,924
Earnings per share – basic	5	7.07 cents	5.83 cents

1 SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

For management purposes, the Group is currently organised into three operating divisions, namely trading of crude oil, petroleum and petrochemical products, retail sales of petroleum products, and the rendering of crude oil jetty services.

An analysis of the Group's turnover and operating profit by business segments for the period is as follows:

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	Unallocated	Unallocated	Combined	Combined
Turnover from external customers	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-	-	-	-	[illegible]	[illegible]
Inter-segment revenue	-	-	-	-	[illegible]	[illegible]	[illegible]	[illegible]	-	-	-	-
Other revenue from external customers	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-	-	[illegible]	[illegible]	[illegible]	[illegible]
Total	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

	Consolidated 2004 $'000	2003 $'000
Segment result	141,968	112,869
Unallocated interest income	2,281	1,539
Unallocated corporate expenses	(16,438)	(3,865)
Profit from operations	127,811	110,543
Finance costs	(7,955)	(8,579)
Income tax	(14,842)	(10,889)
Minority interests	(31,690)	(30,599)
Profit attributable to shareholders	73,324	60,476

Geographical segments

Substantially all the Group's activities are based in the People's Republic of China (the "PRC"), and more than 99% of the Group's turnover and contribution to profit from ordinary activities before taxation are derived from the PRC for both periods.

2 PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit from ordinary activities before taxation is arrived at after charging:

	Six months ended 30 June 2004 $'000	2003 $'000
Cost of inventories	2,837,368	3,844,332
Interest on borrowings	7,251	8,768
Depreciation	40,864	40,301
Operating lease charges	6,934	8,120

The operating lease charges include contingent rental charges for the use of certain petrol station facilities amounting to $1,939,048 (2003: $2,370,609).

3 INCOME TAX IN THE CONSOLIDATED INCOME STATEMENT

	Six months ended 30 June 2004 $'000	2003 $'000
Current tax – Provision for Hong Kong Profits Tax		
Tax for the period	3,300	-
Under-provision in respect of prior years	99	-
	3,399	-
Current tax – Outside Hong Kong		
Tax for the period	11,443	10,889
Total income tax expense	14,842	10,889

Notes:

(a) The provision for Hong Kong profits tax for 2004 is calculated at 17.5% of the estimated assessable profits for the period. No provision for Hong Kong profits tax has been made in 2003 in the consolidated income statement, as the Group did not have assessable profits for the period ended 30 June 2003.

(b) PRC income tax is calculated at the applicable rates prevailing.

(c) No provision for deferred taxation has been made for the period ended 30 June 2004 as the effect of all temporary differences is not material.

4 DIVIDEND PAID

Dividends attributable to the previous financial year, approved and paid during the period

	Six months ended 30 June 2004 $'000	2003 $'000
Final dividend in respect of the previous financial year, approved and paid during the period, of 1.5 cents per share (2002: 1.5 cents per share)	15,552	15,552

Pursuant to the shareholders' approval at the Annual General Meeting of the company held on 28 May 2004, a final dividend of $1.5 cents per share totalling $15,552,000 in respect of the year ended 31 December 2003 was paid on 28 June 2004.

Pursuant to the board meeting held on 3 September 2004, the Board of Directors declared an interim dividend of 1.5 cents per share totalling $15,552,000 in respect of the six months ended 30 June 2004 (2003: 1.5 cents per share, totalling $15,552,000). This dividend has not been recognised as a liability at 30 June 2004.

5 EARNINGS PER SHARE

The calculation of basic earnings per share is based on the Group's profit attributable to shareholders of $73,324,000 (2003: $60,476,000) and the number of 1,036,830,000 ordinary shares (2003: 1,036,830,000) in issue during the period.

Diluted earnings per share has not been presented because there were no dilutive potential ordinary shares in issue for both periods.

INTERIM DIVIDENDS

The board of Directors recommends an interim dividend of HK1.5 cents per share payable to the shareholders of the Company whose names appear on the Register of Members of the Company on 24 September 2004.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 21 September 2004 (Tuesday) to 24 September 2004 (Friday) (both days inclusive), during which period no transfer of shares will be registered. In order to qualify for entitlement of the interim dividend recommended, all transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrar and Transfer Office Secretaries Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 20 September 2004. Dividend will be despatched to shareholders on or about 28 September 2004 in the form of cheques.

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF RESULTS AND PROSPECTS

For the six months ended 30 June 2004, the Group's turnover amounted to HK$3,090,000,000, representing a decrease of 23.9% over the corresponding period in the preceding year. Profit attributable to shareholders increased by 21.24% to HK$73,000,000. The fall in turnover was mainly attributable to the adoption of prudent principles in operation as we took into account the trading risks arising from the continuous increase in crude oil price in the first half year. The growth in profit was mainly attributable to the full utilization of the favourable opportunities in the international oil product market which increased the profit of its processing business, as well as such positive factors as the high consumption of oil products in China and the increase in oil refining and processing capacity.

In the first half of 2004, owing to the increase in oil refining and processing volume of Sinopec Guangzhou Branch, the operation capacity of Huizhou Crude Oil Jetty was enlarged significantly. Despite the intention of the oil refinery to lower its cost that resulted in a decrease in the average daily storage volume by 11.6% over the corresponding period in the preceding year due to the optimization in operation, volume of crude oil transmitted amounted to 3,820,000 tonnes, representing a growth of 21.4% as compared to the corresponding period in the preceding year. Volume of crude oil received and unloaded amounted to 3,750,000 tonnes, representing an increase of 20.6%. In the first half year, jetty operation recorded a turnover of approximately HK$170,000,000 and net profit after tax of approximately HK$104,000,000, representing a growth of 9.7% and 13.0% respectively over the corresponding period in the previous year.

For the six months ended 30 June 2004, the petrol stations of the Group sold about 200,000 tonnes of petroleum products, which was about the same level as compared to the corresponding period in the preceding year, and realizing a turnover of approximately HK$650,000,000, representing a rise of approximately 11% over the corresponding period of last year. However, as affected by the keen market competition, the growth of the petrol station business has lagged behind.

In the first half of 2004, the Group sold 823,000 tonnes of crude oil, contributing HK$1,599,000,000 in sales revenue, representing a decrease of approximately 51.5% and 39.5% over the corresponding period in the previous year respectively. Sales volume of petrochemical products amounted to 274,000 tonnes, contributing HK$676,000,000 in sales revenue, representing a decrease of approximately 41.1% and 0.9% over the corresponding period in the previous year respectively. While the trade volume dropped compared with the corresponding period in the previous year, the Group had seized the market opportunities and the gross sales profit from international trade rose by approximately HK$25,000,000, which offered Shareholders with better return.

Looking ahead, the Chinese economy will still maintain a relatively strong growth in the second half year, a strong consumption demand for oil products, and a satisfactory processing rate of the oil refining enterprises. The Group will take advantage of the favourable business environment and seize the market opportunities. In the second half year, the Group will manage its business focusing on effectiveness and long-term development. Among other things, the two on-shore oil storage tanks (storage capacity: 200,000 cubic metres) at Huizhou Jetty will soon be completed, which will increase the storage capacity and provide the downstream oil refinery users with more room for storage, which would, in the long term, enhance the profitability of the Company; the improvement of the supporting measures of the crude oil bonded storage tanks whilst investing in the construction of oil transportation system, which will increase the operational flexibility of the bonded storage tanks, and hopefully become the future profitability of the Group; to grasp the opportunities in the market and take reasonable measures in operating its processing business and sell more processed products at higher price to increase profit. The Group will focus on developing the international trade of chemical products on its existing base, opening-up the vast product market in the country, utilizing the strengths and favourable conditions of the Company, so as to increase the scale of trading of chemical industrial products, and to become the stable and the relatively major profit source of the Company; and through scientific evaluation, screen carefully the various investment opportunities and projects in accordance with the strategic positioning of the Group. We believe that with the gradual implementation of the development strategy, the return for shareholders is expected to increase further.

LIQUIDITY AND SOURCE OF FINANCE

The Group continued to maintain a healthy financial position. As at 30 June 2004, cash and bank balances amounted to $289,000,000 (at 31 December 2003: $221,000,000). As at 30 June 2004, the Group had bank borrowings of $727,000,000 (at 31 December 2003: $226,000,000), all of which were short term.

GEARING RATIO

As at 30 June 2004, the current ratio of the Group (current assets to current liabilities) was 1.38 (at 31 December 2003: 1.92) and the gearing ratio (total liabilities to total assets) was 37.2% (at 31 December 2003: 25.3%).

CONTINGENT LIABILITIES AND PLEDGED ASSETS

As at 30 June 2004, the Group did not have any contingent liabilities and pledged assets.

EXCHANGE RISK

As the Group's operations are principally in the PRC, including Hong Kong and Macau, and all assets and liabilities are denominated in Renminbi, Hong Kong dollars and US dollars, the Directors believe that the operations of the Group are not subject to significant foreign exchange risk.

EMPLOYEES AND EMOLUMENT POLICIES

As at 30 June 2004, the Group had a total of 1,411 employees, which was slightly higher than the beginning of the year. The Group's emolument policies are formulated on the basis of the performance of individual employee, the salary trend's in various regions and employees' contribution to the Group. Subject to the profit of the Group and the performance of the employees, the Group may also provide discretionary bonus to its employees as an incentive for their further contribution.

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVE

As at 30 June 2004, none of the Directors or chief executive of the Company had any interest or short position in any shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (Cap.571 of the Laws of Hong Kong) ("SFO")) as recorded in the register required to be kept under section 352 of SFO or as otherwise required to be notified by the Directors and the chief executive of the Company to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies set forth in Appendix 10 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

INTEREST OF SUBSTANTIAL SHAREHOLDERS

Save as disclosed below, the Directors are not aware of any person (other than Directors and chief executive of the Company) who, as at 30 June 2004, had an interest or short position in the shares or underlying shares of the Company as recorded in the register required to be kept by the Company under section 336 of SFO:

Name of Shareholder	Nature of interests	Number of ordinary shares	Capacity	Percentage to the issued share capital of the Company
Sinopec Kantons International Limited	Corporate	750,000,000	Beneficial	72.34%

Note:

The entire issued share capital of Sinopec Kantons International Limited was held by China Petrochemical International Company Limited. The entire registered capital of China Petrochemical International Company Limited was held by China Petroleum & Chemical Corporation. The controlling interest in the registered capital of China Petroleum & Chemical Corporation was held by China Petrochemical Corporation.

PURCHASE, SALE AND REDEMPTION OF SHARES

During the period under review, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities.

AUDIT COMMITTEE

The Audit Committee has reviewed and discussed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the unaudited interim report for the six months ended 30 June 2004.

CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice set forth in Appendix 14 of the Listing Rules during the period under review.

DISCLOSURE OF INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

A detailed interim results announcement containing all information that is required by Paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be released on the Stock Exchange's website in due course.

By Order of the Board
Yang Shu Shan
Chairman

Hong Kong, 3 September 2004

As at the date of the announcement, the Board of Directors comprises of the following:

Executive Directors
Mr. Yang Shu Shan *(Chairman)*
Mr. Pan Xin Rong *(Deputy Chairman)*
Mr. Zhou Feng
Mr. Zhu Jian Min
Mr. Ye Zhi Jun *(Managing Director)*
Mr. Ge Han Hua

Non-executive Directors
Mr. Yang Mo Fei

Independent Non-executive Directors
Mr. Wong Po Yan
Ms. Tam Wai Chu, Maria
Mr. Fong Chung, Mark

* For identification purposes only

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DAIWA

DAIWA ASSOCIATE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 1037)

RIGHTS ISSUE OF 105,873,066 RIGHTS SHARES AT HK$0.45 PER RIGHTS SHARE ON THE BASIS OF TWO RIGHT SHARES FOR EVERY THREE EXISTING SHARES HELD

Financial Adviser to Daiwa Associate Holdings Limited


ASIAN CAPITAL

DESPATCH OF THE RIGHTS ISSUE DOCUMENTS

The Rights Issue Prospectus, the Allotment Letter and the application form for excess Rights Shares will be despatched to the Qualifying Shareholders on 6 September 2004.

The Rights Issue is subject to the conditions of the Underwriting Agreement being fulfilled. Accordingly, the Rights Issue may or may not proceed. In the event that the Rights Issue does not proceed, the Company will not proceed with the Acquisition. Shareholders and potential investors should therefore exercise caution when dealing in the Shares or Rights Shares in their nil-paid form, and if they are in any doubt about their position, they are recommended to consult their professional adviser.

Reference is made to the circular of the Company dated 5 August 2004 (the "Circular") and the announcement of the Company dated 24 August 2004 (the "Announcement"). Unless otherwise stated, terms used in this announcement shall have the same meanings as those defined in the Circular.

DESPATCH OF THE RIGHTS ISSUE DOCUMENTS

The Rights Issue Prospectus, the Allotment Letter and the application form for excess Rights Shares (collectively the "Rights Issue Documents") will be despatched to the Qualifying Shareholders on 6 September 2004.

A copy of the Rights Issue Documents, together with the written consent given by PricewaterhouseCoopers will be registered with the Registrar of Companies in Hong Kong as required by Section 342C of the Company Ordinance of Hong Kong on or before 6 September 2004. A copy of the Rights Issue Prospectus will be filed with the Registrar of Companies in Bermuda pursuant to the Companies Act 1981 of Bermuda (as amended) on 7 September 2004.

DEALINGS

Application has been made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Rights Shares, in both their nil-paid and fully-paid forms. It is expected that dealings in the Rights Shares in their nil-paid form will commence on Wednesday, 8 September 2004 and will end on Thursday, 16 September 2004, both days inclusive.

LATEST TIME FOR ACCEPTANCE AND PAYABLE

The latest time for acceptance of and payment for the Rights Shares is 4:00 p.m. on Tuesday, 21 September 2004. Details of the procedures for acceptance and transfer are set out in the Rights Issue Prospectus and the Allotment Letter.

SHAREHOLDING STRUCTURE OF THE COMPANY

Pursuant to a further supplement underwriting agreement dated 1 September 2004 entered into between the Company and the Underwriter, (i) the total number of Rights Shares to be issued under the Rights Issue was reduced from 105,873,067 Rights Shares to 105,873,066 Rights Shares; and (ii) the total underwriting commitment of the Underwriter was increased from 79,409,534 Rights Shares to 79,409,538 Rights Shares as a result of (a) the decrease in total number of Rights Shares to be issued under the Rights Issue mentioned in (i) above; and (b) the decrease in the total number of Rights Shares that each of Mr. Lau, Ms. Chan, China Capital, Mr. Yuen and Mr. Wan has undertaken to take up under the Rights Issue from 26,463,533 Rights Share to 26,463,528 Rights Shares.

The shareholding structure of the Company immediately before and after completion of the Rights Issue (after taking into account the amendments made on the further supplemental underwriting agreement mentioned above) is as follows:

	Immediately before completion of the Rights Issue Shares	%	Immediately after completion of the Rights Issue (assuming all Qualifying Shareholders will take up their respective entitlements under the Rights Issue) Shares	%	Immediately after completion of the Rights Issue (assuming no Qualifying Shareholder, except Mr. Lau, Ms. Chan, China Capital, Mr. Yuen and Mr. Wan, will take up his/her/its entitlements under the Rights Issue) Shares	%
Mr. Lau and Ms. Chan	3,612,000 (Note 1)	2.27%	6,019,998	2.27%	6,019,998	2.27%
China Capital	28,121,300 (Note 2)	17.71%	46,868,832	17.71%	46,868,832	17.71%
Mr. Yuen	7,872,000 (Note 3)	4.96%	13,119,998	4.96%	13,119,998	4.96%
Smarnco	–	–	–	–	79,409,538	30.00%
Subtotal — Mr. Lau and parties acting in concert with him	39,605,300	24.94%	66,008,828	24.94%	145,418,366	54.94%
Mr. Wan (Note 4)	90,000	0.06%	150,000	0.06%	150,000	0.06%
Mr. Barry John Buttifant (Note 5)	100,000	0.06%	166,666	0.06%	100,000	0.04%
Public Shareholders	119,014,300	74.94%	198,357,172	74.94%	119,014,300	44.96%
Total	158,809,600	100.00%	264,682,666	100.00%	264,682,666	100.00%

Notes:

1. Mr. Lau individually owns 1,600,000 Shares whereas Ms. Chan individually owns 500,000 Shares. The remaining 1,512,000 Shares are jointly held by Mr. Lau and Ms. Chan.
2. China Capital is 60% owned by Mr. Lau and 40% by Ms. Chan.
3. Mr. Yuen is personally interested in 2,000 Shares whereas the remaining 7,870,000 Shares are owned by Cyber Concept Limited, a company wholly owned by Mr. Yuen. Mr. Yuen is also a shareholder of Smarnco interested in approximately 2.34% of the issued share capital of Smarnco.
4. Mr. Wan is an executive Director.
5. Mr. Barry John Buttifant is an independent non-executive Director. He is not a party acting in concert with Mr. Lau.

GENERAL

As at the date of this announcement, the board of directors of the Company comprises Mr. Lau Tak Wan, Mr. Wan Chor Fai, Mr. Mak Hoo Kai, Stanly, and Ms. Chan Yuen Mei, Pinky as executive Directors and Mr. Yuen Chi Choi, Simon and Mr. Barry John Buttifant as independent non-executive Directors.

Shareholders should note that the Rights Issue is subject to the conditions of the Underwriting Agreement being fulfilled. Accordingly, the Rights Issue may or may not proceed. In the event that the Rights Issue does not proceed, the Company will not proceed with the Acquisition. Shareholders and potential investors should therefore exercise caution when dealing in the Shares or Rights Shares in their nil-paid form, and if they are in any doubt about their positions, they are recommended to consult their professional adviser.

By order of the Board
Lau Tak Wan
President

Hong Kong, 3 September 2004

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration, and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

申請酒牌續期啓事

美味園

現特通告：溫瑞玲其地址為新界屯門亦園村亦園路1A現向酒牌局申請位於新界元朗元朗安寧路20至24號利群樓1樓及地下E舖美味園的酒牌續期。凡反對是項申請者，請於此公告登報之日起十四天內，將已簽署及申明理由之反對書，寄交新界沙田排頭街1-3號2字樓酒牌局秘書收。

日期：2004年9月6日

APPLICATION FOR RENEWAL OF LIQUOR LICENCE

Taste Cafe

Notice is hereby given that Wan Shui Ling of 1A Yick Yuen Rd., Yick Yuen Tsuen, Tuen Mun, N.T. is applying to the Liquor Licensing Board for renewal of the Liquor Licence in respect of Taste Cafe at G/F (Shop E) & 1/F., Lee Kwan Building, 20-24 Yuen Long On Ning Road, Yuen Long, N.T. Any person who knows any reason why this renewal should not be granted should send a written and signed statement of the facts to the Secretary, Liquor Licensing Board, 2/F, 1-3 Pai Tau Street, Shatin, New Territories within 14 days from the date of this notice.

Date: 6 September, 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 669)

CLARIFICATION ANNOUNCEMENT

This announcement is made pursuant to the requirements under Rule 13.09 of the Listing Rules. The Company clarifies certain information in the Articles published in the newspapers recently in relation to the Transaction.

This announcement is made pursuant to the requirements under Rule 13.09 of the Listing Rules.

Reference is made to the announcement of the Company dated 30th August, 2004 (the "Announcement") in relation to the proposed acquisition of companies comprising the Milwaukee®, AEG® and Oreflo® electric power tools and accessories businesses of Atlas Copco AB. Unless the context otherwise requires, terms used in this announcement shall bear the same meanings as defined in the Announcement.

The Board has noted certain articles (the "Articles") published in the newspapers recently reporting, among other things, that the Transaction would deliver earnings before interest, tax, depreciation and amortisation of at least US$110 million in 2005 and the earnings of the Group would increase by a minimum of 30% in 2005 due to the Transaction. It was also reported in the Articles that the Company intended to issue US$300 million (being approximately HK$2,340 million) convertible bonds by the end of 2004 or in early 2005 to finance the Transaction. The Company would like to clarify as follows.

Mr. Horst Julius Pudwill, the Chairman and Chief Executive Officer of the Company, was contacted by the press around or shortly after the close of the market on 1st September, 2004. In response to queries from the press as to how the Transaction might improve the future earnings of the Company, Mr. Pudwill mentioned that based on the revenue of the Business reported under Swedish GAAP of approximately US$707.8 million (being approximately HK$5,520.8 million) for the year ended 31st December, 2003, the Transaction would be highly accretive to the Company and the earnings and growth prospects of the Business would be in line with the Company's expectations. The Board has noted that certain financial forecasts were made available by ATCO to potential investors during the bidding process for the Business and such information might be sourced directly from ATCO or from sources closed to ATCO. Neither Mr. Pudwill nor the Board had provided any profit forecast on the Business to the press on which the above statements in the Articles were based. In response to queries from the press as to whether the Company would finance the Transaction by way of a placement of shares, Mr. Pudwill mentioned that the Company had no such intention to do so in the foreseeable future. Mr. Pudwill also mentioned that the Company would finance the Transaction by external resources available to it such as bank borrowings and possible fundraising in the bond market. There was, however, no specific mention of an intention to issue convertible bonds. Moreover, any such financing would depend on prevailing market conditions and the Transaction would be financed by whichever means and upon such terms that would be in the Company's best interests. Save as disclosed above, the Board is unable to identify the source of information on which the above statements in the Articles were based.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the Shares.

GENERAL

The Company acts as an investment holding company and also manufactures and trades electrical and electronic products. The principal activities of the subsidiaries and associates of the Company are manufacturing of electric power tools products, household electronic and electrical products and floor care products.

As at the date of this announcement, the Board comprises five Group executive Directors, namely Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Mr. Roy Chi Ping Chung (Managing Director), Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Dr. Akio Urakami and three independent non-executive Directors, namely Mr. Vincent Ting Kau Cheung, Mr. Joel Arthur Schleicher and Mr. Christopher Patrick Langley.

By Order of the Board
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

Hong Kong, 3rd September, 2004

In this announcement, figures in US$ are translated into HK$ at the exchange rate of US$1 = HK$7.8.

NOTICE ON APPLICATION FOR A CLUB LIQUOR LICENCE

South China Athletic Association

"Notice is hereby given that FUNG Wai-lam of Flat C, 20/F, Block 20, Richland Gardens, Kowloon Bay, Kowloon is applying to the Liquor Licensing Board for new issue of a Club Liquor Licence in respect of South China Athletic Association at Tennis Section, 6 Wylie Path, King's Park, Kowloon. Any person who knows any reason why this application should not be granted should send a written and signed statement of the facts to the Secretary, Liquor Licensing Board, Pei Ho Street Municipal Services Building, 4/F, 333 Ki Lung Street, Shamshuipo, Kowloon within 14 days from the date of this notice."

Date: 6 September, 2004

Your ringside view of China news and business



China Daily Hong Kong Edition
Subscription Hotline: (852) 2518 5138
Advertising Hotline: (852) 2518 5128



Your inside track on China

CHINA DAILY
Hong Kong Edition

China Daily Hong Kong Edition
Subscription Hotline: (852) 2518 5138 Advertising Hotline: (852) 2518 5128

Four 'oak trees' are growing stouter



HONG KONG FORUM

lauhk@hotmail.com

Ever since the handover, and especially during the long recession after the Asian financial crisis, the chief executive, government officials, academics, think tanks as well as media commentators have been on a constant search for a way to reflate the Hong Kong economy to its old glory.

Many solutions have been put forward, from moving in all directions to concentrating on high-tech development, and finally it seems to have boiled down to two directions. One is to upgrade the current core competence, and the other is to transform into other areas.

Currently the upgrading school appears to have seized the stage. The 2002 budget set the tone by reinstating the four pillars of our economy, namely, tourism, finance, logistics and trade services. These are our traditional industries, and there is nothing new about it. All we can do is to upgrade them to make ourselves more competitive.

One important sector which is conspicuously missing from the picture is the real-estate industry, as nobody wants it to be the driving force of our future economic development. This has become the official line of the government ever since.

At the same time, economic integration with the mainland has gathered momentum. With the signing of CEPA in mid-2003, Hong Kong is moving ahead in this direction at full speed. It is hoped that the advanced opening-up of the mainland market only to Hong Kong and Macao will give a big boost to the upgrading effort of our traditional economic pillars.

This strategy works. The most visible improvement is, of course, our tourist industry. It is estimated that 20 million tourists from the mainland will come and visit us this year, bringing in at least HK$100 billion to our economy. This is only the beginning, and we are going to get more with the opening of the Disneyland theme park in Lantau Island next year. All the famous brands have rushed to open shops here to grab a share of this big money. And our legendary local entrepreneurs will definitely not let go of this lucrative opportunity either.

No doubt, Hong Kong will soon become a world centre of fashion, jewellery, cosmetics, watches and trendy electronics. With this buoyant and seemingly insatiable demand, our shopping facilities, food and beverage industry, and hospitality sector will soon also be world class. This will certainly attract more visitors, not only from the mainland, but from all over the world. Success breeds success.

Hong Kong is already the regional financial centre with a very strong infrastructure. We are given a head start to establish strongholds before our competitors are allowed to land on the beach. Now that our banks and insurance companies are allowed to have the first bite of the mainland cherry, this additional nourishment will no doubt make us even stronger. Economies of scale bring with them strength and muscle, and soon the financial landscape will be improved beyond recognition.



Hong Kong has prospered on the four pillars of economy, namely, tourism, finance, logistics and trade services. FILE PHOTO

Previously we were neck and neck in competition with Singapore in this region. Now we can tell the Singaporeans to eat their hearts out.

South China is booming, and set to become the factory of the world. The growth of logistics is doubling every six years. The newly launched "9+2" framework is an added bonus. Now all our neighbours are pushing us to enlarge our capacity and improve our facilities, and there is absolutely no worry about demand for the next decade or so. Forced by circumstances, we simply cannot but upgrade. We are now No 1 both in container cargo and air cargo, and we will keep these positions for a long time to come. We will lead the world, and there is no doubt about it.

Last but not least, with all the other three pillars in top shape, the derived demand for trade services will rise rapidly. We are going to excel.

To conclude, now that the course is set, with economic integration, upgrading will come naturally. The government does not have to plan and invest, and we do not have to do it consciously. It is a no-pain, and effortless strategy. Money is constantly showering on us, and all we have to do is to bend down and pick it up.

Unfortunately we have not attained this happy state yet. Even one day in the near future, when we are there, happiness will be short-lived. If nothing else, fierce competition among ourselves will force us not only to upgrade, but also to innovate. And once we seriously start to innovate, we are going to enter the realm of transformation.

This process is now in its very advanced stage in the banking sector. The number of retail branches is shrinking fast. And for those that escape the fate of being closed down, they have all undergone a facelift. The layout is completely different. There are fewer teller counters, and in their place are partitioned work stations. They are now much more than public cashiers, but have transformed themselves into financial supermarkets, selling financial instruments from forex, stocks to insurance. You can still call this an upgrading exercise for banks, but it looks every bit more like a transformation to me. They are doing things more efficiently, but at the same time they are also doing different jobs, or doing the same jobs differently.

The four traditional economic pillars are like big trees. They were on the verge of dying in a long drought, and it was barren everywhere around them. Now with a new favourable environment, these trees will renew their vitality. Unnoticed in the undergrowth, some small trees are springing up. Soon they will be tall, and some old trees will wither and die. Hong Kong is now at the initial stage of such a transformation.

The author is a delegate of the Chinese People's Political Consultative Conference and a political affairs commentator.

Estate Duty should be retained for benefit of HK



HONG KONG FORUM

The Financial Services and the Treasury Bureau recently issued an Estate Duty Review Consultation Document in response to demand – mostly from bankers and others in the financial sector – for a repeal. I would argue that the Estate Duty should be retained as a matter of principle, not only in Hong Kong, but in all jurisdictions.

First of all, we have to admit that there may indeed be a case for abolishing the Estate Duty on the grounds of global tax competition.

Abolishing Estate Duty may enhance Hong Kong's attraction as a centre for managing assets and particularly for private banking. That will generate some income and jobs. No one is now able to demonstrate how much income and how many jobs will be generated, and I am not in the position to argue that these benefits will be minuscule.

My case for retaining the Estate Duty is based on both equity and efficiency grounds. Perhaps more paradoxically, I argue that retaining the Estate Duty is good for manifesting the benefits of capitalism and minimizing its ills.

Why is the Estate Duty equitable?

It is sometimes argued that if incomes are already taxed, taxing accumulated savings is unfair because it amounts to taxing incomes twice – when they are generated and after savings have been accumulated.

I do not disagree with this argument. However, it is necessary to point out that the Estate Duty is levied only after the income earner has deceased. The Estate Duty has not taxed the income earner twice. It is only levied on the beneficiaries of the estate. The beneficiaries of the estate have not EARNED the estate.

The beneficiaries of the estate need to pay the Estate Duty on three grounds. On the "Benefit Principle", since they benefit from the capitalist system and the protection of private property more than anyone else, they should pay more for enjoying more of this benefit. On the "Ability to Pay Principle", since they are now assuming a huge estate – Hong Kong exempts the first HK$7.5 million of an estate from tax – they are ready to pay the Estate Duty with little real burden to speak of. Finally, the Estate Duty is actually an important ingredient of a fair capitalist system that believes in fair competition and self reliance.

> A fair capitalist system does not believe in a free lunch. The beneficiaries of an estate are getting a free lunch since they have not earned it.

A fair capitalist system does not believe in a free lunch. The beneficiaries of an estate are getting a free lunch since they have not earned it.

Two recent books provide valuable insight on this subject. The more recent of these is Saving Capitalism from the Capitalists, by Raghuram Rajan and Luigi Zingales, Crown Business. The authors teach at the University of Chicago School of Business, which is well-known for being a bastion for capitalism and the market. They argue that capitalists who go against the principle of fair competition and fair play are the worst enemy of capitalism. There are plenty of them and they are undermining the capitalist system with their huge political influence and unfair tactics. Among the recommendations of these authors is the use of inheritance taxes to break up family dynasties.

The second book, entitled Perfectly Legal, was written by prize-winning New York Times reporter David Cay Johnston. It has a very provocative and illuminating subtitle, The Covert Campaign to Rig Our Tax System to Benefit the Super Rich – and Cheat Everybody Else. He argued that the super rich can now "shelter" almost all their incomes from the tax man with perfectly legal "tax shelters". I do not think it is an honorable thing for Hong Kong to provide more shelters to the super-rich, even though Hong Kong should rightly be committed to capitalism in principle and in practice.

It may be true that Hong Kong could beat its competitors by offering more and more tax advantages, but international tax competition ultimately will not benefit any of the jurisdictions, but those who rightly should bear more of the tax burden.

If the inheritance tax should be retained, should we raise it? I would actually argue for raising the inheritance tax if four conditions were realized.

The first condition is that the state is able to provide the best education to those who are deserving even when parents cannot pay for it. That is to say, when children can get as much and as good an education as they deserve, without being constrained by the pockets of their parents.

The second condition is that competition in the market place is fair to all players. The third condition is the availability of a social safety net to assist those who suffer from misfortunes. The final condition is that the government is an efficient one and provides good value for taxes collected.

Because we cannot say we have achieved all these conditions, I would prefer NOT to raise inheritance taxes. But for the important principles as explained above, we should not abolish them either.

The author is director of the Centre for Public Policy Analysis, Lingnan University.

IN MY VIEW



Archers hit the target as traditional, wholesome role models

By Paul Murphy

theammurphy@hotmail.com

When Chinese American tennis star Michael Chang was asked why there are so few Asian or Asian-American athletic role models, he replied: "I think in Asian households, education is stressed a lot more than athletics. That has changed quite a bit now because parents have started to realize you need to be well rounded."

Chang's comment, reported in Newsweek in October 1998, sounds strangely dated in the wake of China's impressive achievements at the Athens Olympics, but right on the mark for India, which took only a silver in shooting. Going back to the autumn of 1998, in the Asian Games, held in Bangkok, China reaped the largest number of medals, while India only secured a handful.

There are various reasons for the sporting difference between the two giants of Asia and one of them is cultural. Back in 1991, the New York-based newspaper India Abroad, when commenting on the poor performance of India's athletes at past Olympics, noted that Indian women were at a distinct disadvantage because of dress codes and physical taboos.

China's women, by contrast, do not suffer from such handicaps. In this way, China's modern outlook is a key factor in its greater success at athletics.

The success of China's women touches on the age-old theme of tradition versus modernity. China's progressive approach on women has benefited the country in athletics, but along the way other values fell by the wayside. I'm thinking of archery, which for well over two thousand years, going back to before Confucius, was an important military and cultural pursuit in China. Archery was sidelined in the twentieth century to the extent that China lost a venerable tradition.

South Korea, by contrast, clung on to its archery skills, notching up an impressive record of achievements at previous Olympics.

In the Athens archery events, it picked up the gold and silver in the women's individual, and the gold in both the men's and women's team events. China managed a silver in the women's team, while Chinese Taipei took the silver in the men's team and the bronze in the women's team.

I would like to see China excel in this field. I believe too that archery is a sport where Hong Kong could shine. Chief Executive Tung Chee-hwa pledged last week to raise the profile of sports in the city. What better place to start than with archery?

I have various reasons for setting my sights on this particular sport. I value it because it falls under the category of traditional Asian pursuits – offering great opportunities to encourage fine role models among the young.

One can find echoes of past archery in the sweeping grasslands of Inner Mongolia and its rugged horsemen. They call to mind the ancient battles that raged when the bow was a key weapon.

In the country of Mongolia, one tradition is the annual Naadam festival in mid-July in which wrestling, horse riding and archery are prominent, the games held in Ulan Bator, during which musicians play traditional folk songs. Could not China too attempt a revival of such folk pursuits?

Whatever the case, the athletic achievements of China are in such sports as running, table tennis, swimming and gymnastics. These are all forms of athletics that serve to underline the noble ideals on which rest the foundations of the Olympics.

The same is true of cricket, the most popular sport in South Asia, and still regarded by many as a civilized, "gentlemanly" pursuit. In 1990 I interviewed a Jamaican entrepreneur in New York who introduced cricket to young blacks in the Bronx, in the hope that it would keep them out of gang culture and crime. He was concerned that American sports, such as football, were too aggressive and leading the young astray.

Later in that decade, a few others followed suit, a campaigner for the homeless in Los Angeles setting up a cricket team in crime-plagued Compton.

Worldwide, soccer nets the title as the most popular sport, although it doesn't quite win the goal of serving as a role model for the young. While soccer produces such high-spirited players as Michael Owen, other stars like David Beckham pay lip-service to styles of dress and attitudes very much rooted in a less attractive culture. Without dwelling on Beckham's dubious behaviour during the 1998 World Cup match, one need only point to soccer hooliganism, which has cast its shadow over the sport for more than four decades.

That is why I honed in on archery as a pursuit that could hit the target in reviving worthwhile traditional values in China. Compare it to soccer, and you have the phenomenon in Japan of Nakata Hidetoshi (voted top soccer star in 1997 by the Asian Football Confederation) who dyed his hair orange.

Wider trade deals can create jobs



HONG KONG FORUM

sceong@dsson.com

The Closer Economic Partnership Arrangement (CEPA) between Hong Kong and the mainland is a "living agreement".

For trade in goods, a total of 1,097 products have now been given preferential treatment. They cover nearly all goods made in Hong Kong, compared with 273 products at the very beginning.

As to services, 18 sectors were given access to the mainland at the beginning. Then last month eight more sectors – including airport services and entertainment – received the same treatment.

Both An Min, vice-minister of commerce, and Financial Secretary Henry Tang have confirmed the positive effects of CEPA on economic recovery and employment improvement in Hong Kong.

Concurrently, the Hong Kong government announced that the local economy surged 12.1 per cent in the second quarter – a bright light after the gloomy SARS period last year. The full-year economic growth target has been revised to 7.5 per cent from 6 per cent, taking into account all adverse factors – such as soaring oil prices, rising interest rates and the mainland's cooling-off economic policy.

Meanwhile, the central government is preparing to ease and streamline procedures for mainland private business and investment to flow into Hong Kong.

Despite all the good news, Chief Executive Tung Chee-hwa noted that many Hong Kong people have yet to enjoy the full benefits of economic growth. Unemployment rates are still high, and average earnings of ordinary workers are declining.

Because of globalization, international competition and government expenditure policy, Hong Kong finds it rather difficult to maintain both job vacancies and earning levels of those jobs in labour-intensive industries, particularly in the construction and manufacturing sectors.

The situation may worsen due to the low-education level of Hong Kong's labour force.

Government statistics in 2002 indicated that among the Hong Kong population aged 15 or above, 52 per cent have an education below Form Three. Of those with an above-high-school education, only 13 per cent had acquired university degrees. For those aged 20-40, 80 per cent did not have any university degree.

Education takes time. There will not be any dramatic change within one or two decades.

In order to generate job vacancies for the less educated, low skilled and middle-aged workers, it is advisable for the SAR government to follow Singapore in developing such schemes as a Free Trade Area (FTA), Close Economic Partnership (CEP) or New Age Economic Partnership (NAEP).

Singapore set up its first FTA in 1993. In the 21st century, it has been striving hard to achieve various FTA, CEP and NAEP beyond ASEAN, of which it is a member. It formed CEP with New Zealand in 2001 and NAEP with Japan in 2002. It established FTAs with the EU in 2002 and the United States in 2003. It has been negotiating FTAs with Mexico, Australia, South Korea and some others. If Singapore can, why can't Hong Kong?

With CEPA and the "9+2" Pan-Pearl River Delta regional co-operation framework, Hong Kong has been in a better position. Time is now ripe for Hong Kong to explore FTAs and CEPs with the outside world.

The author is an honorary consultant of the China Law Office, a law firm under the auspices of the Ministry of Justice of the PRC.

中葡會社酒牌續期啓事

CLUB LUSITANO

APPLICATION FOR RENEWAL OF CLUB LIQUOR LICENCE

CLUB LUSITANO

"Notice is hereby given that Mr. SOUZA Henrique Antonio of Flat F, 21st Fl., Fullview Court, 32 Fortress Hill Road, North Point, Hong Kong is applying to the Liquor Licensing Board for renewal of the Club Liquor Licence in respect of Club Lusitano at 23/F-27/F, 16 Ice House St, Central, Hong Kong. Any person who knows any reason why this renewal should not be granted should send a written and signed statement of the facts to the Secretary, Liquor Licensing Board, 8/F, Lockhart Road Municipal Services Building, 225 Hennessy Road, Wanchai, Hong Kong within 14 days from the date of this notice."

Date: 6 September, 2004

APPLICATION FOR TRANSFER AND RENEWAL OF LIQUOR LICENCE

Island Pacific Hotel

Notice is hereby given that WONG, Ho Yin Peter of Flat 9D, Block 8, Whampoa Garden Site 12, Hunghom, Kowloon is applying to the Liquor Licensing Board for transfer and renewal of the Liquor Licence in respect of Island Pacific Hotel at Part of UG/F., Part of 1/F., 152 Connaught Road West, Hong Kong to SAM Su-lai, Shirley at Island Pacific Hotel, 152 Connaught Road West, Hong Kong with endorsement of bar & hotel. Any person who knows any reason why this transfer and renewal should not be granted should send a written and signed statement of the facts to the Secretary, Liquor Licensing Board, 8/F, Lockhart Road Municipal Services Building, 225 Hennessy Road, Wanchai, Hong Kong within 14 days from the date of this notice.

Date: 6 September, 2004



Summer 2004 Lucky Draw Promotion Announcement

Results as follows:

Prize	Ticket No.
First Prize Winner (1)	091291
Second Prize Winner (1)	221326
Third Prize Winner (1)	023733
Fourth Prize Winner (2)	092669, 247483
Fifth Prize Winner (5)	274836, 141631, 296562, 066535, 046079
Sixth Prize Winner (10)	001087, 047816, 066492, 086722, 095909, 126614, 141646, 200970, 225198, 262894
Seventh Prize Winner (10)	005025, 053757, 066624, 086774, 125439, 174299, 201596, 235738, 276781, 313994

Winners will NOT be notified separately.

Enquiry Hotline: 2710-6868

Licence No.: 021894/021895

Your key to China news and business

CHINA DAILY Hong Kong Edition

China Daily Hong Kong Edition

Subscription Hotline: (852) 2518 5138 Advertising Hotline: (852) 2518 5128

招股詢價趨合理 深滬漸步市場化

談B論H



亨達國際研究部聯席董事　黎偉成

中國證監會在2004年8月30日透過其網站發表的《關於首次發行股票試行詢價制度若干問題的通知》，所提出的最新建議的主要目的和特點，就是讓投資機構或明確一點說是由市場取代過去須經過金融證券監管機構批准機制，料可推動公司以更爲合理和能夠反映企業實際價格的招股價募集資金，及讓社會公衆投資者有更大空間認購屬相對合理價錢的新股，使上海和深圳證券市場的運作進一步與國際金融市場接軌。這亦爲深、滬兩市今後開放予境外機構招股上市掛牌邁開重要的一步。

改革向[illegible]

內地的國有或民營企業現時申請上市，由遞交申請表以至到幾乎最後一個步驟的釐訂招股，都得由國務院的監管機構審查和批准始成，而監理機構鑒因對行業、個企和市場實際情況相對不大熟悉，加上定價高低亦與國家利益有頗密切關係，故有不少企業都能以所建議的超高市盈率即超高招股價推出股份接受認購，所產生的效應包括有：(一)公司在招股時以過高市盈率集資，使它們上市後的相當長時間即使賺取到可觀的利潤，亦無法降低市盈率，及市盈率始終難以真實反映到企業的實際盈利能力。(二)投資者普遍在認購新股賺取異常可觀利潤，故在市場買賣個股時亦大多不理會公司的市盈率即盈利能力，更多傾向於炒買消息。(三)市場對新股發行人缺乏足夠約束力，因爲公司在上市後未必能夠確保招股書所作出的承諾得到兌現，甚至變了樣。

證監會此番作出的最新《通知》，從主要是肯定境外資本市場多年實踐證明「通過詢價、報價形成價格是股票發行市場化定價的有效形式」的說法，亦是這個監理部門，有意推行首次公開發行股票向機構投資者詢價的制度，以圖達到讓市場機制形成新股發行價格的目標。《通知》不僅開宗明義地規定首次公開發行股票的公司及其保薦機構應通過向機構投資者詢價的方式確定發行價格，和詢價應採用累計投標詢價的方式，所列明的對象機構投資者的，更有兩大特點：(甲)依法設立的證券投資基金、符合中國證監會規定條件的證券公司、其他中國證監會認可的機構投資者，可以一定程度印證內地的證券市場經過一段期間的成長，甚至監理機構相信「證券投資基金等機構投資者實力有所增強，和它們的定價分析能力和參與確定新股發行價格的意願亦不斷增強、市場地位和作用日益突出。」

指定內容[illegible]

但內地的基金等機構投資僅是有相對的進步，實際經營投資、管理監控和專業操守仍有待更大程度的提升，問題是中國證監會要推動公司首次公開發行股票時得採取詢價的方式，以確定發行價格的市場化發展，不重點依靠內地的金融證券投資者，還得靠誰呢？是故本國具實力和有信譽的機構投資者該可列入此項《通知》所指定的詢價其中對象，而另一重點對象就是：(乙)合格境外機構投資者(即QFII)。這些機構投資者大都屬於跨國商業銀行的證券部、基金、保險公司等金融機構，有長久和良好的專業知識、經驗和技術，並且自去年中成爲QFII機構後在中國的證券、債券市場運作和投資已一段時間，對中國的資本市場有較爲直接的了解和認識，可以勝任。這亦可反過來看中國加大開放證券金融市場的門檻，不僅引進資金，且可更爲直接的借鑑外資金融機構的專業以加強改革金融市場和便金融業加快市場化的發展力度。

保薦機構更得按有關《通知》的規定提供定價報告對影響發行價格的因素「進行全面、客觀的分析」，內容包括有：(1)發行人的行業分類，在行業中的地位及其對定價的影響；(2)發行所屬行業上市公司股票的二級市場價格及市場整體走勢對定價的影響；(3)發行人經營狀況和發展潛力對定價的影響；(4)發行人盈利能力和財務狀況對定價的影響；(5)發行人募集資金投資項目對股票定價的影響；(6)其他對發行人股票定價有重要影響的因素。

市場會產生[illegible]

不僅公司得透過詢價途徑作爲首次公開發行股票的定價重要參考，中國證監會的最新《通知》則規限發行人的配售比重，使機構投資者無法壟斷和讓更多社會公衆投資參與，使市場相對較爲均衡地發展。這亦是中國股市市場化的其中重要一步。《通知》在第6點細項中對保薦機構向參與累計投標的詢價對象配售股票作出規限，即：(甲)公開發行數量在4億股以下的，配售數量應不超過本次發行總額的20%。(乙)公開發行數量在4億股以上(含4億股)的，配售數量應不超過本次發行總量的50%。此舉顯示較港市的容許國際配售比重由90%－95%要緊縮，但新措施仍保持「經中國證監會同意，發行人及保薦機構可根據市場情況調整上述比例」，相信有利超大型國企甚至將來開放准入的外企進行的超大型招股募集資金時引入重要的戰略性合作夥伴。

限制配額[illegible]

中國證監會作出配售規限，顯然要讓社會公衆投資者有更大的空間去認購新發行的股票，使囤積於商業銀行體系裏即異常龐大的存款引入到證券等市場，使資金市場有更多的頭寸和能量加大發展力度。以封閉式爲主的基金過去深圳和上海的證券市場每有新股招股時，會以各種各樣的渠道和途徑包圍認購，形成流落社會公衆投資者手上的股數相對稀少和容易造成人爲地炒買挾高股價的過份投機現象，亦減低投資者的專注力僅投入到認購新股必賺而無甚興趣投資現貨市場的偏頗傾向；而《通知》亦強調得繼續執行兩年前出台的按比例配售規例，使保薦機構對發行價格以上的全部有效申購進行的同比例配售，配售比例爲擬向詢價對配售的股份數量除以發行價格以上的有效申購總量，避免以往的「大包圍」情況重現。

國企指數

人爲催谷近尾聲 美國經濟成滯脹

論盡華爾街

香港專業財經分析及評論家協會名譽主席 [illegible]

上周美國公布的最新每周失業申請人數達36萬2千人，比市場預期的34萬人高，平了近半年來的最高紀錄。投資者不禁要問 [illegible]

美國大選前夕的最重要 [illegible] 政府要配合經濟的 [illegible]

美國九月若不加息 恒指可追萬四

[illegible]

上周公布的美國最新每周失業申報數字回升，顯示人爲催谷經濟已近尾聲，美國經濟可能步入滯脹。

美日匯價防短期挾倉

金匯行情

美元兌日圓回升至近110.48，上周先跌後回升，但匯價目前仍企穩於108.55以上，故短期內投資者要小心市場或會出現挾倉的買賣活動；技術上，美日匯價的底部仍可假設已見，對於短期反彈的預期不變，短期策略可繼續低吸美元。上周日本7月份工業生產沒有增長，製造商收縮電子配件及半導體的生產規模，顯示經濟復蘇步伐正減慢。

上周美國8月份非農業職位增加14.4萬個，遜於市場預期，7月份新增職位從原先統計的3.2萬個，向上修訂爲7.3萬個。失業率由7月的5.5%，降至上月的5.4%，爲01年10月以來最低。估計聯儲局於9月21日的會議，有機會加息0.25厘，調高聯邦基金目標利率。年初至目前美國增加140萬個職位，爲預期的一半，需要每月增加15萬個職位，才保持失業率穩定。

歐元兌美元炒家短期在1.20至1.2230內作短線買賣，而歐元區服務業連續第14個月擴張，不過，增長步伐放緩，反映油價急升及失業率企打擊區內信心。8月份職業活動指數由7月的55.3下降至54.5，差過市場預測。

美元兌瑞士法郎反彈，9日強弱指數在62，21動力指數則上升至中軸區之上，技術上，美元暫在1.2720爭持，調整至1.2650可短期買入。英鎊整體反覆急跌，交叉盤走勢與直盤轉弱，故預計英鎊於未來一周時間內已可下試至1.76水平。而英國7月份新批出的樓宇按揭貸款減少，反映央行連番加息後，樓市已開始冷卻，7月份淨樓按貸款增加86.5億英鎊，爲去年8月以來新低，目前英國樓市已見降溫，收緊銀根開始發揮作用。另一方面，國際貨幣基金會預測，今年全球經濟增長率將略高於原先預估的4.6%，最終數字將可能見4.9%之上。

金價反彈上限下移至408

黃金價格調整，開始進入鞏固，追價至400美元，後市走勢將持續反覆格局，反彈上限下移至408美元。金價和美元資產可能出現背馳的情況，惟市場焦點並非集中在貴金屬方面，令到金價只呈現鞏固的格局；形成金市好淡爭持的局面。目前，紐約期金市場交投明顯轉活，若金價升破410美元，止蝕沽盤將推高價位。上周五金價下跌逾5美元，觸及了止蝕沽盤，最低曾見398.75美元，金商指因有基金在勞工節假期前平倉離場，預期支持位在394美元水平。　黃明華

哈動調整後買盤跟進

紅籌國企心水選



集團盈利率偏低　最近有傳聞美國通用電氣有意入股哈動，目前集團擁現金、銀行存款及證券投資共87億元人民幣，減去銀行貸款25億元人民幣，有淨流動資金逾62億元。集團承造發電機組，設備商手頭訂單充裕，目前符合國家加速發展東北政策。而且中國未來7年每年需要裝機3000萬千瓦，對發電設備製造商提供發展機會，公司累計新訂單逾420億元，較去年增長4.5倍，70%的訂單額來自中國5大電力公司。估計集團在未來5年保持30%增長，市盈率相比盈利增長，目前估值仍吸引。

哈爾濱動力(1133)爲發電設備製造商，目前同時具備生產、銷售發電設備火電三大主機，及承攬電站工程之一體化企業。截至6月底止半年，純利爲3417萬元人民幣，增長48%，每股盈利2.9分，不派中期息。期內營業額38億元，經營溢利7308萬元。集團擁有先進的生產設備，在內地發電設備製造商中一直有領先地位。目前中國對電力的供需不平衡，估計總裝機容量將在2002到2020年間以每年5.8%複合增長，從3.5億千瓦達到9.6億千瓦。內地大型發電設備生產商已掌握60萬千瓦的大型機組製造技術；電力行業已進入超高壓時代。

哈爾濱動力提高競爭能力，現價相等於帳面值0.78倍，股價短期反覆鞏固，短期上落區在1.72元至2.10元之間。調整後有買盤跟進，以圖表量度升幅，中期目標可見2.30以上。

道與研究有限公司

哈爾濱動力

[illegible]

創科實業有限公司
(於香港註冊成立之有限公司)
(股份代號：669)

澄清公佈

[illegible]

一般事項

[illegible]

香港，二零零四年九月三日

[illegible]

大新金融

大新金融目標66元

投資攻略



大新金融(440)股價標升，目前仍處中期升浪，成交量持續增加，可以圖表量度升幅，目標可見66元以上。集團中期純利爲14.4億元，增長206%，因出售部分大新銀行權益獲得特殊溢利8.1億元，撇除此特殊溢利，增長34%。期內保險業務升25%，資產質素有所改善，平均市盈率12.5倍。　大班

本版觀點僅供參考 據此入市風險自擔

恒指本周反覆不會急跌

大市評析

駿威股份，預計恒指在本周較爲反覆，但不會出現急跌。

恒生指數在上周最高見13088點，升至近5個月高位，牛市氣勢持續，投資者信心增加，相關對沖及套戥大減，散戶已開始入市，美股亦有升幅，已重上10260點，有助港股回升，大戶已在近幾個月大手吸納，12600點之上有強大支持，而且本港的數據顯示通脹已重臨，資產價格必會上升，目前樓市仍穩步發展，投機炒賣未算嚴重，第四季樓價仍會有升幅。恒指成分股將更換，招商國際及駿威汽車將取代上海實業及電視廣播，兩家公司分別佔恒指比重0.6及0.5，而且盈富基金會作出調整投資組合，將買入1.76億元的招商國際股份及買入1.47億元的駿威股份，預計恒指在本周較爲反覆，但不會出現急跌。

市場信心已回復，恒指中期可升近13500點心理關口，而短期平衡區則在12800點水平，在20天平均線已有支持。國企指數於4314點收市，跌36點上周已重上升軌，中期升浪已形成，起初較着陸的機會較大，外資已見增持，上升動力大增，自3949點起步建立升浪。若本周初下調至4210點水平，估計可吸引投資者入市，而且可在此水平買入原材料股，後市可升破4467點。

9月期指以12975點作全周收市，單日則下跌13點，但尾市出現高水，投資者仍對後市有信心，故此，持倉過周末，沽壓亦相當溫和。美股追指下調，對本周港股不會構成壓力，若期指高水持續，後市將快速突破13100點之上，估計即市略爲回吐，支持位分別在12925點及12840點；於20天平均線已有支持，低位將有買盤入市。　樂風

9911 候低吸 9375 波幅小

富輪攻略



大市已納牛市升軌，恒指在上周已升近13100點阻力位，外資亦作投機性買入，尤其是在月結前後，故此，認購證亦以上升爲主。恒指已在12750至13100建立徘徊區，上升通道亦形成，自上月中見底後，出現一個突破裂口位，而且上升動力大增，配合8月26日的211億元的大額成交，反映買家已急於入市，而且第4季有機會升近14000水平，令投資者在近日再度買入。(9911)恒指法興認購證近日成交增加，上周五已有6.2億股成交，雖然大市略爲回吐，但未有轉向形態，估計本周調整後回升。此證以12600點作行使價，於主要支持位之上，在12月30日爲到期日，引伸波幅只有22%，實際槓桿爲9倍，在調整後買入的風險較低，在0.175元應有初步支持，下一級爲0.16元。

華能電力在近3個星期內回升，在內地需求持續下，股價回升至5.95元收市，已升近50日平均線，中期可望升至7元，反彈下跌浪的0.5倍，現水平將略爲回吐，在5.60元已有支持。(9375)華能法巴認購證近日回升，上周五以0.139元收市，其行使價爲6.5元，現水平距離行使價約9%，由於槓桿只有4倍，故波幅率不算太大，而到期日爲明年4月，炒買入若以中線爲主，預計0.13元已有支持，可在本周買入，以0.12元作短線止蝕位。　高米

郎咸平：應停止國企改制

「颶風」掠「深水區」 中國經濟學家大論戰



郎颶風向國企改革發難 驚天言論引發軒然大波

「應該停止國有企業改制。國進民退了，整個國有資產轉成私有體制了，是不是我們又倒退了呢？而且這些人生產資料的取得是在法律缺位下的合法，中國的法律是不健全的，法律的規定是非常不詳盡的，而且我們是大陸法系國家，跟英美法系國家又是不一樣的。英美法系是什麼標準呢？就是社會公衆意見的標準，而我們是根據條文來判斷的。在我們這裏，只要是條文沒有說你不能做的，你都可以做，我們的公司法又是一個不健全的法律，難道法律沒說的做了都是對的嗎？現在就有這樣一個情況，一些人在合法地奪取國有資產。」這是香港中文大學教授郎咸平最近一個時期在各種演講和訪談中表達的一個主要思想。

擁有美國沃頓商學院博士學位的郎咸平三年前將學術陣地移到內地，先是以對德隆系的分析和預言「暴得大名」，現又以對內地幾家著名企業的財務分析成了傳媒和大衆最爲關注的明星學者。作爲專研公司治理的財務專家，郎咸平在各種場合大聲疾呼：在國有企業股份制改造的過程中，一些民營企業和國有企業領導在以各種方式侵吞國有資產。在法律滯後的這種情況下，必須停止這種「國退民進」的改革！

國有企業的改制是中國經濟改革的「深水區」，被人稱爲「郎監管」的郎咸平這次向國企改革發難，可謂是「一石激起千層浪」，郎咸平本人也立時又有了新名號：郎旋風、郎颶風、民間審計長……這是中國經濟學界無法回避的課題。

部分著名學者缺席集體討論會 遭指責缺乏良知



茅于軾專門接受了本報記者的採訪。

8月28日下午，在京舉辦的一場名爲「資產流失和國有經濟發展」的經濟學家集體回應郎咸平的學術討論會，由於「主流經濟學家」的多數缺席，戲劇性地變成了「一邊倒」的郎咸平聲援會。

會議一開始，郎咸平毫不客氣地公佈了「請而不到」的學者名單：吳敬璉、張維迎、厲以寧、林毅夫、茅于軾。這些學者都是曾爲中國經濟改革出謀劃策的重量級人物，他們也依然佔據着內地最有影響力的講壇。

吳敬璉先生的說法是：不發表意見就是良知有缺失嗎？我不太理解這場爭論到底是怎麼回事。因爲我沒有研究，所以無法作出回答，也無法判斷郎咸平教授的意見究竟對不對，但他說的有一條我覺得是對的，就是在國有企業改制中確實出現了吞食和侵吞國有資產的情況。

茅于軾先生在接受本報記者採訪時說：「郎先生所談的不在我的研究範圍，他研究企業、股票，你可以從我的文章裏看出這不是我的研究範圍，所以我沒有太多的評論。但對這場爭論，我有自己的看法。我們對於學術問題的討論，往往不是使各方受益，而是使各方受損。我主張爭論不要損人利己，而要利人利己。學術討論如何利人利己？這就是要看到別人文章裏有價值的可取的東西，使自己的思考從中受益。這是一個學術討論的方式問題，批評是重要的，但不是主要的。當今中國經濟學素材很豐富，經濟學界也很活躍，然而，爲什麼形不成經濟學派？我不喜歡學術討論以這種叫板和吵架的方式進行，學術討論需要一種正常的氣氛。郎先生的文章我沒有仔細研究過，對他的表達方式我也許不太贊成，但我認爲他的意見很重要。他提出了國有資產流失的問題，這個問題是不是存在，這個問題有多嚴重，這些都值得研究，這對國企改革有好處。」

對於國企改革和國資流失，郎咸平和趙曉(右上圖)、張維迎(右下圖)有着針鋒相對的觀點

張維迎：應善待企業家 趙曉：國資流失僅個案

沉默的內地經濟學界在媒體的質問中終於發出了自己的聲音。最有代表性的一種回應來自大名鼎鼎的北京大學光華學院副院長張維迎和國務院國有資產監督管理委員會研究中心宏觀戰略部部長趙曉。8月28日，張維迎教授在「中國企業家論壇首屆深圳高峰會」上挺身爲企業家「擋箭」。張維迎的主要論點是：不否認在國有企業改制過程中存在着或者可能存在着資產流失，但要強調的是，這個過程是創造財富的過程，而不是瓜分財富的過程。全社會都需要感謝企業家。有的人打着保護中小股東權益的旗號否定企業家隊伍，中國企業生存的輿論環境是1992年以來最不好的。

作爲「主流經濟學家」，趙曉表達的觀點是：國有資產流失快有時可換來市場轉軌的加快，中國國有企業資產不是流失了，而是相反，國有資產流失在個案上成立，在總量上不成立。總量上，國有資產借許多方式將老百姓的私人財產不斷流失成國有資產，比如股市是如此。不要貿然引爆仇恨國資流失情緒。

張維迎和趙曉的觀點激起了學界強烈的批評，針對張維迎要善待企業家的說法，有學者撰文指出，要善待企業家，更要善待公正。對於趙曉的觀點，有反駁文章指出，趙博士似乎搞錯了幾個概念：一個是「國家」與「國有資產」的區別；一個是「經營權」與「所有權」的區別；一個是「流動」和「流失」的區別。

至9月初，論戰的焦點轉到了國企產權改革或國有資產轉移過程中的社會公正性問題。

9月4日，清華大學國際問題研究所侯若石教授在北京的一次名爲「改革路徑的新選擇與學者良知」的研討會上說：「中國搞改革開放，走的是市場化的道路，當然要追求效率。但是，社會主義市場經濟與資本主義市場經濟的根本區別是，要把謀求社會公平放在首位。從原則上講，即使國有資產流失一分錢，也是對人民利益的侵害，也是不容允許的。」

綜合開發研究院（深圳）的鄒藍先生在接受本報記者採訪時說：「郎咸平指出的國有資產流失問題確實存在，但如果因爲這種現象存在，就要停止國企改革，這是我絕對不能贊同的。國企改革存在的這些問題，只是操作層面的問題，是地方政府缺乏有效的監管。但國企改革的大方向沒有錯，如果因此而否定國企改革的大方向，那是對全國人民政治智慧的一種侮辱。」

作爲研究西部問題的權威專家，鄒藍以西部問題爲例說明發展民營企業的重要性：「西部地區同沿海地區相比之所以經濟落後，就是因爲民營經濟不發達，譬如青海省，國企依然佔80%的比重。現在重慶、四川、雲南和新疆等地都在大力發展民營經濟，因爲這是必然的選擇。民營企業家當然也不能一概而論，他們雖然很多是草莽英雄，但很多人都具有很好的素質。」對於郎咸平所說的「國有企業比民營企業效率高」的結論，鄒藍也是不以爲然。「郎咸平所說的國有企業只是那些在香港聯交所上市的大型國有企業，而那些企業都是壟斷程度非常高的企業，它們並不能代表國有企業的普遍狀況，它們的業績也並不說明問題。」

在這場關於國企改革的大論戰中，學者的良知也成了大衆輿論的一個熱點話題。因爲經濟學是「經世濟民」的學問，經濟學家的社會良知也就自然而然地成了人們拷問的對象。在一些情緒激烈的言論中，某些權威經濟學家被指責爲「企業的代言人」。也有很多經濟學家對郎咸平的表現方式看不慣，說他是在「炒作」自己。

郎咸平對此並不介意，但他說自己有炒作的資本，因爲他已在世界最權威的經濟學雜誌發表20多篇論文，在美國，在這樣的雜誌發表三篇學術論文就可以被評爲終身教授，而內地的某些學術權威到死也發不了一篇這樣的論文。郎咸平說：「我不是一個偉大的人，但我是一個偉大的思想家。」

國企領導：是「保姆」還是「主人」

MBO（管理層收購）是國企改革引進的一個新概念，以MBO的名義，某些國企領導一夜之間就成了億萬富翁。郎咸平說，這是侵吞國有資產的行爲。

「中國根本沒有正確認識MBO的本質，現在內地所謂的MBO是用銀行的錢收購國有的資產，這是不對的。中國不能做MBO，因爲中國上市公司的國有股不是全流通的，真正意義上的MBO應該是溢價收購在外的股份。現在我們變成收購不能流通的國有股，MBO成了MBI（管理層買入）了，而且還自己制訂價格。」郎咸平認爲，國有企業的領導人的角色是「保姆」，而不是「主人」，因爲國有資產的主人是國家，國有資產是全民的資產。

郎咸平說：「我的家原來又髒又亂又差，找來幾個保姆，幫我把家收拾乾淨了，但資金是我出的，政策是我給的，那麼保姆能說這個家就成了他的嗎？收拾干凈，那是他們的職責所在。國有企業也是如此，公司的業績做好是你的責任，是你應該做到的！」

郎咸平認爲，中國不是沒有好「保姆」，關鍵的問題是建立一個好的「保姆市場」，即「職業經理人市場」，要有一種「信托責任」制度，對於優秀的國企負責人，國家可以考慮給其高薪或通過激勵期權少量的持股，但不能使之成爲大股東。應當引入充分的競爭職業經理人市場淘汰機制，職業經理人信託責任的理念將會透過這種充分競爭的市場機制而逐漸成型。

國企改革專家周放生並不同意對MBO改制方式和結果的全面否定。周放生說：「現在全國範圍內並沒有一些可以反映改制後企業發展狀況的準確數據，因爲企業改制完成後就不再歸政府管了，很難去做這個數據的追蹤統計，但是就我調研的個別地區而言，我問過他們當地長期從事國企改革的官員，他們告訴我的數字是，大約有70%以上的國企確實在改制後發生了很大變化。」

2003年3月，財政部曾以一紙《關於暫停MBO審批的建議》的文件突然凍結了MBO，同年12月，由國務院辦公廳轉發的《關於國有企業改制的規範意見》又被認爲是「對MBO的一種解禁，或是有限制的允許」。



香港股市·深滬股市 專家擂台

大勢分析	[illegible]	[illegible]	[illegible]	[illegible]
推薦	600183 生益科技 買入價：8.65元，目標價：9.30元，止損價：8.40元，市盈率：25倍，上周收市價：8.73元	386 中石化 上周收市價：3.025港元，買入價：3.00港元，目標價：3.50港元，止損價：2.90港元，預測市盈率：8.8倍	8259 安德利果汁 上周收市價：0.84港元，買入價：0.84港元，目標價：1.00港元，止損價：0.75港元，預測市盈率：14倍	600327 大厦股份 上周收市價：5.57元，買入價：5.5元，目標價：6元，止損價：5元，市盈率：26.76倍
理由	產品需求暢旺，[illegible]	中期盈利[illegible]161.5億元[illegible]	[illegible]濃縮果汁市場需求旺，[illegible]	業績增長，走勢穩健。
推薦	000623 吉林敖東 買入價：5.70元，目標價：6.10元，止損價：5.40元，市盈率：14倍，上周收市價：5.75元	194 廖創興企業 上周收市價：5.3港元，買入價：5.30港元，目標價：6.00港元，止損價：5.10港元，預測市盈率：19倍	183 中信國際金融 上周收市價：3.10港元，買入價：3.10港元，目標價：3.70港元，止損價：2.80港元	600276 恒瑞醫藥 上周收市價：9.97元，買入價：9.9元，目標價：10.5元，止損價：9元，市盈率：26.91倍
理由	業績優良，目前的價格不高，整體走勢也明顯強於大盤。	持有多項優質物業及廖創興銀行45.1%權益，股價較賬面值折讓達65.4%。	與同業相比估值偏低，反彈仍可持續。	行業龍頭股，股價超跌。
參考表現	+3.12%	+0.99%	盈,忽略不計	+1.665%

點評： 上周專家們又一次贏得了滿堂紅，獲得周冠軍的是劉生，他推薦的湘火炬在推薦的八隻股中表現最好。

值得關注的是，深圳中小企業板推出以來，我們的專家就鮮有推薦。在本人的記憶中僅有劉生推薦過一次，而僅有的一次所帶來的損失也是顯而易見，短短一周就虧了一成多。這說明內地股市炒新的魅力已大不如前，上周新股的暫停，則是一個明確的信號，新股發行市盈率偏高了，相對來說，新股的發行市盈率仍低於整個市場的平均市盈率，如果說此種市盈率都受到質疑，那麼又如何來看待現在平均市盈率，是不是這個市場的「水位」還是太高了呢？下一個標尺是香港的平均市盈率嗎，或者是整個國際市場的平均市盈率呢，這個謎底可能會在不遠的將來就可揭曉。

主持人:向盟

本版文章，僅供參考，據此入市，風險自負　電話：香港 25640768 深圳 83518779　廣告熱線：香港 25905395 深圳 83518779

Tiger Airways puts $9 trips on runway

Budget flyer sharpens claws in region's no-frills sector with cheap getaways to Thailand as rivals prepare to compete

AVIATION
Agencies in Singapore

Tiger Airways, Singapore's newest budget airline, launched a price war yesterday, offering return flights to its three maiden Thai destinations for just S$2 (HK$9.10).

Although the discounted tickets are promotional fares, the rates underscore the fast-rising competition in the region's no-frills sector even as more rivals are set to fly.

"We have clearly proven that we are serious about being the low-cost carrier," said chief executive Patrick Gan. "Tiger Airways is delivering on its promise of low fares."

The new airline, which will launch its first flight to Bangkok on September 15, is an offshoot of national flag-carrier Singapore Airlines.

Its shareholders include the Ryan family, founders of leading Irish discount carrier Ryanair, and Temasek Holdings, the Singapore government's investment arm.

Tiger said one-way S$1 fares would apply during its first week of flying to Bangkok, the southern city of Hat Yai from September 22, and Phuket from September 29.

All three destinations are highly popular among tourists.

A spokeswoman for Tiger Airways said return legs on those routes could be booked for the same sum. The cheap tickets must be booked online, and do not include fees for airport charges and insurance.

The promotional rate covers about 30 per cent of the seats during the airline's first week to each of its three destinations; the remainder will go for between S$40 and S$140.

The popularity of low-cost air travel has started to mushroom in Asia in recent years, belatedly matching the rapid growth in the United States and Europe.

Malaysia's AirAsia has made the most aggressive start and operates a growing network of domestic and international routes. Its Thai unit, Bangkok-based Thai AirAsia, will go head-to-head with Tiger Airways.

In Singapore, low-cost Valuair started flying in May and it also serves Bangkok, as well as Jakarta and Hong Kong. Australia's Qantas Airways plans a Singapore-based discount airline by the end of the year.

Tiger Airways says it will serve 10 destinations by the end of its first year, and will add a further five routes in the second.

Tiger Airways officials are confident of turning in profits in the first year of operations.

"Tiger Airways expects to carry some 200,000 customers by [the end of this year], and to be profitable within its first year of operations," the company said.

Associated Press, Agence France-Presse

EASYJET SPREADS WINGS IN NEW EUROPE

EasyJet, Europe's second-biggest low-cost airline, said it would start serving the capitals of Estonia and Latvia, adding Tallinn and Riga to its six destinations in new European Union countries.

Flights between Tallinn and Berlin Schoenefeld Airport would begin on October 27, services linking Tallinn with London Stansted Airport start on November 1, and a route between Riga and Berlin Schoenefeld would open on November 18, the England-based airline said. "These new services from Riga and Tallinn show how serious we are about expanding in the region," chief executive Ray Webster said. "This is just the beginning."

EasyJet and larger competitor Ryanair want to benefit from increased travel between western Europe and the 10 mostly eastern European nations that joined the EU on May 1. *Bloomberg*



Tiger Airways chairman William Franke (left) and chief executive Patrick Gan. Photo: Bloomberg

Court clears way for mega-merger

BANKING
Reuters in Tokyo

Japan's Supreme Court ruled yesterday that troubled bank UFJ Holdings can pull out of a deal to sell its trust business to a smaller rival, clearing the way for a full takeover of UFJ by larger Mitsubishi Tokyo Financial Group (MTFG).

The court rejected an appeal by Sumitomo Trust & Banking, which had agreed in May to buy the trust unit from UFJ. The ruling also comes as a blow to Sumitomo Mitsui Financial Group, which is seeking to take over UFJ for itself and has launched an unsolicited bid for the bank.

The ruling allows UFJ to include its trust business in the proposed merger with MTFG, a union that would create the world's biggest bank with US$1.7 trillion in assets.

The decision ends a month-long legal battle that began when UFJ, the smallest and weakest of Japan's Big Four banks, announced it was seeking a merger with second-ranked MTFG.

UFJ reneged on the trust-unit deal with Sumitomo Trust to open the way for a full union with MTFG.

Sumitomo Trust, which is affiliated with the Sumitomo group of companies but is separate from Sumitomo Mitsui Financial Group, objected to the cancellation, saying the May agreement gave it exclusive negotiating rights to UFJ's trust bank unit.

In its ruling, the Supreme Court noted relations between UFJ and Sumitomo Trust had broken down and said the chances of the two banks successfully concluding a deal were "very low".

It added that while Sumitomo Trust may seek compensation from UFJ, UFJ cannot be forced to pursue a deal against its will.

Sumitomo Trust won an injunction from a Tokyo court prohibiting UFJ from negotiating with MTFG, but that injunction was overturned by the Tokyo High Court. Yesterday's Supreme Court ruling affirmed the High Court's decision.

Analysts said the unprecedented public tug-of-war over UFJ marked a shift towards more aggressive competition between banking giants.

INTERNATIONAL DIGEST

SONS OF GWALIA APPOINTS OUTSIDE MANAGERS

Sydney: Sons of Gwalia, the world's biggest supplier of tantalum, has appointed outside managers after failing to reach agreement with creditors and may sell its gold mines in Australia.

A review found a "serious deterioration" in Sons of Gwalia's gold reserves and resources, raising concern about whether it could supply metal it had committed to sell, the Perth-based company said.

A proposed standstill agreement was not supported by all creditors.

Sons of Gwalia's shares have fallen 87 per cent from a record in May 2001 as production declined and costs increased at its gold operations.

"The market's concern for some time has been that the company's reserves don't seem to be mineable due to high costs," said Gavin Wendt, a resources analyst at Intersuisse. "When a company has large hedge-book commitments, this is a major problem."

Sons of Gwalia would have had to pay A$348 million (HK$1.9 billion) to settle its gold hedging contracts on June 30. *Bloomberg*

SOROS FIRM SCRAPS TALKS TO BUY SK SECURITIES

Seoul: Seoul Securities, a South Korean-based brokerage controlled by international financier George Soros, yesterday said it ended talks to buy SK Securities as the two companies could not iron out differences.

In a filing with the Financial Supervisory Service, Seoul Securities said it terminated talks with SK Group, a major shareholder of SK Securities, due to differences over the terms of the sale. It did not elaborate.

Late last month, Seoul Securities signed a memorandum of understanding with SK Group to buy SK Securities, a small brokerage firm.

SK Securities has been put up for sale by SK Group and creditors as part of the group's restructuring plan announced last year. SK Group owns about 51 per cent of the brokerage.

"There won't be further negotiations with Seoul Securities," said an official at SK Networks, which is handling the sale. *Dow Jones*

FOURTH FOREIGN BANK RECEIVES LICENCE IN IRAQ

Baghdad: Iraq agreed to give an operating licence to Arab Banking Corp, its fourth permit to a foreign lender this year, as it seeks to build up financial services to boost lending and job creation.

Bahrain-based Arab Banking, the largest Arab lender by assets at the end of last year, had to open a Baghdad branch by December 31, the same condition as that faced by HSBC Holdings, Standard Chartered and National Bank of Kuwait, the other approved international lenders, said Kevin Woelflein, a United States banking adviser to the Iraqi finance ministry.

The Central Bank of Iraq also approved licences to Iraqi investors for the creation of seven more banks next year, taking the number of domestic private lenders to 26, Mr Woelflein said. *Bloomberg*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock Code : 669)

MAJOR TRANSACTION

THE PROPOSED ACQUISITION OF COMPANIES COMPRISING THE MILWAUKEE®, AEG® AND DREBO® ELECTRIC POWER TOOLS AND ACCESSORIES BUSINESSES OF ATLAS COPCO AB

Financial Adviser to the Company

UBS Investment Bank

The Board is pleased to announce that the Company has on 28th August, 2004 entered into the Stock Purchase Agreement to purchase from the Sellers all the issued and outstanding shares of the Sold Companies which together comprise ATCO's electric power tools and accessories business, currently conducted under the brand names "Milwaukee®", "AEG®" and "DreBo®".

The purchase price for the Business, which will be paid in cash at the closing of the Transaction, is US$626.6 million (being approximately HK$4,887.3 million) (consisting of the pre-adjustment purchase price of US$712.8 million (being approximately HK$5,559.6 million), reduced by an agreed pre-closing adjustment of US$86.2 million (being approximately HK$672.3 million) in respect of a portion of the accrued and unfunded post-retirement liabilities of certain of the Sold Companies and adjustments with respect to related deferred asset accounts and to certain accruals). The purchase price is calculated on the basis of the Sold Companies having no indebtedness or cash and its net tangible assets (excluding, among other things, cash and amounts in respect of pre-agreed adjustments) being US$285 million (being approximately HK$2,222.9 million). The parties will prepare and agree final closing statements for the Business immediately after the closing of the Transaction and if the net tangible assets of the Business as shown in such agreed closing statements are less than US$285 million (being approximately HK$2,222.9 million), the purchase price will be reduced by the amount of the shortfall. If the net tangible assets of the Business as shown in such agreed closing statements are greater than US$285 million (being approximately HK$2,222.9 million), the purchase price will be increased by the amount of such excess.

The Transaction constitutes a major transaction for the Company under Rule 14.06(3) of the Listing Rules and will therefore require the approval of Shareholders at the EGM.

The Circular containing, among other things, further details of the Transaction, the financial information of the Company and the Business, and the notice convening the EGM will be despatched to the Shareholders as soon as practicable.

Trading in the Shares and debt securities of the Company was suspended with effect from 9:30 a.m. and 9:33 a.m. on 30th August, 2004, respectively, at the request of the Company pending the release of this announcement. Application has been made to the Stock Exchange for resumption of trading in the Shares and debt securities of the Company with effect from 9:30 a.m. on 31st August, 2004.

I. INTRODUCTION

The Board is pleased to announce that the Company has on 28th August, 2004 entered into the Stock Purchase Agreement to purchase from the Sellers all the issued and outstanding shares of the Sold Companies which together comprise ATCO's electric power tools and accessories business, currently conducted under the brand names "Milwaukee®", "AEG®" and "DreBo®".

The Transaction constitutes a major transaction for the Company under Rule 14.06(3) of the Listing Rules and will therefore require the approval of Shareholders at the EGM.

II. THE STOCK PURCHASE AGREEMENT

Date of Agreement : 28th August, 2004

Parties : 1. ATCO, ACNA and ATHG as Sellers; and
2. The Company, RTG and TTINA as Purchasers.

To the best of the knowledge, information and belief of the Directors having made all reasonable enquiries, the Sellers and their ultimate beneficial owners are independent of the Company and with each of the Directors, chief executive or substantial shareholders of the Company and its subsidiaries, and each of their respective associates (as defined in the Listing Rules).

The following is a summary of the principal terms and conditions of the Stock Purchase Agreement:

Assets being acquired

All the issued and outstanding shares of the Sold Companies.

Purchase Price

The purchase price for the Business, which will be paid in cash at the closing of the Transaction, is US$626.6 million (being approximately HK$4,887.3 million) (consisting of the pre-adjustment purchase price of US$712.8 million (being approximately HK$5,559.6 million), reduced by an agreed pre-closing adjustment of US$86.2 million (being approximately HK$672.3 million) in respect of a portion of the accrued and unfunded post-retirement liabilities of certain of the Sold Companies and adjustments with respect to related deferred asset accounts and to certain accruals). The purchase price is calculated on the basis of the Sold Companies having no indebtedness or cash and its net tangible assets (excluding, among other things, cash and amounts in respect of pre-agreed adjustments) being US$285 million (being approximately HK$2,222.9 million). The parties will prepare and agree final closing statements for the Business immediately after the closing of the Transaction and if the net tangible assets of the Business as shown in such agreed closing statements are less than US$285 million (being approximately HK$2,222.9 million), the purchase price will be reduced by the amount of the shortfall. If the net tangible assets of the Business as shown in such agreed closing statements are greater than US$285 million (being approximately HK$2,222.9 million), the purchase price will be increased by the amount of such excess.

The purchase price for the Business has been determined after arm's length negotiations based on various factors including the global market presence, well established and widely recognised brands, earnings potential and growth prospects of the Business. The Directors believe that the terms of the Transaction are fair and reasonable and in the interest of the Shareholders as a whole.

The Company will satisfy the purchase price for the Transaction from internal and external resources available to it.

Conditions

The Stock Purchase Agreement is subject to the satisfaction or waiver of the following conditions (among others):

- neither the Purchasers nor the Sellers have breached any of their respective representations, warranties or covenants, except for such breaches of representations and warranties and covenants that, in the aggregate, are not reasonably likely to have a material adverse effect on the Business;
- relevant US and German anti-trust approvals having been obtained or the applicable waiting periods having expired or terminated;
- the Shareholders having approved the Transaction in accordance with the requirements of the Listing Rules; and
- *the Sellers must have paid in full all indebtedness outstanding on the date and shall have obtained a release of all related encumbrances,* if any, except to the extent such indebtedness is continued by agreement of the parties and reflected in the purchase price.

Break Fee

In light of the costs and expenses incurred by ATCO in negotiating the Transaction and the potential damage to its reputation if the Transaction does not proceed, the Company has agreed that, in the event the Shareholders do not approve the Transaction at the EGM, it shall pay to ATCO a break fee of US$20.0 million (representing approximately 3.2% of the purchase price of the Business) within three business days of the EGM. The Company will make an appropriate announcement accordingly.

Termination

The Stock Purchase Agreement may be terminated:

(a) at any time by mutual written consent of the Company and ATCO; or

(b) by the Company or ATCO after 31st March, 2005 (or such later date as may be agreed in writing between them), if the Transaction is not consummated on or before such date; provided that a party may not terminate the Stock Purchase Agreement if the failure of such consummation is due to the failure of the party wishing to terminate to comply in all material respects with its agreements and covenants contained therein; or

(c) by the Company, if ATCO shall breach in any respect any of its representations, warranties or obligations under the Stock Purchase Agreement that would constitute a failure of the conditions to the obligations of the Company thereunder and such breach shall not have been timely cured; or

(d) by the Company, if (i) a material adverse effect on the Business has occurred or (ii) any other event or condition has occurred that would prevent fulfillment of the conditions to the Company's obligations thereunder; or

(e) by ATCO, if the Company shall breach in any respect any of its representations, warranties or obligations that would constitute a failure of the conditions to its obligations and such breach shall not have been cured in all material respects or if the Company shall breach other specified obligations thereunder.

Closing

Closing of the Transaction is expected to take place at 10:00 a.m. (New York time) on and as of the last business day of the month in which all conditions have been either satisfied or waived, or at such other time and place as the Purchasers and the Sellers shall agree.

Closing of the Transaction is expected to take place on or by 31st December, 2004.

III. INFORMATION ABOUT THE BUSINESS

Description of the Business

METCO is a leading producer and seller of heavy-duty portable electric tools and accessories. It designs and sells over 400 different tool models ranging from drills, Sawzall® brand reciprocating saws, circular saws, grinders and hammers to tools designed for specific applications such as diamond drill rigs and Steel Hawg cutting systems, as well as over 3,500 accessory products. Most of METCO's products are marketed under the well-established and widely recognized Milwaukee® brand. End users of METCO's products are primarily professional tradesmen, including electricians, plumbers, mechanical contractors, general contractors, metal fabricators, HVAC/sheet metal installers and fabricators, maintenance repair operation professionals, and municipal and utility workers. METCO's geographical focus has historically been North America, but during 2001 and 2002 it launched the Milwaukee® brand in Australia and Europe.

AEG is located at Winnenden near Stuttgart, Germany and is responsible for developing, manufacturing and distributing high-quality handheld power tools and accessories under the AEG® and Milwaukee® brands. AEG is also a leading producer of rotary carbide drill bits under the DreBo® brand. AEG's products are marketed through sales companies in Europe, Asia, Australia and South Africa and are used primarily by professional tradesmen.

Summary financials of the Business

A summary of the unaudited combined results of the Business for the 12 months ended 31st December, 2002 and 2003 (prepared under Swedish GAAP) are as follows:

	12 months ended 31st December			
	2002		2003	
	US$ million	*HK$ million (for illustrative purpose only)*	*US$ million*	*HK$ million (for illustrative purpose only)*
Turnover	679.4	5,299.1	707.8	5,520.6
Operating profit	40.3	314.3	37.2	290.1
Profit before tax	35.0	273.0	30.5	237.9
Profit after tax	16.8	131.0	13.4	104.5
Total assets	805.3	6,281.1	877.0	6,840.3
Net assets	518.3	4,042.6	541.6	4,224.3

If these unaudited combined results of the Business had been prepared on the basis of US GAAP, rather than Swedish GAAP, profit before tax for the 12 months ended 31st December, 2002 and 2003 would have been US$43.0 million (being approximately HK$335.4 million) and US$38.8 million (being approximately HK$302.6 million), respectively, and profit after tax for such periods would have been US$29.2 million (being approximately HK$227.8 million) and US$23.4 million (being approximately HK$182.5 million), respectively.

Shareholders and investors should note that the above figures are based on underlying financial statements of the Business prepared in accordance with Swedish GAAP and US GAAP which differ in certain material respects from IFRS or HKFRS and care should be taken in interpreting them. An accountants' report in respect of the results and assets and liabilities of the Business prepared in accordance with IFRS will be contained in the Circular.

IV. INFORMATION ABOUT THE COMPANY

Founded in 1985, the Company is a leading and fast-growing supplier of home improvement products, employing approximately 15,300 people worldwide. The Company's global brand portfolio includes RYOBI® power tools, HOMELITE® and RYOBI® outdoor power equipment, ROYAL®, DIRT DEVIL®, REGINA® and VAX® floor care appliances. The Company has enjoyed continuous growth since its listing on the Stock Exchange in 1990, achieving double-digit growth for the past nine years. The Company is also one of the constituent stocks on the Hang Seng HK MidCap Index under the Hang Seng Composite Index, the MSCI Hong Kong Index, the FTSE All-World Hong Kong Index and the FTSE/Hang Seng Asian Cyclical Index. *For more information, please visit www.ttigroup.com.* (The information that appears on that website does not form part of this announcement.)

V. INFORMATION ABOUT ATCO

ATCO is a global industrial group of companies headquartered in Stockholm, Sweden. In 2003, it had revenues of SEK 44.6 billion (being approximately HK$45.8 billion), with 98 percent of revenues outside Sweden, and close to 26,000 employees. ATCO develops, manufactures, and markets electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related service and equipment rental. More information is available on www.atlascopco-group.com. (The information that appears on that website does not form part of this announcement.)

VI. REASONS FOR AND BENEFITS OF THE TRANSACTION

The Directors believe that the acquisition of METCO and AEG will enable the Company to enhance its leadership position in the global power tool industry. Through the acquisition of METCO, the Company will acquire the Milwaukee® brand, a well-established and widely recognized US power tool brand focused on professionals. Through the acquisition of AEG, the Company will gain access to the AEG® brand, a well-recognized European power tool brand focused on professionals. In addition, the Directors believe that METCO's engineering and design capability can be leveraged across the Company's existing product portfolio.

In particular, the Transaction will allow the Company to:

- strengthen its market presence in Europe where its products have historically been underrepresented;
- expand the distribution of its products beyond its existing channels by utilizing the Business' network of independent dealers and distributors, thereby diversifying the Company's customer base;
- increase sales of existing products such as pressure washers, air nailers, bench and stationary tools, wet/dry vacs and laser measuring devices by leveraging the METCO and AEG distribution network which did not historically have access to these products;
- compete more effectively with other major global tool manufacturers who offer extensive ranges of higher price point products globally;
- become a leading supplier of power tool accessories, thereby further complementing and strengthening the Company's sourcing activity while solidifying the Company's position in this category, for example in hole saws, reciprocating saws, jig saw blades, professional drill bits; and
- gain access to the Business' design, engineering and manufacturing capabilities which will provide critical expertise in certain key product categories both in North America and in Europe.

VII. GENERAL

The Transaction constitutes a major transaction for the Company under Rule 14.06(3) of the Listing Rules and will therefore require the approval of the Shareholders at the EGM. To the best of the knowledge, information and belief of the Directors after having made all reasonable enquiries, none of the Shareholders has a material interest in the Transaction who will be required to abstain from voting at the EGM. The executive Directors and their respective associates (as defined in the Listing Rules), beneficially holding a total of 505,732,772 Shares, which represent approximately 37.8% of the existing issued share capital of the Company, have indicated that they intend to vote such Shares in favour of the resolution to approve the Transaction.

UBS Investment Bank has been appointed as the financial adviser to the Company in respect of the Transaction.

The Circular containing, among other things, further details of the Transaction, the financial information of the Company and the Business, and the notice convening the EGM will be despatched to Shareholders as soon as practicable.

Trading in the Shares and debt securities of the Company was suspended with effect from 9:30 a.m. and 9:33 a.m. on 30th August, 2004, respectively at the request of the Company pending the release of this announcement. Application has been made to the Stock Exchange for resumption of trading in the Shares and debt securities of the Company with effect from 9:30 a.m. on 31st August, 2004.

As at the date of this announcement, the Board comprises five Group executive Directors, namely, Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Mr. Roy Chi Ping Chung (Managing Director), Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Dr. Akio Urakami and three independent non-executive Directors, namely, Mr. Vincent Ting Kau Cheung, Mr. Joel Arthur Schleicher and Mr. Christopher Patrick Langley.

VIII. TERMS USED IN THIS ANNOUNCEMENT

The following terms not defined in the text of this release have the meaning set forth below:

Term	Meaning
"ACNA"	Atlas Copco North America, Inc., a Delaware corporation and a wholly-owned subsidiary of ATCO
"AEG"	Atlas Copco Electric Tools GmbH, a company organized under the laws of Germany, and currently a wholly-owned subsidiary of ATCO which, upon the closing of the Transaction, will become a wholly-owned subsidiary of the Company
"ATCO"	Atlas Copco AB, a company organized under the laws of Sweden and whose shares are listed on the Stockholm, London and Frankfurt stock exchanges
"ATHG"	Atlas Copco Holding GmbH, a company organized under the laws of Germany and a wholly-owned subsidiary of ATCO
"Board"	the Board of Directors
"Business"	ATCO's electric power tools and accessories businesses, currently conducted through METCO and AEG and certain other ancillary entities of ATCO under the brand names "Milwaukee®", "AEG®" and "DreBo®"
"Circular"	the circular to be despatched to the Shareholders in respect of the Transaction
"Company"	Techtronic Industries Co. Ltd., a public company limited by shares incorporated in Hong Kong, the Shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"EGM"	an extraordinary general meeting of the Company to be convened to consider and, if thought fit, approve the Transaction
"GAAP"	generally accepted accounting principles
"HKFRS"	Hong Kong Financial Reporting Standards
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"IFRS"	International Financial Reporting Standards
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"METCO"	Milwaukee Electric Tool Corporation, a Delaware corporation, and currently a wholly-owned subsidiary of ATCO which, upon the closing of the Transaction, will become a wholly-owned subsidiary of the Company
"Purchasers"	the Company, RTG and TTINA
"RTG"	Ryobi Technologies GmbH, a company organized under the laws of Germany and a wholly-owned subsidiary of the Company
"Sellers"	ATCO, ACNA and ATHG
"Shares"	ordinary shares of HK$0.10 each in the capital of the Company
"Shareholders"	holders of Shares
"Sold Companies"	METCO, AEG and certain other ancillary entities of ATCO which together comprise the Business (and which will be further disclosed in the Circular)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Stock Purchase Agreement"	the conditional stock purchase agreement dated 28th August, 2004 made between the Sellers and the Purchasers relating to the Transaction
"Transaction"	the proposed acquisition by the Company of all the issued and outstanding shares of each of the Sold Companies from the Sellers pursuant to the Stock Purchase Agreement, as further described in this announcement
"TTINA"	Techtronic Industries North America, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company
"UBS Investment Bank"	UBS AG, Hong Kong Branch, a corporation deemed to be licensed under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) for Type 1, Type 4, Type 6 and Type 9 regulated activities and the financial adviser to the Company in respect of the Transaction
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"SEK"	Swedish Krona, the lawful currency of Sweden
"US"	United States of America
"US$"	US dollars, the lawful currency of US

By Order of the Board of
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

Hong Kong, 30th August, 2004

Unless otherwise specified, where financial information in this announcement has been converted into Hong Kong dollars, it has been converted at the exchange rates set out below, being the exchange rates prevailing on 27th August, 2004. Such conversions have been made solely for the convenience of readers and should not be construed as a representation that such amounts have been, could have been or could be converted into Hong Kong dollars at such rates or any other rates or at all.

US$1.00 : HK$7.7997   SEK1.00 : HK$1.0270

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 0363)

2004 INTERIM RESULTS ANNOUNCEMENT

HIGHLIGHTS

- The Group set a record high for half-year profits since its establishment and listing.
- The profit for the period was approximately HK$930.06 million, representing an increase of approximately 89.2% compared with the same period last year.
- Earnings per share were around HK98.1 cents, up by approximately 86.9% on the same period last year.
- Interim dividend per share was HK20 cents, a rise of around 11.1% over the same period last year.
- The Shanghai Hu-Ning Expressway (Shanghai Section) operated satisfactorily and generated stable cash flows for the Group.
- The Group is making smooth progress with its water services investment projects in a number of provinces and cities, and the joint-venture company has won tenders for three projects.
- The overall operations of the Group's medicine business maintained continued solid growth. Regarding the Group's acquisition of a stake of approximately 56.63% in Shanghai Industrial United Holdings Co., Ltd., the State-owned Assets Supervision and Administration Commission of the State Council approved the transfer of the state-owned portion of these shares to the Group. Meanwhile, the acquisition is still pending approval by the Ministry of Commerce, as well as the China Securities Regulatory Commission's waiver of an obligation to make a general offer.
- Earnings from all the Group's consumer products businesses, including tobacco and printing, dairy products, and automobiles and parts, grew steadily during the first half of 2004 and contributed remarkable recurring income to the Group.
- SMIC has enjoyed rapid business growth, and in March this year, was successfully listed simultaneously in Hong Kong and the United States.

INTERIM DIVIDEND

The Board of Directors of the Company has resolved to pay an interim dividend of HK20 cents (2003: HK18 cents) per share for the six months ended 30 June 2004. The dividend will be paid on 6 October 2004 (Wednesday) to shareholders whose names appear on the Register of Members of the Company on 30 September 2004 (Thursday).

CLOSE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 27 September 2004 (Monday) to 30 September 2004 (Thursday), both days inclusive, during which period no transfer of shares will be effected.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Secretaries Limited of 28/F, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by 4:00 p.m. on 24 September 2004 (Friday).

BUSINESS REVIEW, DISCUSSION AND ANALYSIS

I am pleased to announce that the Group's unaudited consolidated profit for the six months ended 30 June 2004 was approximately HK$930.06 million, representing an increase of approximately 89.2% compared to the same period last year. It also set a record high for half-year profits since the Group's establishment and listing. The growth in profit was mainly due to a remarkable increase in the profits of the Group's business during this period, particularly for its consumer products business in which sales increased significantly with satisfactory earnings performance. Semiconductor Manufacturing International Corporation ("SMIC") recorded continued growth in its results, and in March, it was successfully listed simultaneously in Hong Kong and the United States. Earnings per share were around HK98.1 cents, an increase of approximately 86.9% compared to the same period last year. The profit for the period, after deducting the exceptional items totalling approximately HK$509 million relating to the information technology business, was approximately 102% higher than in the corresponding period last year, excluding from last year's profit an after-tax compensation of HK$280 million received from disposal of fixed-return investment projects. The Board of Directors has resolved to recommend the payment of an interim dividend of HK20 cents per share on 6 October 2004, to shareholders whose names appear on the register of members of the Company on 30 September 2004.

INFRASTRUCTURE FACILITIES

Over the past year, the Group restructured and strengthened its infrastructure business portfolio, which currently consists mainly of toll roads, water services and port facilities. All these projects possess great potential for further development, and they are expected gradually to bring long-term, steady and substantial sources of income and cash flow for the Group. Net profit from its infrastructure facilities businesses during the first half of 2004 was approximately HK$64.59 million, around 6.0% of the Group's net business profit*.

Toll Roads

This has been the first year since the Group began operating the Shanghai Hu-Ning Expressway (Shanghai Section). During the period under review, the Group smoothly took over operating rights and related assets for this section of the Expressway, while ensuring the smooth flow of traffic and its orderly operation. Moreover, the Group successfully managed the flow of traffic during the peak Lunar New Year and Ching Ming Festival seasons, and also adopted effective measures to ensure smooth and safe traffic flow on the Shanghai Section while the operator of the Jiangsu Section undertook widening works in June. Toll-fee income resumed increase over this period. In general, the section operated satisfactorily during the first half of 2004. Vehicle flows increased significantly compared to the first half of the previous year, a period that saw both the SARS outbreak and pavement repair and construction works. Toll-fee income rose steadily, totalling approximately HK$103.49 million during the period between January and June, an increase of approximately 39.3% over the same period last year. Meanwhile, approximately 8.38 million vehicles passed along the section, about 46.4% more than that in the first half of last year.

Water Services

The opening up of the water services market in China has created good opportunities for investors. The Group seized these opportunities and entered the water utility sector last year. Its joint-venture company has achieved a remarkable presence in the market during the few short months since it commenced formal operations last November. A professional investment team has been established, and it is participating in water services investment projects in a number of cities. The company has also won tenders for three projects. Negotiations are currently underway for a sewage treatment plant with a daily capacity of 200,000 cubic metres in the north of Nanjing City. In May, the joint-venture company entered into an agreement with the People's Government of Bengbu City, Anhui Province, to acquire, for a consideration of RMB155.55 million, a 60% stake in Bengbu Water Supply Company Limited, which has a water production capacity of 400,000 tonnes per day.

Port Facilities

In recent years, the Shanghai port has seen rapid growth in container throughput, becoming mainland China's largest container port terminal, and the third largest in the world. This has created favourable conditions for the Group's Shanghai Pudong Waigaoqiao Container Terminal Phase One Project. During the period under review, the terminal's throughput totalled 1.10 million TEUs, an increase of approximately 10.1% over the same period last year, while its net profit grew by approximately 11.9% to HK$160.86 million.

During the period under review, the Group further optimised and realigned the structure of its infrastructure business portfolio, in line with its decision to terminate its investments in logistics-related businesses and exit the EAS International logistics project. It reached a consensus about this with its PRC partner and signed a shareholding transfer agreement in late June 2004. The Group has been reimbursed for its entire investment in the project, which is the Hong Kong dollar equivalent of RMB205 million.

MEDICINE

During the period under review, the overall operations of the Group's medicine business maintained continued solid growth. Its turnover of HK$607.04 million was an increase of approximately 6.0% over the same period last year. This business contributed a net profit of HK$86.74 million to the Group, approximately 86.6% more than that for the corresponding period last year; and it accounted for approximately 8.1% of the Group's total net business profit*. The growth in its turnover slowed down, mainly because of a change in the product certification of its key Chinese medicine, "Qingchunbao Anti-ageing Tablets", from "Jian" (health supplement product) to the national drug "Zhun" (drug) classification. This policy required an adjustment in sales channels for the product, resulting in a temporary fall in sales. After the adjustment period, product sales are expected to pick up again gradually.

The Group took active measures to restructure its medicine business. Following its acquisition of a stake of approximately 56.63% in Shanghai Industrial United Holdings Co., Ltd. an A-share listed company in mainland China, the State-owned Assets Supervision and Administration Commission of the State Council approved the transfer of state-owned shares to the Group. In March, the Group also acquired a 55% stake in Liaoning Herbapex Pharmaceutical (Group) Company Limited for RMB85 million. The company's principal product – "Rupixiao Tablets", which are used to treat fibrocystic disease – is now ranked among the Group's top five pharmaceutical products.

Chinese Medicine and Health Food

The Group maintained steady growth in its Chinese medicine and health food businesses. Sales revenue during the first half-year amounted to HK$600 million. Among its various proprietary Chinese medicines, cardiovascular drugs achieved the highest sales total, amounting to more than HK$200 million. Sales of its flagship product, "Shen Mai Injections", increased by approximately 13.5% compared to the same period last year; while sales of "Xinhuang Tablets", an antibiotic and anti-inflammatory analgesic drug, increased by nearly 17% compared to the same period last year. As for the Group's health food products, sales of "Qingchunbao Beauty Capsules" totalled HK$49.40 million in the first six months of this year, up approximately 50.6% on the same period last year. Sales of "Qingchunbao Yong Zhen Tablets" totalled HK$19 million between its launch last September and the end of June. The sales prospects for this product are promising. Sales of "Qingchunbao Anti-ageing Tablets" totalled HK$169 million, a decline of approximately 19.8% compared to the same period of the previous year, due to changes in its sales channels.

Biomedicine

Of all the Group's medicine businesses, biomedicine possesses the greatest potential for future development. Research and development of genetic engineering making use of adenovirus drugs to combat tumours have been ongoing for five years, and they are making satisfactory progress. Phase III clinical trials for this product have been completed. It is expected to be certified as a State Class One New Drug by the State Food and Drug Administration, and production will commence within this year. Phase I clinical trials for the H103 project to cure the spread of tumours commenced; whereas mechanism research for the H102 project to cure liver cancer was completed and various pre-clinical experiments are now underway. The "SunGran" gene medicine, which has already been launched, recorded sales of approximately HK$4.20 million during the first half year, representing an increase of approximately 22.8% compared to the same period last year. This product helps to increase the number of white blood cells in cancer patients after chemotheraphy and radiotherapy.

Medical Equipment

MicroPort Medical (Shanghai) Co. Ltd. ("MicroPort"), a company engaged in producing interventional therapy equipment such as heart catheters and stents, recorded an increase of approximately 1.2 folds in sales, compared to the same period last year. Applications for trial production of neuro stents and aorta stent grafts for use in operation were made during the period under review; and these products are expected to receive certification by the third quarter of this year. The first generation of the "Firebird" brand of drug stent products was granted certification for trial production. MicroPort thus became the first manufacturer in China to obtain a registration certificate for drug stent products. In May, Otsuka of Japan became the major shareholder of MicroPort and such move will enhance market expansion for related products. During the period under review, Guangdong Biolight Medical Technology Co. Ltd. commenced the formal operation of its new Zhuhai manufacturing plant. Sales of the monitoring apparatus product series totalled approximately HK$9.95 million during the first half year.

Chemical Pharmaceuticals

Shanghai Sunve Pharmaceutical Co., Ltd. ("Sunve Pharmaceutical") achieved a sales revenue of HK$173.25 million during the first half of 2004. Sales of its key finished pharmaceutical products, "Suevecon" Capsules and "Wei Shaxin" Tablets, were both satisfactory, and approximately 38.9% higher than that in the same period last year. Among Sunve Pharmaceutical's seven major raw pharmaceutical product categories, its sulfa product series achieved the best sales performance, with sales revenue of more than HK$27.90 million for the first half-year. Moreover, Sunve Pharmaceutical's multi-function mini-production line was completed during this period and commenced formal operations in April. This production line is intended to obtain GMP accreditation, and to produce small volumes of high value-added products to meet market needs.

CONSUMER PRODUCTS

Consumer spending in mainland China is growing strongly, and national purchasing power *continues to rise. These factors, together with a gradual turnaround in Hong Kong's retail* market and the increasing number of tourists from mainland China, have created tremendous opportunities for the consumer products market. The earnings of all the Group's consumer products businesses, including tobacco and printing, dairy products, and automobiles and parts, grew steadily during the first half of 2004. Their overall net profit amounted to approximately HK$360.69 million, an increase of around 30.5% over the same period last year, and they accounted for approximately 33.7% of the Group's net business profit*.

Tobacco and Printing

The economic environment has improv
world. As a result, the sales of the Gr
satisfactory results in the first half
HK$865.01 million, which is a substa
period last year. Net profit amounted t
around 87.1% over the same period la
China, Taiwan and Singapore, and in re
into the Korean market, achieving ir
cigarettes. Sales in Southeast Asia acc
business. Works commenced on Phase
during April. The entire project is sche
Overall business performance of the
during the period under review, with
HK$234.71 million, around 37.8% mo
profit margin was approximately 37.45
Net profit rose to approximately HK
57.6% compared to the same period la
companies in mainland China also gre
Dongguan was completed at the end o
facilities were installed and gradually
printing business is expected to maint
year.

Dairy Products

Despite a slight slowdown in the grow
as well as intense price competitio
continued to maintain double-digit gr
sales revenue and net profit. During th
Dairy") achieved sales of HK$3,054.2
the same period last year. Net prof
HK$42.73 million, up by around 15.59
Jiaming Dairy, a joint-venture project
commenced formal operations during
production bases for thermostatic pr
abundant milk supply. In June, Brigh
International Paper Company, a US-b
milk in China. During the period under
seven categories, including two speci
"Bright Sleeping Milk". These two sp
the market since they were introduced i

Automobiles and Parts

The state's implementation of macro-e
automobile and parts industry in mainl
the sector during the first half of 2004.
also manufacturing and sales have slo
mainland China, led by Shanghai Volks
in an effort to boost sales and reduce
Group's member companies in Shangh
to a downturn in its profit margins.
companies, including Shanghai Hui
Shanghai SIIC Transportation Electric
and June. However, they still achieved
million, about 15.1% more than that
earnings of around HK$91.44 million
about 14.2% more than that in the same
measures will further impact the Gro
months, their effect is likely to be rather

INFORMATION TECHNOLOGY

Semiconductor Manufacturing

Investments in PRC's integrated circu
Despite fluctuations in the growth o
production capacity for wafer manuf
market demand, thus offering tremen
enjoyed rapid business growth. In M
Hong Kong and the United States. A to
from the new shares issued under the Gl
Kong Hang Seng Freefloat Mainland In
largest shareholder in SMIC. The Grou
profit of approximately HK$559.44 milli

The Board of Directors of Shanghai Industrial Holdings Limited (the "Company") is pleased to announce that the unaudited consolidated financial statements of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2004, together with the comparative figures in 2003, are set out below:

CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2004

	Notes	Six months ended 30 June 2004 HK$'000 (unaudited)	2003 HK$'000 (unaudited)
Turnover	3	1,692,465	1,463,289
Cost of sales		(722,166)	(549,238)
Gross profit		970,299	914,051
Investment income		89,886	51,210
Other operating income		7,001	12,395
Distribution costs		(386,521)	(302,544)
Administrative expenses		(179,631)	(157,656)
Other operating expenses		(151,462)	(4,057)
Profit from operations	4	349,572	513,399
Finance costs		(7,730)	(18,256)
Share of results of jointly controlled entities		90,699	91,616
Share of results of associates		175,399	54,254
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities		688,596	25,200
Allowance for amount due from a jointly controlled entity		(33,376)	(22,930)
Impairment loss recognised in respect of goodwill relating to a jointly controlled entity		(113,386)	–
Profit from ordinary activities before taxation		1,149,774	643,283
Taxation	5	(160,560)	(92,109)
Profit before minority interests		989,214	551,174
Minority interests		(59,157)	(59,686)
Net profit for the period		930,057	491,488
Dividends	6	303,465	280,908
Earnings per share	7		
– Basic		HK98.1 cents	HK52.5 cents
– Diluted		HK97.2 cents	HK52.4 cents

CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2004

	30 June 2004 HK$'000 (unaudited)	31 December 2003 HK$'000 (audited)
Non-Current Assets		
Investment property	3,690	3,690
Property, plant and equipment	1,268,613	1,198,019
Toll road operating right	1,803,759	1,841,082
Goodwill	252,531	256,736
Interest in jointly controlled entities	2,224,981	2,133,351
Interest in associates	3,725,621	3,210,651
Investments in other projects	51,031	87,709
Investments in securities	515,456	584,971
Loans receivable	5,043	5,043
Deposits paid on acquisition of property, plant and equipment	58,045	29,014
	9,908,770	9,350,266
Current Assets		
Inventories	442,124	303,500
Trade and other receivables	1,174,332	898,144
Investments in securities	1,822,252	1,168,741
Pledged bank deposits	39,157	41,762
Bank balances and cash	5,012,677	5,313,041
	8,490,542	7,725,188
Current Liabilities		
Trade and other payables	765,205	395,594
Taxation payable	187,380	116,240
Short-term bank and other borrowings	909,450	819,945
	1,862,035	1,331,779
Net Current Assets	6,628,507	6,393,409
	16,537,277	15,743,675
Capital and Reserves		
Share capital	94,994	94,575
Reserves	15,128,406	14,396,265
	15,223,400	14,490,840
Minority Interests	411,518	380,934
Non-Current Liabilities		
Long-term bank and other borrowings	831,089	800,000
Deferred taxation	71,270	71,901
	902,359	871,901
	16,537,277	15,743,675

(1) **Independent Review**

The interim results for the half-year ended 30 June 2004 are unaudited, but have been reviewed in accordance with Statement of Auditing Standards No. 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants, by Deloitte Touche Tohmatsu, whose unmodified review report is included in the interim report to be sent to shareholders. The interim results have also been reviewed by the Group's Audit Committee.

(2) **Principal Accounting Policies**

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and with the Statement of Standard Accounting Practice No. 25 ("SSAP 25") *Interim Financial Reporting* issued by the Hong Kong Society of Accountants.

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2003.

Certain comparative figures have been reclassified to conform with the current period's presentation.

(3) **Segment Information by Business**

For the six months ended 30 June 2004

	Consumer products HK$'000	Medicine HK$'000	Infrastructure facilities HK$'000	Information technology HK$'000	Consolidated HK$'000
TURNOVER					
External sales	981,935	607,043	103,487		1,692,465
Segment results	399,356	79,131	74,819	(8,151)	455,155
Less: Net corporate administrative expenses					(142,635)
Add: Interest income					39,872
Profit from operations					349,572
Finance costs					(7,730)
Share of results of jointly controlled entities	78,844	6,594	1,433	3,828	90,699
Share of results of associates	115,641	4,551	2,539	52,668	175,399
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities					688,596
Allowance for amount due from a jointly controlled entity					(33,376)
Impairment loss recognised in respect of goodwill relating to a jointly controlled entity					(113,386)
Profit from ordinary activities before taxation					1,149,774
Taxation					(160,560)
Profit from ordinary activities after taxation					989,214

For the six months ended 30 June 2003

	Consumer products HK$'000	Medicine HK$'000	Infrastructure facilities HK$'000	Information technology HK$'000	Consolidated HK$'000
TURNOVER					
External sales	607,522	572,748	283,019		1,463,289
Segment results	130,576	96,412	282,094		509,092
Less: Net corporate administrative expenses					(16,951)
Add: Interest income					21,258
Profit from operations					513,399
Finance costs					(18,256)
Share of results of jointly controlled entities	68,733	19,751	243	2,828	91,616
Share of results of associates	119,908	2,524	8,571	(76,749)	54,254
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities					25,200
Allowance for amount due from a jointly controlled entity					(22,930)
Profit from ordinary activities before taxation					643,283
Taxation					(92,109)
Profit from ordinary activities after taxation					551,174

(4) **Profit from Operations**

Profit from operations has been arrived at after charging (crediting):

	Six months ended 30 June 2004 HK$'000	2003 HK$'000
Amortisation of goodwill	8,030	1,084
Amortisation of toll road operating right	37,323	–
Depreciation and amortisation of property, plant and equipment	54,505	53,911
Dividend income from investments	(26,442)	(3,362)
Loss on disposal of property, plant and equipment	783	89
Gain on disposal of investments in securities	(23,756)	(26,837)
Interest income	(39,872)	(21,258)
Net unrealised loss on investments in securities	28,914	4,057

(5) **Taxation**

	Six months ended 30 June 2004 HK$'000	2003 HK$'000
The charge (credit) comprises:		
Current period taxation of the Company and its subsidiaries:		
Hong Kong Profits Tax	45,140	19,589
PRC income tax	42,297	26,929
	87,437	46,518
Underprovision of Hong Kong Profits Tax in prior years	37,496	–
(Over) underprovision of PRC income tax in prior years	(1,444)	4,303
	123,489	50,821
Deferred taxation	(631)	–
	122,858	50,821
Share of PRC income tax of jointly controlled entities	12,341	10,135
Share of PRC income tax of associates	25,361	31,153
	160,560	92,109

Hong Kong Profits Tax is calculated at 17.5% (2003: 17.5%) of the estimated assessable profit for the period.

Pursuant to the relevant laws and regulations
subsidiaries, jointly controlled entities and
PRC income tax for a number of years. Certa
tax rates because they are classified as high
PRC income tax charges are arrived at after t
10% to 33%.

(6) Dividends

2003 final dividend of HK32 cents
(2002 final dividend: HK30 cents) per shar

The directors have determined that an interi
HK18 cents per share, totalling approximate
Company whose names appear on the Registe

(7) **Earnings Per Share**

The calculation of the basic and diluted earni
on the following data:

Net profit for the period and earnings for the
basic earnings per share
Effect of dilutive potential ordinary shares
– adjustment to the share of results of a sub
potential dilution of its earnings per sl
Earnings for the purpose of diluted earnings

Weighted average number of ordinary shares
basic earnings per share
Effect of dilutive potential ordinary shares
– share options
Weighted average number of ordinary shares
diluted earnings per share

(8) **Transfer To and From Reserves**

During the period, the Group's subsidiar
appropriated, net of minority interests' shar
of profit for the period to the PRC stat
HK$4,490,000) was transferred out of the P
interest in a subsidiary.

FINANCIAL REVIEW

I. **Analysis of Financial Results**

1. *Profit for the first half of 2004*

The Group's profit for the first hal
approximately 89.2% over the pro
period of 2003.

The substantial growth recorded in
mainly due to exceptional items of
the information technology busin
operating results of Semiconductor
and the consumer products business

The profit after taxation for the fir
items of information technology bus
in the sum of RMB300 million obt
cancellation of the guaranteed fix
higher than the same period last yea

2. *Profit Contribution from Each Bu*

A comparison of the profit contribu
half of 2004 and the same period la

	Six m
	HK$
Consumer products	360.
Medicine	86
Infrastructure facilities	64
Information technology	559.

All the Group's businesses progre
contributing satisfactory growth to
last year. The consumer products b
and continued to give impetus to
medicine business's profit contribu
completion of the privatisation of S
in September 2003, SMIC recor
successfully listed simultaneously i
a breakthrough in the information
the cancellation of the guaranteed
during the previous year, it may
adjustments to be reflected in the in

	普通股數目	
	二零零四年一月一日至二零零四年六月三十日	二零零三年一月一日至二零零三年六月三十日
就計算每股基本盈利而言，普通股的加權平均數	3,808,000,000	2,750,000,000
股份購買權附普通股的潛在攤薄影響	50,914,978	
就計算每股攤薄盈利而言，普通股的加權平均數	3,858,914,978	

就計算二零零三年一月一日至二零零三年六月三十日期間的每股盈利而言，該期間已發行股份的加權平均數2,750,000,000股，是假設猶如根據二零零三年為籌備本公司股份在香港聯合交易所有限公司(「香港聯交所」)上市的集團重組進行的資本化發行已於二零零三年一月一日發生而計算出來。

由於二零零三年一月一日至二零零三年六月三十日期間並無潛在普通股，故並無呈列該期間的每股攤薄盈利。

流動資金及資本資源

截至二零零四年六月三十日止六個月，本集團之主要資金來源包括中國內地商業銀行提供的貸款、從原東展合同收的註冊資本及從聯營公司收取的股息，分別為4,022,000,000港元、342,700,000港元及229,900,000港元。本集團的資金主要用作購置物業、廠房及設備和興建我們的發電廠及償還短期銀行貸款，分別合共2,861,600,000港元及1,974,300,000港元。

下表載列本集團截至二零零三年及二零零四年六月三十日止六個月的現金流量及於該兩個期間各期終時的現金等價。

	截至二零零四年六月三十日止六個月 千港元	截至二零零三年六月三十日止六個月 千港元
經營活動所得(所用)的現金淨額	26,929	(47,141)
投資活動所用的現金淨額	(2,372,472)	(1,086,286)
融資活動產生的現金淨額	1,853,584	1,570,508
現金及現金等價(減少)增加淨額	(491,959)	437,081
匯率變動影響	(4,496)	247
於期初的現金及現金等價	3,695,900	101,635
於期終的現金及現金等價	3,199,445	538,963
已抵押的銀行存款	39,246	–
於期終的銀行結餘、現金及已抵押銀行存款總額	3,238,691	538,963

於二零零四年六月三十日，以本地貨幣及外幣計算的銀行結餘、現金及已抵押銀行存款總額約為832,000,000港元、人民幣882,000,000元及202,000,000美元。

借貸

本集團於二零零三年十二月三十一日及二零零四年六月三十日的合併銀行及其他借貸如下：

	於二零零四年六月三十日 千港元	於二零零三年十二月三十一日 千港元
無抵押銀行貸款	6,321,182	4,273,528
無抵押其他貸款	–	14,632
	6,321,182	4,288,160

上述貸款的到期日如下：

一年內	2,885,288	1,915,958
超過一年但不超過兩年	325,739	437,108
超過兩年但不超過五年	1,268,861	691,306
超過五年	1,841,294	1,243,788
	6,321,182	4,288,160

	於二零零四年六月三十日	於二零零三年十二月三十一日
流動比率(倍)	0.98	1.41
速動比率(倍)	0.96	1.41
淨負債對股東權益(%)	32.2	6.2
EBITDA利息保障倍數(倍)	7.68	7.86

按電廠分析的營運統計資料

沙角C電廠

	截至二零零四年六月三十日止六個月	截至二零零三年六月三十日止六個月	截至二零零三年十二月三十一日止年度	截至二零零二年十二月三十一日止年度
期末的裝機容量(兆瓦)	1,980	1,980	1,980	1,980
平均利用小時	3,546	3,049	6,566	6,274
發電量(兆瓦時)	7,021,752	6,036,356	13,000,020	12,422,774
售電量(兆瓦時)	6,571,414	5,637,295	12,152,650	11,588,177
等效可用系數(%)	94	90	90	90
供電標準煤耗率(克／千瓦時)	322	323	323	323

	截至二零零四年六月三十日止六個月	截至二零零三年六月三十日止六個月	截至二零零三年十二月三十一日止年度	截至二零零二年十二月三十一日止年度
期末的裝機容量(兆瓦)	600	不適用	600	不適用
平均利用小時	3,206	不適用	3,148	不適用
發電量(兆瓦時)	1,923,890	不適用	1,889,000	不適用
售電量(兆瓦時)	1,804,745	不適用	1,768,260	不適用
等效可用系數(%)	82	不適用	98	不適用
供電標準煤耗率(克／千瓦時)	367	不適用	368	不適用

	截至二零零四年六月三十日止六個月	截至二零零三年六月三十日止六個月	截至二零零三年十二月三十一日止年度	截至二零零二年十二月三十一日止年度
期末的裝機容量(兆瓦)	600	600	600	600
平均利用小時	4,060	3,296	7,481	6,631
發電量(兆瓦時)	2,435,820	1,977,798	4,462,720	3,978,422
售電量(兆瓦時)	2,327,513	1,886,339	4,282,402	3,802,187
等效可用系數(%)	97	84	91	88
供電標準煤耗率(克／千瓦時)	331	333	335	338

	截至二零零四年六月三十日止六個月	截至二零零三年六月三十日止六個月	截至二零零三年十二月三十一日止年度	截至二零零二年十二月三十一日止年度
期末的裝機容量(兆瓦)	600	600	600	600
平均利用小時	2,993	2,838	6,044	5,425
發電量(兆瓦時)	1,795,768	1,702,924	3,626,488	3,255,042
售電量(兆瓦時)	1,701,361	1,616,505	3,445,411	3,085,597
等效可用系數(%)	87	95	95	93
供電標準煤耗率(克／千瓦時)	346	346	345	346

徐州二期

截至二零零四年六月三十日止六個月，徐州二期的發電量及售電量分別約為85,000,000千瓦時及約為81,000,000千瓦時。於二零零四年上半年，徐州二期的淨計劃電價(不包括增值稅)於二零零四年六月十五日前為每兆瓦時人民幣317.95元，而於二零零四年六月十五日及之後為每兆瓦時人民幣311.97元。

下表載述截至二零零二年及二零零三年十二月三十一日止兩個年度以及截至二零零三年及二零零四年六月三十日止兩個六個月期間，徐州二期的若干營運統計資料：

	截至二零零四年六月三十日止六個月	截至二零零三年六月三十日止六個月	截至二零零三年十二月三十一日止年度	截至二零零二年十二月三十一日止年度
期末的裝機容量(兆瓦)	300	不適用	不適用	不適用
平均利用小時	285	不適用	不適用	不適用
發電量(兆瓦時)	85,350	不適用	不適用	不適用
售電量(兆瓦時)	81,150	不適用	不適用	不適用
等效可用系數(%)	100	不適用	不適用	不適用
供電標準煤耗率(克／千瓦時)	356	不適用	不適用	不適用

衡豐發電廠

截至二零零四年六月三十日止六個月，衡豐發電廠的發電量和售電量分別增加6.0%及6.0%至分別約18.19億千瓦時和約17.21億千瓦時。於二零零四年上半年，衡豐發電廠的淨計劃電價(不包括增值稅)於二零零四年六月十五日前為每兆瓦時人民幣300.85元，而於二零零四年六月十五日及之後則為每兆瓦時人民幣294.02元。

下表載述截至二零零二年及二零零三年十二月三十一日止兩個年度以及截至二零零三年及二零零四年六月三十日止兩個六個月期間，衡豐發電廠的若干營運統計資料：

	截至二零零四年六月三十日止六個月	截至二零零三年六月三十日止六個月	截至二零零三年十二月三十一日止年度	截至二零零二年十二月三十一日止年度
期末的裝機容量(兆瓦)	600	600	600	600
平均利用小時	3,031	2,861	6,350	6,532
發電量(兆瓦時)	1,818,710	1,716,410	3,810,050	3,918,930
售電量(兆瓦時)	1,720,930	1,623,360	3,607,230	3,701,150
等效可用系數(%)	83	83	91	93
供電標準煤耗率(克／千瓦時)	345	349	347	351

購買、出售或贖回證券

截至二零零四年六月三十日止六個月，本公司及其附屬公司並無購買、出售或贖回本公司任何證券。

最佳應用守則

本公司董事並不知悉有任何資料會合理地指出本公司於截至二零零四年六月三十日止六個月任何時間，並無遵守存備上市規則附錄十四(最佳應用守則)。

承董事會命
主席
宋林

香港，二零零四年八月三十日

於本公佈刊發日期，本公司現有董事會由五名執行董事宋林先生、王帥廷先生、錢志民先生、唐成先生及蔣武文先生，兩名非執行董事蔣高孝先生及蔣偉先生，以及三名獨立非執行董事楊振漢先生、方正先生及Anthony H. Adams先生組成。

創科實業有限公司

（於香港註冊成立之有限公司）

（股份代號：669）

主要交易

建議收購 ATLAS COPCO AB 旗下 MILWAUKEE®、AEG® 及 DREBO® 電動工具及配件業務公司

本公司之財務顧問

UBS Investment Bank

III. 有關該業務之資料

該業務之概要

[illegible]

AEG位於德國斯圖加特市附近之Winnenden，負責興發、製造及經銷AEG®及Milwaukee®兩個品牌之優質手提式電動工具及配件。AEG亦為其中一家DreBo®品牌鑽頭式刀(比鑽)之主要生產商。AEG之產品透過歐洲、亞洲、澳洲及南非之經銷公司銷售，主要供專業技術人員使用。

該業務之財務概要

根據瑞典公認會計原則編製截至二零零二年及二零零三年十二月三十一日止十二個月期間該業務之未經審核合併業績概要如下：

	截至十二月三十一日止十二個月			
	二零零二年		二零零三年	
	百萬美元	百萬港元（僅供參考）	百萬美元	百萬港元（僅供參考）
營業額	679.4	5,299.1	707.0	5,520.6
經營溢利	40.3	314.3	37.2	290.1
除稅前溢利	35.0	273.0	30.5	237.9
除稅後溢利	16.8	131.0	13.4	104.5
資產總值	805.3	6,281.1	877.0	6,840.3
資產淨值	518.3	4,042.6	541.6	4,224.3

倘若該業務之未經審核合併業績根據香港公認會計原則及美國公認會計原則之基準編製，則截至二零零二年及二零零三年十二月三十一日止十二個月期間之除稅前溢利將分別為43,000,000美元（約335,400,000港元）及38,800,000美元（約302,600,000港元），而上述期間之除稅後溢利則分別為29,200,000美元（約227,800,000港元）及23,400,000美元（約182,500,000港元）。

股東及投資者務請注意：上述數字乃基於該業務根據瑞典公認會計原則及美國公認會計原則編製之財務報表而呈列，其在若干重大方面與香港財務報告準則或香港財務報告準則存在差異。故務請勿倚賴上述數字作投資指標。一份根據香港財務報告準則編製有關該業務之業績、資產及負債之會計師報告將載入該通函內。

IV. 有關本公司之資料

本公司創立於一九八五年，現為其中一家業務迅速增長之主要家居耐用工具供應商，在全球僱用約16,300名員工。本公司在全球擁有之品牌組合包括RYOBI®電動工具、HOMELITE®及RYOBI®戶外園藝電動工具、ROYAL®、DIRT DEVIL®、REGINA®及VAX®地板護理產品。本公司自一九九零年在聯交所上市以來業務持續增長，過去九年內取得雙位數增長。本公司亦為恒生綜合指數成份股。有關詳情請瀏覽以下網站：www.ttigroup.com（該網站所載資料並不構成本公佈之部份內容）。

V. 有關ATCO之資料

ATCO為一家總部位於瑞典斯德哥爾摩之領導工業集團。於二零零三年，ATCO之營業收入為44,600,000,000瑞典克朗（約45,800,000,000港元），其中90%之營業收入來自瑞典境外。僱用員工接近26,000名。ATCO開發、製造及經銷電動及氣動式工具、壓縮氣設備及發電機、建築及採礦設備、裝配系統，以及提供相關服務及設備租賃。有關詳情請瀏覽以下網站：www.atlascopco-group.com（該網站之資料並不構成本公佈之部份內容）。

- 與其他在世界各地提供廣泛系列設計及高價值產品之主要環球工具製造商競爭更有力之競爭；
[illegible]
- 憑藉該業務專業之設計、工程及生產技術，將為北美洲及歐洲市場上之若干主要產品類別提供具備協作用之專業支援。

VII. 一般事項

根據上市規則第14.06(3)條，該交易構成本公司之主要交易，因此須於股東特別大會上獲股東批准。經董事經作出一切合理查詢後所知及確信，並無任何股東於該交易中擁有重大利益須在股東特別大會上放棄投票權。執行董事及彼等各自之聯繫人士（定義見上市規則）實益持有合共505,732,772股股份，約佔本公司現有已發行股本之37.8%，彼等已表明將就上述股份對有關批准該交易之決議案投贊成票。

UBS Investment Bank已就該交易獲委任為本公司之財務顧問。

載有（其中包括）該交易進一步詳情、本公司及該業務之財務資料連同召開股東特別大會通告之該通函，將會盡快寄發予股東。

應本公司之要求，本公司股份及債務證券已分別於二零零四年八月三十日上午九時三十分及上午九時三十三分起暫停買賣，以待發出本公佈。本公司已向聯交所申請於二零零四年八月三十一日上午九時三十分起恢復本公司股份及債務證券之買賣。

於本公佈日期，董事會包括五位集團執行董事：Horst Julius Pudwill先生（主席兼行政總裁）、鍾志平先生（董事總經理）、陳建華先生、陳志聰先生及張上智博士；以及三位獨立非執行董事：張定球先生、Joel Arthur Schleicher先生及Christopher Patrick Langley先生。

VIII. 本公佈所用詞彙

本公佈內文未有界定之詞彙具以下涵義：

「ACNA」	指	Atlas Copco North America, Inc.，其為位於美國特拉華州ATCO之全資附屬公司
「AEG」	指	Atlas Copco Electric Tools GmbH，根據德國法例成立之公司，現為ATCO之全資附屬公司，而於該交易完成時將會成為本公司之全資附屬公司
[illegible]	[illegible]	[illegible]
「ATHG」	指	Atlas Copco Holding GmbH，根據德國法例成立之公司，為ATCO之全資附屬公司
「董事會」	指	本公司之董事會
「該業務」	指	ATCO旗下之電動工具及配件業務，現時以「Milwaukee®」、「AEG®」及「DreBo®」等品牌透過METCO及AEG和ATCO旗下若干其他附屬實體經營
「該通函」	指	就該交易將寄發予股東之通函
「本公司」	指	創科實業有限公司，於香港註冊成立之公眾股份有限公司，其股份在聯交所上市
「董事」	指	本公司之董事
「股東特別大會」	指	本公司為考慮並酌情批准該交易而將召開之股東特別大會
「公認會計原則」	指	公認會計原則
「香港財務報告準則」	指	香港財務報告準則
「香港」	指	中華人民共和國香港特別行政區
「國際財務報告準則」	指	國際財務報告準則
「上市規則」	指	聯交所證券上市規則
「METCO」	指	Milwaukee Electric Tool Corporation，位於美國特拉華州之公司，現為ATCO之全資附屬公司，而於該交易完成時將會成為本公司之全資附屬公司
「買方」	指	本公司、RTG及TTINA
「RTG」	指	Ryobi Technologies GmbH，根據德國法例成立之公司，為本公司之全資附屬公司
「賣方」	指	ATCO、ACNA及ATHG
「股份」	指	本公司股本中每股面值0.10港元之普通股
「股東」	指	股份持有人
「出售公司」	指	合組成該業務之METCO、AEG及ATCO旗下若干其他附屬實體，進一步詳情載於該通函內
「聯交所」	指	香港聯合交易所有限公司
「購股協議」	指	買方與賣方於二零零四年八月二十八日就該交易訂立之有條件購股協議
「該交易」	指	本公司建議根據購股協議向賣方購入各間出售公司之全部已發行在外股份，進一步詳情載於本公佈內
「TTINA」	指	Techtronic Industries North America, Inc.，其為位於美國特拉華州本公司之全資附屬公司
「UBS Investment Bank」	指	UBS AG香港分行，根據證券及期貨條例（香港法例第571章）被視為屬於證券第1、4、6及9類受規管活動之持牌法團，並就該交易擔任本公司之財務顧問
「港元」	指	港幣元，香港法定貨幣
「瑞典克朗」	指	瑞典克朗，瑞典法定貨幣
「美國」	指	美利堅合眾國
「美元」	指	美元，美國法定貨幣

承董事會命
創科實業有限公司
公司秘書
陳泳霖

香港，二零零四年八月三十日

除另有註明者外，本公佈內之財務資料乃按照下列於二零零四年八月二十七日之適用兌換率折算為港元。上述折算僅為便於參閱之用，不應視之為表示有關款額經已按照或可以按照以下兌換率或任何其他兌換率折算為港元。

1.00美元：7.7997港元　　1.00瑞典克朗：1.0270港元



理想增長潛力　喜獲年年增值

滙豐喜上喜保本基金

助您投資組合增值：

- 喜獲信心保證 — 提供到期日100%本金保證[1]，兼享基金全期4.75年內4次派發共10%[2]的保證收益，保證派發收益越派越高，令您喜上加喜
- 「新高價」機制 — 鎖定到期日潛在回報[3]，可望為您帶來驚喜
- 喜乘全球高速增長快車 — 受到企業盈利及業務持續穩固增長和現金流轉強勢支持，全球股市表現反彈
- 分享公司優厚潛力，倍添喜悅 — 基金潛在收益與指數表現掛鈎，受惠於全球50間龍頭企業的潛在上升表現

請即行動！蓄勢爭取滿意回報！
認購期至2004年9月17日

請親臨以下各銀行查詢詳情：香港上海滙豐銀行、亞洲商業銀行、美國銀行（亞洲）、中信嘉華銀行、大新銀行、星展銀行、恒生銀行、中國工商銀行（亞洲）、廖創興銀行、豐明銀行及上海商業銀行。

HSBC 滙豐

由滙豐投資管理（香港）有限公司刊發

投資附帶風險。基金保證及其他詳情請參閱基金說明書。本基金初期只會將其資產約1.65%（視乎市場情況而定）投資於與掛鈎指數有關的期權合約。因採用是項投資策略，基金的業績表現將會受到攤薄。保證人為香港上海滙豐銀行有限公司。 1. 投資者在到期日變現單位，可享有最初投資本金保證。保證只適用於持有本基金至到期日的投資者。在到期日之前的所有交易，均完全受到基金資產值波動所影響。於到期日前贖回基金的投資者，須承擔於認購時全數支付的若干費用及開支（約為籌集資金總額的5.45%）。此等費用包括基金全期4.75年的管理費、信託費及保證費。 2. 基金在有關收益日向已發行的基金單位分別派發4次保證分派收益。超越保證分派收益的任何潛在收益均不獲保證。 3. 本基金在計算潛在到期回報時會首先將掛鈎指數的季度平均表現（按「新高價」機制計算）乘以參與比率，然後減去保證分派收益總和；而不是按點對點計算指數的表現。若掛鈎指數在投資期內不斷上升，平均計算方法將會減低潛在回報。本基金的潛在收益不獲保證，而且須承受期權對手方的信貸風險。

里昂：樓價明年底升35% 地產股俏

通脹重臨配合家庭入息增加，里昂證券相信本港樓價尚有相當大的上升空間，並把明年底前樓價升幅預測上調，由原來的15%大幅調升超過一倍至35%。同時，建議投資者可買入長江實業（0001）、新鴻基地產（0016）、恒基地產（0012）、信和置業（0083）及新世界發展（0017）。

■本報記者　賴婉君

里昂地產研究部主管John Saunders解釋，是次調整主要是因應本港經濟復甦，令通脹重現，預料明年實質利率（即名義利率減通脹率）會逐步接近零。加上市場單位供應量不足，有利推高樓價，因此將至明年底的樓價升幅預測，由原來估計的15%升至35%。

數據顯示 單位供應不足

市場供求方面，里昂強調，政府新公布的數據，進一步支持該行認為市場單位供應量不足的論點。屋宇署數據顯示，今年首7個月獲批動工樓宇單位數量約1.04萬個，量化後，全年的動工單位數量約1.78萬個。

由於發展商的策略已轉向「求價不求量」，該行相信，每年的單位供應量會逐步遞減，估計今年、明年及後年的數量，分別約2.65萬、2.2萬及1.8萬個。假設每年獲批的單位動工量保持在上述計算的1.78萬個水平，則符合該行預期至2007年單位供應量僅1.8萬個。

薦吸長實新地恒地等

里昂指出，在過往6年經濟低迷時期，平均每年的單位吸納量達2.95萬個，以此為基礎，相對於預期未來3年（2005年至2007年）平均每年約1.93萬個單位供應，明顯地出現了一缺口。在這種情況下，正好促使樓價有進一步上調的空間。由於該行相信樓價續升，因此不認為目前市盈率介乎8至16倍的地產股偏貴，加上該類股份的股價普遍較每股資產淨值折讓8%至55%，故強調有關股份仍會「跑贏大市」，建議買入的股份包括長實、新地及恒地等。

恒指地產分類指數走勢
昨收報16508點，升86點
21/6低見13766點



聯所編號：0001
長實昨升1.1%
長實股價
250天移動平均線
昨收報87.25元，升7.5角
250天線現處83.2元
恒地昨升0.3%
聯所編號：0012
恒地股價
250天移動平均線
昨收報38.1元，升1角
250天線現處34.7元

細紡廠投誠 魏橋成大贏家

特稿　內地政府決心對棉紡業進行調整，就算去年棉價高企，亦不插手干預，迫使經營效率不高的小型棉紡企業瀕臨「生死邊緣」，另市場強者卻可藉此機遇「吃掉別人的餅」。以魏橋紡織（2698）為例，有小型企業撐不住……

「以前我也沒有試過，但最近有不少棉紡企業都主動接觸我們，或向我們提交建議，要我們買下他們。」一外資券商分析員引述魏橋董事長張波，在會議上的講話。

行業整固棉價漲 細廠苦

事實上，張波昨在記者會上亦多番強調，魏橋作為全國最大的棉紡生產商，在政府的行業整固政策下，對集團是絕對有利的；加上去年棉花價格急漲，令規模較小的企業成本大幅增加。

分析員認為，就算小型企業有足夠財力，由於他們的購棉量相對較小，供應商寧願將貨供給大企業，形成「有價沒貨」的局面，令小型企業的經營環境「雪上加霜」，熬不住的只有關門大吉，這些多出來的市場份額，自然便會流向魏橋這類龍頭大企業。

市場份額流向龍頭大廠

由此可見，棉價的波動對這類小型棉紡企業帶來的傷害。不過，這並不代表魏橋未有受到影響，只是集團的規模龐大，在成本效益帶動下，所受的影響相對輕微而已。以集團上半年業績為例，受到棉價漲影響，加上毛利率較低的坯布銷售比例大增，邊際利潤縮減2.2個百分點至18.2%。

現時內地棉價已由年初高位每噸1.8萬元（人民幣，下同）回落，張波預期，棉價稍後會企穩在1.3萬元水平。供求方面，他認為下半年國內棉花產量將較去年增加。集團亦會分散棉花採購地，內地及進口棉的採購比例分別為15%及85%。

■本報記者　賴婉君



魏橋董事長張波稱，在政府的行業整固政策下，對集團是絕對有利的。（章耀開攝）

堡獅龍研輕微加價

模特兒展示堡獅龍服裝

【本報訊】堡獅龍（0592）執行董事陳素娟在股東會後表示，本港結束漫長的通縮後，該公司正研究會否調高產品售價。她相信，即使加價，有關幅度亦只屬輕微。

該集團今年4至7月的銷售額，錄得雙位數字增長，與零售業市場數字相若。陳素娟指，希望今個財政年度亦可達至雙位數字增長的目標。

不過，她指出，由於去年爆發非典型肺炎，導致比較基數較低，故今年4至5月銷售額的升幅將較7至8月為高。

舖租加幅料10%內

該公司計劃，今個財政年度內在本港開設5間店舖。其現時本港店舖中，約三分之一需於今年續租。陳素娟估計，租金升幅將在10%之內，若租金增加10%，經營成本則會升2%，該公司會控制租金佔銷售額20%以內水平。她指，該集團正考慮在3至5年後發展東南亞及東歐市場，包括馬來西亞、印尼、印度、南韓、波蘭及捷克等地。

上商多賺39% 推人民幣卡

【本報訊】受惠於呆壞帳準備大減80%至2,100萬元，及非利息收入大幅增長27.4%至4.11億元，上海商業銀行上半年錄得純利6.61億元，升39%。該行董事兼副總經理吳鵬輝預期，下半年加息幅度不會太大，估計財富產品銷售及證券收入有上升空間，其佔總收入的比例，將由現時的36%持續增長。

繼中銀後 推人民幣卡

此外，該行將於9月初推出供港人使用的人民幣信用卡，成為繼中銀後第二間推出人民幣信用卡的銀行。該行信用卡服務部主管梁德如表示，期望1年內發卡量達1萬張。該卡首3年免年費，其後金卡及普通卡的年費分別為480元（人民幣，下同）及240元，年息為每月1.5厘，每月平息則為19厘多。

該行在上半年沒有出現回撥，業績理想主要因為經濟環境好轉，使撥備大減。不過，吳鵬輝稱，下半年該行會否錄得回撥及撥備會否持續下降，仍言之尚早。



上海商業銀行董事兼副總經理吳鵬輝預期，下半年加息幅度不會太大。

瀋發深圳墓園 攤銷1425萬

【本報訊】瀋陽公用發展（0747）昨日發出的中期報告指，上半年要為收購深圳市墓園作1,425萬元（人民幣，下同）的攤銷，雖然有關收購於今年6月底前仍未成功，令集團白白交了半年的訂金。瀋發自轉型至教育及地產業務後，交出的首份半年業績扭盈為虧，集團解讀為受宏觀調控影響。

資料顯示，於去年12月底計劃收購的深圳市西麗報恩福地墓園，雖然有關墓園的資產重組工作未完成，有關業務沒有合併在財務報表中。但由於集團早在1月1日已繳付3.9億元的訂金，瀋發算是取得墓園的控制權，因此要為收購成本按年率5%攤銷，1,425萬元的攤銷費須包括在上半年的虧損內。

安捷利中期多賺2.8倍

【本報訊】柔性電路板（Flexible printed circuti，即可摺曲的電路板）產銷商安捷利實業（8298）公布上市後首份中期業績，截至今年6月底止半年，集團錄得純利2,022萬元，較去年同期大幅增加2.8倍，每股盈利5.05仙，董事會不建議派發中期股息；集團營業額亦急增1.55倍至約1.29億元。

回顧期內，多層柔性電路板銷量續增，帶動毛利率增加3.9個百分點至28.9%。就業務分布區域而言，內地仍為集團業務的主要市場，銷售額達1.21億元，佔總營業額的93.6%，其餘均來自香港市場。

安捷利昨收報3.9角，無升跌。

[illegible]	
[illegible]	
[illegible] Global Fund 11/8	(NAV)
World Equity-A2	$7.91
Technology-A2	$2.86
American Opportunities Fund-A2	$11.22
Asia Pacific-A2	$24.71
[illegible]	[illegible]
European Equity-A2	Eur27.16
Emerging Markets-A2	$17.13
Japanese Equity-A2	[illegible]
UK Opportunities Fund-A2	[illegible]
[illegible]	[illegible]
European High Yield Bond-A2	Eur11.1
Sovereign High Yield Bond-A2	$16.34
Euro Reserve-A2	[illegible]
US Dollar Reserve-A2	$1.1366
[illegible]	[illegible]
High Yield Bond	[illegible]
UK Opportunities	[illegible]
World Bond Fund	[illegible]
European Opportunities	[illegible]
Asia Pacific	[illegible]
India Opportunities	[illegible]
China Opportunities	[illegible]
Technology Fund	[illegible]
Emerging Market Fund	[illegible]
Asian Smaller Companies	[illegible]

[illegible]



Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)

Announcement of results for the period ended 30th June, 2004

Highlights

	2004 HK$ million	2003 HK$ million	Changes
Turnover	6,724	4,815	+ 39.7%
Profit for the period	299	211	+ 41.8%
Earnings per share – basic (HK cents)	22.49	16.28	+38.2%
Interim dividend per share (HK cents)	4.500	3.625	+ 24.1%

The Board of Directors are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th June, 2004 together with the comparative figures in 2003.

Interim Dividend

The Directors recommend an interim dividend of HK4.500 cents per share (2003 interim dividend: HK3.625 cents). The interim dividend will be paid to shareholders listed on the register of members of the Company on 17th September, 2004. It is expected that the interim dividend will be paid on or about 30th September, 2004.

Management's Discussion and Analysis

TTI continued to deliver record results with strong performance across all divisions in the first half of 2004. Total Group turnover for the period under review was HK$6,724 million, an increase of 39.7% over the same period of 2003. Net profit rose by 41.8% to HK$299 million. Earnings per share grew 38.2% to HK22.49 cents. The Board is recommending an interim dividend of HK4.500 cents, as compared with HK3.625 cents at the interim of 2003 when adjusted for the stock split.

We recorded high double-digit revenue growth across all lines of business and in all geographic markets. This, again, demonstrates the Group's leading position in the home improvement industry. Our success has been driven by our ability to deliver innovative new products and high impact marketing programmes, capitalising on TTI's stable of well-recognised brands and providing our customers with high quality products and services.

During the six months under review, we had two major business developments. Firstly, we have added and integrated the Ryobi brand for the outdoor product category in North America into our operations. Secondly, following the success of the initial launch of the RIDGID® line in the fourth quarter of 2003, the Group, in collaboration with The Home Depot, has continued the marketing efforts and achieved further penetration of the professional power tool category.

We improved our gross margin despite pressure from rising raw materials prices, by further rationalising our operations, leveraging our economies of scale and centralising key group-wide purchasing functions. Net margin was comparable to last year despite higher amortisation on goodwill associated with the purchase of the Royal operation.

Business Review

Power Equipment Products

Turnover for the power equipment products division increased by a robust 35.9% over the same period of 2003 to HK$4,712 million, accounting for 70.1% of Group turnover. Growth was seen in all key markets and all product segments, as we continued to gain market share.

In North America, our well-established Ryobi consumer power tool line continued to deliver strong organic growth, driven by value store-level service programmes with our retail partner and exciting promotions. The RIDGID® professional grade power tools continue to sell well on their merits of innovation, durability and quality. Both Ryobi and RIDGID® have successfully been positioned to achieve differentiation from other power tool brands.

In Europe, we are on track in expanding our presence. All our major markets recorded strong sales and profit expansion as a result of better brand positioning and introduction of new products. In continental Europe, despite a weaker economy overall, new Ryobi branded products launched during the period were well received and allowed us to increase market presence in countries such as the United Kingdom, Germany, France, Spain and Italy. The sales expansion was also supported by improved after sales service and the further development of the website, which has enhanced productivity by allowing on-line ordering of parts.

In the outdoor category, Homelite and Ryobi saw considerable revenue growth in North America with strong demand and improved supply chain management. Ryobi outdoor products in Europe delivered significant gains over the last year, also reflecting positive demand for the products.

Floor Care Appliances

Turnover at the floor care appliances division rose by 53.1% over the same period of last year to HK$1,717 million, accounting for 25.5% of Group turnover.

Royal Appliance Mfg. Co. (Royal) continued making progress as it gained product listings at its major retail customers with new products. Benefiting from its integration with TTI Group, Royal has improved its cost structure in North America and streamlined the product development process.

Vax also made good progress in its markets. Our UK operation delivered exceptional revenue growth as existing inventory was cleared and new models jointly developed with Royal were introduced under the Vax brand. Cost containment programmes and new unique products are positively impacting margins.

We also continued to strengthen our OEM business, which experienced rapid growth as we provided customers with well-received products and entered into new contracts with two major brand name companies.

Solar Powered, Laser and Electronic Measuring Products

Our solar powered, laser and electronic measuring products business again had an excellent half year. Turnover increased over the same period of 2003 by 30.6% to HK$295 million, accounting for 4.4% of Group turnover. Sales were driven by an expanded product offering in all categories. Our recent investment in technology is enabling the business to respond more rapidly to the market needs for innovative new products.

Financial Review

Result Analysis

The Group reported a revenue growth of 39.7% for the period under review to HK$6.72 billion, contributed by strong organic growth of all business units and major markets. Profit for the period increased by 41.8% to HK$299 million. Earnings per share increased by 38.2% to HK22.49 cents.

Gross margins improved from 26.9% in the first six months of 2003 to 29.8% during the period under review. The improvement was the result of favorable product mix, combined with the Group's ability to leverage on the expanded volume of business and new markets. When compared to the 29.6% gross margin reported for the full year 2003, the margin also improved, demonstrating that our overall margins have not been affected by the increase in various raw material and component costs since the fourth quarter of 2003.

The Group's own brand business continued to expand, its sales contribution increasing from 59.0% to 74.1% in the first half of 2004, representing an increase of 75.2%. As a result, selling, distribution, advertising and warranty expenses as a percentage of sales increased from 9.9% to 10.3%.

To maintain the growth momentum, the Group continued to make investments in the design and development of innovative, high quality products. For the six months under review, the Group spent HK$165 million or 2.5% of Group turnover on the design and development of new products, as compared to 1.5% reported last year. The increase in administrative expenses was due to the higher amortisation of goodwill associated with the purchase of the Royal operation, as well as an increase in staff costs, following the Group's strategy to increase and improve the quality of its management resources.

Liquidity and Financial Resources

The Group's working capital position remained healthy. As at 30th June, 2004, net current assets stood at HK$2.15 billion as compared to HK$1.62 billion as at 30th June, 2003 and HK$1.98 billion as at 31st December, 2003. The Group's working capital requirement is normally higher in the first half year as it prepares for the peak shipment period in the second half. As the Group's cash flow generating capacity remains strong, the working capital position is expected to further improve by the end of the year.

Total inventory value only increased by 1.9% as compared to the balance as at 31st December, 2003 despite the fact that revenue increased by over 39.7%. Average inventory days was at 68 days, an improvement of 10 days when compared to inventory turnover of the same period last year. Trade receivables improved by 2 days to 48 days when compared to same period last year.

Trade and other payables were at 53 days and bills payable were at 60 days, as compared to 63 days and 55 days respectively for same period of 2003.

The Group was in a net cash position as at 30th June, 2004, as compared to a gearing level of 53.1% reported for the same date last year. The gearing ratio is expressed as a percentage of total net borrowings to total equity. Total borrowings improved from HK$2.37 billion reported last period to HK$1.96 billion for the period under review, and no material change in total borrowings when compared to the balance as at 31st December, 2003.

The Group's major borrowings are in US Dollars and HK Dollars. Other than the fixed interest rate Notes issued last year, borrowings are all based on LIBOR or HK best lending rates. As the majority of the Group's revenues are in US Dollars and major borrowings and payments are either in US Dollars or HK Dollars, the currency risk exposure is relatively low, since there is a natural hedging mechanism in place. The Group continues to monitor and manage its currency and interest rate exposures.

Net interest expenses for the period under review amounted to HK$37 million, an increase of only HK$3 million when compared to the same period last year. Interest coverage, expressed as a multiple of profit before interest and tax to total net interest was 10.35 times, an improvement from the 8.17 times reported for the first six months of 2003.

Capital expenditure for the period amounted to HK$124 million, and was in accordance to the Group's budget and guideline. Depreciation charges for the period under review were HK$161 million.

Issue of Zero Coupon Convertible Bonds

On 16th June, 2004 the Group announced the issue of five year Zero Coupon Convertible Bonds at par. The aggregate principal amount of the Bonds was US$140 million (approximately HK$1,092 million). The bonds will be due in 2009 and convertible into Ordinary Shares of the Company. The initial conversion price is HK$16.56 per share, representing a premium of 38% over the closing price of the share on the Stock Exchange of Hong Kong on 16th June, 2004. Assuming full conversion of the Bonds at the initial conversion price of HK$16.56 per share, the Bonds will be converted into approximately 65,922,584 shares, representing approximately 4.93% of the issued share capital of the Company as at the date of announcement and approximately 4.71% of the issued share capital of the Company as enlarged by the issue of the conversion shares. Unless previously redeemed, converted or purchased and cancelled, the company will redeem each Bond at 107.76% of its principal amount on the maturity date of 8th July, 2009. However, on or after 8th July, 2007 and prior to the maturity date, the holder of each Bond will have the right at such holder's option, to require the Company to redeem all or some only of the Bonds at 104.59% of their principal amount.

The Bond issue raised immediate funds that can be used for general corporate and working capital purposes including financing possible acquisitions and when converted will enlarge the shareholder capital base, which will facilitate the development and expansion of the Company.

The issue of the Bonds was successfully closed on 8th July, 2004.

Capital Commitment and Contingent Liabilities

As at 30th June, 2004, the capital commitment not provided for in respect of land in Dongguan, Mainland China amounted to approximately HK$28 million. Total capital commitment as at 30th June, 2004 amounted to HK$121 million compared to HK$89 million as at 31st December, 2003.

There are no material contingent liabilities or off balance sheet obligations other than trade bills discounted in the ordinary course of business.

Charges

None of the Group's assets are charged or subject to any encumbrance.

Human Resources

The Group employed a total of 16,294 employees (2003: 16,112 employees) in Hong Kong and overseas. Total staff costs for the period under review amounted to HK$647 million as compared to HK$492 million same period last year. The increase was due to the expansion of the Group's operations.

The Group regards human capital is vital for the Group's continuous growth and profitability and remains committed to improve the quality, competence and skills of all employees. It provides job related training to all staff.

The Group continues to offer competitive remuneration packages, discretionary share options and bonuses to eligible staff, based on the performance of the Group and the individual employee.

Outlook

Looking into the second half of 2004, we have every reason to be confident that the strong growth momentum will be maintained. The TTI Group will continue to expand its product categories. Capitalising on our brands, we will be able to offer a wider range of quality and innovative products to our customers.

Power tools will benefit from the planned introduction of new Ryobi tools in all geographic markets. In addition, with RIDGID® now firmly positioned in the marketplace, we anticipate even stronger growth during the second half of the year as we expand further in the professional power tools segment.

In outdoor power equipment, having both the Ryobi and Homelite brands, we will continue to strengthen our product platform, ensuring a wider range of products to a much broader customer base.

In floor care products, Dirt Devil will drive revenues through new product placements at retail, supported by stronger marketing efforts. We expect Vax to continue its excellent performance, as we extend the product range, deepen customer relationships and increase advertising to promote brand awareness. While we continue to grow our business in floor care, efficiency gains and cost reduction efforts will positively impact margins.

For the solar powered, laser and electronic measuring business, we expect sales growth in all product segments and markets. The division will continue to expand by increasing its product offerings in new infant care products, while accelerating the development and launch of new electronic hand tools and laser tools. In addition, we will invest in revolutionary patented technology for the solar category to ensure continued flow of innovative products to the market.

In summary, TTI is well positioned to deliver high growth results for 2004. Despite the economic uncertainties, experience shows that our businesses are largely resilient to changes in housing construction activities. Our expansion momentum will be driven by further product and market diversification. While maintaining our focus on our core businesses, we will seize opportunities to expand into segments of these markets where the Group can unlock their potential. The consumer and our shareholders stand to benefit as the growth continues.

Audit Committee

The Audit Committee is composed of a majority of independent non-executive directors. The Audit Committee has reviewed with management the accounting policies and practices adopted by the Group and discussed internal controls and financial reporting matters, including a review of the unaudited interim financial statements for the six months ended 30th June, 2004.

Compliance with the Code of Best Practice

None of the Directors of the Company is aware of any information which would reasonably indicate that the Company is not, or was not for any part of the period, in compliance with the Code of Best Practice as set out by The Stock Exchange of Hong Kong Limited in Appendix 14 to the Listing Rules.

Purchase, Sales or Redemption of Shares

There has been no purchase, sale or redemption of shares of the Company by the Company or any of its subsidiaries during the period.

Closure of Register of Members

The Register of Members of the Company will be closed from Monday, 13th September, 2004 to Friday, 17th September, 2004, both days inclusive. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Secretaries Limited, at G/F, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Friday, 10th September, 2004.

Publication of Interim Results on Website

The financial information required to be disclosed under paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk and TTI's website at www.ttigroup.com in due course.

Board of Directors

As at the date of this announcement, the Board of Directors of the Company comprises five executive directors, namely Mr. Horst Julius Pudwill, Mr. Roy Chi Ping Chung, Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan, Dr. Akio Urakami, and three independent non-executive directors, namely Mr. Vincent Ting Kau Cheung, Mr. Joel Arthur Schleicher and Mr. Christopher Patrick Langley.

By Order of the Board
Horst Julius Pudwill
Chairman and Chief Executive Officer

Hong Kong, 12th August, 2004

Results Summary

Condensed Consolidated Income Statement (Unaudited)

For the six months ended 30th June, 2004

	Notes	2004 HK$'000	2003 HK$'000
Turnover	2	6,724,115	4,814,649
Cost of sales		(4,720,044)	(3,519,725)
Gross profit		2,004,071	1,294,924
Other operating income		14,074	33,377
Interest income		22,155	5,361
Selling, distribution, advertising and warranty expenses		(693,737)	(474,426)
Administrative expenses		(762,714)	(496,323)
Research and development costs		(164,759)	(69,842)
Profit from operations	3	419,090	293,071
Finance costs		(58,702)	(38,990)
Profit before share of results of associates and taxation		360,388	254,081
Share of results of associates		(626)	187
Profit before taxation		359,762	254,268
Taxation	4	(42,677)	(30,437)
Profit before minority interests		317,085	223,831
Minority interests		(18,227)	(13,008)
Profit for the period		298,858	210,823
Dividend	6	(118,444)	(65,388)
Earnings per share	7		
Basic		22.49 cents	16.28 cents
Diluted		21.78 cents	15.91 cents

Condensed Consolidated Balance Sheet

	30th June 2004 HK$'000 (Unaudited)	31st December 2003 HK$'000 (Audited)
ASSETS		
Non-current assets		
Property, plant and equipment	863,915	904,356
Goodwill	635,580	652,760
Negative goodwill	(31,023)	(33,175)
Intangible assets	178,669	25,154
Interests in associates	132,124	118,394
Investments in securities	38,608	41,419
Deferred tax assets	300,706	273,937
Other assets	1,195	1,195
	2,119,774	1,984,040
Current assets		
Inventories	2,539,274	2,491,650
Trade and other receivables	1,579,099	2,197,789
Deposits and prepayments	328,424	293,408
Bills receivable	122,984	35,409
Investments in securities	5,635	5,575
Tax recoverable	1,123	51,274
Trade receivable from associates	40	48
Bank balances, deposits and cash	1,970,998	2,586,075
	6,547,577	7,662,228
Current liabilities		
Trade, bills and other payables	3,427,325	4,894,161
Warranty provision	183,122	208,552
Trade payable to an associate	9,319	3,230
Tax payable	108,165	68,114
Dividend payable	118,444	—
Obligations under finance leases – due within one year	2,988	5,485
Borrowings – due within one year	549,011	497,975
	4,398,374	5,677,517
Net current assets	2,149,203	1,984,711
Total assets less current liabilities	4,268,977	3,968,751
CAPITAL AND RESERVES		
Share capital	133,663	132,497
Reserves	2,614,167	2,380,387
	2,747,830	2,512,884
MINORITY INTERESTS	64,601	46,374
NON-CURRENT LIABILITIES		
Obligations under finance leases – due after one year	3,148	14,261
Borrowings – due after one year	1,405,489	1,348,497
Deferred tax liabilities	47,909	46,735
	1,456,546	1,409,493
	4,268,977	3,968,751

Notes to the Financial Statements (Unaudited)

1. Basis of preparation

The unaudited interim results of the Group have been prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants on a basis consistent with the accounting policies adopted in the report and financial statements for the year ended 31st December, 2003.

Certain comparative figures have been reclassified to conform with the current period's presentation.

2. Segment Information

	Turnover 2004 HK$'000	Turnover 2003 HK$'000	Segment results 2004 HK$'000	Segment results 2003 HK$'000
Six months period ended 30th June				
By principal activity:				
Manufacture and trading of				
Power equipment products	4,711,892	3,467,171	294,282	196,682
Floor care appliances	1,717,292	1,121,715	80,457	56,135
Solar powered, laser and electronic measuring products	294,931	225,763	59,379	41,698
	6,724,115	4,814,649	434,118	298,515
Amortisation of goodwill			(17,180)	(7,596)
Release of negative goodwill to income			2,152	2,152
Contributions to profit from operations			419,090	293,071
By geographical market location:				
North America	5,259,245	3,794,207	366,423	236,067
Europe	1,084,364	766,976	66,244	45,095
Other countries	380,506	253,466	1,451	16,753
	6,724,115	4,814,649	434,118	298,515
Amortisation of goodwill			(17,180)	(7,596)
Release of negative goodwill to income			2,152	2,152
Contributions to profit from operations			419,090	293,071

3. Profit from Operations

	2004 HK$'000	2003 HK$'000
Six months period ended 30th June		
Profit from operations has been arrived after charging (crediting):		
Depreciation and amortisation of property, plant and equipment	160,746	137,085
Amortisation of intangible assets	4,597	2,531
Amortisation of goodwill	17,180	7,596
Release of negative goodwill to income	(2,152)	(2,152)
Staff costs	646,996	492,411

4. Taxation

	2004 HK$'000	2003 HK$'000
Six months period ended 30th June		
The total tax charge comprises:		
Hong Kong Profits Tax calculated at 17.5% of the estimated assessable profit for the period	33,831	23,009
Overseas Tax	14,301	7,266
Deferred Tax	(5,385)	162
	42,677	30,437

Taxation arising in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

Deferred tax has been provided for at the rate that is expected to apply in the period when the liability is settled or the asset is realised.

5. Share Subdivision

On 28th May, 2004, ordinary resolutions were passed by the shareholders of the Company to approve the increase (the "Increase") in the authorised share capital of the Company to HK$240,000,000 and the subdivision (the "Subdivision") of each issued and unissued shares of HK$0.20 in the authorised share capital into two ordinary shares of HK$0.10 each. The Increase and the Subdivision became effective on 28th and 31st May, 2004 respectively.

6. Dividend

The 2003 final dividend declared at HK17.75 cents and 2003 interim dividend paid at HK7.25 cents per existing share are adjusted to HK8.875 cents and HK3.625 cents per Subdivided share respectively.

7. Earnings per Share

The calculation of the basic and diluted earnings per share is based on the following data:

	2004 HK$'000	2003 HK$'000
Six months period ended 30th June		
Earnings for the purposes of basic and diluted earnings per share: Profit for the period	298,858	210,823
Weighted average number of ordinary shares for the purpose of basic earnings per share	1,328,955,297	1,295,481,764
Effect of dilutive potential ordinary shares: Options	43,371,852	29,424,128
Weighted average number of ordinary shares for the purpose of diluted earnings per share	1,372,327,149	1,324,905,892

The comparative amounts of the earnings per share and weighted average number of ordinary shares have been adjusted for the effect of the Subdivision of the Company's shares during the period.

24/F, CDW Building, 388 Castle Peak Road, N.T., Hong Kong. Tel: (852) 2402 6888 Fax: (852) 2413 5971
Website: www.ttigroup.com



創科實業有限公司

(於香港註冊成立之有限公司)

截至二零零四年六月三十日止期間業績公佈

摘要

	2004 百萬港元	2003 百萬港元	增幅
營業額	6,724	4,815	+39.7%
本期間溢利	299	211	+41.8%
每股盈利 — 基本(港仙)	22.49	16.28	+38.2%
每股中期股息(港仙)	4.500	3.625	+24.1%

董事會欣然宣佈本公司及其附屬公司(「本集團」)截至二零零四年六月三十日止六個月之未經審核綜合業績連同二零零三年度之比較數字。

中期股息

董事會建議派發中期股息每股4.500港仙(二零零三年中期股息:3.625港仙)。中期股息將派發予二零零四年九月十七日名列本公司股東名冊之股東。預期中期股息將約於二零零四年九月三十日派發。

管理層之業務研討及分析

於二零零四年度上半年,創科實業之業績再創紀錄,各業務環節均取得強勁表現。於回顧期內之集團總營業額為6,724,000,000港元,較二零零三年度同期增加39.7%,純利上升41.8%至299,000,000港元。每股盈利增長38.2%至22.49港仙。董事會建議派發中期股息4.500港仙,相比於二零零三年度之中期股息則為3.625港仙(已為股份拆細作出調整)。

本集團在各業務環節及所有地域市場之營業收入均錄得雙位數增長,此佳績再次顯示本集團在家用維修工具業之領導地位。本集團之成功全賴其推出設計創新之產品及推行極具成效之市場推廣計劃,並配合創科實業擁有多個知名品牌及鋭為客戶提供優質產品與服務所致。

於六個月回顧期內,本集團有兩項重要之業務發展。首先,本集團增添及整合Ryobi於北美洲之戶外園藝電動工具之品牌於集團之業務內。其次,繼於二零零三年第四季成功推出RIDGID®系列後,本集團與The Home Depot繼續攜手進行市場推廣,進一步拓展專業級電動工具市場。

儘管原材料有漲價壓力,本集團藉著進一步整合業務,發揮大規模經濟效益及集中統籌集團採購程序,從而改善整體毛利。此外,儘管須就收購Royal相關之商譽作出較高攤銷金額,純利率仍能保持於與去年度相若之水平。

業務回顧

電動工具產品

電動工具產品業務之營業額較二零零三年度同期大幅攀升35.9%至4,712,000,000港元,佔集團總營業額之70.1%。各主要市場及產品系列均錄得增長,同時市場佔有率亦持續上升。

北美洲方面,在與零售合作夥伴共同推行優惠店舖服務計劃及強勁宣傳推廣帶動下,具市場知名度之Ryobi家用電動工具系列保持強勁增長。RIDGID®專業級電動工具系列則以其設計創新、耐用可靠及優良品質,繼續成為暢銷產品。Ryobi及RIDGID®成功樹立有別於其他電動工具品牌之市場定位。

歐洲方面,本集團繼續提高產品之市場佔有率,竭力於更佳之品牌定位及推展出新之產品。本集團在各主要市場之銷售額和盈利均錄得強勁增長。歐洲大陸方面,儘管整體經濟較疲弱,於回顧期內面世之Ryobi品牌新款產品仍備受歡迎,從而提高本集團在英國、德國、法國、西班牙及意大利之市場佔有率。銷售額之提高亦有賴於售後服務之增強,加上可透過互聯網訂購零部件,使其得以進一步提升。

戶外園藝電動工具方面,由於北美洲市場需求非常殷切,加上改進供應鏈管理,Homelite及Ryobi之營業收入均大幅增長。Ryobi戶外園藝電動工具在歐洲亦較去年度同期取得顯著增長,反映出市場對其產品存在一定需求。

地板護理產品

地板護理產品業務之營業額較去年度同期上升53.1%至1,717,000,000港元,佔集團總營業額之25.5%。

Royal Appliance Mfg. Co.(「Royal」)在主要零售市場推出新產品,業務進展保持良好。受惠於整合在創科實業之集團架構內,Royal在北美洲之成本架構已得到改善,同時精簡產品開發工序。

此外,Vax之業務進展亦良好。隨著存貨鋪清及推出與Royal共同開發以Vax為品牌之新型號產品,英國市場之營業收入取得不俗之增長。推行成本控制計劃和設計獨特之新產品面世,均對利潤產生利好影響。

本集團亦繼續加強OEM業務,由於為客戶提供備受歡迎之產品,加上與兩家主要品牌公司訂立新合約,此方面業務取得飛躍增長。

太陽能照明、激光儀及電子量度儀

上半年度內,太陽能照明、激光儀及電子量度儀業務再創佳績。營業額較二零零三年度同期增加30.6%至295,000,000港元,佔集團總營業額之4.4%。此項業務透過擴大各類產品系列帶動銷售,而近期投入資源開發技術亦有助其能更迅速地回應市場對創新產品之需求。

財務回顧

業績分析

在各業務環節及主要市場之強勁增長帶動下,本集團於回顧期內之營業收入增長39.7%至6,720,000,000港元。期內溢利增加41.8%至299,000,000港元,每股盈利增加38.2%至22.49港仙。

毛利率由二零零三年度首六個月之26.9%增加至回顧期內之29.8%。毛利率改善乃得力於產品組合增強,加上本集團錄得擴展業務規模擴大之效益及開拓新市場所致。與二零零三年全年度之毛利率29.6%相比,利潤率亦有所改善,反映出本集團之整體利潤率未有受到二零零三年第四季眾多類原材料及零部件成本上漲之影響。

本集團繼續擴展自有品牌業務,其佔銷售額之比率由59.0%提高至二零零四年度上半年之74.1%,增幅達75.2%。銷售、分銷、宣傳及保用費用佔銷售額之比率亦因而由9.9%增加至10.3%。

為保持業務增長勢頭,本集團繼續投放資源於創新優質產品之設計及開發上。於六個月回顧期內,本集團耗資165,000,000港元於新產品之設計及開發上,佔集團總營業額之2.5%,相比於去年度則為1.5%。行政費用上升乃鑒因於收購Royal業務之相關商譽帶來較高攤銷金額,以及為貫徹本集團提高及改進管理人才質素之方針而額外增加成本所致。

流動資金及財政資源

本集團之營運資金仍然充裕。於二零零四年六月三十日之流動資產淨值為2,150,000,000港元,相比於二零零三年六月三十日及二零零三年十二月三十一日則分別為1,620,000,000港元及1,980,000,000港元。由於要為下半年度之付運高峰期作好準備,本集團於上半年度對營運資金之需求一般會較高,而於本集團之業務持續帶來大量流動現金,預計於全年度完結前營運資金狀況會獲得進一步改善。

儘管營業收入增幅超過39.7%,存貨總值僅較二零零三年十二月三十一日增加1.9%。平均存貨周轉期為68日,較去年度同期之存貨周轉期縮短10日。銷售賬款周轉期亦較去年度同期縮短2日至48日。

採購賬款及其他應付賬周轉期為53日,而應付票據周轉期為60日,相比於二零零三年度同期則分別為63日及55日。

本集團於二零零四年六月三十日持有淨現金,相比於去年度同期之資本與負債比率則為53.1%。資本與負債比率乃淨借貸總額佔股東權益總額之百分比。借貸總額由去年度同期之2,370,000,000港元下降至回顧期內之1,960,000,000港元,與二零零三年十二月三十一日之借貸總額水平相比並無重大變動。

本集團之借貸主要以美元及港元計算。除去年度發行之定息票據外,借貸全部按倫敦銀行同業拆息或香港最優惠貸款利率計算。由於本集團之營業收入主要以美元計算,而借貸及付款則主要以美元或港元計算,兩者之間產生自然對沖作用,故匯率風險相對較低。本集團會繼續監察及管理匯率和利率風險。

於回顧期內之淨利息開支為37,000,000港元,僅較去年度同期增加3,000,000港元。利息保障(即除利息及稅項前溢利相對於淨利息開支總額之倍數)為10.35倍,較二零零三年度首六個月之8.17倍有所改善。

期內資本開支為124,000,000港元,與本集團制訂之預算及指引相符。於回顧期內之折舊開支為161,000,000港元。

發行零息可換股債券

於二零零四年六月十六日,本集團宣佈按面值發行五年期零息可換股債券,債券總本金額為140,000,000美元(約1,092,000,000港元)。債券將於二零零九年到期並可轉換為本公司之普通股,初步轉換價為每股16.56港元,較二零零四年六月十六日股份在香港聯合交易所之收市價溢價38%。假定債券按初步轉換價每股16.56港元獲全數換股,債券將會轉換為約65,922,584股股份,相當於公佈日期本公司已發行股本約4.93%,以及相當於經發行轉換股份擴大後本公司已發行股本約4.71%。除非提前被贖回、轉換或購回及註銷,本公司將於二零零九年七月八日到期日按本金額之107.76%贖回每份債券。然而,於二零零七年七月八日或之後及到期日之前,每份債券持有人將有權選擇要求本公司按本金額之104.59%贖回全部或僅贖回個別債券。

發行債券所得款項淨額將用作一般企業及營運資金用途,包括為可能進行之收購提供資金。如債券全部轉換為股份,將會擴大股東資金基礎,從而促進本公司之業務發展及擴充。

債券發行已於二零零四年七月八日圓滿完成。

資本承擔及或然負債

於二零零四年六月三十日,仍未就位於中國東莞市之土地作出撥備之資本承擔金額約為28,000,000港元。於二零零四年六月三十日之資本承擔總額為121,000,000港元,相比於二零零三年十二月三十一日則為89,000,000港元。

除日常業務之已貼現應收票據外,並無重大或然負債或資產負債表外之承擔。

抵押

本集團之資產概無用作抵押或附有任何權益負擔。

人力資源

本集團在香港及海外共聘用16,294名僱員(二零零三年:16,112名僱員)。於回顧期內之員工成本總額為647,000,000港元,相比於去年度同期則為492,000,000港元。上述增加乃因本集團擴充業務規模所致。

本集團認為人才對業務之持續發展及盈利能力至為重要,並一直致力提升所有員工之質素、工作能力及技術水平。為此,本集團向全體員工提供與職務相關之培訓。

本集團繼續提供理想薪酬,並根據集團整體表現與個別員工表現向合資格員工酌情發放優先購股權及花紅。

展望

展望二零零四年度下半年,本集團有充份理由對保持業務強勁增長勢頭深具信心。創科實業將繼續擴大產品種類,同時透過旗下知名品牌為客戶提供更廣泛系列之優質和創新產品。

電動工具業務將可受惠於Ryobi在各市場快將推出之新款電動工具。此外,隨著RIDGID®品牌現已在市場上穩佔一席位,預期下半年度會進一步拓展專業級電動工具市場時,此項業務應可取得更強勁增長。

戶外園藝電動工具方面,在Ryobi和Homelite兩個品牌之基礎上,本集團將繼續加強產品平台,確保推出種類更多元化之產品以迎合更廣泛之客戶層面。

地板護理產品方面,透過在零售渠道銷售新產品,配合更強而有力之市場推廣,將可推動Dirt Devil之營業收入上升。藉著擴大產品系列,鞏固客戶關係及加強宣傳以增加品牌知名度,Vax可望保持理想表現。本集團不斷拓展地板護理產品業務之餘,提升營運效率及推行減省成本措施將對利潤產生利好影響。

太陽能照明、激光儀及電子量度儀業務方面,各類產品及市場之銷售額均預期會有所增長。此項業務將繼續擴大新開發之發光二極體產品系列,同時加快開發及推出新顯示器電子工具與激光儀。此外,本集團將投入資源開發革命性之太陽能專利技術,確保創新產品源源不絕地流入市場。

總括而言,創科實業具有利條件可望於二零零四年取得高增長之業績。儘管經濟前景欠明朗,根據過往經驗,本集團之業務並不太受進度變化之影響。本集團之業務擴展勢頭將由更多元化之產品及市場所帶動。除專注於核心業務外,本集團亦把握機會開拓仍未充份發揮潛力之產品類別。本集團之業務保持增長,將使消費用戶與股東同告受惠。

審核委員會

審核委員會之成員包括大部份獨立非執行董事。審核委員會已和管理層審閱本集團所採用之會計政策及慣例,並曾商討內部監控及財務申報事宜,包括審閱截至二零零四年六月三十日止六個月之未經審核中期財務報表。

符合最佳應用守則

據本公司之董事所知,並無任何資料可合理地顯示本公司目前並無遵守或於本期間內任何時間並無遵守香港聯合交易所有限公司制訂之上市規則附錄十四內所載之最佳應用守則。

購買、出售或贖回股份

本公司或其任何附屬公司於期內概無購買、出售或贖回本公司之股份。

暫停辦理股東登記手續

本公司將於二零零四年九月十三日(星期一)至二零零四年九月十七日(星期五)(包括首尾兩天在內)期間暫停辦理股東登記手續。股東如欲獲派中期股息,須於二零零四年九月十日(星期五)下午四時前將所有過戶文件連同有關股票,送交本公司之股份過戶登記處秘書商業服務有限公司,地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

在網站登載中期業績

根據上市規則附錄十六第46(1)至46(6)段規定須予披露之財務資料,將於稍後時間在香港聯合交易所有限公司之網站www.hkex.com.hk及創科實業之網站www.ttigroup.com登載。

董事會

於本公佈日期,本公司之董事會包括五位執行董事:Horst Julius Pudwill先生、鍾志平先生、陳建華先生、陳志聰先生及漢上敏夫博士;以及三位獨立非執行董事:張定球先生、Joel Arthur Schleicher先生及Christopher Patrick Langley先生。

承董事會命
主席兼行政總裁
Horst Julius Pudwill

香港,二零零四年八月十二日

業績概要

簡明綜合收入報表(未經審核)
截至二零零四年六月三十日止六個月

	附註	2004 千港元	2003 千港元
營業額	2	6,724,115	4,814,649
銷售成本		(4,720,044)	(3,519,725)
毛利總額		2,004,071	1,294,924
其他經營收入		14,074	33,377
利息收入		22,155	5,361
銷售、分銷、宣傳及保用費用		(693,737)	(474,426)
行政費用		(762,714)	(496,323)
研究及開發費用		(164,759)	(69,842)
經營溢利	3	419,090	293,071
財務成本		[illegible]	(38,990)
未計應佔聯營公司業績及稅項前溢利		360,388	254,081
應佔聯營公司業績		(626)	187
除稅前溢利		359,762	254,268
稅項	4	(42,677)	(30,437)
未計少數股東權益前溢利		317,085	223,831
少數股東權益		(18,227)	(13,008)
本期間溢利		298,858	210,823
股息	6	(118,444)	(65,388)
每股盈利	7		
基本		22.49仙	16.28仙
攤薄後		21.78仙	15.91仙

簡明綜合資產負債表

	2004年6月30日 千港元 (未經審核)	2003年12月31日 千港元 (經審核)
資產		
非流動資產		
物業、廠房及設備	863,915	904,356
商譽	635,580	652,760
負商譽	(31,023)	(33,175)
無形資產	178,669	25,154
於聯營公司應佔資產值	132,124	118,394
證券投資	38,608	41,419
遞延稅項資產	300,706	273,937
其他資產	1,195	1,195
	2,119,774	1,984,040
流動資產		
存貨	2,539,274	2,491,650
銷售賬款及其他應收賬	1,579,099	2,197,789
訂金及預付款項	328,424	293,408
應收票據	122,984	36,409
證券投資	5,635	5,575
可退回稅款	1,123	51,274
聯營公司銷售賬款	40	48
銀行結存、存款及現金	1,970,998	2,586,075
	6,547,577	7,662,228
流動負債		
採購賬款、應付票據及其他應付賬	3,427,325	4,894,161
保用撥備	183,122	208,552
聯營公司採購賬款	9,319	3,230
應繳稅項	108,165	68,114
應派股息	118,444	—
融資租約之承擔 — 於一年內到期	2,988	5,485
借款 — 於一年內到期	549,011	497,975
	4,398,374	5,677,517
流動資產淨值	2,149,203	1,984,711
資產總值減流動負債	4,268,977	3,968,751
股本與儲備		
股本	133,663	132,497
儲備	2,614,167	2,380,387
	2,747,830	2,512,884
少數股東權益	64,601	46,374
非流動負債		
融資租約之承擔 — 於一年後到期	3,148	14,261
借款 — 於一年後到期	1,405,489	1,348,497
遞延稅項負債	47,909	46,735
	1,456,546	1,409,493
	4,268,977	3,968,751

財務報表附註(未經審核)

1. **編製賬目基準**

本集團之未經審核中期業績乃按照香港會計師公會頒佈之會計實務準則第25號「中期財務報告」,並根據與截至二零零三年十二月三十一日止年度之賬目及財務報表中所採納之會計政策保持一致之基準而編製。

若干比較數字已重新歸類以符合本期間之列賬形式。

2. **業務及市場分析資料**

	營業額 2004 千港元	營業額 2003 千港元	分類業績 2004 千港元	分類業績 2003 千港元
	截至六月三十日止六個月			
以主要業務劃分:				
製造及經銷				
電動工具產品	4,711,892	3,467,171	294,282	198,682
地板護理產品	1,717,292	1,121,715	80,457	58,135
太陽能照明、激光儀及電子量度儀	294,931	225,763	59,379	41,698
	6,724,115	4,814,649	434,118	298,515
商譽攤銷			(17,180)	(7,596)
負商譽撥回收入			2,152	2,152
對經營溢利之貢獻			419,090	293,071
以地域市場劃分:				
北美洲	5,259,245	3,784,207	366,423	236,667
歐洲	1,084,364	766,976	66,244	45,095
其他國家	380,506	263,466	1,451	16,753
	6,724,115	4,814,649	434,118	298,515
商譽攤銷			(17,180)	(7,596)
負商譽撥回收入			2,152	2,152
對經營溢利之貢獻			419,090	293,071

3. **經營溢利**

	截至六月三十日止六個月 2004 千港元	2003 千港元
經營溢利已扣除(計入)下列各項:		
物業、廠房及設備折舊及攤銷	160,746	137,085
無形資產攤銷	4,597	2,531
商譽攤銷	17,180	7,596
負商譽撥回收入	(2,152)	(2,152)
員工成本	646,596	492,411

4. **稅項**

	截至六月三十日止六個月 2004 千港元	2003 千港元
稅項支出總額包括:		
按本期間之估計應課稅溢利以17.5%稅率計算之香港利得稅	33,531	23,009
海外稅項	14,501	7,266
遞延稅項	(5,355)	162
	42,677	30,437

其他司法權區之稅項按有關地區之適用稅率計算。

遞延稅項按預計於償還負債或變賣資產期間之適用稅率撥備。

5. **股份拆細**

於二零零四年五月二十八日,本公司之股東通過普通決議案批准將本公司之法定股本增加(「增加股本」)至240,000,000港元,並將法定股本中每股面值0.20港元之已發行及未發行股份拆細(「股份拆細」)為每股面值0.10港元之普通股兩股。增加股本及股份拆細已分別於二零零四年五月二十八日及三十一日生效。

6. **股息**

每股現有股份宣派之二零零三年度末期股息17.75港仙及派發之二零零三年度中期股息7.25港仙,已分別調整為每股拆細股份8.875港仙及3.625港仙。

7. **每股盈利**

基本及攤薄後之每股盈利乃根據以下數據計算:

	截至六月三十日止六個月 2004 千港元	2003 千港元
用作計算基本及攤薄後每股盈利之盈利:		
本期間溢利	298,858	210,823
用作計算基本每股盈利之普通股加權平均數	1,328,955,297	1,295,481,764
普通股可能產生之攤薄影響:		
優先認股權	43,371,852	29,424,128
用作計算攤薄後每股盈利之普通股加權平均數	1,372,327,149	1,324,905,892

每股盈利及普通股加權平均數之比較數額已就本期間本公司股份拆細之影響作出調整。

香港新界青山道388號中國染廠大廈24樓 電話:(852) 2402 6888 傳真:(852) 2413 5971
網址:www.ttigroup.com



联华超市股份有限公司
LIANHUA SUPERMARKET HOLDINGS CO., LTD.

(在中華人民共和國註冊成立的股份有限公司)
(股份代號：00980)

臨時股東大會通知

茲通告於二零零四年九月三十日星期四下午二時正在中華人民共和國上海市四川北路1666號15樓會議室舉行聯華超市股份有限公司(「公司」)臨時股東大會(「臨時股東大會」)，以審議並通過(如認為適宜)下列決議案：

特別決議案

1. 審議及批准刪除公司章程第15條第2款，並以下列條款替代：
「公司的經營範圍為：超市行業的網點拓展和商品銷售(除專項許可以外)交家電、食品、煙酒零售、水產品、副食品、農副產品收購，從事與超級市場相關商品的加工、分級、包裝、配送、餐飲、保險代理以及諮詢服務等便民服務。附設分支機構(包括招租、招商)。」

2. 審議及批准刪除公司章程第95條，並以下列條款替代：
「公司設董事會，董事會由12名董事組成，其中4名為執行董事，5名為非執行董事，3名為獨立非執行董事。董事會設董事長一人，副董事長一人。」

一般決議案

3. 審議及批准任命公司董事會提名的蔡蘭英女士為公司之執行董事。
蔡蘭英女士，51歲，高級經濟師，現任本公司副總經理兼杭州聯華華商集團有限公司董事長，全面負責浙江地區營運管理工作。蔡女士於一九六九年畢業於杭州商業技工學校，獲大專文憑，主修副食品，並在中央黨校函授學院進修經濟課程。蔡女士於零售業積累逾三十五年經驗。蔡女士為杭州華商集團有限公司之創辦成員之一，曾任總經理；二零零二年七月獲委任為杭州聯華華商集團有限公司董事長。蔡女士曾於一九九零年榮獲「浙江省優秀企業家」稱號。

4. 審議及批准任命公司董事會提名的夏大慰先生為公司之獨立非執行董事。
夏大慰先生，51歲，博士生導師。現任上海國家會計學院院長，APEC金融與發展項目執行秘書處秘書長。此外，夏先生現任中國工業經濟研究與開發促進會副會長，中國會計學會副會長，中國工業經濟聯合會學術委員會委員，復旦大學經濟學院中國經濟研究中心兼職研究員，復旦大學管理學院兼職教授，上海市工業經濟專業研究委員會主任委員，上海證券交易所上市公司專家委員會委員等職務。
夏先生於一九八五年畢業於上海財經大學工業經濟系獲經濟學碩士學位，自一九九三年起曾先後擔任上海財經大學商傳國際工商管理學院院長，校長助理，副校長，常務副校長等職務，一九九四年晉升為教授。夏先生長期從事產業經濟與企業管理的研究，在該領域內研究頗豐，造詣深厚。

5. 審議及批准授權本公司薪酬委員會決定蔡蘭英女士及夏大慰先生之薪酬並授權本公司董事長簽訂委任彼等為公司董事的相關法律文件。

6. 批准宣佈及派發截至二零零四年六月三十日止六個月的中期股息每股本公司普通股人民幣0.05元。

承董事會命
聯華超市股份有限公司
王鍵　萬仲盈
聯席公司秘書

上海
二零零四年八月十二日

附註：

1. 公司股東注意，根據本公司公司章程，由二零零四年八月三十日至二零零四年九月三十日(包括首尾兩天)，公司股東名冊將暫停辦理本公司股份過戶登記手續。凡持有本公司股份，並於二零零四年八月三十日登記在冊的本公司股東，有權出席公司的臨時股東大會並投票表決，以及符合收取中期股息的資格。公司股東應在二零零四年八月二十七日下午四時或此前將其轉讓文件連同有關股權證書提交公司H股過戶登記處，即香港中央證券登記有限公司：香港灣仔皇后大道東183號合和中心1712-16室，以便將其姓名登記於股東名冊。
2. 凡有權出席臨時股東大會並有權表決的股東均有權委任一名或多名代表(不論是否為公司股東)，代表其出席並於會上表決投票。
3. 如公司股東委任多名代表，其代表僅可在會上以記名投票方式表決。
4. 公司股東的代表委任書(若該代表委任書由他人根據授權書或其他授權文件改變委託人簽署，連同該等授權書或其他授權文件，或經公證人簽署證明的該等授權書或其他授權文件之副本)必須於召開臨時股東大會24小時之前送達公司，方為有效。
5. 擬出席臨時股東大會的公司股東須在二零零四年九月十日或之前將出席預約書送回公司，填妥並送回代表委任書及出席預約書並不妨礙股東出席臨時股東大會並在會上表決的權力。
6. 本公司H股股東須將代表委任書(若該代表委任書由他人根據授權書或其他授權文件改變委託人簽署，連同該等授權書或其他授權文件，或經公證人簽署證明的該等授權書或其他授權文件之副本)以及出席預約書送達公司H股過戶登記處，即香港中央證券登記有限公司：香港灣仔皇后大道東183號合和中心19樓1901-05室。
7. 本公司內資股及／或非上市外資股股東須將代表委任書(若該代表委任書由他人根據授權書或其他授權文件改變委託人簽署，連同該等授權書或其他授權文件，或經公證人簽署證明的該等授權書或其他授權文件之副本)以及出席預約書送達公司註冊地址的辦事處。公司詳細註冊地址為：
中華人民共和國上海市四川北路1666號11樓至15樓

預計臨時股東大會大約為時半小時。出席臨時股東大會的股東及代表須自費承擔交通及住宿費用。

於本公告刊發日期，本公司董事為：

王宗南、良威、徐苓苓、呂明方、朱家駿、木島綱雄、施祖琪、王德雄、李國明*、張暉明*

* *獨立非執行董事*

循道衛理中心
賣旗籌款收支帳
(賣旗日：二零零四年五月二十六日)

收入	
街頭賣旗收入	$914,699.40
各學金旗捐款(截至31/7/2004)	$299,120.90
捐款	$11,750.00
銀行利息	$5.63
	$1,225,575.93
支出	
設計	[illegible]
旗紙	[illegible]
宣傳費	$1,700.00
印刷及文具	$7,938.00
義工飲品	$4,502.40
郵費	$2,437.00
交通費	[illegible]
行政費	$5,000.00
保險	$1,750.00
廣告費	[illegible]
	$70,015.50
收支比例結餘	[illegible]

主席：[illegible]　司庫：[illegible]　總幹事：[illegible]

審閱報告書

致循道衛理中心管理委員會

我們已依照香港會計師公會頒佈的實務說明第830號「若干目的審查事項」進行受方協定程序，謹就循道衛理中心於二零零四年五月二十六日舉行的慈善賣旗籌款活動的收支帳(以下簡稱「收支帳」)，我們僅就上述目的而作出本報告書，其與循道衛理中心具體事務無關。我們已進行的受方協定程序和審閱，並不等同審計，因此，絕不可引述作為審計意見。

本報告書的用途

本報告書只供循道衛理中心用以遵行香港特別行政區政府社會福利署公開籌款許可證內所載的條件。

實際結果

根據已進行的受方協定程序之結果：

甲：我們證實

(1) 隨附的收支帳是根據循道衛理中心向我們提供的帳簿和紀錄而編製；和

(2) 隨附的收支帳反映之慈善賣旗籌款活動籌得的款項總額，已悉數存入循道衛理中心名下的銀行帳戶內；和

乙：我們並無察覺任何事項，足以顯示隨附的收支帳沒有完全反映上述慈善籌款活動所收取的所有款項和從中扣除的支出。

[illegible]會計師事務所
香港執業會計師
香港
二零零四年八月六日

首富國際投資有限公司
(於開曼群島註冊成立之有限公司)
(股份代號：204)

於二零零四年七月三十一日，本公司每股股份之未經審核綜合資產淨值約為0.08港元。

香港，二零零四年八月十二日

第一亞洲資本投資有限公司
(於開曼群島註冊成立的有限公司)
(股份代號：1227)

於二零零四年七月三十一日，本公司每股股份之未經審核綜合資產淨值約為0.12港元。

香港，二零零四年八月十二日

於本公佈日期，本公司執行董事為利仕鵬先生、吳子惠先生及譚威強先生。本公司獨立非執行董事為周雲海先生及許永生先生。

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHINAGAS 中國燃氣

CHINA GAS HOLDINGS LIMITED
中國燃氣控股有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：384)

主要及關連交易：
於二零零四年八月十二日舉行股東特別大會之結果

董事會謹此宣佈股東特別大會已於二零零四年八月十二日舉行，而有關批准關於收購淮南中燃城市燃氣發展有限公司30%股權之股份出讓協議及據此所涉及之交易之普通決議案乃以點票方式獲正式通過。

謹此提述本公司就收購事項而於二零零四年五月二十四日發表之報章公佈及於二零零四年七月九日刊發之通函(「該通函」)。除另有所指外，本公佈所用詞彙應與該通函所界定者具相同涵義。

股東特別大會之結果

誠如日期為二零零四年七月九日之股東特別大會通告所載，關於收購淮南中燃城市燃氣發展有限公司30%股權之股份出讓協議及據此所涉及之交易之普通決議案已於股東特別大會上提呈，以供考慮並酌情通過。

該決議案乃以點票方式投票。本公司之股份過戶登記處香港中央證券登記有限公司已獲委任，作為股東特別大會上投票時之監票人。

誠如該通函所述，淮南中燃及其聯繫人士原應於股東特別大會上放棄投票權。於股東特別大會舉行日期，淮南中燃及其聯繫人士並無持有本公司任何股份權益。因此，概無股東於股東特別大會上放棄投票權。

於股東特別大會舉行日期，已發行股份總數為1,754,151,765股。獨立股東持有1,754,151,765股股份，有權出席股東特別大會並於會上投票贊成或反對該決議案。

於股東特別大會上投票之結果如下：

決議案	股份數目(%) 贊成	反對
1. 批准關於收購淮南中燃城市燃氣發展有限公司30%股權之股份出讓協議及據此所涉及之交易	667,754,585 (100%)	無 (無)

因此，該決議案已於股東特別大會上以點票方式獲正式通過。

承董事會命
中國燃氣控股有限公司
董事總經理
劉明輝

香港，二零零四年八月十二日

* *僅供識別*

於本公佈刊發日期，李小雲先生、徐鷹先生、劉明輝先生、馬金龍先生及朱偉偉先生為執行董事，吳邦杰先生為非執行董事，而趙玉華先生、毛二萬博士及黃倩如女士則為獨立非執行董事。



招商局中國基金有限公司
(根據公司條例在香港註冊成立)
(股份代號：133)

本公司於二零零四年七月三十一日之未經審核每股資產淨值為1.022美元(7.969港元)。

香港，二零零四年八月十三日

於本通告日期，本公司董事會總共有十一名董事。當中有五名執行董事，分別是傅育寧博士、黃大展博士、諸立力先生、周語菡女士及謝如傑先生；及三名非執行董事，分別是王幸東先生、闕達中先生及邱鎮康先生；及三名獨立非執行董事，分別是李國寶博士、古盈熙先生及潘國源先生。此外，簡家宜女士是諸立力先生之候補董事，李繼昌先生是李國寶博士之候補董事，陳軍興先生是邱鎮康先生之候補董事。



HOP HING HOLDINGS LIMITED
合興集團有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：47)

截至二零零四年六月三十日止六個月之中期業績

合興集團有限公司(「本公司」)董事會(「董事會」)謹此提呈本公司及其附屬公司(「本集團」)截至二零零四年六月三十日止六個月之未經審核簡明綜合業績及有關比較數字。

中期財務報告未經審核，惟已由本公司審核委員會及本公司核數師審閱。

簡明綜合損益表

	附註	未經審核 截至六月三十日止六個月 二零零四年 港幣千元	二零零三年 港幣千元
營業額	2	214,677	168,896
已售存貨及提供服務之直接成本		(172,308)	(124,560)
其他生產及服務成本(包括折舊港幣12,665,000元(二零零三年：港幣13,368,000元))		(21,219)	(23,380)
銷售及分銷成本		(6,315)	(9,104)
一般及行政費用		(15,369)	(22,826)
經營虧損	3	(534)	(10,974)
融資成本淨額	4	(7,377)	(8,137)
應佔共同控制企業溢利／(虧損)		1,493	(425)
除稅前虧損		(6,418)	(19,536)
稅項	5	(849)	(1,040)
未計少數股東權益前虧損		(7,267)	(20,576)
少數股東權益		(273)	47
股東應佔虧損淨額		(7,540)	(20,529)
每股虧損(港仙)	6		
－基本		(1.84)	(5.02)
－攤薄		不適用	不適用

簡明綜合財務報告附註

1. **主要會計政策**

本中期財務報告乃根據香港會計師公會頒佈之會計實務準則(「會計實務準則」)第25號「中期財務報告」而編製。

編製本中期財務報告所採納之會計政策及編製基準與本集團截至二零零三年十二月三十一日止年度之全年財務報告所採用者一致。

商標

[illegible]

(i) 本集團於一九八八年收購之商標歷史悠久，其中部份更可追溯至三十年代，並將繼續長期使用。獨立專業估值師西門(遠東)有限公司已對本集團之商標進行估值，並確認於二零零三年十二月三十一日該等商標之市值超逾賬面值；及

(ii) 本集團已動用及有意繼續動用龐大廣告及宣傳費用，以維持及提高商標及品牌之市值，而該等廣告及宣傳費用均於動用時自損益賬扣除。

[illegible]

2. **營業額及分類資料**

本集團之主要業務為食油及與食品相關業務。由於上述為本集團之唯一業務，故此並無呈報進一步之分析資料。

以下為本集團以地域劃分之次要分類資料：

	中國內地 未經審核 截至六月三十日止六個月 二零零四年 港幣千元	二零零三年 港幣千元	香港 未經審核 截至六月三十日止六個月 二零零四年 港幣千元	二零零三年 港幣千元	綜合 未經審核 截至六月三十日止六個月 二零零四年 港幣千元	二零零三年 港幣千元
來自外界客戶營業額	154,751	100,270	59,926	68,626	214,677	168,896

3. **經營虧損**

本集團經營虧損已扣除：

	未經審核 截至六月三十日止六個月 二零零四年 港幣千元	二零零三年 港幣千元
已售存貨之成本	170,792	123,180

4. **融資成本淨額**

	未經審核 截至六月三十日止六個月 二零零四年 港幣千元	二零零三年 港幣千元
銀行借貸利息	7,565	8,276
須於五年內悉數償還之其他貸款之利息	67	69
融資成本總額	7,632	8,345
減：利息收入	(255)	(208)
	7,377	8,137

5. **稅項**

香港利得稅乃根據期內在香港賺取之估計應課稅溢利按稅率17.5%(二零零三年：17.5%)作出撥備。海外稅項(如有需要)乃根據適用稅率作出撥備。

	未經審核 截至六月三十日止六個月 二零零四年 港幣千元	二零零三年 港幣千元
損益賬之稅項指：		
香港利得稅撥備	891	752
其他地區稅項撥備	100	218
	991	970
遞延稅項	(402)	(41)
	589	929
應佔香港共同控制企業稅項	260	111
	849	1,040

註：本集團已收到香港稅務局就本集團來自專利費收入之應課稅溢利之評稅通知書，本集團正在提出反對。

6. **每股虧損**

(a) 每股基本虧損

每股基本虧損乃根據期內股東應佔淨虧損港幣7,540,000元(二零零三年：港幣20,529,000元)及期內已發行股份之加權平均數409,172,918股(二零零三年：409,130,246股)計算。

(b) 每股攤薄虧損

由於兩段期間尚未行使購股權及認股權證對每股基本虧損具反攤薄影響，故此並無呈列該兩段期間之每股攤薄虧損。

7. **或然負債**

於二零零四年六月三十日，有關本集團為其共同控制企業所動用之銀行融資而給予銀行之擔保之未經審核或然負債為港幣37,777,000元(二零零三年十二月三十一日：港幣45,544,000元)。

8. **資產抵押**

於二零零四年六月三十日，本集團賬面值合共約港幣301,601,000元(二零零三年十二月三十一日：港幣309,409,000元)之投資物業、若干租賃土地及樓宇及若干廠房及機器及本集團之現金存款約港幣5,987,000元(二零零三年十二月三十一日：港幣6,149,000元)，均已抵押予銀行以取得銀行信貸。此外，已抵押賬面淨值約港幣2,293,000元(二零零三年十二月三十一日：港幣2,293,000元)之若干存貨，以取得若干其他貸款。

核數師之獨立審閱報告概要

核數師就本集團截至二零零四年六月三十日止六個月期間之財務報告之審閱報告中載有一項有關本集團商標會計處理之經修訂結論。以下為核數師審閱報告摘要：

商標之會計處理

簡明綜合資產負債表已計入按成本入賬但無攤銷之商標港幣122,599,000元。根據會計實務準則第29號「無形資產」，該等商標須按其最佳估計之可使用年期攤銷。然而，按中期財務報告附註1「商標」所詳述之理由，董事認為毋須作出攤銷。由於吾等未能衡量商標之估計可使用年期，故此無法確定不遵循會計實務準則第29號對本集團於二零零四年六月三十日資產淨值及截至該日止六個月虧損之影響，包括可能須作出之任何過往期間調整。

基於上述因素，吾等先前已修訂截至二零零三年六月三十日止六個月之審閱結論及於截至二零零三年十二月三十一日止年度作出保留意見。

經修訂審閱結論

除倘若因攤銷商標而須作出必要之調整外，根據吾等之審閱工作(並非審核)，就吾等所知，截至二零零四年六月三十日止六個月之中期財務報告毋須作出任何重大修訂。

業務回顧及展望

截至二零零四年六月三十日止六個月，股東應佔虧損淨額為港幣7,500,000元，與去年同期虧損淨額港幣20,500,000元比較，改善逾63%。期內每股虧損為1.84仙(二零零三年：每股虧損5.02仙)。

扣除利息、稅項、折舊及攤銷前盈利(EBITDA)為港幣13,600,000元，較二零零三年上半年錄得之港幣2,000,000元升幅近六倍。

股息

董事不建議就截至二零零四年六月三十日止六個月派發任何中期股息(二零零三年：無)。

業務回顧

自上年度起，本集團已貫行將重點集中於華南地區之策略。此外，本集團繼續為提高效率、縮減成本及管理營運資金而不懈努力，並繼續對食油採購實施嚴格風險管理。因此，二零零四年上半年之員工成本較二零零三年同期削減23%至港幣15,300,000元。存貨、應收賬款及其他應收款均大幅減少，約百分之九十之應收賬款在本集團之一般信用政策期內。

本集團中港兩地之業績表現，相對二零零三年上半年均大有改善。

在香港，市場競爭依然激烈，而原材料價格不時波動，對利潤構成挑戰。本集團之旗艦品牌獅球嘜連續五年榮膺續者文摘超級品牌金獎。

在中國，本集團之華南策略開始取得成績，自去年下半年起，其扣除利息、稅項、折舊及攤銷前盈利(EBITDA)為正數並有明顯改善。

財務回顧

股本

於二零零四年六月三十日已發行409,180,938股(二零零三年十二月三十一日：409,152,938股)每股面值港幣0.10元股份。於回顧期間，本公司股本因28,000份本公司認股權證獲行使而增加28,000股。於二零零四年六月三十日，本公司有81,754,687份認股權證尚未行使，每份認股權證附帶權利可於截至二零零五年四月三十日前隨時按初步認購價每股港幣0.27元認購合共81,754,687股本公司每股面值港幣0.10元新股份。

期內，本公司於二零零零年六月三十日採納之購股權計劃(「舊計劃」)已予以終止。本公司已於二零零四年六月二十五日舉行之股東特別大會上採納新購股權計劃(其規則符合香港聯合交易所有限公司新頒佈之上市規則)。根據舊計劃已授出而於二零零四年六月二十五日未獲行使之購股權於其各自之屆滿日期前(包括該日)仍可行使。截至本期結算日，授予若干合資格僱員可認購23,492,677股本公司股份之購股權尚未行使。尚未行使之購股權詳情載於中期財務報告「購股權計劃」一節。

流動資金及負債比率

本集團之資金政策為以內部產生之現金及銀行融資撥其業務營運所需。

於結算日，本集團之銀行借貸總額減已抵押現金存款為港幣293,500,000元(二零零三年十二月三十一日：港幣303,000,000元)。於銀行借貸總額中，港幣56,600,000元須於一年內償還，餘額須於兩至五年內償還。於二零零四年六月三十日，本集團之負債比率(即長期銀行借貸除以股東資金及長期借貸之百分比)為37.0%(二零零三年十二月三十一日：37.8%)。

期內之利息開支淨額為港幣7,400,000元(二零零三年：港幣8,100,000元)。是項減幅主要歸因於回顧期間償還銀行貸款及利率下調所致。

本集團之銀行借貸為港幣及人民幣借貸，而本集團繼續採用以外幣資產對沖外幣負債之政策。

酬金政策及購股權計劃

酬金包括薪金及按僱員工作表現派發之花紅。於回顧期間本集團支付僱員之酬金(包括退休金及董事酬金)總額為港幣15,300,000元(二零零三年：港幣19,800,000元)。於二零零四年六月三十日，本集團有346名全職及臨時僱員(二零零三年六月三十日：372名)。

根據本公司購股權計劃所授出之購股權詳情載於中期財務報告「購股權計劃」一節。

分類資料

於回顧期間，本集團之中國食油業務仍為本集團營業額之主要來源。

分類資料之詳情載於附註2。

或然負債

或然負債之詳情載於附註7。

資產抵押

資產抵押之詳情載於附註8。

展望

近期多款問題食品之報導，致使消費者尋求購買優質產品。在此方面，本集團之本地品牌(尤其是獅球嘜、駱駝嘜及廚寶)正因消費者選擇之變化而受益。

本集團現已準備就緒，加深於華南市場之滲透率及市場佔有率。與此同時，更緊密經貿關係安排(「CEPA」)創造了良好營商環境，而推廣泛珠三角地區之措施亦將為本集團等在中國佔有據點之香港公司創造了更大商機。

本集團冀望二零零四年之業績表現可較二零零三年有改善。

為協助本集團檢討業務整體架構而聘用之專業機構將繼續與董事會攜手合作。

管理層及職員

本集團謹此感謝管理層各成員及全體職員於回顧期間之努力。

審核委員會

董事會已委聘本集團外界核數師審閱截至二零零四年六月三十日止六個月之中期財務報告。本集團之外界核數師已根據香港會計師公會頒佈之核數準則第700號「中期財務報告之審閱工作」進行審閱。

本公司已根據香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載之最佳應用守則(「守則」)之規定成立審核委員會，其職責為審閱及監督本集團之財務申報程序及內部監控。審核委員會成員包括史習陶先生(委員會主席)、黃宜弘先生及張永銳先生(三位均為本公司獨立非執行董事)以及洪昭儀女士與李栢榮先生(兩位均為本公司非執行董事)。

審核委員會與管理層已審閱本集團所採用之會計準則及慣例，並討論核數、內部監控及財務匯報等事宜，其中包括審閱截至二零零四年六月三十日止六個月之中期報告。

最佳應用守則

董事認為，本公司於期內一直遵守上市規則附錄十四所載之守則，惟本公司獨立非執行董事並無根據守則第7段有指定任期，彼等須根據本公司之公司細則規定退任及重選。

上市發行人之董事進行證券交易的標準守則

本公司已採納上市規則附錄十所載上市發行人之董事進行證券交易的標準守則(「標準守則」)，作為董事進行證券交易之行為守則。經特別諮詢所有董事後，董事已遵守標準守則所規定之標準。

買賣或贖回本身上市證券

截至二零零四年六月三十日止六個月，本公司或其各附屬公司概無買賣或贖回本公司之上市證券。

刊登詳細中期業績

上市規則附錄十六第46(1)至46(6)段規定之資料稍後將於聯交所網站刊登。

承董事會命
主席
洪克協

香港，二零零四年八月十二日

於本公告日期，本公司之執行董事為廖志強先生、陳世安先生及黃星英先生；本公司之非執行董事為洪克協先生、洪昭儀女士及李栢榮先生；本公司之獨立非執行董事為黃宜弘先生、史習陶先生及張永銳先生。

* *僅供識別*

國際狙擊手索羅斯的做法就像動物世界的森林法則，專門攻擊弱者，這種做法往往能夠百戰百勝。」



Techtronic Industries

the growth continues

interim report 2004

corporate profile

Techtronic Industries Co. Ltd. (TTI or the Group) is a global leader in the design, manufacture and sale of home improvement products, with sales in 2003 of HK$13.18 billion (US$1.69 billion). Its principal areas of business are power tools, outdoor power equipment, floor care appliances, solar powered, laser and electronic measuring products.

TTI maintains an expanding stable of well-established and fast-growing brands, including Ryobi® power tools, Ryobi® and Homelite® outdoor power equipment and Royal®, Dirt Devil®, Regina® and Vax® floor care appliances.

These branded products are sold in close collaboration with many of the world's major retailers in North America, Europe and Australasia.

TTI is the preferred partner of other leading home improvement brands. For retailers, TTI offers a comprehensive service to produce a complete product range sold under their own private labels. For independent brands, TTI works on an original equipment and original design manufacturing (OEM/ODM) basis, providing custom solutions that include product design, engineering, manufacture, supply chain management and market support.

The Group is headquartered in Hong Kong and maintains manufacturing and research facilities in Asia and North America, as well as a customer servicing network in North America, Europe and Australasia. It employs approximately 16,300 people worldwide.

Founded in 1985, TTI has achieved consistent average revenue growth of 39% annually over the past five years. It has been listed on The Stock Exchange of Hong Kong since 1990 (HKEx: 669) and maintains a Level 1 American Depositary Receipt (ADR) programme through the Bank of New York (ADR: TTNDY). TTI has been honoured by many awards from customers, publications and other organisations.

financial highlights

for the six months period ended 30th June		2004 HK$ m		2003 HK$ m	2004 US$ m	2003 US$ m	Changes %
RESULTS							
Turnover		**6,724**		4,815	**862**	617	+39.7
Profit for the period		**299**		211	**38**	27	+41.8
Earnings per share, basic (HK / US cents)		**22.49**		16.28	**2.88**	2.09	+38.2
Interim dividend per share (HK / US cents)		**4.500**		3.625	**0.577**	0.465	+24.1
FINANCIAL POSITION							
Shareholders' fund		**2,748**		2,513*	**352**	322*	+9.3
Book value per share (HK$ / US$)		**2.06**		1.90*	**0.26**	0.24*	+8.4
Gearing ratio		**Net Cash**		Net Cash*	**Net Cash**	Net Cash*	N/A
TURNOVER BY PRINCIPAL ACTIVITY							
Power equipment products	**4,712**	**70%**	3,467	72%	**604**	444	+35.9
Floor care appliances	**1,717**	**26%**	1,122	23%	**220**	144	+53.1
Solar powered, laser and electronic measuring products	**295**	**4%**	226	5%	**38**	29	+30.6
TURNOVER BY GEOGRAPHICAL MARKET LOCATION							
North America	**5,259**	**78%**	3,784	79%	**674**	485	+39.0
Europe	**1,084**	**16%**	767	16%	**139**	98	+41.4
Other countries	**381**	**6%**	264	5%	**49**	34	+44.4

* as at 31st December, 2003

management's discussion and analysis

TTI continued to deliver record results with strong performance across all divisions in the first half of 2004. Total Group turnover for the period under review was HK$6,724 million, an increase of 39.7% over the same period of 2003. Net profit rose by 41.8% to HK$299 million. Earnings per share grew 38.2% to HK22.49 cents. The Directors recommend an interim dividend of HK4.500 cents, as compared with HK3.625 cents at the interim of 2003 when adjusted for the stock split.

We recorded high double-digit revenue growth across all lines of business and in all geographic markets. This, again, demonstrates the Group's leading position in the home improvement industry. Our success has been driven by our ability to deliver innovative new products and high impact marketing programmes, capitalising on TTI's stable of well-recognised brands and providing our customers with high quality products and services.

During the six months under review, we had two major business developments. Firstly, we have added and integrated the Ryobi brand for the outdoor power equipment category in North America into our operations. Secondly, following the success of the initial launch of the RIDGID® line in the fourth quarter of 2003, the Group, in collaboration with The Home Depot (the world's largest home improvement specialty retailer), has continued the marketing efforts and achieved further penetration of the professional power tool category.

We improved our gross margin despite pressure from rising raw material prices, by further rationalising our operations, leveraging our economies of scale and centralising key group-wide purchasing functions. Net margin was comparable to last year despite higher amortisation on goodwill associated with the purchase of the Royal Appliance Mfg. Co. (Royal).

TTI's balance sheet continues to reflect significant liquidity and a strong capital base. In June 2004, we have announced the issue of US$140 million five year Zero Coupon Convertible Bonds, which was well received by a broad range of investors. Our solid financial position will enable us to invest in future growth.

BUSINESS REVIEW

Power Equipment Products

Turnover for the power equipment products division increased by a robust 35.9% over the same period of 2003 to HK$4,712 million, accounting for 70.1% of Group turnover. Growth was seen in all key markets and all product segments, as we continued to gain market share.

In North America, our well-established Ryobi consumer power tool line continued to deliver strong organic growth, driven by value store-level service programmes with our retail partner and exciting marketing plans. The RIDGID® professional grade power tools continue to sell well on their merits of innovation, durability and quality. Both Ryobi and RIDGID® have successfully been positioned to achieve differentiation from other power tool brands. The RIDGID® tools have been recommended by a number of trade magazines as "Best Value" products. TTI has also earned a Silver 2004 Industrial Design Excellence Award (IDEA) for its design strategy used in the line of 35 RIDGID® brand professional power tools.

In Europe, we are on track in expanding our presence. All our major markets recorded strong sales and profit expansion as a result of better brand positioning and introduction of new products. In continental Europe, despite a weaker economy overall, new Ryobi branded products launched during the period were well received and allowed us to increase market presence in countries such as the United Kingdom, Germany, France, Spain and Italy. The sales expansion was also supported by improved after-sales service and the further development of the website, which has enhanced productivity by allowing on-line ordering of parts.

In the outdoor power equipment category, Homelite and Ryobi saw considerable revenue growth in North America with strong demand and improved supply chain management. Ryobi outdoor products in Europe delivered significant gains over the last year, also reflecting positive demand for the products.

Floor Care Appliances

Turnover at the floor care appliances division rose by 53.1% over the same period of last year to HK$1,717 million, accounting for 25.5% of Group turnover.

Royal continued making progress as it gained product listings at its major retail customers with new products. Benefiting from its integration with the Group, Royal has improved its cost structure in North America and streamlined the product development process. Much of these savings will be invested in marketing the powerful "Dirt Devil" brand of floor care products. The European operation continued to deliver spectacular growth, especially in Germany, rising to the number two position.

Vax also made good progress in its markets. Our UK operation delivered exceptional revenue growth as existing inventory was cleared and new models jointly developed with Royal were introduced under the Vax brand. Cost containment programmes and new unique products are positively impacting margins. In Australia, Vax gained national supplier status from its main customer and continues to meet its growth plan.

We also continued to strengthen our OEM business, which experienced rapid growth as we provided customers with well-received products and entered into new contracts with two major brand name companies.

Solar Powered, Laser and Electronic Measuring Products

Our solar powered, laser and electronic measuring products business again had an excellent half year. Turnover increased over the same period of 2003 by 30.6% to HK$295 million, accounting for 4.4% of Group turnover. Sales were driven by an expanded product offering in all categories. Our recent investment in technology is enabling the business to respond more rapidly to the market needs for innovative new products.

PRODUCTION AND LOGISTICS

The Group remained focused on improving its inventory management, with new monitoring procedures put in place. Under these efforts, the Group has been strengthening customer relationships by integrating their requirements into our ordering and forecasting systems, reducing inventory and improving productivity for both TTI and its customers.

During the first half of the year, the Group has completed the restructuring of Royal's operations, in line with the Group's overall strategy of ensuring cost-effective manufacturing. With ongoing integration programmes at Royal, this will further reduce its fixed cost base.

OUTLOOK

Looking into the second half of 2004, we have every reason to be confident that the strong growth momentum will be maintained. The Group will continue to expand its product categories. Capitalising on our brands, we will be able to offer a wider range of quality and innovative products to our customers.

Power tools will benefit from the planned introduction of new Ryobi tools in all geographic markets. In addition, with RIDGID® now firmly positioned in the marketplace, we anticipate even stronger growth during the second half of the year as we expand further in the professional power tools segment.

In outdoor power equipment, having both the Ryobi and Homelite brands, we will continue to strengthen our product platform, ensuring a wider range of products to a much broader customer base.

In floor care products, Dirt Devil will drive revenues through new product placements at retail, supported by stronger marketing efforts. We expect Vax to continue its excellent performance, as we extend the product range, deepen customer relationships and increase advertising to promote brand awareness. While we continue to grow our business in floor care, efficiency gains and cost reduction efforts will positively impact margins.

For the solar powered, laser and electronic measuring business, we expect sales growth in all product segments and markets. The division will continue to expand by increasing its product offerings in new infant care products, while accelerating the development and launch of new electronic hand tools and laser tools. In addition, we will invest in revolutionary patented technology for the solar category to ensure continued flow of innovative products to the market.

In summary, TTI is well positioned to deliver high growth for 2004. Despite the economic uncertainties, experience shows that our businesses are largely resilient to changes in housing construction activities. Our expansion momentum will be driven by further product and market diversification. While maintaining our focus on our core businesses, we will seize opportunities to expand into segments of these markets where the Group can unlock their potential. The consumer and our shareholders stand to benefit as the growth continues.

financial review

Results Analysis

The Group reported a revenue growth of 39.7% for the period under review to HK$6,724 million, contributed by strong organic growth of all business units and major markets. Profit for the period increased by 41.8% to HK$299 million. Earnings per share increased by 38.2% to HK22.49 cents.

Gross margin improved from 26.9% in the first six months of 2003 to 29.8% for the period under review. The improvement was the result of favourable product mix, combined with the Group's ability to leverage the expanded volume of business and new markets. When compared to the 29.6% gross margin reported for the full year 2003, the margin also improved, demonstrating that our overall margins have not been affected by the increase in various raw material and component costs since the fourth quarter of 2003.

The Group's own brand business continued to expand, its sales contribution increasing from 59.0% to 74.1% in the first half of 2004, representing an increase of 75.2%. As a result, selling, distribution, advertising and warranty expenses as a percentage of Group turnover increased from 9.9% to 10.3%.

To maintain the growth momentum, the Group continued to make investments in the design and development of innovative, high quality products. For the six months under review, the Group spent HK$165 million or 2.5% of Group turnover on the design and development of new products, as compared to 1.5% reported last year. The rise in administrative expenses was due to the higher amortisation of goodwill associated with the purchase of the Royal operation, as well as an increase in staff costs, following the Group's strategy to improve the quality of its management resources.

Liquidity and Financial Resources

The Group's working capital position remained healthy. As at 30th June, 2004, net current assets stood at HK$2.15 billion as compared to HK$1.62 billion as at 30th June, 2003 and HK$1.98 billion as at 31st December, 2003. The Group's working capital requirement is normally higher in the first half year as it prepares for the peak shipment period in the second half. As the Group's cash flow generating capacity remains strong, the working capital position is expected to further improve by the end of the year.

Total inventory value only increased by 1.9% as compared to the balance as at 31st December, 2003 despite the fact that revenue increased by over 39.7%. Average inventory days was at 68 days, an improvement of 10 days when compared to inventory turnover of the same period last year. Trade receivables improved by 2 days to 48 days when compared to same period last year.

Trade and other payables were at 53 days and bills payable were at 60 days, as compared to 63 days and 55 days respectively for same period of 2003.

The Group was in a net cash position as at 30th June, 2004, as compared to a gearing level of 53.1% reported for the same date last year. The gearing ratio is expressed as a percentage of total net borrowings to total equity. Total borrowings improved from HK$2.37 billion reported last period to HK$1.96 billion for the period under review, and there was no material change in total borrowings when compared to the balance as at 31st December, 2003.

The Group's major borrowings are in US Dollars and HK Dollars. Other than the fixed interest rate Notes issued last year, borrowings are all based on LIBOR or HK best lending rates. As the majority of the Group's revenues are in US Dollars and major borrowings and payments are either in US Dollars or HK Dollars, the currency risk exposure is relatively low, since there is a natural hedging mechanism in place. The Group continues to monitor and manage its currency and interest rate exposures.

Net interest expenses for the period under review amounted to HK$37 million, an increase of only HK$3 million when compared to the same period last year. Interest coverage, expressed as a multiple of profit before interest and tax to total net interest was 10.35 times, an improvement from the 8.17 times reported for the first six months of 2003.

Capital expenditure for the period amounted to HK$124 million, and was in accordance to the Group's budget and guideline. Depreciation charges for the period under review were HK$161 million.

Issue of Zero Coupon Convertible Bonds

On 16th June, 2004 the Group announced the issue of five year Zero Coupon Convertible Bonds at par. The aggregate principal amount of the Bonds was US$140 million (approximately HK$1,092 million). The Bonds will be due in 2009 and convertible into Ordinary Shares of the Company. The initial conversion price is HK$16.56 per share, representing a premium of 38% over the closing price of the share on The Stock Exchange of Hong Kong Limited on 16th June, 2004. Assuming full conversion of the Bonds at the initial conversion price of HK$16.56 per share, the Bonds will be converted into approximately 65,922,584 shares, representing approximately 4.93% of the issued share capital of the Company as at the date of announcement and approximately 4.71% of the issued share capital of the Company as enlarged by the issue of the conversion shares. Unless previously redeemed, converted or purchased and cancelled, the company will redeem each Bond at 107.76% of its principal amount on the maturity date of 8th July, 2009. However, on or after 8th July, 2007 and prior to the maturity date, the holder of each Bond will have the right at such holder's option, to require the Company to redeem all or some only of the Bonds at 104.59% of their principal amount.

The Bond issue raised immediate funds that can be used for general corporate and working capital purposes including financing possible acquisitions and when converted will enlarge the shareholder capital base, which will facilitate the development and expansion of the Company.

The issue of the Bonds was successfully closed on 8th July, 2004.

Capital Commitment and Contingent Liabilities

As at 30th June, 2004, the capital commitment not provided for in respect of land in Dongguan, PRC amounted to approximately HK$28 million. Total capital commitment as at 30th June, 2004 amounted to HK$121 million compared to HK$89 million as at 31st December, 2003.

There are no material contingent liabilities or off balance sheet obligations other than trade bills discounted in the ordinary course of business.

Charges

None of the Group's assets are charged or subject to any encumbrance.

Human Resources

The Group employed a total of 16,294 employees (2003: 16,112 employees) in Hong Kong and overseas. Total staff costs for the period under review amounted to HK$647 million as compared to HK$492 million same period last year. The increase was due to the expansion of the Group's operations.

The Group regards human capital is vital for the Group's continuous growth and profitability and remains committed to improve the quality, competence and skills of all employees. It provides job related training to all staff.

The Group continues to offer competitive remuneration packages, discretionary share options and bonuses to eligible staff, based on the performance of the Group and the individual employee.


interim

dividend

The Directors recommend an interim dividend of HK4.500 cents per share (2003 interim dividend : HK3.625 cents). The interim dividend will be paid to shareholders listed on the register of members of the Company on 17th September, 2004. It is expected that the interim dividend will be paid on or about 30th September, 2004.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 13th September, 2004 to Friday, 17th September, 2004, both days inclusive. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Secretaries Limited, at G/F, Bank of East Asia, Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00p.m. on Friday, 10th September, 2004.

condensed consolidated income statement (unaudited)

for the six months period ended 30th June, 2004

	Notes	2004 HK$'000	2003 HK$'000	2004 US$'000 (Note 13)	2003 US$'000 (Note 13)
Turnover	2	**6,724,115**	4,814,649	**862,066**	617,263
Cost of sales		**(4,720,044)**	(3,519,725)	**(605,134)**	(451,247)
Gross profit		**2,004,071**	1,294,924	**256,932**	166,016
Other operating income		**14,074**	33,377	**1,804**	4,279
Interest income		**22,155**	5,361	**2,840**	687
Selling, distribution, advertising and warranty expenses		**(693,737)**	(474,426)	**(88,941)**	(60,824)
Administrative expenses		**(762,714)**	(496,323)	**(97,785)**	(63,631)
Research and development costs		**(164,759)**	(69,842)	**(21,123)**	(8,954)
Profit from operations	3	**419,090**	293,071	**53,727**	37,573
Finance costs		**(58,702)**	(38,990)	**(7,526)**	(4,999)
Profit before share of results of associates and taxation		**360,388**	254,081	**46,201**	32,574
Share of results of associates		**(626)**	187	**(80)**	24
Profit before taxation		**359,762**	254,268	**46,121**	32,598
Taxation	4	**(42,677)**	(30,437)	**(5,471)**	(3,902)
Profit before minority interests		**317,085**	223,831	**40,650**	28,696
Minority interests		**(18,227)**	(13,008)	**(2,337)**	(1,668)
Profit for the period		**298,858**	210,823	**38,313**	27,028
Dividend	5	**(118,444)**	(65,388)	**(15,185)**	(8,383)
Earnings per share	6				
Basic (HK / US cents)		**22.49**	16.28	**2.88**	2.09
Diluted (HK / US cents)		**21.78**	15.91	**2.79**	2.04

condensed consolidated balance sheet

as at 30th June, 2004

	Notes	30th June 2004 HK$'000 (Unaudited)	31st December 2003 HK$'000 (Audited)	30th June 2004 US$'000 (Note 13)	31st December 2003 US$'000 (Note 13)
Assets					
Non-current assets					
Property, plant and equipment		**863,915**	904,356	**110,758**	115,943
Goodwill		**635,580**	652,760	**81,485**	83,687
Negative goodwill		**(31,023)**	(33,175)	**(3,977)**	(4,253)
Intangible assets		**178,669**	25,154	**22,906**	3,225
Interests in associates		**132,124**	118,394	**16,939**	15,179
Investments in securities		**38,608**	41,419	**4,950**	5,310
Deferred tax assets		**300,706**	273,937	**38,552**	35,120
Other assets		**1,195**	1,195	**153**	153
		2,119,774	1,984,040	**271,766**	254,364
Current assets					
Inventories		**2,539,274**	2,491,650	**325,548**	319,442
Trade and other receivables	7	**1,579,099**	2,197,789	**202,449**	281,768
Deposits and prepayments		**328,424**	293,408	**42,106**	37,616
Bills receivable		**122,984**	36,409	**15,767**	4,668
Investments in securities		**5,635**	5,575	**722**	715
Tax recoverable		**1,123**	51,274	**144**	6,574
Trade receivable from associates		**40**	48	**5**	6
Bank balances, deposits and cash		**1,970,998**	2,586,075	**252,692**	331,548
		6,547,577	7,662,228	**839,433**	982,337
Current liabilities					
Trade, bills and other payables	8	**3,427,325**	4,894,161	**439,401**	627,457
Warranty provision		**183,122**	208,552	**23,477**	26,737
Trade payable to an associate		**9,319**	3,230	**1,195**	414
Tax payable		**108,165**	68,114	**13,867**	8,733
Dividend payable		**118,444**	–	**15,185**	–
Obligations under finance leases – due within one year		**2,988**	5,485	**383**	703
Borrowings – due within one year		**549,011**	497,975	**70,386**	63,843
		4,398,374	5,677,517	**563,894**	727,887
Net current assets		**2,149,203**	1,984,711	**275,539**	254,450
Total assets less current liabilities		**4,268,977**	3,968,751	**547,305**	508,814
Capital and Reserves					
Share capital	9	**133,663**	132,497	**17,136**	16,987
Reserves		**2,614,167**	2,380,387	**335,150**	305,178
		2,747,830	2,512,884	**352,286**	322,165
Minority Interests		**64,601**	46,374	**8,282**	5,945
Non-current Liabilities					
Obligations under finance leases – due after one year		**3,148**	14,261	**404**	1,828
Borrowings – due after one year		**1,405,489**	1,348,497	**180,191**	172,884
Deferred tax liabilities		**47,909**	46,735	**6,142**	5,992
		1,456,546	1,409,493	**186,737**	180,704
		4,268,977	3,968,751	**547,305**	508,814

condensed consolidated cash flow statement (unaudited)

for the six months period ended 30th June, 2004

	30th June 2004 HK$'000	30th June 2003 HK$'000	30th June 2004 US$'000 (Note 13)	30th June 2003 US$'000 (Note 13)
Net Cash used in Operating Activities	**(490,549)**	(542,771)	**(62,891)**	(69,586)
Net Cash used in Investing Activities	**(267,791)**	(897,056)	**(34,332)**	(115,007)
Net Cash from Financing Activities	**151,482**	786,548	**19,421**	100,839
Net Decrease in Cash and Cash Equivalents	**(606,858)**	(653,279)	**(77,802)**	(83,754)
Cash and Cash Equivalents at 1st January	**2,444,098**	1,753,900	**313,346**	224,859
Effect of Foreign Exchange Rate Changes	**(5,789)**	46,370	**(743)**	5,945
Cash and Cash Equivalents at 30th June	**1,831,451**	1,146,991	**234,801**	147,050
Analysis of the Balances of Cash and Cash Equivalents				
Represented by:				
Bank balances, deposits and cash	**1,970,998**	1,288,907	**252,692**	165,244
Bank overdrafts	**(139,547)**	(141,916)	**(17,891)**	(18,194)
	1,831,451	1,146,991	**234,801**	147,050

condensed statement of changes in equity (unaudited)

for the six months period ended 30th June, 2004

	Share capital HK$'000	Share premium HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1st January, 2003	129,143	613,499	(16,769)	1,102,064	1,827,937
Exchange differences on translation of overseas operations not recognised in the income statement	–	–	37,423	–	37,423
Shares issued at a premium	1,633	26,417	–	–	28,050
Profit for the period	–	–	–	210,823	210,823
Final dividend – 2002	–	–	–	(65,388)	(65,388)
At 30th June, 2003	130,776	639,916	20,654	1,247,499	2,038,845
At 1st January, 2004	132,497	672,083	45,519	1,662,785	2,512,884
Exchange differences on translation of overseas operations not recognised in the income statement	–	–	(4,237)	–	(4,237)
Shares issued at a premium	1,166	57,603	–	–	58,769
Profit for the period	–	–	–	298,858	298,858
Final dividend – 2003	–	–	–	(118,444)	(118,444)
At 30th June, 2004	**133,663**	**729,686**	**41,282**	**1,843,199**	**2,747,830**

1. **BASIS OF PREPARATION**

The unaudited interim results of the Group have been prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants on a basis consistent with the accounting policies adopted in the report and financial statements for the year ended 31st December, 2003.

Certain comparative figures have been reclassified to conform with the current period's presentation.

2. **SEGMENT INFORMATION**

	Six months period ended 30th June			
	Turnover		Segment results	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
By principal activity:				
Manufacture and trading of				
Power equipment products	**4,711,892**	3,467,171	**294,282**	198,682
Floor care appliances	**1,717,292**	1,121,715	**80,457**	58,135
Solar powered, laser and electronic measuring products	**294,931**	225,763	**59,379**	41,698
	6,724,115	4,814,649	**434,118**	298,515
Amortisation of goodwill			**(17,180)**	(7,596)
Release of negative goodwill to income			**2,152**	2,152
Contributions to profit from operations			**419,090**	293,071
By geographical market location:				
North America	**5,259,245**	3,784,207	**366,423**	236,667
Europe	**1,084,364**	766,976	**66,244**	45,095
Other countries	**380,506**	263,466	**1,451**	16,753
	6,724,115	4,814,649	**434,118**	298,515
Amortisation of goodwill			**(17,180)**	(7,596)
Release of negative goodwill to income			**2,152**	2,152
Contributions to profit from operations			**419,090**	293,071

3. **PROFIT FROM OPERATIONS**

	Six months period ended 30th June	
	2004	2003
	HK$'000	HK$'000
Profit from operations has been arrived after charging (crediting):		
Depreciation and amortisation of property, plant and equipment	**160,746**	137,085
Amortisation of intangible assets	**4,597**	2,531
Amortisation of goodwill	**17,180**	7,596
Release of negative goodwill to income	**(2,152)**	(2,152)
Staff costs	**646,596**	492,411

4. TAXATION

	Six months period ended 30th June	
	2004	2003
	HK$'000	HK$'000
The total tax charge comprises:		
Hong Kong Profits Tax calculated at 17.5% of the estimated assessable profit for the period	**33,531**	23,009
Overseas Tax	**14,501**	7,266
Deferred Tax	**(5,355)**	162
	42,677	30,437

Taxation arising in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

Deferred tax has been provided for at the rate that is expected to apply in the period when the liability is settled or the asset is realised.

5. DIVIDEND

The 2003 final dividend declared at HK17.75 cents and 2003 interim dividend paid at HK7.25 cents per existing share are adjusted to HK8.875 cents and HK3.625 cents per subdivided share respectively.

6. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months period ended 30th June	
	2004	2003
	HK$'000	HK$'000
Earnings for the purposes of basic and diluted earnings per share:		
Profit for the period	**298,858**	210,823
Weighted average number of ordinary shares for the purpose of basic earnings per share	**1,328,955,297**	1,295,481,764
Effect of dilutive potential ordinary shares:		
Options	**43,371,852**	29,424,128
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**1,372,327,149**	1,324,905,892

The comparative amounts of the earnings per share and weighted average number of ordinary shares have been adjusted for the effect of the subdivision of the Company's shares during the period.

7. TRADE AND OTHER RECEIVABLES

The Group has a policy of allowing credit periods ranging from 60 days to 120 days. The aging analysis of trade receivables is as follows:

	30th June 2004	31st December 2003
	HK$'000	HK$'000
0 to 60 days	**1,231,410**	1,711,577
61 to 120 days	**200,085**	346,828
121 days or above	**26,142**	26,918
Total trade receivables	**1,457,637**	2,085,323
Other receivables	**121,462**	112,466
	1,579,099	2,197,789

8. TRADE, BILLS AND OTHER PAYABLES

The aging analysis of trade payables is as follows:

	30th June 2004 HK$'000	31st December 2003 HK$'000
0 to 60 days	**932,301**	1,042,276
61 to 120 days	**98,719**	202,605
121 days or above	**9,770**	7,263
Total trade payables	**1,040,790**	1,252,144
Bills payables	**1,606,915**	2,809,963
Other payables	**779,620**	832,054
	3,427,325	4,894,161

9. SHARE CAPITAL

	Number of Shares		Share Capital	
	30th June 2004	31st December 2003	**30th June 2004 HK$'000**	31st December 2003 HK$'000
Ordinary shares				
Authorised:				
At 1st January of HK$0.20 each	**800,000,000**	800,000,000	**160,000**	160,000
Increased in authorised share capital of HK$0.20 each	**400,000,000**	–	**80,000**	–
Subdivision of one share of HK$0.20 each into two shares of HK$0.10 each	**1,200,000,000**	–	–	–
Shares of HK$0.10 each (2003 : HK$0.20 each)	**2,400,000,000**	800,000,000	**240,000**	160,000
Issued and fully paid:				
At 1st January of HK$0.20 each	**662,486,826**	645,716,826	**132,497**	129,143
Issued on exercise of share options	**8,657,000**	16,770,000	**1,166**	3,354
Subdivision of one share of HK$0.20 each into two shares of HK$0.10 each	**665,481,826**	–	–	–
Shares of HK$0.10 each (2003: HK$0.20 each)	**1,336,625,652**	662,486,826	**133,663**	132,497

On 28th May, 2004, ordinary resolutions were passed by the shareholders of the Company to approve the increase (the "Increase") in the authorised share capital of the Company to HK$240,000,000 and the subdivision (the "Subdivision") of each issued and unissued shares of HK$0.20 each in the authorised share capital into two ordinary shares of HK$0.10 each. The Increase and the Subdivision became effective on 28th and 31st May, 2004 respectively.

The shares issued during the period rank pari passu in all respects with the existing shares.

10. CAPITAL COMMITMENTS

	30th June 2004 HK$'000	31st December 2003 HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of the purchase of property, plant and equipment	**108,716**	85,598
Capital expenditure authorised but not contracted for in the financial statements in respect of the purchase of property, plant and equipment	**12,518**	3,398

11. CONTINGENT LIABILITIES

	30th June 2004 HK$'000	31st December 2003 HK$'000
Guarantees given to banks in respect of credit facilities utilised by associates	**25,288**	16,904
Bills discounted with recourse	**269,892**	180,133
	295,180	197,037

12. POST BALANCE SHEET EVENT

On 16th June, 2004 the Group announced the issue of five year Zero Coupon Convertible Bonds at par. The aggregate principal amount of the Bonds was US$140 million (approximately HK$1,092 million). The Bonds will be due in 2009 and convertible into Ordinary Shares of the Company. The initial conversion price is HK$16.56 per share, representing a premium of 38% over the closing price of the share on The Stock Exchange of Hong Kong Limited on 16th June, 2004. Assuming full conversion of the Bonds at the initial conversion price of HK$16.56 per share, the Bonds will be converted into approximately 65,922,584 shares, representing approximately 4.93% of the issued share capital of the Company as at the date of announcement and approximately 4.71% of the issued share capital of the Company as enlarged by the issue of the conversion shares. Unless previously redeemed, converted or purchased and cancelled, the Company will redeem each Bond at 107.76% of its principal amount on the maturity date of 8th July, 2009. However, on or after 8th July, 2007 and prior to the maturity date, the holder of each Bond will have the right at such holder's option, to require the Company to redeem all or some only of the Bonds at 104.59% of their principal amount.

The Bond issue raised immediate funds that can be used for general corporate and working capital purposes including financing possible acquisitions and when converted will enlarge the shareholder capital base, which will facilitate the development and expansion of the Company.

The issue of the Bonds was successfully closed on 8th July, 2004.

13. US DOLLAR EQUIVALENTS

These are shown for reference only and have been arrived at based on the fixed exchange rate of HK$7.8 to US$1.0.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

As at 30th June, 2004, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which have been notified to the Company pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such director or chief executive was taken or deemed to have under such provisions of the SFO) or as recorded in the register required to be kept under section 352 of the SFO or otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

Directors	Name of company/ associated corporation	Capacity/ Nature of interests	Interests in shares (other than pursuant to equity derivatives)[1]	Interests in underlying shares pursuant to equity derivatives[1]	Total interests in shares/ underlying shares	Approximate aggregate percentage of interests
Mr Horst Julius Pudwill	The Company	Beneficial owner	71,974,000	31,088,000	326,481,794	24.43%
	The Company	Interest of spouse	760,000	–	–	
	The Company	Interests of controlled corporation	222,659,794[2]	–	–	
Mr Roy Chi Ping Chung	The Company	Beneficial owner	113,541,948	13,824,000	164,576,978	12.31%
	The Company	Interest of spouse	136,000	–	–	
	The Company	Interests of controlled corporation	37,075,030[3]	–	–	
Mr Kin Wah Chan	The Company	Beneficial owner	2,364,000	2,500,000	4,864,000	0.36%
Mr Chi Chung Chan	The Company	Beneficial owner	1,000,000	3,000,000	4,000,000	0.30%
Dr Akio Urakami	The Company	Beneficial owner	300,000	1,300,000	1,600,000	0.12%
Mr Vincent Ting Kau Cheung	The Company	Beneficial owner	1,920,000	800,000	2,720,000	0.20%
Mr Joel Arthur Schleicher	The Company	Beneficial owner	200,000	500,000	700,000	0.05%
Mr Christopher Patrick Langley	The Company	Beneficial owner	490,000	300,000	790,000	0.06%

Notes:

(1) Interests in shares and underlying shares stated above represent long positions.

The equity derivatives are physically settled and unlisted.

The interests of the directors of the Company in the underlying shares pursuant to equity derivatives represent options granted to them pursuant to the share option schemes adopted by the Company.

(2) These shares were held by the following companies in which Mr Horst Julius Pudwill has a beneficial interest:

	No. of shares
Sunning Inc.	185,584,764
Cordless Industries Company Limited*	37,075,030
	222,659,794

(3) These shares were held by Cordless Industries Company Limited* in which Mr Roy Chi Ping Chung has a beneficial interest.

** Cordless Industries Company Limited is owned as to 70% by Mr Horst Julius Pudwill and as to 30% by Mr Roy Chi Ping Chung.*

Save as disclosed above, none of the directors and the chief executive of the Company was interested or had any short position in any shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) as at 30th June, 2004.

SHARE OPTIONS

The following table discloses movements in the Company's share options during the six months period ended 30th June, 2004:

Name of Directors	Date of share options granted	Share option scheme category[2]	Outstanding at beginning of the period	No. of share options granted before share subdivision[3]	No. of share options exercised before share subdivision[4]	Addition due to adjustment for the share subdivision made during the period[1]	No. of share options granted subsequent to the share subdivision made during the period[3]	No. of share options exercised subsequent to the share subdivision made during the period[4]	Lapsed during the period	Outstanding at end of the period	Subscription price prior to the share subdivision HK$	Subscription price adjusted for the effect of the share subdivision[1] HK$	Exercise period
Mr Horst Julius Pudwill	19.6.2001	B	2,200,000	–	–	2,200,000	–	–	–	4,400,000	2.2600	1.1300	19.6.2001 – 18.6.2006
	28.6.2002	C	12,864,000	–	–	12,864,000	–	–	–	25,728,000	7.2000	3.6000	28.6.2002 – 27.6.2007
	19.9.2003	C	280,000	–	–	280,000	–	–	–	560,000	17.3700	8.6850	19.9.2003 – 18.9.2008
	25.2.2004	C	–	200,000	–	200,000	–	–	–	400,000	24.3400	12.1700	25.2.2004 – 24.2.2009
Mr Roy Chi Ping Chung	28.6.2002	C	6,432,000	–	–	6,432,000	–	–	–	12,864,000	7.2000	3.6000	28.6.2002 – 27.6.2007
	19.9.2003	C	280,000	–	–	280,000	–	–	–	560,000	17.3700	8.6850	19.9.2003 – 18.9.2008
	25.2.2004	C	–	200,000	–	200,000	–	–	–	400,000	24.3400	12.1700	25.2.2004 – 24.2.2009
Mr Kin Wah Chan	19.9.2003	C	250,000	–	–	250,000	–	–	–	500,000	17.3700	8.6850	19.9.2003 – 18.9.2008
	25.2.2004	C	–	500,000	–	500,000	–	–	–	1,000,000	24.3400	12.1700	25.2.2004 – 24.2.2009
	1.3.2004	C	–	500,000	–	500,000	–	–	–	1,000,000	25.0500	12.5250	1.3.2004 – 28.2.2009
Mr Chi Chung Chan	17.7.2003	C	500,000	–	–	500,000	–	–	–	1,000,000	15.2500	7.6250	17.7.2003 – 16.7.2008
	19.9.2003	C	250,000	–	–	250,000	–	–	–	500,000	17.3700	8.6850	19.9.2003 – 18.9.2008
	25.2.2004	C	–	500,000	–	500,000	–	–	–	1,000,000	24.3400	12.1700	25.2.2004 – 24.2.2009
	1.3.2004	C	–	250,000	–	250,000	–	–	–	500,000	25.0500	12.5250	1.3.2004 – 28.2.2009
Dr Akio Urakami	6.6.2001	B	250,000	–	250,000	–	–	–	–	–	2.0920	1.0460	6.6.2001 – 5.6.2006
	30.4.2002	C	250,000	–	–	250,000	–	–	–	500,000	6.4000	3.2000	30.4.2002 – 29.4.2007
	5.7.2002	C	100,000	–	–	100,000	–	–	–	200,000	6.7000	3.3500	5.7.2002 – 4.7.2007
	17.7.2003	C	150,000	–	–	150,000	–	–	–	300,000	15.2500	7.6250	17.7.2003 – 16.7.2008
	25.2.2004	C	–	150,000	–	150,000	–	–	–	300,000	24.3400	12.1700	25.2.2004 – 24.2.2009
Mr Vincent T. K. Cheung	30.4.2002	C	200,000	–	–	200,000	–	–	–	400,000	6.4000	3.2000	30.4.2002 – 29.4.2007
	17.7.2003	C	150,000	–	–	150,000	–	–	–	300,000	15.2500	7.6250	17.7.2003 – 16.7.2008
	25.2.2004	C	–	50,000	–	50,000	–	–	–	100,000	24.3400	12.1700	25.2.2004 – 24.2.2009
Mr Joel Arthur Schleicher	30.4.2002	C	100,000	–	–	100,000	–	–	–	200,000	6.4000	3.2000	30.4.2002 – 29.4.2007
	17.7.2003	C	100,000	–	–	100,000	–	–	–	200,000	15.2500	7.6250	17.7.2003 – 16.7.2008
	25.2.2004	C	–	50,000	–	50,000	–	–	–	100,000	24.3400	12.1700	25.2.2004 – 24.2.2009
Mr Christopher Patrick Langley	30.4.2002	C	100,000	–	100,000	–	–	–	–	–	6.4000	3.2000	30.4.2002 – 29.4.2007
	17.7.2003	C	100,000	–	–	100,000	–	–	–	200,000	15.2500	7.6250	17.7.2003 – 16.7.2008
	25.2.2004	C	–	50,000	–	50,000	–	–	–	100,000	24.3400	12.1700	25.2.2004 – 24.2.2009
Total for directors			24,556,000	2,450,000	350,000	26,656,000	–	–	–	53,312,000			
Employees	23.7.2001	B	300,000	–	–	300,000	–	–	–	600,000	2.1160	1.0580	23.7.2001 – 22.7.2006
	30.4.2002	C	4,130,000	–	1,445,000	2,685,000	–	1,462,000	–	3,908,000	6.4000	3.2000	30.4.2002 – 29.4.2007
	5.7.2002	C	1,000,000	–	250,000	750,000	–	500,000	–	1,000,000	6.7000	3.3500	5.7.2002 – 4.7.2007
	6.6.2003	C	50,000	–	–	50,000	–	100,000	–	–	12.0800	6.0400	6.6.2003 – 5.6.2008
	10.6.2003	C	500,000	–	–	500,000	–	–	–	1,000,000	12.3500	6.1750	10.6.2003 – 9.6.2008
	17.7.2003	C	10,555,000	–	700,000	9,855,000	–	3,600,000	24,000	16,086,000	15.2500	7.6250	17.7.2003 – 16.7.2008
	13.8.2003	C	30,000	–	–	30,000	–	–	–	60,000	16.1500	8.0750	13.8.2003 – 12.8.2008
	1.9.2003	C	32,000	–	–	32,000	–	–	–	64,000	17.6500	8.8250	1.9.2003 – 31.8.2008
	19.9.2003	C	102,000	–	–	102,000	–	–	–	204,000	17.3700	8.6850	19.9.2003 – 18.9.2008
	18.12.2003	C	74,000	–	–	74,000	–	–	–	148,000	20.7200	10.3600	18.12.2003 – 17.12.2008
	1.3.2004	C	–	5,683,000	–	5,683,000	–	–	–	11,366,000	25.0500	12.5250	1.3.2004 – 28.2.2009
	14.4.2004	C	–	100,000	–	100,000	–	–	–	200,000	25.9000	12.9500	14.4.2004 – 13.4.2009
	5.5.2004	C	–	150,000	–	150,000	–	–	–	300,000	22.1000	11.0500	5.5.2004 – 4.5.2009
	7.6.2004	C	–	–	–	–	200,000	–	–	200,000	–	12.0000	7.6.2004 – 6.6.2009
	25.6.2004	C	–	–	–	–	40,000	–	–	40,000	–	11.5000	25.6.2004 – 24.6.2009
Total for employees			16,773,000	5,933,000	2,395,000	20,311,000	240,000	5,662,000	24,000	35,176,000			
Others	30.4.2002	C	250,000	–	250,000	–	–	–	–	–	6.4000	3.2000	30.4.2002 – 29.4.2007
			41,579,000	8,383,000	2,995,000	46,967,000	240,000	5,662,000	24,000	88,488,000			
Total under Scheme B			2,750,000	–	250,000	2,500,000	–	–	–	5,000,000			
Total under Scheme C			38,829,000	8,383,000	2,745,000	44,467,000	240,000	5,662,000	24,000	83,488,000			
			41,579,000	8,383,000	2,995,000	46,967,000	240,000	5,662,000	24,000	88,488,000			

Notes:

[1] The number of shares exercisable under the options and the exercise price were adjusted during the six months period ended 30th June, 2004 for the effect of the subdivision of the Company's shares, effective on 31st May, 2004.

[2] Scheme adopted on 28th November, 1990 and expired on 27th November, 2000 ('Scheme A').
Scheme adopted on 25th May, 2001 and terminated on 28th March, 2002 ('Scheme B').
Scheme adopted on 28th March, 2002 ('Scheme C').

[3] *The closing prices of the Company's shares immediately before 25th February, 2004, 1st March, 2004, 14th April, 2004, 5th May, 2004, 7th June, 2004 and 25th June, 2004, the dates of grant, were HK$11.925, HK$12.900, HK$12.850, HK$11.250, HK$11.200 and HK$11.450 respectively, as adjusted for the effect of the subdivision of the Company's shares during the period.*

[4] The weighted average closing prices of the Company's shares immediately before various dates on which the share options were exercised ranged from HK$10.57 to HK$13.11 as adjusted for the effect of the subdivision of the Company's shares during the period.

[5] No options cancelled during the period.

SUBSTANTIAL SHAREHOLDERS' INTERESTS

As at 30th June, 2004, the interests and short positions of the following persons, other than directors and chief executive of the Company, in the shares, underlying shares and debentures of the Company which have been disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO have been recorded in the register kept by the Company pursuant to section 336 of the SFO:

Name	Total interests in shares[1]	Approximate aggregate percentage of interests
FMR Corp.[2]	156,547,000	11.71%
Wellington Management Company, LLP[3]	92,225,312	6.90%
J.P. Morgan Chase & Co.[4]	82,583,932	6.18%

Notes:

(1) Interests in shares stated above represent long positions.

(2) The capacity of FMR Corp. in holding the 156,547,000 shares was as Investment Manager.

(3) The capacity of Wellington Management Company, LLP in holding the 92,225,312 shares was as Investment Manager.

(4) The following is a breakdown of the interests in shares of J.P. Morgan Chase & Co.:

Name	Remarks	Total interests in shares		Approximate percentage of interests
		Direct interests	Deemed interests	
J.P. Morgan Chase & Co.	(a)	–	82,583,932	6.18%
J.P. Morgan Fleming Asset Management Holdings Inc.	(b)	–	41,205,000	3.08%
J.P. Morgan Fleming Asset Management (Asia) Inc.	(b)	–	40,987,500	3.07%
JF Asset Management Limited	(b)	36,925,500	3,590,000	3.03%
JF Funds Limited	(b)	–	3,590,000	0.27%
JF Asset Management (Taiwan) Limited	(b)	3,590,000	–	0.27%
JF International Management Inc.	(b)	472,000	–	0.04%
Robert Fleming Holdings Ltd.	(b)	–	217,500	0.02%
Robert Fleming Asset Management Ltd.	(b)	–	217,500	0.02%
J.P. Morgan Fleming Asset Management (UK) Limited	(b)	217,500	–	0.02%
JPMorgan Chase Bank	(b)	39,298,932	2,080,000	3.10%
J.P. Morgan International Inc.	(b)	–	2,080,000	0.16%
J.P. Morgan International Finance Limited	(b)	–	2,080,000	0.16%
J.P. Morgan Holdings (UK) Limited	(b)	–	1,820,000	0.14%
J.P. Morgan Securities Ltd.	(b)	1,820,000	–	0.14%
J.P. Morgan Overseas Capital Corporation	(b)	–	260,000	0.02%
J.P. Morgan Whitefriars Inc.	(b)	260,000	–	0.02%

Remarks:

(a) J.P. Morgan Chase & Co. is listed on the New York Stock Exchange.
The capacity of J.P. Morgan Chase & Co. in holding the 82,583,932 shares was, as to 2,080,000 shares, as Beneficial Owner, as to 41,205,000 shares, as Investment Manager and, as to 39,298,932 shares, as Other. The 82,583,932 shares included a lending pool of 39,298,932 shares.

(b) J.P. Morgan Fleming Asset Management Holdings Inc., J.P. Morgan Fleming Asset Management (Asia) Inc., JF Asset Management Limited, JF Funds Limited, JF Asset Management (Taiwan) Limited, JF International Management Inc., Robert Fleming Holdings Ltd., Robert Fleming Asset Management Ltd., J.P. Morgan Fleming Asset Management (UK) Limited, JPMorgan Chase Bank, J.P. Morgan International Inc., J.P. Morgan International Finance Limited, J.P. Morgan Holdings (UK) Limited, J.P. Morgan Securities Ltd., J.P. Morgan Overseas Capital Corporation and J.P. Morgan Whitefriars Inc., were all direct or indirect subsidiaries of J.P. Morgan Chase & Co. and by virtue of the SFO, J.P. Morgan Chase & Co. was deemed to be interested in the shares held by these subsidiaries.

Save as disclosed above, no other person was interested in or had a short position in the shares, underlying shares and debentures of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO as at 30th June, 2004.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

Other than as disclosed above, at no time during the period was the Company, or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and neither the directors or the chief executive, nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contract of significance, to which the Company, or any of its subsidiaries, was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the period or at any time during the period.

AUDIT COMMITTEE

The Audit Committee is composed of a majority of independent non-executive directors. The Audit Committee has reviewed with management the accounting policies and practices adopted by the Group and discussed internal controls and financial reporting matters, including a review of the unaudited interim financial statements for the six months ended 30th June, 2004.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the Directors of the Company is aware of any information which would reasonably indicate that the Company is not, or was not for any part of the period, in compliance with the Code of Best Practice as set out by The Stock Exchange of Hong Kong Limited in Appendix 14 to the Listing Rules.

PURCHASE, SALES OR REDEMPTION OF SHARES

There has been no purchase, sale or redemption of shares of the Company by the Company or any of its subsidiaries during the period.

By Order of the Board
Horst Julius Pudwill
Chairman and Chief Executive Officer

Hong Kong,
12th August, 2004

corporate information

BOARD OF DIRECTORS

Group Executive Directors

Mr Horst Julius Pudwill
Chairman and Chief Executive Officer

Mr Roy Chi Ping Chung
Group Managing Director

Mr Patrick Kin Wah Chan
Mr Frank Chi Chung Chan
Dr Akio Urakami

Independent Non-Executive Directors

Mr Vincent Ting Kau Cheung
Mr Joel Arthur Schleicher
Mr Christopher Patrick Langley

FINANCIAL CALENDAR 2004

30th June:	Six months interim period end
12th August:	Announcement of 2004 interim results
10th September:	Last day to register for 2004 interim dividend
13th–17th September:	Book closure period
30th September:	Interim dividend payment
31st December:	Financial year end

INVESTOR RELATIONS CONTACT

Investor Relations & Communications
Techtronic Industries Co. Ltd.
24/F., CDW Building
388 Castle Peak Road
Tsuen Wan, N. T.
Hong Kong
email: ir@tti.com.hk

WEBSITE

www.ttigroup.com

Earning results, annual / interim reports are available online

STOCK CODE

Hong Kong Stock Exchange	669
ADR Level 1 Programme	TTNDY

SHARE REGISTRAR AND TRANSFERS OFFICE

Secretaries Limited
G/F, Bank of East Asia
Harbour View Centre
56 Gloucester Road, Wanchai
Hong Kong
T: (852) 2980 1888
F: (852) 2861 0285

ADR DEPOSITARY

The Bank of New York
101 Barclay Street
22nd Floor-West
New York
NY 10286
USA

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation Limited
Commerzbank A.G.
Citibank N.A.
Standard Chartered Bank
Wachovia Bank, N.A.

SOLICITORS

Vincent T K Cheung Yap & Co

AUDITORS

Deloitte Touche Tohmatsu

COMPANY SECRETARY

Mr Frank Chi Chung Chan

TRADEMARKS

All trademarks are registered trademarks of their respective owners.

RIDGID® is a registered trademark of RIDGID, Inc., part of Emerson Professional Tools, a business of St. Louis-based Emerson (NYSE: EMR).

Asia

Hong Kong

Techtronic Industries Co. Ltd.
Homelite Asia Ltd.

Headquarters
24/F, CDW Building
388 Castle Peak Road
Tsuen Wan, N.T.
T: (852) 2402 6888
F: (852) 2413 5971

Gimelli Laboratories Co. Ltd.
T: (852) 2413 3923
F: (852) 2498 8264

Solar Wide Industrial Ltd.
T: (852) 2480 0888
F: (852) 2480 1320
www.solarwide.com.hk

Techtronic Appliances (Hong Kong) Ltd.
T: (852) 2402 6888
F: (852) 3118 1776

6/F, CDW Building
388 Castle Peak Road
Tsuen Wan, N.T.

China

Techtronic Industries Factory
Tu Lu Industrial Zone,
Hou Jie Town, Dongguan City
Guang Dong Province 523962
T: (86-769) 558 2172
F: (86-769) 558 2575

Techtronic Appliances Factory 1
Homelite Assembly Factory
Chang Tun Village,
San Tun Management Zone
Hou Jie Town, Dongguan City
Guang Dong Province 523941
T: (86-769) 558 0962
F: (86-769) 558 7962

Techtronic Appliances Factory 2
San Tun Management Zone
Hou Jie Town, Dongguan City
Guang Dong Province 523941
T: (86-769) 558 4125
F: (86-769) 558 4135

Gimelli Laboratories Co. Ltd.
Solar Wide Assembly Factory
Feng Xing Industrial Zone
No.38, Xia Shi Jia Road, Jiang Shi Village Road
Gong Ming Town, Bao An County
Shenzhen 518106
T: (86-755) 2773 0588
F: (86-755) 2773 0433

Taiwan

OWT Taiwan Ltd.
9F-4, No. 416, Sec. 2
Chong De Road, Taichung
T: (886-4) 2241 2542
F: (886-4) 2241 2541

North America

Canada

Ryobi Technologies Canada, Inc.
150 Werlich Drive, Unit #5&6
Cambridge, Ontario N1T 1N6
T: (1-519) 624 2222
F: (1-519) 624 0600

USA

Homelite Consumer Products, Inc.
www.homelite.com

Ryobi Technologies, Inc.
www.ryobitools.com

Techtronic Industries North America, Inc.
1428 Pearman Dairy Road
Anderson, South Carolina 29625
T: (1-864) 226 6511
F: (1-864) 261 9435

OWT Industries, Inc.
255 Pumpkintown Hwy.
Pickens, South Carolina 29671
T: (1-864) 878 6331
F: (1-864) 878 7504

Royal Appliance Mfg. Co.
7005 Cochran Road,
Glenwillow, Ohio 44139
T: (1-440) 996 2000
F: (1-440) 996 2027
www.royalappliance.com

Europe

France

Ryobi Technologies France SAS
209, rue De La Belle Etoile
ZI Paris Nord 2-95945, Roissy, CDG
T: (33-1) 4990 1414
F: (33-1) 4990 1429
www.ryobi-europe.com

Germany

Ryobi Technologies GmbH
Itterpark, 7 D-40724 Hilden
T: (49-2103) 2958 0
F: (49-2103) 2958 29
www.ryobi-europe.com

United Kingdom

Ryobi Technologies (UK) Ltd.
Anvil House, Tuns Lane
Henley-on-Thames
Oxfordshire RG9 1SA
T: (44-1491) 848 700
F: (44-1491) 848 701
www.ryobi-europe.com

Vax Ltd.
Kingsgate House, Kingswood Road
Hampton Lovett, Droitwich
Worcestershire WR9 0QH
T: (44-1905) 795 959
F: (44-1905) 795 958
www.vax.co.uk

Australasia

Australia

Ryobi Technologies Australia Pty Ltd.
359-361 Horsley Road
Milperra, NSW 2214
T: (61-2) 9772 2444
F: (61-2) 9774 5705
www.ryobi.com.au

Vax Appliances (Australia) Pty Ltd.
296 Victoria Road
Malaga, WA 6090
T: (61-8) 9247 8100
F: (61-8) 9247 8190
www.vax.com.au

New Zealand

Ryobi Technologies (New Zealand) Ltd.
27 Clemow Drive
Mount Wellington
Auckland
T: (64-9) 573 0230
F: (64-9) 573 0231
www.ryobi.co.nz

[illegible] Richardson • Editorial by [illegible] Limited • Printed by [illegible] Printing

echtronic Industries Co. Ltd.
24/F, CDW Building, 388 Castle Peak Road,
Tsuen Wan, N.T., Hong Kong
T: (852) 2402 6888 F: (852) 2413 5971
www.ttigroup.com



創科實業

持續增長

2004年中期報告

集團簡介

創科實業有限公司（「創科實業」或「本集團」）為全球家居裝修產品之主要設計、生產及銷售商之一，於二零零三年度之銷售額達131.8億港元（16.9億美元）。本集團之主要業務範疇包括電動工具、戶外園藝電動工具、地板護理產品、太陽能照明、激光儀及電子量度儀。

創科實業擁有一系列著名且快速增長的品牌，創科實業不斷網羅具知名度及發展迅速之品牌，包括Ryobi®電動工具、Ryobi®及Homelite®戶外園藝電動工具及Royal®、Dirt Devil®、Regina®及Vax®地板護理產品。

本集團與北美洲、歐洲及澳大利西亞地區內全球多個大型零售商緊密合作，銷售上述知名品牌產品。

創科實業獲其他多個著名家居裝修產品品牌廠商挑選為合作夥伴。零售層面方面，本集團生產及銷售全系列客戶自有品牌之產品，向客戶提供完善而周全之服務。獨立品牌方面，創科實業以原件設備製造及原件設計製造（OEM/ODM）模式為客戶提供特定技術解決方案，涵蓋產品設計、技術工藝、生產、供應鏈管理及市場推廣支援等範疇。

本集團建基於香港，其生產及研究開發設施分佈亞洲及北美洲，而客戶服務網絡亦分佈北美洲、歐洲及澳大利西亞，在全球僱用約16,300名員工。

創科實業創立於一九八五年，於過去五年每年之營業收入平均增長達39%。
創科實業自一九九零年起在香港聯合交易所上市（股票代號：669），並透過美國銀行以第一級美國預託證券收據（ADR）方式掛牌（證券代號：TTNDY）。
創科實業曾榮獲客戶、出版刊物及其他機構頒發眾多獎項。

財務摘要

截至六月三十日止六個月	**2004** 百萬港元		2003 百萬港元		**2004** 百萬美元	2003 百萬美元	增幅 %
業績							
營業額	**6,724**		4,815		**862**	617	+39.7
本期間溢利	**299**		211		**38**	27	+41.8
每股盈利，基本(港仙/美仙)	**22.49**		16.28		**2.88**	2.09	+38.2
每股中期股息(港仙/美仙)	**4.500**		3.625		**0.577**	0.465	+24.1
財政狀況							
股東資金	**2,748**		2,513*		**352**	322*	+9.3
每股賬面值(港元/美元)	**2.06**		1.90*		**0.26**	0.24*	+8.4
資金負債比率	**淨現金**		淨現金*		**淨現金**	淨現金*	不適用
以主要業務劃分之營業額							
電動工具產品	**4,712**	**70%**	3,467	72%	**604**	444	+35.9
地板護理產品	**1,717**	**26%**	1,122	23%	**220**	144	+53.1
太陽能照明、激光儀及電子量度儀	**295**	**4%**	226	5%	**38**	29	+30.6
以地域市場劃分之營業額							
北美洲	**5,259**	**78%**	3,784	79%	**674**	485	+39.0
歐洲	**1,084**	**16%**	767	16%	**139**	98	+41.4
其他國家	**381**	**6%**	264	5%	**49**	34	+44.4

* 於二零零三年十二月三十一日

管理層之研討及分析

於二零零四年度上半年，創科實業之業績再創紀錄，各業務環節均取得強勁表現。於回顧期內之集團總營業額為6,724,000,000港元，較二零零三年度同期增加39.7%。純利上升41.8%至299,000,000港元。每股盈利增長38.2%至22.49港仙。董事會建議派發中期股息4.500港仙，相比於二零零三年度之中期股息則為3.625港仙（已為股份拆細作出調整）。

本集團在各業務環節及地域市場之營業收入均錄得高雙位數增長。此佳績再次顯示本集團在家居裝修工具業之領導地位。本集團之成功全賴其設計創新之產品及極具成效之市場推廣計劃，並配合創科實業所擁有之多個知名品牌及能為客戶提供優質產品與服務所致。

於六個月回顧期內，本集團有兩項重要之業務發展。首先，本集團增添及整合Ryobi品牌於北美洲之戶外園藝電動工具於本集團之業務內。其次，繼於二零零三年第四季成功推出RIDGID®系列後，本集團與The Home Depot（全球最大的家居維修工具專門零售商）繼續攜手進行市場推廣，進一步拓展專業級電動工具市場。

儘管原材料有漲價壓力，本集團藉著進一步整合業務、發揮大規模經濟效益及集中統籌集團採購程序，從而改善整體毛利。此外，儘管須就收購Royal Appliance Mfg. Co.（「Royal」）相關之商譽作出較高攤銷金額，純利率仍能保持於與去年度相若之水平。

創科實業之資產負債表反映出其繼續持有大量流動資金及具備穩固資本基礎。於二零零四年六月，本集團宣佈發行140,000,000美元五年期零息可換股債券，備受各界投資者歡迎。穩固之財政狀況將有助本集團日後之業務發展。

業務回顧

電動工具產品

電動工具產品業務之營業額較二零零三年度同期大幅攀升35.9%至4,712,000,000港元，佔集團營業額之70.1%。各主要市場及產品系列均錄得增長，同時市場佔有率亦持續上升。

北美洲方面，在與零售合作夥伴共同推行優惠店服務計劃及強勁宣傳推廣帶動下，具市場知名度之Ryobi家用電動工具系列保持強勁增長。RIDGID®專業級電動工具系列則以其設計創新、耐用可靠及優良素質，繼續成為暢銷產品。Ryobi及RIDGID®成功樹立有別於其他電動工具品牌之市場定位。RIDGID®電動工具更獲多份業內雜誌評選為「最物超所值」之產品。此外，創科實業為35款RIDGID®品牌專業級電動工具系列所制訂之設計策略更贏得2004年工業設計(IDEA)優異銀獎。

歐洲方面，本集團繼續提高產品之市場佔有率。得力於更佳之品牌定位及推陳出新之產品，本集團在各主要市場之銷售額和盈利均錄得強勁增長。歐洲大陸方面，儘管整體經濟較疲弱，於回顧期內面世之Ryobi品牌新款產品亦備受歡迎，從而提高本集團在英國、德國、法國、西班牙及意大利之市場佔有率。銷售額之提高亦有賴於售後服務之增強，加上可透過互聯網訂購零部件使生產力得以提升所致。

戶外園藝電動工具方面，Homelite及Ryobi之產品備受歡迎，加上受惠於更佳之供應鏈管理，其在北美洲之營業收入均大幅增長。Ryobi戶外園藝電動工具在歐洲亦較去年度同期取得顯著增長，反映出市場對其產品存在一定需求。

地板護理產品

地板護理產品業務之營業額較去年度同期上升53.1%至1,717,000,000港元，佔集團營業額之25.5%。

Royal在主要零售市場推出新產品，業務進展保持良好。受惠於整合在創科實業之集團架構內，Royal在北美洲之成本架構已得到改善，同時精簡產品開發工序。上述減省所得之大部份將用於強勁之「Dirt Devil」品牌地板護理產品之宣傳推廣上。歐洲業務保持可觀增長，尤以德國市場表現突出，其產品已晉升至市場第二位。

此外，Vax之業務進展亦良好。隨著存貨銷清及推出與Royal共同開發以Vax為品牌之新產品，英國市場之營業收入取得不俗之增長。成本控制計劃之推行和設計獨特之新產品，均對利潤產生利好影響。澳洲方面，Vax獲主要客戶肯定其全國供應商地位，本集團將繼續推行業務增長計劃。

本集團亦繼續加強OEM業務。由於為客戶提供備受歡迎之產品，加上與兩家主要品牌公司訂立新合約，此方面業務取得飛躍增長。

太陽能照明、激光儀及電子量度儀

上半年度內，太陽能照明、激光儀及電子量度儀業務再創佳績。營業額較二零零三年度同期增加30.6%至295,000,000港元，佔集團營業額之4.4%。此項業務透過擴大各類產品系列帶動銷售，而近期投入資源開發技術亦有助其能更迅速地回應市場對創新產品之需求。

生產及物流

本集團仍以改進存貨管理作為營運重點，新推行多項存貨監察程序。本集團透過將客戶需求與產品訂購及銷售預測系統相結合，降低存貨水平及同時提升創科實業與客戶之生產力，藉以加強客戶關係。

上半年度內，本集團已完成重整Royal之業務，使其運作能與本集團確保以最具成本效益方式生產之整體方針相符。本集團將再進一步整合Royal之業務以降低其固定成本。

展望

展望二零零四年度下半年，本集團有充份理由對保持業務強勁增長勢頭深具信心。本集團將繼續擴大產品種類，同時透過旗下知名品牌為客戶提供更廣泛系列之優質和創新產品。

電動工具業務將可受惠於Ryobi在各市場快將推出之新款電動工具。此外，隨著RIDGID®品牌現已在市場上穩佔一席位，預期下半年度當進一步拓展專業級電動工具市場時，此項業務應可取得更強勁增長。

戶外園藝電動工具方面，在Ryobi和Homelite兩個品牌之基礎上，本集團將繼續加強產品平台，確保推出更多元化之產品種類以迎合更廣泛之客戶層面。

地板護理產品方面，透過在零售層面銷售新產品，配合更強而有力之市場推廣，將可進一步推動Dirt Devil之營業收入。藉著擴大產品系列、鞏固客戶關係及加強宣傳以增加品牌知名度，Vax可望保持理想表現。本集團在不斷拓展地板護理產品業務之餘，將繼續提升營運效率及推行減省成本措施，此將對利潤產生利好影響。

太陽能照明、激光儀及電子量度儀業務方面，各類產品及市場之銷售額均預期會有所增長。此項業務將繼續擴大新開發之嬰兒護理產品系列，及加快開發和推出新穎手提電子工具與激光儀。此外，本集團將投入資源開發革命性之太陽能專利技術，確保創新產品源源不絕地流入市場。

總括而言，創科實業具有利條件於二零零四年全年度繼續朝高增長路向發展。儘管經濟前景欠明朗，根據過往經驗，本集團之業務並不太受建屋量變化之影響。本集團之業務擴展勢頭將由更多元化之產品及市場所帶動。除專注於核心業務外，本集團亦把握機會開拓仍未充份發揮潛力之產品類別。本集團之業務持續增長，消費用戶與股東將同告受惠。

財務回顧

業績分析

在各業務環節及主要市場之強勁增長帶動下，本集團於回顧期內之營業收入增長39.7%至6,724,000,000港元。期內溢利增加41.8%至299,000,000港元。每股盈利增加38.2%至22.49港仙。

毛利率由二零零三年度首六個月之26.9%增加至回顧期內之29.8%。毛利率改善乃得力於理想產品組合，加上本集團能發揮業務規模擴大之效益及開拓新市場所致。與二零零三年全年度之毛利率29.6%相比，利潤率亦有所改善，反映出本集團之整體利潤率未有受到二零零三年第四季起多類原材料及零部件成本上漲之影響。

本集團繼續擴展自有品牌業務，其佔集團營業額之比率由59.0%提高至二零零四年度上半年之74.1%，增幅達75.2%。銷售、分銷、宣傳及保用費用佔集團營業額之比率亦因而由9.9%增加至10.3%。

為保持業務增長勢頭，本集團繼續投放資源於創新優質產品之設計及開發上。於六個月回顧期內，本集團耗資165,000,000港元於新產品之設計及開發上，佔集團營業額之2.5%，相比於去年度則為1.5%。行政費用上升乃歸因於收購Royal業務之相關商譽帶來較高攤銷金額，以及為遵循本集團提高管理人才素質之方針而額外增加成本所致。

流動資金及財政資源

本集團之營運資金仍然充裕。於二零零四年六月三十日之流動資產淨值為2,150,000,000港元，相比於二零零三年六月三十日及二零零三年十二月三十一日則分別為1,620,000,000港元及1,980,000,000港元。由於要為下半年度之付運高峰期作好準備，本集團於上半年度對營運資金之需求一般會較高。基於本集團之業務持續帶來大量流動現金，預計於本年全年度完結前營運資金狀況會獲得進一步改善。

儘管營業收入增幅超過39.7%，存貨總值僅較二零零三年十二月三十一日增加1.9%。平均存貨周轉期為68日，較去年度同期之存貨周轉期縮短10日。銷售賬款周轉期亦較去年度同期縮短2日至48日。

採購賬款及其他應付賬周轉期為53日，而應付票據周轉期為60日，相比於二零零三年度同期則分別為63日及55日。

本集團於二零零四年六月三十日持有淨現金，相比於去年度同期之資本與負債比率則為53.1%。資本與負債比率乃淨借貸總額佔股東權益總額之百分比。借貸總額由去年度同期之2,370,000,000港元下降至回顧期內之1,960,000,000港元，與二零零三年十二月三十一日之借貸總額水平相比並無重大變動。

本集團之借貸主要以美元及港元計算。除去年度發行之定息票據外，借貸全部按倫敦銀行同業拆息或香港最優惠貸款利率計算。由於本集團之營業收入主要以美元計算，而借貸及付款則主要以美元或港元計算，兩者之間產生自然對沖作用，故匯率風險相對較低。本集團會繼續監察及管理匯率和利率風險。

於回顧期內之淨利息開支為37,000,000港元，僅較去年度同期增加3,000,000港元。利息保障（即除利息及稅項前溢利相對於淨利息開支總額之倍數）為10.35倍，較二零零三年度首六個月之8.17倍有所改善。

期內資本開支為124,000,000港元，與本集團制訂之預算及指引相符。於回顧期內之折舊開支為161,000,000港元。

發行零息可換股債券

於二零零四年六月十六日，本集團宣佈按面值發行五年期零息可換股債券。債券總本金額為140,000,000美元（約1,092,000,000港元）。債券將於二零零九年到期並可轉換為本公司之普通股。初步轉換價為每股16.56港元，較二零零四年六月十六日股份在香港聯合交易所之收市價溢價38%。假定債券按初步轉換價每股16.56港元獲全數換股，債券將會轉換為約65,922,584股股份，相當於公佈日期本公司已發行股本約4.93%，以及相當於經發行轉換股份擴大後本公司已發行股本約4.71%。除非提前被贖回、轉換或購回及註銷，本公司將於二零零九年七月八日到期日按本金額之107.76%贖回每份債券。然而，於二零零七年七月八日或之後及到期日之前，每份債券持有人將有權選擇要求本公司按本金額之104.59%贖回全部或僅贖回部份債券。

發行債券即時籌集所得資金可作一般企業及營運資金用途，包括為可能進行之收購提供資金，而債券倘獲轉換為股份，將會擴大股東資金基礎，從而促進本公司之業務發展及擴充。

債券發行已於二零零四年七月八日圓滿完成。

資本承擔及或然負債

於二零零四年六月三十日，仍未就位於中國東莞市之土地作出撥備之資本承擔金額約為28,000,000港元。於二零零四年六月三十日之資本承擔總額為121,000,000港元，相比於二零零三年十二月三十一日則為89,000,000港元。

除日常業務之已貼現商業票據外，並無重大或然負債或資產負債表外之承擔。

抵押

本集團之資產概無用作抵押或附有任何債權。

人力資源

本集團在香港及海外共聘用16,294名僱員（二零零三年：16,112名僱員）。於回顧期內之員工成本總額為647,000,000港元，相比於去年度同期則為492,000,000港元。上述增加乃因本集團擴充業務規模所致。

本集團認為人才對業務之持續發展及盈利能力至為重要，並一直致力提升所有員工之素質、工作能力及技術水平。為此，本集團向全體員工提供與職務相關之培訓。

本集團繼續提供理想薪酬，並根據集團整體表現與個別員工表現向合資格員工酌情發放優先認股權及花紅。

中期股息

董事會建議派發中期股息每股4.500港仙（二零零三年中期股息：3.625港仙）。中期股息將派發予二零零四年九月十七日名列本公司股東名冊之股東。預期中期股息將約於二零零四年九月三十日派發。

暫停辦理股東登記手續

本公司將於二零零四年九月十三日（星期一）至二零零四年九月十七日（星期五）（包括首尾兩天在內）期間暫停辦理股東登記手續。股東如欲獲派中期股息，須於二零零四年九月十日（星期五）下午四時前將所有過戶文件連同有關股票，送交本公司之股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

簡明綜合收入報表(未經審核)

截至二零零四年六月三十日止六個月

	附註	2004 千港元	2003 千港元	2004 千美元 (附註13)	2003 千美元 (附註13)
營業額	2	**6,724,115**	4,814,649	**862,066**	617,263
銷售成本		**(4,720,044)**	(3,519,725)	**(605,134)**	(451,247)
毛利總額		**2,004,071**	1,294,924	**256,932**	166,016
其他經營收入		**14,074**	33,377	**1,804**	4,279
利息收入		**22,155**	5,361	**2,840**	687
銷售、分銷、宣傳及保用費用		**(693,737)**	(474,426)	**(88,941)**	(60,824)
行政費用		**(762,714)**	(496,323)	**(97,785)**	(63,631)
研究及開發費用		**(164,759)**	(69,842)	**(21,123)**	(8,954)
經營溢利	3	**419,090**	293,071	**53,727**	37,573
財務成本		**(58,702)**	(38,990)	**(7,526)**	(4,999)
未計應佔聯營公司業績及稅項前溢利		**360,388**	254,081	**46,201**	32,574
應佔聯營公司業績		**(626)**	187	**(80)**	24
除稅前溢利		**359,762**	254,268	**46,121**	32,598
稅項	4	**(42,677)**	(30,437)	**(5,471)**	(3,902)
未計少數股東權益前溢利		**317,085**	223,831	**40,650**	28,696
少數股東權益		**(18,227)**	(13,008)	**(2,337)**	(1,668)
本期間溢利		**298,858**	210,823	**38,313**	27,028
股息	5	**(118,444)**	(65,388)	**(15,185)**	(8,383)
每股盈利	6				
基本(港仙/美仙)		**22.49**	16.28	**2.88**	2.09
攤薄後(港仙/美仙)		**21.78**	15.91	**2.79**	2.04

簡明綜合資產負債表

於二零零四年六月三十日

	附註	2004年 6月30日 千港元 (未經審核)	2003年 12月31日 千港元 (經審核)	2004年 6月30日 千美元 (附註13)	2003年 12月31日 千美元 (附註13)
資產					
非流動資產					
物業、廠房及設備		**863,915**	904,356	**110,758**	115,943
商譽		**635,580**	652,760	**81,485**	83,687
負商譽		**(31,023)**	(33,175)	**(3,977)**	(4,253)
無形資產		**178,669**	25,154	**22,906**	3,225
於聯營公司應佔資產額		**132,124**	118,394	**16,939**	15,179
證券投資		**38,608**	41,419	**4,950**	5,310
遞延稅項資產		**300,706**	273,937	**38,552**	35,120
其他資產		**1,195**	1,195	**153**	153
		2,119,774	1,984,040	**271,766**	254,364
流動資產					
存貨		**2,539,274**	2,491,650	**325,548**	319,442
銷售賬款及其他應收賬	7	**1,579,099**	2,197,789	**202,449**	281,768
訂金及預付款項		**328,424**	293,408	**42,106**	37,616
應收票據		**122,984**	36,409	**15,767**	4,668
證券投資		**5,635**	5,575	**722**	715
可退回稅款		**1,123**	51,274	**144**	6,574
聯營公司銷售賬款		**40**	48	**5**	6
銀行結餘、存款及現金		**1,970,998**	2,586,075	**252,692**	331,548
		6,547,577	7,662,228	**839,433**	982,337
流動負債					
採購賬款、應付票據及其他應付賬	8	**3,427,325**	4,894,161	**439,401**	627,457
保用撥備		**183,122**	208,552	**23,477**	26,737
聯營公司採購賬款		**9,319**	3,230	**1,195**	414
應繳稅項		**108,165**	68,114	**13,867**	8,733
應派股息		**118,444**	–	**15,185**	–
融資租約承擔 — 於一年內到期		**2,988**	5,485	**383**	703
借款 — 於一年內到期		**549,011**	497,975	**70,386**	63,843
		4,398,374	5,677,517	**563,894**	727,887
流動資產淨值		**2,149,203**	1,984,711	**275,539**	254,450
資產總值減流動負債		**4,268,977**	3,968,751	**547,305**	508,814
股本與儲備					
股本	9	**133,663**	132,497	**17,136**	16,987
儲備		**2,614,167**	2,380,387	**335,150**	305,178
		2,747,830	2,512,884	**352,286**	322,165
少數股東權益		**64,601**	46,374	**8,282**	5,945
非流動負債					
融資租約承擔 — 於一年後到期		**3,148**	14,261	**404**	1,828
借款 — 於一年後到期		**1,405,489**	1,348,497	**180,191**	172,884
遞延稅項負債		**47,909**	46,735	**6,142**	5,992
		1,456,546	1,409,493	**186,737**	180,704
		4,268,977	3,968,751	**547,305**	508,814

簡明綜合現金流動表（未經審核）

截至二零零四年六月三十日止六個月

	2004年 6月30日 千港元	2003年 6月30日 千港元	2004年 6月30日 千美元 (附註13)	2003年 6月30日 千美元 (附註13)
用於經營活動之現金淨額	**(490,549)**	(542,771)	**(62,891)**	(69,586)
用於投資活動之現金淨額	**(267,791)**	(897,056)	**(34,332)**	(115,007)
來自融資活動之現金淨額	**151,482**	786,548	**19,421**	100,839
現金及現金等額減少淨額	**(606,858)**	(653,279)	**(77,802)**	(83,754)
於一月一日之現金及現金等額	**2,444,098**	1,753,900	**313,346**	224,859
匯率折算之差額	**(5,789)**	46,370	**(743)**	5,945
於六月三十日之現金及現金等額	**1,831,451**	1,146,991	**234,801**	147,050
現金及現金等額結餘之分析				
可分為：				
銀行結餘、存款及現金	**1,970,998**	1,288,907	**252,692**	165,244
銀行透支	**(139,547)**	(141,916)	**(17,891)**	(18,194)
	1,831,451	1,146,991	**234,801**	147,050

簡明綜合權益變動表(未經審核)

截至二零零四年六月三十日止六個月

	股本 千港元	股份溢價 千港元	換算儲備 千港元	保留溢利 千港元	總額 千港元
於二零零三年一月一日	129,143	613,499	(16,769)	1,102,064	1,827,937
未於收入報表內確認換算海外業務之財務報告所引起之匯兌差額	–	–	37,423	–	37,423
按溢價發行股份	1,633	26,417	–	–	28,050
本期間溢利	–	–	–	210,823	210,823
末期股息-二零零二年	–	–	–	(65,388)	(65,388)
於二零零三年六月三十日	130,776	639,916	20,654	1,247,499	2,038,845
於二零零四年一月一日	132,497	672,083	45,519	1,662,785	2,512,884
未於收入報表內確認換算海外業務之財務報告所引起之匯兌差額	–	–	(4,237)	–	(4,237)
按溢價發行股份	1,166	57,603	–	–	58,769
本期間溢利	–	–	–	298,858	298,858
末期股息-二零零三年	–	–	–	(118,444)	(118,444)
於二零零四年六月三十日	**133,663**	**729,686**	**41,282**	**1,843,199**	**2,747,830**

1. 編製賬目基準

本集團之未經審核中期業績乃按照香港會計師公會頒佈之會計實務準則第25號「中期財務報告」，並根據與截至二零零三年十二月三十一日止年度之報告及財務報表中所採納之會計政策保持一致之基準而編製。

若干比較數字已重新歸類以符合本期間之列賬形式。

2. 業務及市場分析資料

	截至六月三十日止六個月			
	營業額		分類業績	
	2004 **千港元**	2003 千港元	**2004** **千港元**	2003 千港元
以主要業務劃分：				
製造及經銷：				
電動工具產品	**4,711,892**	3,467,171	**294,282**	198,682
地板護理產品	**1,717,292**	1,121,715	**80,457**	58,135
太陽能照明、激光儀及電子量度儀	**294,931**	225,763	**59,379**	41,698
	6,724,115	4,814,649	**434,118**	298,515
商譽攤銷			**(17,180)**	(7,596)
負商譽撥回收入			**2,152**	2,152
對經營溢利之貢獻			**419,090**	293,071
以地域市場劃分：				
北美洲	**5,259,245**	3,784,207	**366,423**	236,667
歐洲	**1,084,364**	766,976	**66,244**	45,095
其他國家	**380,506**	263,466	**1,451**	16,753
	6,724,115	4,814,649	**434,118**	298,515
商譽攤銷			**(17,180)**	(7,596)
負商譽撥回收入			**2,152**	2,152
對經營溢利之貢獻			**419,090**	293,071

3. 經營溢利

	截至六月三十日止六個月	
	2004 **千港元**	2003 千港元
經營溢利已扣除(計入)下列各項：		
物業、廠房及設備折舊及攤銷	**160,746**	137,085
無形資產攤銷	**4,597**	2,531
商譽攤銷	**17,180**	7,596
負商譽撥回收入	**(2,152)**	(2,152)
員工成本	**646,596**	492,411

4. 稅項

	截至六月三十日止六個月	
	2004	2003
	千港元	千港元
稅項支出總額包括：		
按本期間之估計應課稅溢利以17.5%稅率計算之香港利得稅	**33,531**	23,009
海外稅項	**14,501**	7,266
遞延稅項	**(5,355)**	162
	42,677	30,437

其他司法權區之稅項按有關地區之適用稅率計算。

遞延稅項按預計於償還負債或變賣資產期間之適用稅率撥備。

5. 股息

每股現有股份宣派之二零零三年度末期股息17.75港仙及派發之二零零三年度中期股息7.25港仙，已分別調整為每股拆細股份8.875港仙及3.625港仙。

6. 每股盈利

基本及攤薄後之每股盈利乃根據以下數據計算：

	截至六月三十日止六個月	
	2004	2003
	千港元	千港元
用作計算基本及攤薄後每股盈利之盈利：		
本期間溢利	**298,858**	210,823
用作計算基本每股盈利之普通股加權平均數	**1,328,955,297**	1,295,481,764
普通股可能產生之攤薄影響：		
優先購股權	**43,371,852**	29,424,128
用作計算攤薄後每股盈利之普通股加權平均數	**1,372,327,149**	1,324,905,892

每股盈利及普通股加權平均數之比較數額已就本期間本公司股份拆細之影響作出調整。

7. 銷售賬款及其他應收賬

本集團給予客戶之掛賬期介乎六十日至一百二十日。銷售賬款之賬齡分析如下：

	2004年	2003年
	6月30日	12月31日
	千港元	千港元
零至六十日	**1,231,410**	1,711,577
六十一日至一百二十日	**200,085**	346,828
一百二十一日或以上	**26,142**	26,918
銷售賬款總額	**1,457,637**	2,085,323
其他應收賬	**121,462**	112,466
	1,579,099	2,197,789

8. 採購賬款、應付票據及其他應付賬

採購賬款之賬齡分析如下：

	2004年 6月30日 千港元	2003年 12月31日 千港元
零至六十日	**932,301**	1,042,276
六十一日至一百二十日	**98,719**	202,605
一百二十一日或以上	**9,770**	7,263
採購賬款總額	**1,040,790**	1,252,144
應付票據	**1,606,915**	2,809,963
其他應付賬	**779,620**	832,054
	3,427,325	4,894,161

9. 股本

	股數		股本	
	2004年 6月30日	2003年 12月31日	2004年 6月30日 千港元	2003年 12月31日 千港元
普通股				
法定股本：				
於一月一日每股面值0.20港元之股份	**800,000,000**	800,000,000	**160,000**	160,000
增加每股面值0.20港元之法定股本	**400,000,000**	–	**80,000**	–
每股面值0.20港元之股份各拆細為每股面值0.10港元之股份兩股	**1,200,000,000**	–	**–**	–
每股面值0.10港元（二零零三年：每股面值0.20港元）之股份	**2,400,000,000**	800,000,000	**240,000**	160,000
已發行及繳足股本：				
於一月一日每股面值0.20港元之股份	**662,486,826**	645,716,826	**132,497**	129,143
按行使優先認股權發行股份	**8,657,000**	16,770,000	**1,166**	3,354
每股面值0.20港元之股份各拆細為每股面值0.10港元之股份兩股	**665,481,826**	–	**–**	–
每股面值0.10港元（二零零三年：每股面值0.20港元）之股份	**1,336,625,652**	662,486,826	**133,663**	132,497

於二零零四年五月二十八日，本公司之股東通過普通決議案批准將本公司之法定股本增加（「增加股本」）至240,000,000港元，並將法定股本中每股面值0.20港元之已發行及未發行股份拆細（「股份拆細」）為每股面值0.10港元之普通股兩股。增加股本及股份拆細已分別於二零零四年五月二十八日及三十一日生效。

於期內發行之股份在各方面與既有之股份享有同等權益。

10. 資本承擔

	2004年 6月30日 千港元	2003年 12月31日 千港元
已訂約但於財務報表中未撥備有關購買物業、廠房及設備之資本開支	**108,716**	85,598
已批准但於財務報表中未訂約有關購買物業、廠房及設備之資本開支	**12,518**	3,398

11. 或然負債

	2004年 6月30日 千港元	2003年 12月31日 千港元
就聯營公司動用之信貸融資而向銀行提供之擔保	**25,288**	16,904
有追索權之貼現票據	**269,892**	180,133
	295,180	197,037

12. 結算日以後事項

於二零零四年六月十六日，本集團宣佈按面值發行五年期零息可換股債券。債券總本金額為140,000,000美元（約1,092,000,000港元）。債券將於二零零九年到期並可轉換為本公司之普通股。初步轉換價為每股16.56港元，較二零零四年六月十六日股份在香港聯合交易所之收市價溢價38%。假定債券按初步轉換價每股16.56港元獲全數換股，債券將會轉換為約65,922,584股股份，相當於公佈日期本公司已發行股本約4.93%，以及相當於經發行轉換股份擴大後本公司已發行股本約4.71%。除非提前被贖回、轉換或購回及註銷，本公司將於二零零九年七月八日到期日按本金額之107.76%贖回每份債券。然而，於二零零七年七月八日或之後及到期日之前，每份債券持有人將有權選擇要求本公司按本金額之104.59%贖回全部或僅贖回部份債券。

發行債券即時籌集所得資金可作一般企業及營運資金用途，包括為可能進行之收購提供資金，而債券倘獲轉換為股份，將會擴大股東資金基礎，從而促進本公司之業務發展及擴充。

債券發行已於二零零四年七月八日圓滿完成。

13. 美元等同金額

所示美元款額僅供參考，以7.8港元兑1.0美元之固定匯率計算。

董事及主要行政人員之股份權益

於二零零四年六月三十日，依據證券及期貨條例（「證券及期貨條例」）第XV部第7及8分部已通知本公司，本公司之董事及主要行政人員擁有本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債權證之權益及淡倉（包括依據證券及期貨條例規定該董事或主要行政人員被視為擁有之權益及淡倉），或根據證券及期貨條例第352條規定須予保存之登記冊所記錄，或已另行通知本公司及依據上市公司董事進行證券交易之標準守則已通知香港聯合交易所有限公司（「聯交所」）之權益如下：

董事姓名	公司／相聯法團名稱	身份／權益性質	股份權益（依據股本衍生工具而持有除外）[1]	依據股本衍生工具而持有之相關股份權益[1]	股份／相關股份權益總額	佔權益總額之概約百分比
Horst Julius Pudwill先生	本公司	實益擁有人	71,974,000	31,088,000	326,481,794	24.43%
	本公司	配偶權益	760,000	–	–	
	本公司	受控法團權益	222,659,794[2]	–	–	
鍾志平先生	本公司	實益擁有人	113,541,948	13,824,000	164,576,978	12.31%
	本公司	配偶權益	136,000	–	–	
	本公司	受控法團權益	37,075,030[3]	–	–	
陳建華先生	本公司	實益擁有人	2,364,000	2,500,000	4,864,000	0.36%
陳志聰先生	本公司	實益擁有人	1,000,000	3,000,000	4,000,000	0.30%
浦上彰夫博士	本公司	實益擁有人	300,000	1,300,000	1,600,000	0.12%
張定球先生	本公司	實益擁有人	1,920,000	800,000	2,720,000	0.20%
Joel Arthur Schleicher先生	本公司	實益擁有人	200,000	500,000	700,000	0.05%
Christopher Patrick Langley先生	本公司	實益擁有人	490,000	300,000	790,000	0.06%

附註：

(1) 上述股份及相關股份之權益均屬於好倉。

股本衍生工具以實物方式交收及屬於非上市。

本公司之董事擁有依據股本衍生工具而持有之相關股份權益乃為依據本公司採納之優先認股計劃授予該等董事之優先認股權。

(2) 此等股份由下列公司持有，而下列公司則由Horst Julius Pudwill先生實益擁有：

	股份數目
Sunning Inc.	185,584,764
Cordless Industries Company Limited*	37,075,030
	222,659,794

(3) 此等股份由Cordless Industries Company Limited*持有，而該公司則由鍾志平先生實益擁有。

** Cordless Industries Company Limited 由 Horst Julius Pudwill先生擁有70%及鍾志平先生擁有30%。*

除上文所披露者外，於二零零四年六月三十日，本公司之董事及主要行政人員概無擁有本公司及其相聯法團（定義見證券及期貨條例第XV部）之任何股份、相關股份或債權證之權益或淡倉。

優先認股權

截至二零零四年六月三十日止六個月期間內，本公司優先認股權變動如下：

董事姓名	授予優先認股權日期	優先認股計劃類別[2]	於期初尚未行使之優先認股權	股份拆細前授予之優先認股權[3]	股份拆細前行使之優先認股權[4]	就期內股份拆細所作之數額調整[1]	期內股份拆細後授予之優先認股權[3]	期內股份拆細後行使之優先認股權[4]	期內已屆滿之優先認股權	於期末尚未行使之優先認股權	股份拆細前之認購價 港元	就股份拆細之影響調整之認購價[1] 港元	行使期
Horst Julius Pudwill先生	19.6.2001	B	2,200,000	–	–	2,200,000	–	–	–	4,400,000	2.2600	1.1300	19.6.2001 – 18.6.2006
	28.6.2002	C	12,864,000	–	–	12,864,000	–	–	–	25,728,000	7.2000	3.6000	28.6.2002 – 27.6.2007
	19.9.2003	C	280,000	–	–	280,000	–	–	–	560,000	17.3700	8.6850	19.9.2003 – 18.9.2008
	25.2.2004	C	–	200,000	–	200,000	–	–	–	400,000	24.3400	12.1700	25.2.2004 – 24.2.2009
鍾志平先生	28.6.2002	C	6,432,000	–	–	6,432,000	–	–	–	12,864,000	7.2000	3.6000	28.6.2002 – 27.6.2007
	19.9.2003	C	280,000	–	–	280,000	–	–	–	560,000	17.3700	8.6850	19.9.2003 – 18.9.2008
	25.2.2004	C	–	200,000	–	200,000	–	–	–	400,000	24.3400	12.1700	25.2.2004 – 24.2.2009
陳建華先生	19.9.2003	C	250,000	–	–	250,000	–	–	–	500,000	17.3700	8.6850	19.9.2003 – 18.9.2008
	25.2.2004	C	–	500,000	–	500,000	–	–	–	1,000,000	24.3400	12.1700	25.2.2004 – 24.2.2009
	1.3.2004	C	–	500,000	–	500,000	–	–	–	1,000,000	25.0500	12.5250	1.3.2004 – 28.2.2009
陳志聰先生	17.7.2003	C	500,000	–	–	500,000	–	–	–	1,000,000	15.2500	7.6250	17.7.2003 – 16.7.2008
	19.9.2003	C	250,000	–	–	250,000	–	–	–	500,000	17.3700	8.6850	19.9.2003 – 18.9.2008
	25.2.2004	C	–	500,000	–	500,000	–	–	–	1,000,000	24.3400	12.1700	25.2.2004 – 24.2.2009
	1.3.2004	C	–	250,000	–	250,000	–	–	–	500,000	25.0500	12.5250	1.3.2004 – 28.2.2009
浦上彰夫博士	6.6.2001	B	250,000	–	250,000	–	–	–	–	–	2.0920	1.0460	6.6.2001 – 5.6.2006
	30.4.2002	C	250,000	–	–	250,000	–	–	–	500,000	6.4000	3.2000	30.4.2002 – 29.4.2007
	5.7.2002	C	100,000	–	–	100,000	–	–	–	200,000	6.7000	3.3500	5.7.2002 – 4.7.2007
	17.7.2003	C	150,000	–	–	150,000	–	–	–	300,000	15.2500	7.6250	17.7.2003 – 16.7.2008
	25.2.2004	C	–	150,000	–	150,000	–	–	–	300,000	24.3400	12.1700	25.2.2004 – 24.2.2009
張定球先生	30.4.2002	C	200,000	–	–	200,000	–	–	–	400,000	6.4000	3.2000	30.4.2002 – 29.4.2007
	17.7.2003	C	150,000	–	–	150,000	–	–	–	300,000	15.2500	7.6250	17.7.2003 – 16.7.2008
	25.2.2004	C	–	50,000	–	50,000	–	–	–	100,000	24.3400	12.1700	25.2.2004 – 24.2.2009
Joel Arthur Schleicher先生	30.4.2002	C	100,000	–	–	100,000	–	–	–	200,000	6.4000	3.2000	30.4.2002 – 29.4.2007
	17.7.2003	C	100,000	–	–	100,000	–	–	–	200,000	15.2500	7.6250	17.7.2003 – 16.7.2008
	25.2.2004	C	–	50,000	–	50,000	–	–	–	100,000	24.3400	12.1700	25.2.2004 – 24.2.2009
Christopher Patrick Langley先生	30.4.2002	C	100,000	–	100,000	–	–	–	–	–	6.4000	3.2000	30.4.2002 – 29.4.2007
	17.7.2003	C	100,000	–	–	100,000	–	–	–	200,000	15.2500	7.6250	17.7.2003 – 16.7.2008
	25.2.2004	C	–	50,000	–	50,000	–	–	–	100,000	24.3400	12.1700	25.2.2004 – 24.2.2009
董事獲授總額			24,556,000	2,450,000	350,000	26,656,000	–	–	–	53,312,000			
僱員	23.7.2001	B	300,000	–	–	300,000	–	–	–	600,000	2.1160	1.0580	23.7.2001 – 22.7.2006
	30.4.2002	C	4,130,000	–	1,445,000	2,685,000	–	1,462,000	–	3,908,000	6.4000	3.2000	30.4.2002 – 29.4.2007
	5.7.2002	C	1,000,000	–	250,000	750,000	–	500,000	–	1,000,000	6.7000	3.3500	5.7.2002 – 4.7.2007
	6.6.2003	C	50,000	–	–	50,000	–	100,000	–	–	12.0800	6.0400	6.6.2003 – 5.6.2008
	10.6.2003	C	500,000	–	–	500,000	–	–	–	1,000,000	12.3500	6.1750	10.6.2003 – 9.6.2008
	17.7.2003	C	10,555,000	–	700,000	9,855,000	–	3,600,000	24,000	16,086,000	15.2500	7.6250	17.7.2003 – 16.7.2008
	13.8.2003	C	30,000	–	–	30,000	–	–	–	60,000	16.1500	8.0750	13.8.2003 – 12.8.2008
	1.9.2003	C	32,000	–	–	32,000	–	–	–	64,000	17.6500	8.8250	1.9.2003 – 31.8.2008
	19.9.2003	C	102,000	–	–	102,000	–	–	–	204,000	17.3700	8.6850	19.9.2003 – 18.9.2008
	18.12.2003	C	74,000	–	–	74,000	–	–	–	148,000	20.7200	10.3600	18.12.2003 – 17.12.2008
	1.3.2004	C	–	5,683,000	–	5,683,000	–	–	–	11,366,000	25.0500	12.5250	1.3.2004 – 28.2.2009
	14.4.2004	C	–	100,000	–	100,000	–	–	–	200,000	25.9000	12.9500	14.4.2004 – 13.4.2009
	5.5.2004	C	–	150,000	–	150,000	–	–	–	300,000	22.1000	11.0500	5.5.2004 – 4.5.2009
	7.6.2004	C	–	–	–	–	200,000	–	–	200,000	–	12.0000	7.6.2004 – 6.6.2009
	25.6.2004	C	–	–	–	–	40,000	–	–	40,000	–	11.5000	25.6.2004 – 24.6.2009
僱員獲授總額			16,773,000	5,933,000	2,395,000	20,311,000	240,000	5,662,000	24,000	35,176,000			
其他	30.4.2002	C	250,000	–	250,000	–	–	–	–	–	6.4000	3.2000	30.4.2002 – 29.4.2007
			41,579,000	8,383,000	2,995,000	46,967,000	240,000	5,662,000	24,000	88,488,000			
B計劃下之總額			2,750,000	–	250,000	2,500,000	–	–	–	5,000,000			
C計劃下之總額			38,829,000	8,383,000	2,745,000	44,467,000	240,000	5,662,000	24,000	83,488,000			
總額			41,579,000	8,383,000	2,995,000	46,967,000	240,000	5,662,000	24,000	88,488,000			

附註：

[1] 截至二零零四年六月三十日止六個月期間，按行使優先認股權可認購之股份數目及行使價已就本公司股份拆細之影響作出調整(於二零零四年五月三十一日生效)。

[2] 於一九九零年十一月二十八日獲採納並於二零零零年十一月二十七日期限屆滿之計劃(「A計劃」)。
於二零零一年五月二十五日獲採納並於二零零二年三月二十八日期限屆滿之計劃(「B計劃」)。
於二零零二年三月二十八日獲採納之計劃(「C計劃」)。

[3] 緊接二零零四年二月二十五日、二零零四年三月一日、二零零四年四月十四日、二零零四年五月五日、二零零四年六月七日及二零零四年六月二十五日等授出日期之前，本公司股份之收市價分別為11.925港元、12.900港元、12.850港元、11.250港元、11.200港元及11.450港元(經就股份拆細之影響作出調整)。

[4] 緊接優先認股權行使日期之前，本公司股份之加權平均收市價介乎10.57港元至13.11港元(經就股份拆細之影響作出調整)。

[5] 本期間內並無優先認股權被註銷。

主要股東之權益

於二零零四年六月三十日，依據證券及期貨條例第336條規定本公司須予保存之登記冊所記錄，下列人士(本公司之董事及主要行政人員除外)已依據證券及期貨條例第XV部第2及3分部向本公司披露擁有本公司之股份、相關股份及債權證之權益及淡倉如下：

名稱	股份權益總額[1]	佔權益之概約百分比
FMR Corp.[2]	156,547,000	11.71%
Wellington Management Company, LLP[3]	92,225,312	6.90%
J.P. Morgan Chase & Co.[4]	82,583,932	6.18%

附註：

(1) 上述股份權益均屬於好倉。

(2) FMR Corp. 以投資經理人身份持有156,547,000股股份。

(3) Wellington Management Company, LLP以投資經理人身份持有92,225,312股股份。

(4) J.P. Morgan Chase & Co.持有之股份權益分析如下：

名稱	備註	股份權益總額		佔權益之概約百分比
		直接持有之權益	當作持有之權益	
J.P. Morgan Chase & Co.	(a)	–	82,583,932	6.18%
J.P. Morgan Fleming Asset Management Holdings Inc.	(b)	–	41,205,000	3.08%
J.P. Morgan Fleming Asset Management (Asia) Inc.	(b)	–	40,987,500	3.07%
JF Asset Management Limited	(b)	36,925,500	3,590,000	3.03%
JF Funds Limited	(b)	–	3,590,000	0.27%
JF Asset Management (Taiwan) Limited	(b)	3,590,000	–	0.27%
JF International Management Inc.	(b)	472,000	–	0.04%
Robert Fleming Holdings Ltd.	(b)	–	217,500	0.02%
Robert Fleming Asset Management Ltd.	(b)	–	217,500	0.02%
J.P. Morgan Fleming Asset Management (UK) Limited	(b)	217,500	–	0.02%
JPMorgan Chase Bank	(b)	39,298,932	2,080,000	3.10%
J.P. Morgan International Inc.	(b)	–	2,080,000	0.16%
J.P. Morgan International Finance Limited	(b)	–	2,080,000	0.16%
J.P. Morgan Holdings (UK) Limited	(b)	–	1,820,000	0.14%
J.P. Morgan Securities Ltd.	(b)	1,820,000	–	0.14%
J.P. Morgan Overseas Capital Corporation	(b)	–	260,000	0.02%
J.P. Morgan Whitefriars Inc.	(b)	260,000	–	0.02%

備註：

(a) J.P. Morgan Chase & Co.於紐約證券交易所上市。
J.P. Morgan Chase & Co.以下列身份持有82,583,932股股份：2,080,000股以實益擁有人身份持有、41,205,000股以投資經理人身份持有、39,298,932股以其他身份持有。上述82,583,932股股份包括39,298,932股可供借出之股份。

(b) J.P. Morgan Fleming Asset Management Holdings Inc.、J.P. Morgan Fleming Asset Management (Asia) Inc.、JF Asset Management Limited、JF Funds Limited、JF Asset Management (Taiwan) Limited、JF International Management Inc.、Robert Fleming Holdings Ltd.、Robert Fleming Asset Management Ltd.、J.P. Morgan Fleming Asset Management (UK) Limited、JPMorgan Chase Bank、J.P. Morgan International Inc.、J.P. Morgan International Finance Limited、J.P. Morgan Holdings (UK) Limited、J.P. Morgan Securities Ltd.、J.P. Morgan Overseas Capital Corporation及J.P. Morgan Whitefriars Inc.均為J.P. Morgan Chase & Co.之直接或間接附屬公司；基於證券及期貨條例規定，J.P. Morgan Chase & Co.被視為擁有此等附屬公司所持股份之權益。

除上文所披露者外，於二零零四年六月三十日，概無任何人士擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露於本公司之股份或相關股份權益或淡倉。

購買股份或債券之安排

除上文所披露者外，於本期間內任何時間本公司或其任何附屬公司並無訂立任何安排，致使本公司之董事可藉購入本公司或任何其他法人團體之股份或債券而獲益，而各董事或主要行政人員或彼等之任何配偶或未滿十八歲子女亦無擁有任何可認購本公司證券之權利或曾行使任何該等權利。

董事之重大合約權益

於本期間之結算日或本期間內任何時間，本公司之董事並無於本公司或其任何附屬公司所訂立之重大合約中直接或間接擁有重大權益。

審核委員會

審核委員會之成員包括大部份獨立非執行董事。審核委員會已和管理層審閱本集團所採用之會計政策及慣例，並曾商討內部監控及財務申報事宜，包括審閱截至二零零四年六月三十日止六個月之未經審核中期財務報表。

符合最佳應用守則

據本公司之董事所知，並無任何資料可合理地顯示本公司目前並無遵守或於本期間內任何時間並無遵守香港聯合交易所有限公司制訂之上市規則附錄十四內所載之最佳應用守則。

購買、出售或贖回股份

本公司或其任何附屬公司於期內概無購買、出售或贖回本公司之股份。

承董事會命
主席兼行政總裁
Horst Julius Pudwill

香港
二零零四年八月十二日

董事會

集團執行董事

Horst Julius Pudwill先生
主席兼行政總裁

鍾志平先生
集團董事總經理

陳建華先生
陳志聰先生
浦上彰夫博士

獨立非執行董事

張定球先生
Joel Arthur Schleicher先生
Christopher Patrick Langley先生

二零零四年財務事項日誌

六月三十日：	六個月中期業績結算日
八月十二日：	公佈二零零四年度中期業績
九月十日：	登記二零零四年度中期股息之截止日期
九月十三日至十七日：	暫停辦理股東登記手續
九月三十日：	寄發中期股息單
十二月三十一日：	財政年度結算日

投資者關係聯絡處

投資者關係及傳訊部
創科實業有限公司
香港新界荃灣
青山道388號
中國染廠大廈24樓
電郵：ir@tti.com.hk

網址

www.ttigroup.com

盈利業績、年報／中期報告可於以上網址瀏覽

股票代號

香港聯合交易所	669
ADR Level 1 Programme	TTNDY

股份過戶登記處

秘書商業服務有限公司
香港灣仔
告士打道中56號
東亞銀行港灣中心地下
電話：(852) 2980 1888
傳真：(852) 2861 0285

美國預託證券託管商

The Bank of New York
101 Barclay Street
22nd Floor-West
New York
NY 10286
USA

主要往來銀行

香港上海匯豐銀行有限公司
德國商業銀行
花旗銀行
渣打銀行
Wachovia Bank, N.A.

律師

張葉司徒陳律師事務所

核數師

德勤•關黃陳方會計師行

公司秘書

陳志聰先生

商標

所有商標均為其各自擁有人之註冊商標。

RIDGID®乃RIDGID, Inc.,之註冊商標。RIDGID, Inc.乃位於美國聖路易斯的Emerson集團(紐約證券交易所：EMR)旗下的Emerson Professional Tools的業務之一。

亞洲

香港

創科實業有限公司
東莞亞洲有限公司

香港辦事處
荃灣青山道388號
中國染廠大廈24樓
電話：(852) 2402 6888
傳真：(852) 2413 5971

Gimelli Laboratories Co. Ltd.
電話：(852) 2413 3923
傳真：(852) 2498 8264

朗廣實業有限公司
電話：(852) 2480 0888
傳真：(852) 2480 1320
www.solarwide.com.hk

創科電業製品(香港)有限公司
電話：(852) 2402 6888
傳真：(852) 3118 1776

荃灣青山道388號
中國染廠大廈18樓

中國

東莞厚街科技電業廠
廣東省東莞市厚街鎮
第三工業區
郵編 523962
電話：(86-769) 558 2172
傳真：(86-769) 558 2575

創科電業製品廠房一
東莞製品廠
廣東省東莞市厚街鎮
三屯管理區上屯村
郵編 523941
電話：(86-769) 558 0962
傳真：(86-769) 558 7962

創科電業製品廠房二
廣東省東莞市厚街鎮
三屯管理區
郵編 523941
電話：(86-769) 558 4125
傳真：(86-769) 558 4135

寶美醫療保健制品廠
朗廣電器制品廠
深圳市寶安區公明鎮
李松村下石家路38號
寶興工業城
郵編 518106
電話：(86-755) 2773 0588
傳真：(86-755) 2773 0433

台灣

利優比股份有限公司
台中市崇德路二段
號9F-4
電話：(886-4) 2241 2542
傳真：(886-4) 2241 2541

北美洲

加拿大

Ryobi Technologies Canada, Inc.
150 Werlich Drive, Unit #5&6
Cambridge, Ontario N1T 1N6
電話：(1-519) 624 2222
傳真：(1-519) 624 0600

美國

Homelite Consumer Products, Inc.
www.homelite.com

Ryobi Technologies, Inc.
www.ryobitools.com

Techtronic Industries North America, Inc.
1428 Pearman Dairy Road
Anderson, South Carolina 29625
電話：(1-864) 226 6511
傳真：(1-864) 261 9435

OWT Industries, Inc.
255 Pumpkintown Hwy.
Pickens, South Carolina 29671
電話：(1-864) 878 6331
傳真：(1-864) 878 7504

Royal Appliance Mfg. Co.
7005 Cochran Road,
Glenwillow, Ohio 44139
電話：(1-440) 996 2000
傳真：(1-440) 996 2027
www.royalappliance.com

歐洲

法國

Ryobi Technologies France SAS
209, rue De La Belle Etoile
Zi Paris Nord 2-95945, Roissy, CDG
電話：(33-1) 4990 1414
傳真：(33-1) 4990 1429
www.ryobi-europe.com

德國

Ryobi Technologies GmbH
Itterpark, 7 D-40724 Hilden
電話：(49-2103) 2958 0
傳真：(49-2103) 2958 29
www.ryobi-europe.com

英國

Ryobi Technologies (UK) Ltd.
Anvil House, Tuns Lane
Henley-on-Thames
Oxfordshire RG9 1SA
電話：(44-1491) 848 700
傳真：(44-1491) 848 701
www.ryobi-europe.com

Vax Ltd.
Quillgold House, Kingswood Road
Hampton Lovett, Droitwich
Worcestershire WR9 0QH
電話：(44-1905) 795 959
傳真：(44-1905) 795 958
www.vax.co.uk

澳大利西亞

澳洲

Ryobi Technologies Australia Pty Ltd.
359-361 Horsley Road
Milperra, NSW 2214
電話：(61-2) 9772 2444
傳真：(61-2) 9774 5705
www.ryobi.com.au

Vax Appliances (Australia) Pty Ltd.
106 Victoria Road
Malaga, WA 6090
電話：(61-8) 9247 8100
傳真：(61-8) 9247 8190
www.vax.com.au

紐西蘭

Ryobi Technologies (New Zealand) Ltd.
27 Clemow Drive
Mount Wellington
Auckland
電話：(64-9) 573 0230
傳真：(64-9) 573 0231
www.ryobi.co.nz

[illegible] • [illegible] • Printed by [illegible]

創科實業有限公司

香港荃灣青山道388號中國染廠大廈24樓

電話：(852) 2402 6888　傳真：(852) 2413 5971

www.ttigroup.com



TECHTRONIC INDUSTRIES COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

US$140,000,000

Zero Coupon Convertible Bonds due 2009

The Zero Coupon Convertible Bonds due 2009 in the aggregate principal amount of US$140,000,000 (the "Bonds") will be issued by Techtronic Industries Company Limited (the "Issuer" or "TTI").

Each Bond will, at the option of the holder, be convertible (unless previously redeemed, converted or purchased and cancelled) on and after 7 August 2004 up to and including 1 July 2009 into fully paid ordinary shares with a par value of HK$0.10 each of the Issuer (the "Shares") at an initial conversion price of HK$16.56 per Share (the "Conversion Price"). The Conversion Price is subject to adjustment in the circumstances described under "Terms and Conditions of the Bonds — Conversion". The closing price of the Shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") on 16 June 2004 was HK$12.00 per Share.

In lieu of delivery of some or all of the Shares required to be delivered upon the valid exercise of a conversion right, the Issuer may elect to make a cash settlement payment in respect of all or any portion of a holder's Bonds deposited for conversion. See "Terms and Conditions of the Bonds — Conversion — Conversion Procedure — Cash Settlement Option".

The Bonds will not bear interest except in limited circumstances. Unless previously redeemed, converted or purchased and cancelled, the Bonds will be redeemed at 107.76 per cent. of their principal amount on 8 July 2009. All or some of the Bonds may be redeemed at the option of the relevant holder on 8 July 2007 at 104.59 per cent. of their principal amount. On or at any time after 8 July 2007, the Issuer may redeem from time to time all or (save in the circumstances described in item (ii) below, in which case all the Bonds must be redeemed) some only (being US$1,000,000 in principal amount or integral multiples thereof) of the Bonds, at any time prior to maturity, at the relevant Early Redemption Amount (as defined in the Terms and Conditions), provided, however, that no such redemption may be made unless either (i) for each of 30 consecutive Trading Days (as defined in the Terms and Conditions), the last day of which period occurs no more than 5 Trading Days prior to the date upon which notice of such redemption is published, the closing price of the Shares was at least 130 per cent. of the then prevailing Conversion Price translated into US dollars at the Fixed Rate (as defined in the Terms and Conditions) on the relevant Trading Day or (ii) at least 90 per cent. in principal amount of the Bonds has already been converted, redeemed or purchased and cancelled. The Bonds may also be redeemed at the option of the holders at the Early Redemption Amount on the occurrence of a Change of Control or a De-Listing (each as defined in the Terms and Conditions) of the Issuer. All, but not some only, of the Bonds may be redeemed at any time at their Early Redemption Amount, together with accrued interest, in the event of certain changes relating to Hong Kong taxation. See "Terms and Conditions of the Bonds — Redemption, Purchase and Cancellation".

Application has been made to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Bonds by way of selectively marketed securities (as defined in the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the "Listing Rules")) and such permission is expected to become effective on 9 July 2004. The Shares are currently listed on the Hong Kong Stock Exchange. Application has been made to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Shares issuable upon conversion of the Bonds.

Investing in the Bonds and the Shares involves certain risks. See "Risk Factors" beginning on page 10.

Issue Price: 100 per cent.

The Bonds and the Shares to be issued upon conversion of the Bonds have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and, subject to certain exceptions, may not be offered or sold within the United States.

For a description of these and certain further restrictions on offers and sales of the Bonds and the Shares to be issued upon conversion of the Bonds and the distribution of this Offering Circular, see "Subscription and Sale".

The Bonds will be represented by beneficial interests in a global certificate (the "Global Certificate") in registered form, without interest coupons attached, which will be registered in the name of a nominee of, and shall be deposited on or about 8 July 2004 (the "Closing Date"), with a common depositary for, Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream").

Beneficial interests in the Global Certificate will be shown on, and transfers thereof will be effected only through, records maintained by Euroclear and Clearstream. Except as described herein, certificates for Bonds will not be issued in exchange for interests in the Global Certificate.

Joint Global Coordinators and Joint Bookrunners


ABN·AMRO ROTHSCHILD


HSBC

The date of this Offering Circular is 6 July 2004

enquiries, confirms that (i) this Offering Circular contains all information with respect to the Issuer, its subsidiaries and associated companies, (collectively, the "Group"), and the issue of the Bonds and the Shares, which is material in the context of the issue and offering of the Bonds, (ii) the statements contained in it relating to the Issuer and the Group are in every material respect true and accurate and not misleading, and (iii) the opinions and intentions expressed in this Offering Circular with regard to the Issuer and the Group are honestly held, have been reached after considering all relevant circumstances and are based on reasonable assumptions; there are no other facts in relation to the Issuer, the Group, the Bonds or the Shares the omission of which would, in the context of the issue and offering of the Bonds, make any statement in this Offering Circular misleading in any material respect and all reasonable enquiries have been made by the Issuer to ascertain such facts and to verify the accuracy of all such information and statements. In addition, the Issuer accepts full responsibility for the accuracy of the information contained in this Offering Circular.

No person has been or is authorised to give any information or to make any representation concerning the Issuer, the Group, the jointly controlled entities, the Bonds or the Shares other than as contained herein and, if given or made, any such other information or representation should not be relied upon as having been authorised by the Issuer, the Lead Managers, the Trustee or the Agents. Neither the delivery of this Offering Circular nor any offering, sale or delivery made in connection with the issue of the Bonds shall, under any circumstances, constitute a representation that there has been no change or development reasonably likely to involve a change in the affairs of the Issuer, the Group or the jointly controlled entities or any of them since the date hereof or create any implication that the information contained herein is correct as of any date subsequent to the date hereof. This Offering Circular does not constitute an offer of, or an invitation by or on behalf of the Issuer, the Lead Managers, the Trustee or the Agents to subscribe for or purchase any of, the Bonds or Shares and may not be used for the purpose of an offer to, or a solicitation by, anyone in any jurisdiction or in any circumstances in which such offer or solicitation is not authorised or is unlawful. This Offering Circular is not intended to invite offers to subscribe for or purchase Shares.

No representation or warranty, express or implied, is made or given by the Lead Managers, the Trustee or the Agents as to the accuracy, completeness or sufficiency of the information contained in this Offering Circular, and nothing contained in this Offering Circular is, or shall be relied upon as, a promise, representation or warranty by the Lead Managers, the Trustee or the Agents. This Offering Circular is not intended to provide the basis of any credit or other evaluation nor should it be considered as a recommendation by either the Issuer, the Lead Managers, the Trustee or the Agents that any recipient of this Offering Circular should purchase the Bonds. Each potential purchaser of the Bonds should determine for itself the relevance of the information contained in this Offering Circular and its purchase of the Bonds should be based upon such investigations with its own tax, legal and business advisers as it deems necessary.

This Offering Circular has been prepared by the Issuer solely for use in connection with the proposed offering of the Bonds described in this Offering Circular. The distribution of this Offering Circular and the offering of the Bonds in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Issuer and the Lead Managers to inform themselves about and to observe any such restrictions. No action is being taken to permit a public offering of the Bonds or Shares deliverable upon conversion of the Bonds or the distribution of this Offering Circular in any jurisdiction where action would be required for such purposes. There are restrictions on the offer and sale of the Bonds and Shares deliverable on conversion or redemption of the Bonds, and the circulation of documents relating thereto, in certain jurisdictions including the United States, the United Kingdom, Japan, Singapore and Hong Kong, and to persons connected therewith. For a description of certain further restrictions on offers, sales and resales of the Bonds and distribution of this Offering Circular, see "Subscription and Sale".

for a discussion of certain factors to be considered in connection with an investment in the Bonds.

Each person receiving this Offering Circular acknowledges that such person has not relied on the Lead Managers or any person affiliated with the Lead Managers in connection with its investigation of the accuracy of such information or its investment decision.

The Hong Kong Stock Exchange takes no responsibility for the contents of this Offering Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Offering Circular.

Unless otherwise specified or the context requires, references herein to "Hong Kong dollars", "HK dollars" and "HK$" are to the lawful currency of Hong Kong, references herein to "US dollars" or "US$" are to the lawful currency of the United States of America (the "US"), references herein to "Renminbi" or "RMB" are to the lawful currency of the People's Republic of China (the "PRC"), references to "HKFRS" are to Hong Kong Financial Reporting Standards and references to "IFRS" are to International Financial Reporting Standards. For convenience only and unless otherwise noted, all translations from HK dollars into US dollars in this Offering Circular were made at the rate of HK$7.7941 to US$1.00, being the noon buying rates in New York City for cable transfers on 28 May 2004. No representation is made that the HK dollar or US dollar amounts referred to in this Offering Circular could have been or could be converted into US dollars or HK dollars, as the case may be, at any particular rate or at all. For further information relating to exchange rates, see "Exchange Rates".

In this Offering Circular, where information has been presented in thousands or millions of units, amounts may have been rounded up or down. Accordingly, totals of columns or rows of numbers in tables may not be equal to the apparent total of the individual items and actual numbers may differ from those contained herein due to rounding. References to information in billions of units are to the equivalent of a thousand million units.

IN CONNECTION WITH THIS ISSUE, ABN AMRO BANK N.V. (HONG KONG BRANCH) AND NM ROTHSCHILD & SONS (HONG KONG) LIMITED, ACTING THROUGH ABN AMRO BANK N.V. (HONG KONG BRANCH), ON BEHALF OF THE LEAD MANAGERS MAY (TO THE EXTENT PERMITTED BY APPLICABLE LAWS) OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE BONDS AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL FOR A LIMITED PERIOD AFTER THE CLOSING DATE. HOWEVER, THERE MAY BE NO OBLIGATION ON THE LEAD MANAGERS TO DO THIS. SUCH STABILISING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME, AND MUST BE BROUGHT TO AN END AFTER A LIMITED PERIOD.

Page

Summary 1

Summary Financial Information 3

The Offering 7

Risk Factors 10

Terms and Conditions of the Bonds 15

The Global Certificate 44

Use of Proceeds 46

Capitalisation and Indebtedness 47

Description of the Group 48

Substantial Shareholders' and Directors' Interests 63

Dividends 66

Management Discussion and Analysis of Financial Condition and Results of Operations 67

Description of the Shares 72

Market Price Information 77

Exchange Rates 78

Taxation 79

Subscription and Sale 81

General Information 84

Summary of Certain Differences Between HKFRS and IFRS 86

The audited consolidated financial statements of the Issuer which are contained in the Annual Reports of the Issuer for the years ended 31 December 2001, 2002 and 2003 are incorporated by reference in this Offering Circular. Copies of the accounts are available and may be (i) obtained free of charge at the registered office of the Issuer at 24/F, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong or (ii) downloaded free of charge from the Issuer's website on the internet at www.ttigroup.com.

The Issuer has made forward-looking statements in this Offering Circular regarding, among other things, the Issuer's financial condition, future expansion plans and business strategy. These forward-looking statements are based on the Issuer's current expectations about future events. Although the Issuer believes that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions, including, among other things:

- risks associated with international global business activities;
- general economic and political conditions;
- possible disruptions to commercial activities due to nature and human induced disasters, including terrorist activities and armed conflict;
- fluctuations in foreign currency exchange rates; and
- those other risks identified in the "Risks Factors" section of this Offering Circular.

The words "anticipate," "believe," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify a number of these forward-looking statements. The Issuer undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Offering Circular might not occur and the Issuer's actual results could differ materially from those anticipated in these forward-looking statements.

The summary below is only intended to provide a very limited overview of information described in more detail elsewhere in this Offering Circular. As it is a summary, it does not contain all of the information that may be important to investors and terms defined elsewhere in this Offering Circular shall have the same meanings when used in this Summary. You should therefore read this Offering Circular in its entirety.

TTI is a limited liability company incorporated under the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (the "Companies Ordinance") on 24 May 1985. TTI, together with its operating subsidiaries, including OWT, Homelite and Royal, is a world-leading manufacturer of innovative home improvement power tools and outdoor products, floor care appliances and electronic measuring products. TTI's operations are divided primarily into three categories:

- Power tools and outdoor products
- Floor care appliances
- Solar and electronic products

TTI manufactures and sells its products under its own globally recognised leading brands, namely, Ryobi®, Homelite®, VAX®, Royal®, Dirt Devil® and Regina®. TTI also manufactures products on a private label basis to reputable innovative brand name customers such as Sears' Craftsman® and RIDGID® series.

TTI initially began as an Original Equipment Manufacturer ("OEM") for some of the best-known names in the power tool industry such as Ryobi, Bosch and Sears. TTI subsequently expanded its capabilities into product design and development to become an Original Design Manufacturer ("ODM") and further evolved into an Own Brand Manufacturer ("OBM") when it acquired Ryobi's North American power tool products business in August 2000. TTI made further steps towards its vision of becoming a global OBM when it acquired Ryobi's power tool products business in Europe, Australia and New Zealand in August 2001 and February 2002, respectively. In November 2001, TTI expanded into the consumer outdoor products business with the acquisition of Homelite. It recently further expanded its outdoor products business by acquiring Ryobi's outdoor products brand licence in North America in January 2004. TTI is now the exclusive holder of the Ryobi brand licence for both power tools, floor care and outdoor power equipment in North America, Europe, Australia and New Zealand. TTI entered the floor care business by acquiring VAX in September 1999. It subsequently expanded its floor care business with the acquisition of the Regina brand in early 2003 and Royal in April 2003. The Royal acquisition brought into the TTI floor care portfolio the Dirt Devil and Royal brands.

Headquartered in Hong Kong, TTI's principal manufacturing plants are located in the PRC with additional production facilities in North America. In-house research and marketing centers are located in Hong Kong, the US, the United Kingdom (the "UK"), Germany and other countries.

TTI has been listed on the Hong Kong Stock Exchange since 1990. As of 2 July 2004, TTI had a market capitalization of US$2,152,224,366 based on 1,336,625,652 Shares.

TTI has received various awards and accolades from its customers and the Hong Kong business community over the past few years, including:

- Named by *Asiamoney* as one of the "Best Small Companies" and one of the "Overall Best Investor Relations' Companies" in 2003
- "Partner of the Year" from the Hardware Department of the Canadian arm of The Home Depot in 2003

- "Bullseye Award for Excellence" from the Target Corp in 2003

- "Hardware Vendor of the Year" from The Home Depot in October 2002

- "Innovator of the Year" from The Home Depot in October 2002 for TTI's Ryobi line of products

- "Partners in Progress Award" from Sears for 14 consecutive years since 1988, in recognition of excellence in delivery, product marketability and product quality

- "International Award" from the SCMP/DHL Hong Kong Business Awards 2001

The "International Award" is one of the most prestigious awards received by TTI to date, and represents one of the highest accolades in Hong Kong's business circles. To achieve this award, TTI had to demonstrate, throughout the five years prior to receiving this award, that TTI penetrated new markets or substantially increased its presence successfully overseas, thereby enhancing Hong Kong's international corporate reputation.

Dedicated to the progressive implementation of its competitive strategies, TTI has grown significantly since it was first listed on the Hong Kong Stock Exchange in 1990. TTI achieved its 9th consecutive year of double-digit growth, recording a 38.9% increase in turnover from HK$9,493 million (US$1,218 million) for the year ended 31 December 2002 to HK$13,183 million (US$1,691 million) for the year ended 31 December 2003, with a growth in net profits of 63.2% from HK$413 million (US$53 million) to HK$674 million (US$86 million). Between 1998 and 2003, TTI grew its turnover at a 39.1% compound annual growth rate ("CAGR") and increased its net profits at a 38.9% CAGR. TTI has historically generated substantial cash flow, allowing TTI to maintain conservative leverage ratios.

TTI's solid performance in 2003 was driven by a growth in turnover from the Power Tools and Outdoor Products sectors (over 25% growth versus 2002) and significant turnover acceleration in the Floor Care division (over 92% growth) mainly as a result of the consolidation of financials of Royal, which TTI acquired in April 2003.

The following tables set forth the summary consolidated financial of the Issuer as at and for the periods indicated. The summary audited consolidated financial information as at and for the years ended 31 December 2001, 2002 and 2003 set forth below are extracted from the previously published Issuer's audited consolidated financial statements as explained in the following paragraph and should be read in conjunction with the previously published audited consolidated financial statements of the Issuer for each of the three years ended 31 December 2001, 2002 and 2003 (including the audited consolidated profit and loss accounts of the Issuer for each of the three years ended 31 December 2001, 2002 and 2003 and the audited consolidated balance sheets of the Issuer as at 31 December 2001, 2002 and 2003) and the notes thereto included elsewhere in this Offering Circular. Certain items in the consolidated financial statements of the Issuer as at and for the years ended 31 December 2001, 2002 and 2003 have been aggregated for the purpose of presentation of the summary financial information in the tables below.

The figures for the year ended 31 December 2003 have been extracted from the Issuer's audited financial statements for the year ended 31 December 2003. The figures for the year ended 31 December 2002 have been extracted from the Issuer's audited consolidated financial statements for the year ended 31 December 2003 since the comparatives for the year ended 31 December 2002 have been restated to reflect the changes in accounting policy on adoption of Statement of Standard Accounting Practice ("SSAP") 12 (Revised) "Income taxes" issued by the Hong Kong Society of Accountants during 2003. The figures for the year ended 31 December 2001 have been extracted from the Issuer's consolidated financial statements for the year ended 31 December 2001. No such restatement to reflect changes in accounting policy on the adoption of SSAP 12 (Revised) has been made for the figures for the year ended 31 December 2001 set out below.

The Issuer's consolidated financial statements are prepared and presented in accordance with HKFRS. HKFRS differs in certain respects from IFRS. For a discussion of the differences between HKFRS and IFRS, see "Summary of Certain Differences Between HKFRS and IFRS".

	(audited)		
	Years ended 31 December		
	2003	2002[(1)]	2001
	(in thousands of Hong Kong dollars, except per share data)		
Turnover	13,182,808	9,492,938	6,101,140
Cost of sales	(9,284,759)	(7,025,629)	(4,594,011)
Gross profit	3,898,049	2,467,309	1,507,129
Other revenue	56,318	69,233	41,396
Selling, distribution, advertising and warranty expenses	(1,574,549)	(1,018,925)	(516,684)
Administrative expenses	(1,246,615)	(826,075)	(595,698)
Research and development costs	(268,244)	(111,784)	(79,931)
Profit from operations	864,959	579,758	356,212
Finance costs	(95,731)	(83,978)	(91,000)
Profit before share of results of associates and taxation	769,228	495,780	265,212
Share of results of associates	(987)	121	(300)
Profit before taxation	768,241	495,901	264,912
Taxation	(66,811)	(70,246)	(22,940)
Profit before minority interests	701,430	425,655	241,972
Minority interests	(27,457)	(12,241)	(3,125)
Profit for the year	673,973	413,414	238,847
Dividend Paid	113,251	83,755	60,057
Earnings per share			
Basic	HK$1.03	66.0 cents	42.02 cents
Diluted	HK$1.01	66.0 cents	41.83 cents

Note: (1) See second paragraph of page 3 for details.

	2003	2002[1]	2001
	(in thousands of Hong Kong dollars)		
Assets			
Non-current assets			
Property, plant and equipment	904,356	846,766	678,629
Goodwill	652,760	107,714	83,815
Negative goodwill	(33,175)	(37,481)	(26,722)
Intangible assets	25,154	12,858	5,759
Interests in associates	118,394	117,265	108,366
Investments in securities	41,419	55,447	60,530
Deposit for acquisition of a subsidiary	—	—	148,200
Deferred tax assets	273,937	168,196	21,193
Other assets	1,195	1,195	1,195
	1,984,040	1,271,960	1,080,965
Current assets			
Inventories	2,491,650	1,592,034	799,975
Trade and other receivables	2,197,789	1,213,434	598,361
Deposits and prepayments	293,408	197,997	309,448
Bills receivable	36,409	261,186	331,431
Investments in securities	5,575	7,385	4,899
Tax recoverable	51,274	16,858	—
Trade receivable from associates	48	6,760	2,511
Pledged bank deposit	—	—	27,300
Bank balance, deposits and cash	2,586,075	1,855,491	616,739
	7,662,228	5,151,145	2,690,664
Current liabilities			
Trade and other payables	2,084,198	1,462,030	1,102,700
Bills payable	2,809,963	1,613,634	602,903
Warranty provision	208,552	79,315	26,979
Trade payable to an associate	3,230	—	—
Tax payable	68,114	52,787	12,149
Obligations under finance leases — due within one year	5,485	7,336	10,263
Borrowings — due within one year	497,975	781,156	217,060
	5,677,517	3,996,258	1,972,054
Net current assets	1,984,711	1,154,887	718,610
Total assets less current liabilities	3,968,751	2,426,847	1,799,575

Note: (1) See second paragraph of page 3 for details.

	2003	2002[1]	2001
	(in thousands of Hong Kong dollars)		
Capital and Reserves			
Share capital	132,497	129,143	114,903
Reserves	2,380,387	1,698,794	988,471
	2,512,884	1,827,937	1,103,374
Minority Interests	46,374	18,917	9,977
Non-current Liabilities			
Obligations under finance leases — due after one year	14,261	3,497	8,721
Borrowings — due after one year	1,348,497	554,059	675,967
Deferred tax liabilities	46,735	22,437	1,536
	1,409,493	579,993	686,224
	3,968,751	2,426,847	1,799,575

Note: (1) See second paragraph of page 3 for details.

Phrases used in this summary and not otherwise defined shall have the meanings given to them in "Terms and Conditions of the Bonds".

Issuer.	Techtronic Industries Company Limited
Lead Managers.	ABN AMRO Bank N.V. (Hong Kong Branch) and NM Rothschild & Sons (Hong Kong) Limited, each trading as ABN AMRO Rothschild and The Hongkong and Shanghai Banking Corporation Limited
Issue	US$140,000,000 aggregate principal amount of Zero Coupon Convertible Bonds due 2009, convertible into fully-paid ordinary shares with par value of HK$0.10 each of the Issuer (the "Bonds").
Issue Price	100 per cent.
Denomination	US$1,000 and integral multiples thereof.
Interest	The Bonds do not bear interest.
Closing Date	8 July 2004.
Negative Pledge.	So long as any Bond remains outstanding (as defined in the Trust Deed), the Issuer will not create or permit to subsist, and the Issuer will procure that no Subsidiary (as defined in the Terms and Conditions) creates or permits to subsist, any mortgage, charge, pledge, lien or other form of encumbrance or security interest ("Security") upon the whole or any part of its undertaking, assets or revenues, present or future, to secure any Investment Securities (as defined in the Terms and Conditions) or to secure any guarantee of or indemnity in respect of any Investment Securities unless, at the same time or prior thereto, the Issuer's obligations under the Bonds and the Trust Deed (a) are secured equally and rateably therewith, or (b) have the benefit of such other security, guarantee, indemnity or other arrangement as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Bondholders.
Conversion Period for the Bonds	From and including 7 August 2004 up to and including the close of business (at the place where the certificate evidencing such Bond is deposited for conversion) on 1 July 2009 or, if the Bonds shall have been called for redemption before 8 July 2009, then up to a date no later than seven business days prior to the date fixed for redemption thereof.

as translated into US dollars at the fixed rate of US$1.00 = HK$7.7977 (the "Fixed Rate")) which will be subject to adjustment for, amongst other things, subdivision or consolidation of Shares, bonus issues, rights issues and other dilutive events.

Cash Settlement Option . . . .

In lieu of delivery of some or all of the Shares required to be delivered upon the valid exercise of a conversion right, the Issuer may elect to make a cash settlement payment in respect of all or any portion of a holder's Bonds deposited for conversion. See "Terms and Conditions of the Bonds — Conversion — Conversion Procedure — Cash Settlement Option".

Final Redemption. . . . .

Unless previously redeemed, converted or purchased and cancelled in the circumstances referred to in the Terms and Conditions, the Bonds will be redeemed on 8 July 2009 at 107.76 per cent. of their principal amount.

Redemption at the Option of the Issuer . . . .

On or at any time after 8 July 2007 and prior to the Maturity Date (as defined in the Terms and Conditions), the Issuer may redeem from time to time all or (save in the circumstances described in item (b) below, in which case all the Bonds must be redeemed) some only (being US$1,000,000 in principal amount or integral multiples thereof) of the Bonds at the relevant Early Redemption Amount (as defined in the Terms and Conditions) if (a) the closing price of the Shares (as defined in the Terms and Conditions), converted into US dollars at the Prevailing Rate, for each of 30 consecutive Trading Days, the last of which occurs not more than 5 Trading Days prior to the date upon which notice of such redemption is published, was at least 130 per cent. of the then prevailing Conversion Price translated into US dollars at the Fixed Rate on the relevant Trading Day or (b) at least 90 per cent. in principal amount of the Bonds has already been converted, redeemed or purchased and cancelled.

Tax Redemption . . . .

The Issuer may redeem all, but not some only, of the Bonds at the Early Redemption Amount in the event of certain changes in Hong Kong taxation. See "Terms and Conditions of the Bonds — Taxation".

Redemption at the Option of the Bondholders . . . .

On 8 July 2007, the holder of each Bond will have the right at such holder's option, to require the Issuer to redeem all or some only of the Bonds at 104.59 per cent. of their principal amount. In addition, following the occurrence of a Change of Control or a De-Listing (each as defined in the Terms and Conditions) of the Issuer, the holder of each Bond shall have the right at such holder's option, to require the Issuer to redeem all or some only of the Bonds on the Relevant Event Put Date (as defined in the Terms and Conditions) at the Early Redemption Amount.

Global Certificate, which will be registered in the name of a nominee of, and deposited on the Closing Date with a common depositary for, Euroclear and Clearstream. Beneficial interests in the Global Certificate will be shown on and transfers thereof will be effected only through records maintained by Euroclear and Clearstream. Except as described herein, certificates for Bonds will not be issued in exchange for beneficial interests in the Global Certificate.

Governing Law . . . . English law

Trustee . . . . The Bank of New York

Listing and Trading . . . . Application has been made to list the Bonds and the Shares issuable upon conversion of the Bonds on the Hong Kong Stock Exchange.

The Shares are currently, and those Shares to be issued upon conversion of the Bonds will be, listed on the Hong Kong Stock Exchange.

Prior to making any investment decision, prospective investors should consider carefully all of the information in this Offering Circular, including the risks and uncertainties described below. The business, financial condition or results of operations of the Group could be materially adversely affected by any of these risks. Additional considerations and uncertainties not presently known to the Issuer or which the Issuer currently deems immaterial, may also have an adverse effect on an investment in the Bonds.

RISKS RELATING TO THE GROUP'S BUSINESS

The Group

The Issuer relies on dividends, other distributions on equity and other payments paid by its subsidiaries to fund any cash requirements it may have.

The Issuer is principally a holding company. The Issuer relies on dividends and other distributions on equity paid by its subsidiaries, its associated companies and its jointly controlled entities and service fees for its cash requirements in excess of any cash raised from investors and retained by it. The Issuer's subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on the Bonds or to provide the Issuer with funds for the Issuer's payment obligations, whether by dividends, distributions, loans or other payments. Any payment of dividends, distributions, loans or advances by the Issuer's subsidiaries will also be contingent upon their earnings and could be subject to contractual restrictions. If any of the Issuer's subsidiaries incurs debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to the Issuer.

The Group relies on key researchers and engineers, senior management and production facility operators, and the loss of the services of any such personnel or the inability to attract and retain them may negatively affect its business.

The Group's success depends to a significant extent upon the continued service of its research and development and engineering personnel, and on its ability to continue to attract, retain and motivate qualified researchers and engineers, especially during periods of rapid growth. In particular, the Group's focus on leading the market in introducing new products and advanced manufacturing processes has meant that it must aggressively recruit engineers with expertise in cutting-edge technologies.

The Group also depends on the continued services of experienced key senior management in particular its Chairman and Chief Executive Officer, Horst Julius Pudwill and its Managing Director, Roy Chi Ping Chung, and if it loses their services, it would be difficult to find and integrate replacement personnel in a timely manner, or at all.

The loss of the services of any of the Group's research and development and engineering personnel, key senior management or skilled operators without adequate replacement, or the inability to attract new qualified personnel, would have a material adverse effect on the Group's operations.

A downturn in the business of the Group's key customers could reduce the Group's sales and profitability.

A relatively small number of key customers, including The Home Depot, Inc. ("The Home Depot") and Sears, Roebuck and Company ("Sears") currently account for a significant portion of the Group's sales revenue. In the aggregate, sales to the Group's top 5 customers accounted for

long term supply contracts in place with certain of these key customers, there are no assurances that these relationships will continue to yield the same level of sales and revenue in the future.

If the Group is unable to effectively manage seasonal fluctuations in the demand for the Group's products, its business and profitability may be adversely affected.

The Group has in the past experienced, and the Group expects to continue to experience, seasonal fluctuations in the demand for its products. In particular, the Group generally operates at a higher capacity utilisation level during the third and fourth quarters of the year. If the Group is unable to increase its manufacturing capacity to meet seasonal or additional future demand on a timely basis, its customers may seek other manufacturing sources to meet their needs and its business and profitability may be adversely affected. In addition, if the Group is unable to effectively manage its manufacturing capacity during a seasonal downturn in demand, its results of operations would also be adversely affected.

The financial condition of the Group may be adversely affected if it cannot introduce new products to adapt to rapidly evolving customer needs and advancements in technology.

The Group's success will depend greatly on its ability to anticipate and respond to emerging consumer demands on a timely basis. Any delay in the development of commercially successful products with reliable quality and advanced features may adversely affect the Group's business. In addition, advances in technology typically lead to rapid declines in sales volumes for products made with older technologies and may lead to certain products becoming less competitive in the marketplace, or even obsolete.

As a result, the Group is investing large sums in the development and marketing of new products and services. These investments might be made in unproven technologies or for products with no proven markets and may therefore yield limited returns. The Group cannot provide assurance that it will be able to continue to successfully develop new products through its research and development efforts or by obtaining technology licenses or that it will keep pace with technological changes in the marketplace.

The Group's business depends in part on its ability to obtain and preserve intellectual property rights.

The Group's ability to compete successfully and achieve future growth will depend, in part, on its ability to protect its proprietary technology. The Group relies on patents, copyrights and trade secret protection rights to protect some of its proprietary technologies and products. The Group cannot ensure that these measures will provide meaningful protection of its intellectual property or commercial advantage. For example, its competitors may be able to use its technologies to develop similar or superior products, and the Group may not have sufficient financial and legal resources to protect and enforce its rights. Currently, in excess of 90% of the Group's patents have been registered in a number of countries including the US, Germany, France, UK and Australia. The Group intends to continue to file patent applications when appropriate to protect its proprietary technologies, but the process of seeking patent protection can be lengthy and expensive. In addition, patents may not be issued for pending or future application. Furthermore, if patents are issued, they may be challenged, invalidated or circumvented. Moreover, the various countries in which the Group market its products may not protect its intellectual property rights to the same extent as does the US and Europe.

The Group may need to enforce its patents or other intellectual property rights or defend itself against alleged infringement of the rights of others through litigation and other dispute resolution mechanisms, which could result in substantial cost and diversion of the Group's resources. If the Group faces claims and litigation relating to patent infringement or other intellectual property matters, its business could suffer.

Ability to compete successfully also depends, in a large part, on the ability to operate without infringing the proprietary rights of others. The Group may not be aware of the intellectual property rights of competitors or other third parties, or familiar with the laws governing those rights in other countries in which its products are or may be sold. As the number of patents, copyrights and other intellectual property rights in the Group's industry increases, the Group and other companies in its industry will face more frequent intellectual property infringement claims. The Group has, in the past, received notices from competitors or other third parties alleging that processes used in manufacturing its products or providing its services infringe on the intellectual property rights of third parties. Although there are no material pending or threatened intellectual property lawsuits against the Group, it may face litigation or patent infringement claims in the future. If any third party makes a valid claim against the Group, it could be required to:

- discontinue the use of certain processes;
- cease the manufacture, use, import and sale of infringing products;
- pay substantial damages;
- acquire licenses to the technology the Group had allegedly infringed; or
- seek to develop, if feasible, alternative non-infringing technologies.

The Group's business, financial condition and results of operations could be materially and adversely affected by any of these developments.

Product defects resulting in a large-scale product recall or successful product liability claims against the Group could result in significant costs or negatively impact the Group's reputation.

The Group is sometimes exposed to warranty and product liability claims with respect to its products. However, the Group has not experienced a significant product recall or large-scale warranty claim. There can be no assurance that the Group will not experience material product liability losses arising from such claims in the future and that these will not have a negative impact on the Group's reputation and, consequently, its sales. The Group generally records warranty provisions in its accounts based on historical defect rates, but there can be no assurance that these warranty provisions will be adequate for liabilities ultimately incurred.

The Group relies on suppliers for raw materials and may be unable to obtain raw materials in a timely and cost-effective manner.

The Group must obtain sufficient quantities of raw materials at acceptable prices in a timely manner. The Group sources most of its raw materials from a limited group of suppliers, mostly from the PRC. In addition, the Group purchases its materials on a purchase order basis and has no long-term contracts with any of its suppliers. The Group has occasionally experienced short-term effects due to price fluctuations. If a significant shortage of raw materials were to occur and the Group was to be unable to obtain raw materials from its suppliers in a timely and cost-effective manner, its operating results would be materially adversely affected.

plants could delay increases in its capacity, adversely affecting its operating results.

The Group's success depends in part on its ability to meet the rising demand for new innovative products globally. If the Group is unable to obtain new equipment on a timely basis, or if there occur delays or other constraints in the expansion or construction of its manufacturing plants, it may not be able to complete its expansions plans in time, or at all, which may have a material adverse effect on its operating results. The Group is currently in the process of transferring the Royal's "back-end" engineering and manufacturing functions to Asia. The relocation is expected to be completed by end of 2004. In addition, the Group has begun construction of a major new manufacturing and research and development complex close to its existing facilities in southern parts of the PRC. The construction of the first phase is expected to be completed in 2005 and the final completion is expected to be completed in 2007. There may be a chance that the relocation and/or the construction will not complete in a timely manner which may have a negative impact on the Group's operations.

The Group and its suppliers are vulnerable to natural disasters and other events outside their control, the occurrence of which may seriously harm the Group's business.

The Group's operations and those of its suppliers in the PRC are particularly vulnerable to earthquakes, floods, typhoons, power losses, and other natural disasters. Disruption of operations due to such natural disasters could cause delays in shipments of the Group's products, which could lead its customers to obtain products from other sources. In addition, as a result of the growth in companies relocating their manufacturing base to the PRC, severe constraints have been placed on the water and electricity supply in the region where most companies are located. Any shortages of water or electricity could have a material and adverse effect on the Group's operations.

Regulatory, political and economic developments in the PRC may affect the Group's ability to expand its manufacturing operations into the PRC.

The Group plans to expand its manufacturing operations into the PRC, whether through acquisitions, joint ventures or other arrangements, will expose the Group to a number of additional risks, including unexpected changes in regulatory requirements, potentially adverse tax and regulatory consequences, export and import restrictions and controls, currency exchange restrictions, tariffs and other trade barriers, political instability and fluctuations in currency exchange rates. Any one of these factors could have a material adverse effect on the Group's results of operations.

Disruptions in the international trading environment may seriously decrease the Group's international sales.

The sales of the Group are made to overseas customers with a substantial portion of the Group's net sales derived from sales to customers located in the US. As a result, the Group's business will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest, war or escalation of hostilities in the international community and international economic downturns. These disruptions in the international trading environment may affect the demand for their products and change the terms upon which the Group sells their products overseas, which could seriously decrease its revenues.

The Group is subject to risks associated with the PRC legal system.

Since 1979, many laws and regulations dealing with general economic matters or particular economic activities have been promulgated in the PRC. However, enforcement of existing laws and regulations may be uncertain and sporadic, and implementation and interpretation thereof may be inconsistent. The PRC judiciary is relatively inexperienced in enforcing the laws and regulations that currently exist, leading to a degree of uncertainty as to the outcome of any litigation. Further, it may be difficult to obtain swift and equitable enforcement, or to obtain enforcement of a judgment by a court of another jurisdiction. The PRC's legal system is based on written statutes and, therefore,

may be subject to policy changes. As the PRC legal system develops, changes in such legislation or interpretation thereof may have an adverse effect on our module assembly operations or future expansion plans.

The Group could face increasing competition which may adversely affect its market share and profitability.

TTI's revenue growth has partly been the result of gaining market share from competitors in its key markets, in particular the US. While TTI believes it has several competitive advantages, some of TTI's competitors may over time react to TTI's increasing market share by switching their manufacturing base to lower cost countries, introducing new products, reducing price levels or conducting more aggressive promotions. More intense competition could negatively impact TTI's market share, put pressure on TTI to reduce its price levels or take other actions to maintain its market share, which all could adversely affect TTI's profitability.

RISKS RELATING TO THE BONDS

If an active trading market for the Bonds does not develop, the price of the Bonds may suffer and may decline below the initial offering price.

There can be no assurance as to the liquidity of the Bonds or that an active trading market will develop. If such a market were to develop, the Bonds could trade at prices that may be higher or lower than the initial issue price depending on many factors, including prevailing interest rates, the Issuer's operations and the market for similar securities. The Lead Managers are not obliged to make a market in the Bonds and any such market making, if commenced, may be discontinued at any time at the sole discretion of the Lead Managers. Although an application has been made to have the Bonds listed on the Hong Kong Stock Exchange, no assurance can be given as to the liquidity of, or trading market for, the Bonds.

There may be less publicly available information about the Issuer than is available in certain other jurisdictions and the Issuer's financial statements are prepared and presented in accordance with HKFRS.

There may be less publicly available information about companies listed in Hong Kong such as the Issuer than is regularly made available by public companies in certain other countries. In addition, the Issuer's financial statements are prepared and presented in accordance with HKFRS, which differs in certain significant respects from IFRS. See "Summary of Certain Differences Between HKFRS and IFRS".

Conversion of the Bonds will dilute the ownership interest of existing shareholders and could adversely affect the market price of the Shares.

The conversion of some or all of the Bonds will dilute the ownership interests of existing shareholders. Any sales in the public market of the Shares issuable upon such conversion could adversely affect prevailing market prices for the Shares. In addition, the existence of the Bonds may encourage short selling of the Shares by market participants.

The following other than the words in italics is the text of the Terms and Conditions (the "Conditions") of the Bonds, which includes summaries of, and is subject to, the more detailed provisions of the Trust Deed referred to below. You are urged to read the Trust Deed in its entirety as it defines your rights and obligations as a holder of the Bonds:

The issue of the US$140,000,000 aggregate principal amount of Zero Coupon Convertible Bonds due 2009 (the "Bonds", which term shall include, unless the context requires otherwise, any further Bonds issued in accordance with Condition 15 and consolidated and forming a single series therewith) of Techtronic Industries Company Limited (the "Issuer") and the right of conversion into Shares (as defined in Condition 6(A)(vi)) was authorised by a resolution of the Board of Directors of the Issuer passed on 16 June 2004. The Bonds are constituted by a trust deed (the "Trust Deed") to be dated 8 July 2004 and made between the Issuer and The Bank of New York as trustee for the holders of the Bonds (the "Trustee", which term shall, where the context so permits, include all other persons or companies for the time being acting as trustee or trustees under the Trust Deed). The Issuer has entered into a paying and conversion agency agreement (the "Agency Agreement") to be dated 8 July 2004 with the Trustee, The Bank of New York as registrar and principal paying, conversion and transfer agent (the "Registrar" or, as the case may be, "Principal Agent") and the other paying, conversion and transfer agents appointed under it (each a "Paying Agent", "Conversion Agent", "Transfer Agent" (references to which shall include the Registrar) and together with the Registrar and the Principal Agent, the "Agents") relating to the Bonds. References to the "Principal Agent", "Registrar" and "Agents" below are references to the principal agent, registrar and agents for the time being for the Bonds. The statements in these Terms and Conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed. Unless otherwise defined, terms used in these Conditions have the meaning specified in the Trust Deed. Copies of the Trust Deed and of the Agency Agreement are available for inspection at the registered office of the Trustee being at the date hereof at One Canada Square, 48th Floor, London E14 5AL, United Kingdom and at the specified offices of each of the Agents. The Bondholders are entitled to the benefit of the Trust Deed and are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and the Agency Agreement applicable to them.

1. STATUS

The Bonds constitute direct, unsubordinated, unconditional and (subject to the provisions of Condition 4) unsecured obligations of the Issuer and shall at all times rank *pari passu* and without any preference or priority among themselves. The payment obligations of the Issuer under the Bonds shall, save for such exceptions as may be provided by applicable legislation and subject to Condition 4, at all times rank at least equally with all of its other present and future unsecured and unsubordinated obligations.

2. FORM, DENOMINATION AND TITLE

(A) *Form and Denomination*

The Bonds are issued in registered form in the denomination of US$1,000 each or any integral multiples thereof without coupons attached. A Bond certificate (each a "Certificate") will be issued to each Bondholder in respect of its registered holding of Bonds. Each Bond and each Certificate will be numbered serially with an identifying number which will be recorded on the relevant Certificate and in the register of Bondholders which the Issuer will procure to be kept by the Registrar.

Upon issue, the Bonds will be represented by a Global Certificate and deposited with, and registered in the name of a nominee of, a common depositary for Euroclear and Clearstream. The Conditions are modified by certain provisions contained in the Global Certificate.

Title to the Bonds passes only by transfer and registration in the register of Bondholders as described in Condition 3. The holder of any Bond will (except as otherwise required by law) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or the theft or loss of, the Certificate issued in respect of it) and no person will be liable for so treating the holder. In these Terms and Conditions "Bondholder" and (in relation to a Bond) "holder" means the person in whose name a Bond is registered.

3. TRANSFERS OF BONDS; ISSUE OF CERTIFICATES

(A) *Register*

The Issuer will cause to be kept at the specified office of the Registrar and in accordance with the terms of the Agency Agreement a register on which shall be entered the names and addresses of the holders of the Bonds and the particulars of the Bonds held by them and of all transfers of the Bonds (the "Register"). Each Bondholder shall be entitled to receive only one Certificate in respect of its entire holding of Bonds.

(B) *Transfer*

Subject to the Agency Agreement, a Bond may be transferred by delivery of the Certificate issued in respect of that Bond, with the form of transfer on the back duly completed and signed by the holder or his attorney duly authorised in writing, to the specified office of the Registrar or any of the Agents. No transfer of a Bond will be valid unless and until entered on the Register.

Transfers of interests in the Bonds evidenced by the Global Certificate will be effected in accordance with the rules of the relevant clearing systems.

(C) *Delivery of New Certificates*

Each new Certificate to be issued upon a transfer of Bonds will, within five business days of receipt by the Registrar or, as the case may be, any other relevant Agent of the form of transfer, be made available for collection at the specified office of the Registrar or such other relevant Agent or, if so requested in the form of transfer, be mailed by uninsured mail at the risk of the holder entitled to the Bonds (but free of charge to the holder) to the address specified in the form of transfer.

Except in the limited circumstances described herein (see "The Global Certificate"), owners of interests in the Bonds will not be entitled to receive physical delivery of Certificates.

Where only part of a principal amount of the Bonds (being that of one or more Bonds) in respect of which a Certificate is issued is to be transferred or converted, a new Certificate in respect of the Bonds not so transferred or converted will, within five business days of delivery of the original Certificate to the Registrar or other relevant Agent, be made available for collection at the specified office of the Registrar or such other relevant Agent or, if so requested in the form of transfer, be mailed by uninsured mail at the risk of the holder of the Bonds not so transferred or converted (but free of charge to the holder) to the address of such holder appearing on the Register.

For the purposes of Condition 3 and Condition 6, "business day" shall mean a day other than a Saturday or Sunday on which banks are open for business in the city in which the specified office of the Registrar (if a Certificate is deposited with it in connection with a transfer or conversion) or the Agent with whom a Certificate is deposited in connection with a transfer or conversion, is located.

(D) *Formalities Free of Charge*

Registration of transfer of Bonds will be effected without charge by or on behalf of the Issuer or any of the Agents, but upon payment (or the giving of such indemnity as the Issuer or any of the Agents may require) in respect of any tax or other governmental charges which may be imposed in relation to such transfer.

No Bondholder may require the transfer of a Bond to be registered (i) during the period of seven days ending on (and including) the dates for redemption pursuant to Condition 8(B) and Condition 8(C); (ii) after a Conversion Notice (as defined in Condition 6(B)) has been delivered with respect thereto; or (iii) after a Put Exercise Notice (as defined in Condition 8(D)) has been deposited in respect of such Bond in accordance with Condition 8(D) or 8(E).

(F) ***Regulations***

All transfers of Bonds and entries on the Register will be made subject to the detailed regulations concerning transfer of Bonds scheduled to the Agency Agreement. The regulations may be changed by the Issuer, with the prior written approval of the Trustee and the Registrar. A copy of the current regulations will be mailed (free of charge) by the Registrar to any Bondholder who asks for one.

4. NEGATIVE PLEDGE/MERGERS

So long as any Bond remains outstanding (as defined in the Trust Deed) or any amount is due under or in respect of any Bond or otherwise under the Trust Deed the Issuer will not create or permit to subsist, and the Issuer will procure that no Subsidiary (as defined in Condition 10) creates or permits to subsist, any mortgage, charge, pledge, lien or other form of encumbrance or security interest ("Security") upon the whole or any part of its undertaking, assets or revenues, present or future, to secure any Investment Securities (as defined below) or to secure any guarantee of or indemnity in respect of any Investment Securities unless, at the same time or prior thereto, the Issuer's obligations under the Bonds and the Trust Deed (a) are secured equally and rateably therewith or (b) have the benefit of such other security, guarantee, indemnity or other arrangement as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Bondholders.

For the purposes of this Condition:

"Investment Securities" means any present or future indebtedness in the form of or represented by bonds, debentures, notes or other investment securities with a maturity of not less than one year which are for the time being, or are capable of being, quoted, listed, ordinarily dealt in or traded on any stock exchange or over-the-counter or other securities market.

So long as any of the Bonds remain outstanding (as defined in the Trust Deed), the Issuer shall not merge, amalgamate or consolidate with or into any other corporation or entity (if the Issuer is not the continuing entity) or sell or transfer all, or substantially all, of its assets, whether as a single transaction or a number of transactions, related or not, to any corporation, entity or person or to one or more members of any group under the common control of any corporation, entity or person unless:

(i) the Issuer has notified the holders of the Bonds of such event in accordance with Condition 16;

(ii) the Issuer and such corporation, entity or person have executed a trust deed supplemental to the Trust Deed, in form and substance satisfactory to the Trustee, and the supplemental trust deed includes the following: (a) the express assumption by such corporation, entity or person of the Issuer's obligations under the Bonds, the Trust Deed and the Agency Agreement, including the covenants contained in this Condition 4 relating to subsequent mergers, amalgamations, consolidations, sales or transfers; (b) provisions for the convertibility of each Bond then outstanding into the class and amount of shares and other securities, cash and other property receivable upon such merger, amalgamation, consolidation, sale or transfer by a holder of the number of Shares into which such Bonds would have been convertible immediately prior to such merger, amalgamation, consolidation, sale or transfer (assuming for such purpose that the Bonds were convertible

adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in Condition 6(C);

(iii) immediately after giving effect to such merger, amalgamation, consolidation, sale or transfer, no Event of Default shall have occurred or be continuing or would result therefrom; and

(iv) the corporation or entity formed by such merger, amalgamation or consolidation or that acquired such assets shall expressly agree, among other things, to indemnify each holder of the Bonds against any tax, assessment or government charge payable by withholding or deduction thereafter imposed on such holder solely as a consequence of such merger, amalgamation, consolidation, sale or transfer with respect to the payment of any amount in connection with the Bonds.

5. INTEREST

No interest is payable on the Bonds.

6. CONVERSION

(A) ***Conversion Right***

(i) *Conversion Period:* Subject to the Issuer's right to elect to pay converting Bondholders cash in lieu of Shares under the circumstances set forth in Condition 6(B)(iv), Bondholders have the right to convert their Bonds into Shares at any time during the Conversion Period referred to below.

The right of a Bondholder to convert any Bond into Shares is called the "Conversion Right". Subject to and upon compliance with, the provisions of this Condition, the Conversion Right attaching to any Bond may be exercised, at the option of the holder thereof, so that the Conversion Date (as defined in Condition 6(B)(i)) in respect of such exercise occurs at any time on and after 7 August 2004 up to the close of business (at the place where the Certificate evidencing such Bond is deposited for conversion) on 1 July 2009 (but in no event thereafter) or if such Bond shall have been called for redemption under Condition 8(B) or 8(C) before 8 July 2009, then up to the close of business (at the place aforesaid) on a date no later than seven business days (in the place aforesaid) prior to the date fixed for redemption thereof (the "Conversion Period").

The number of Shares to be issued on conversion of a Bond will be determined by dividing the principal amount of the Bond to be converted by the Conversion Price in effect at the Conversion Date (both as defined below) (translated into US dollars at the Fixed Rate (as defined below)). A Conversion Right may only be exercised in respect of one or more Bonds. If more than one Bond held by the same holder is converted at any one time by the same holder, the number of Shares to be issued upon such conversion will be calculated on the basis of the aggregate principal amount of the Bonds to be converted.

(ii) *Fractions of Shares:* Fractions of Shares will not be issued on conversion and no cash adjustments will be made in respect thereof, except that where any individual entitlement would exceed US$10 (calculated by reference to the Prevailing Rate (as defined in Condition 6(C)) a cash payment shall instead be made by the Issuer in respect of any such fraction determined by reference to the Current Market Price per Share on the Trading Day (as defined in Condition 6(C)) immediately preceding the relevant Conversion Date and the

by transfer to a US dollar account maintained by the holder with, a bank in New York City in accordance with instructions contained in the relevant Conversion Notice.

(iii) *Conversion Price:* The price at which Shares will be issued upon conversion (the "Conversion Price") will initially be HK$16.56 per Share (equivalent to US$2.12, as translated into US dollars at the fixed rate of US$1.00 = HK$7.7977 (the "Fixed Rate")) but will be subject to adjustment in the manner provided in Condition 6(C).

(iv) *Conversion Ratio:* The conversion ratio is equal to the principal amount per Bond of US$1,000 divided by the then prevailing Conversion Price converted into US dollars at the Fixed Rate, rounded down to four decimal places.

(v) *Revival and/or survival after Default:* Notwithstanding the provisions of Condition 6(A)(i), if (a) the Issuer shall default in making payment in full in respect of any Bond which shall have been called for redemption on the date fixed for redemption thereof, (b) any Bond has become due and payable prior to the Maturity Date by reason of the occurrence of any of the events under Condition 10 or (c) any Bond is not redeemed on the Maturity Date in accordance with Condition 8(A), the Conversion Right attaching to such Bond will revive and/or will continue to be exercisable up to, and including, the close of business (at the place where the Certificate evidencing such Bond is deposited for conversion) on the date upon which the full amount of the moneys payable in respect of such Bond has been duly received by the Principal Agent or the Trustee and notice of such receipt has been duly given to the Bondholders and, notwithstanding the provisions of Condition 6(A)(i), any Bond in respect of which the Certificate and Conversion Notice are deposited for conversion prior to such date shall be converted on the relevant Conversion Date (as defined below) notwithstanding that the full amount of the moneys payable in respect of such Bond shall have been received by the Principal Agent or Trustee before such Conversion Date or that the Conversion Period may have expired before such Conversion Date.

(vi) *Meaning of "Shares":* As used in these Conditions, the expression "Shares" means ordinary shares of par value HK$0.10 each of the Issuer or shares of any class or classes resulting from any subdivision, consolidation or re-classification of those shares, which as between themselves have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation or dissolution of the Issuer.

(B) ***Conversion Procedure***

(i) *Conversion Notice:* To exercise the Conversion Right attaching to any Bond, the holder thereof must complete, execute and deposit at his own expense during normal business hours at the specified office of any Conversion Agent a notice of conversion (a "Conversion Notice") in duplicate in the form (for the time being current) obtainable from the specified office of the Conversion Agent, together with the relevant Certificate and any amounts required to be paid by the Bondholder under Condition 6(B)(ii).

The conversion date in respect of a Bond (the "Conversion Date") must fall at a time when the Conversion Right attaching to that Bond is expressed in these Conditions to be exercisable (subject to the provisions of Condition 6(A)(v) above) and will be deemed to be the Trading Day (as defined in Condition 6(C)) immediately following the date of the surrender of the Certificate in respect of such Bond and delivery of such Conversion Notice and, if applicable, any payment to be made or indemnity given under these Conditions in connection with the exercise of such Conversion Right. A Conversion Notice once delivered shall be irrevocable and may not be withdrawn unless the Issuer consents to such withdrawal.

registration duties arising on conversion (other than any taxes or capital or stamp or issue duties payable in Hong Kong and, if relevant, in the place of the Alternative Stock Exchange, by the Issuer in respect of the allotment and issue of Shares and listing of the Shares on the Hong Kong Stock Exchange or the Alternative Stock Exchange (as relevant) on conversion) (the "Taxes") and such Bondholder must also pay all, if any, taxes which the Bondholder is liable for arising by reference to any disposal or deemed disposal of a Bond in connection with such conversion. The Issuer will pay all other expenses arising on the issue of Shares on conversion of Bonds. The Bondholder must provide the relevant Conversion Agent with details of the relevant tax authorities to which the relevant Conversion Agent must pay monies received in settlement of Taxes payable pursuant to this Condition 6(B)(ii). The Conversion Agents are under no obligation to determine whether a Bondholder is liable to pay any Taxes including capital, stamp, issue, registration or similar taxes and duties payable (if any) in connection with this Condition 6(B)(ii).

(iii) *Registration:* As soon as practicable, and in any event not later than 10 Trading Days (as defined in Condition 6(C)) after the Conversion Date, the Issuer will, subject to Condition 6(B)(iv), in the case of Bonds converted on exercise of the Conversion Right and in respect of which a duly completed Conversion Notice has been delivered and the relevant Certificate and amounts payable by the relevant Bondholder deposited as required by sub-paragraphs (i) and (ii), register the person or persons designated for the purpose in the Conversion Notice as holder(s) of the relevant number of Shares in the Issuer's share register and will, if the Bondholder has also requested in the Conversion Notice, take all necessary action to procure that Shares are delivered through the Central Clearing and Settlement System of Hong Kong for so long as the Shares are listed on the Hong Kong Stock Exchange, or it will as soon as practicable and in any event no later than 10 Trading Days (as defined in Condition 6(C)) after the Conversion Date, make such certificate or certificates available for collection at the office of the Issuer's share registrar in Hong Kong (currently Secretaries Limited) notified to Bondholders in accordance with Condition 16 or, if so requested in the relevant Conversion Notice, will cause its share registrar to mail (at the risk, and, if sent at the request of such person otherwise than by ordinary mail, at the expense, of the person to whom such certificate or certificates are sent) such certificate or certificates to the person and at the place specified in the Conversion Notice, together (in either case) with any other securities, property or cash required to be delivered upon conversion and such assignments and other documents (if any) as may be required by law to effect the transfer thereof. A single share certificate will be issued in respect of all Shares issued on conversion of Bonds subject to the same Conversion Notice and which are to be registered in the same name.

If the Conversion Date in relation to any Bond shall be on or after a date with effect from which an adjustment to the Conversion Price takes retroactive effect pursuant to any of the provisions referred to in Condition 6(C) and the Trust Deed and the relevant Registration Date (as defined below) falls on a date when the relevant adjustment has not yet been reflected in the then current Conversion Price, the provisions of this sub-paragraph (iii) shall be applied *mutatis mutandis* to such number of Shares as is equal to the excess of the number of Shares which would have been required to be issued on conversion of such Bond if the relevant retroactive adjustment had been given effect as at the said Registration Date over the number of Shares previously issued (or which the Issuer was previously bound to issue) pursuant to such conversion (the "Excess Shares"). If the Issuer has elected to pay the converting Bondholder of the Bond cash in lieu of Shares pursuant to the Cash Settlement Option (as defined below) set forth in Condition 6(B)(iv), the number of Excess Shares shall be determined by assuming that the Issuer had not elected the Cash Settlement Option. In such case, the Issuer may satisfy its obligations under this Condition 6(B)(iii) by paying, as soon as practicable and in any event not later than 7 business days after the

Share for each day during the five Trading Days (as defined in Condition 6(C)) immediately after the Cash Settlement Notice Date multiplied by such number of Excess Shares.

The person or persons specified for that purpose will become the holder of record of the number of Shares issuable upon conversion with effect from the date he is or they are registered as such in the Issuer's register of members (the "Registration Date"). The Shares issued upon conversion of the Bonds will in all respects rank *pari passu* with the Shares in issue on the relevant Registration Date. Save as set out in these Conditions, a holder of Shares issued on conversion of Bonds shall not be entitled to any rights the record date for which precedes the relevant Registration Date.

If the record date for the payment of any dividend or other distribution in respect of the Shares is on or after the Conversion Date in respect of any Bond, but before the Registration Date (disregarding any retroactive adjustment of the Conversion Price referred to in this sub-paragraph (iii) prior to the time such retroactive adjustment shall have become effective), the Issuer will, to the extent it has not elected with respect to such Bond to pay cash in lieu of Shares pursuant to Condition 6(B)(iv), pay to the converting Bondholder or his designee an amount (the "Equivalent Amount") converted, if necessary, into US dollars at the Prevailing Rate (as defined in Condition 6(C)) equal to any such dividend or other distribution to which he would have been entitled had he on that record date been such a shareholder of record and will make the payment at the same time as it makes payment of the dividend or other distribution, or as soon as practicable thereafter, but, in any event, not later than seven days thereafter. The Equivalent Amount shall be paid by means of a US dollar cheque drawn on a bank in New York City and sent to the address specified in the relevant Conversion Notice.

(iv) *Cash Settlement Option:* In lieu of delivery of some or all of the Shares required to be delivered upon the valid exercise of a Conversion Right, the Issuer may elect to make a cash settlement payment (the "Cash Settlement Option") in respect of all or any portion of a Bondholder's Bonds deposited for conversion (being US$1,000 in principal amount or any integral multiple thereof) pursuant to exercise of a Conversion Right by delivering notice thereof to the tendering Bondholder not more than five Trading Days after the Conversion Date (the "Cash Settlement Notice Date"). The Issuer shall pay the Cash Settlement Amount in US dollars as promptly as practicable (but in no event later than 5 business days) after completion of the five Trading Day period used to determine the Cash Settlement Amount. The Cash Settlement Amount shall be paid by means of a US dollar cheque drawn on a bank in New York and sent to the address specified in the relevant Conversion Notice. If the Issuer elects the Cash Settlement Option for more than one Bond of the same Bondholder, the Cash Settlement Amount shall be calculated on the basis of the aggregate principal amount of Bonds for which the Issuer elects such Cash Settlement Option.

"Cash Settlement Amount" means the product of (i) the number of Shares otherwise deliverable upon exercise of the Conversion Right in respect of the Bond(s) to which the Conversion Notice applies, and in respect of which the Issuer has elected the Cash Settlement Option and (ii) the Volume Weighted Average Price (as defined below) per Share for each day during the five Trading Days (as defined in Condition 6(C)) immediately after the Cash Settlement Notice Date.

"Volume Weighted Average Price" means, in relation to a Share on any Trading Day, the order book volume-weighted average price of a Share appearing on or derived from Bloomberg screen 669 HK-Equity VAP or such other source as shall be determined to be appropriate by a leading independent investment bank of international repute (selected by the Issuer and approved by the Trustee) (acting as expert) converted into US dollars at the Prevailing Rate (as defined in Condition 6(C)) on such Trading Day, provided that on any

provided above, the Volume Weighted Average Price of a Share in respect of such Trading Day shall be the Volume Weighted Average Price, determined as provided above, on the immediately preceding Trading Day on which the same can be so determined.

(C) ***Adjustments to Conversion Price***

The Conversion Price will be subject to adjustment in the following events as set out in the Trust Deed:

(i) *Consolidation, Subdivision or Reclassification:* If and whenever there shall be an alteration to the nominal value of the Shares as a result of consolidation, subdivision or reclassification, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such alteration by the following fraction:

$$\frac{A}{B}$$

where:

A is the nominal amount of one Share immediately after such alteration; and

B is the nominal amount of one Share immediately before such alteration.

Such adjustment shall become effective on the date the alteration takes effect.

(ii) *Capitalisation of Profits or Reserves:*

(a) If and whenever the Issuer shall issue any Shares credited as fully paid to the holders of Shares (the "Shareholders") by way of capitalisation of profits or reserves (including any share premium account and capital redemption reserve fund) including Shares paid up out of distributable profits or reserves and/or share premium account issued, save where Shares are issued in lieu of the whole or any part of a specifically declared cash dividend (the "Relevant Cash Dividend"), being a dividend which the Shareholders concerned would or could otherwise have received (a "Scrip Dividend") and which would not have constituted a Capital Distribution, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such issue by the following fraction:

$$\frac{A}{B}$$

where:

A is the aggregate nominal amount of the issued Shares immediately before such issue; and

B is the aggregate nominal amount of the issued Shares immediately after such issue.

Such adjustment shall become effective on the date of issue of such Shares or if a record date is fixed therefor, immediately after such record date.

of such Shares exceeds 105 per cent. of the amount of the Relevant Cash Dividend or the relevant part thereof and which does not constitute a Capital Distribution, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before the issue of such Shares by the following fraction:

$$\frac{A+B}{A+C}$$

where:

A is the aggregate nominal amount of the issued Shares immediately before such issue;

B is the aggregate nominal amount of Shares issued by way of such Scrip Dividend multiplied by a fraction of which (i) the numerator is the amount of the whole, or the relevant part, of the Relevant Cash Dividend and (ii) the denominator is the Current Market Price of the Shares issued by way of Scrip Dividend in respect of each existing Share in lieu of the whole, or the relevant part, of the Relevant Cash Dividend; and

C is the aggregate nominal amount of Shares issued by way of such Scrip Dividend,

or by making such other adjustment as a leading independent investment bank of international repute (acting as expert), selected by the Issuer and approved in writing by the Trustee, shall certify to the Trustee is fair and reasonable.

Such adjustment shall become effective on the date of issue of such Shares or if a record date is fixed therefor, immediately after such record date.

(iii) *Capital Distribution:* If and whenever the Issuer shall pay or make any Capital Distribution to the Shareholders (except where the Conversion Price falls to be adjusted under Condition 6(C)(ii) above), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such Capital Distribution by the following fraction:

$$\frac{A-B}{A}$$

where:

A is the Current Market Price of one Share on the last Trading Day preceding the date on which the Capital Distribution is publicly announced; and

B is the Fair Market Value on the date of such announcement of the portion of the Capital Distribution attributable to one Share.

Such adjustment shall become effective on the date that such Capital Distribution is actually made.

grant to all or substantially all Shareholders as a class by way of rights, options, warrants or other rights to subscribe for or purchase any Shares, in each case at less than 95 per cent. of the Current Market Price per Share on the last Trading Day preceding the date of the announcement of the terms of the issue or grant, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such issue or grant by the following fraction:

$$\frac{A+B}{A+C}$$

where:

A is the number of Shares in issue immediately before such announcement;

B is the number of Shares which the aggregate amount (if any) payable for the Shares issued by way of rights or for the options or warrants or other rights issued by way of rights and for the total number of Shares comprised therein would purchase at such Current Market Price per Share; and

C is the aggregate number of Shares issued or, as the case may be, comprised in the grant.

Such adjustment shall become effective on the date of issue of such Shares or issue or grant of such options, warrants or other rights (as the case may be).

(v) *Rights Issues of Other Securities:* If and whenever the Issuer shall issue any securities (other than Shares or options, warrants or other rights to subscribe for or purchase any Shares) to all or substantially all Shareholders as a class by way of rights, or shall issue or grant to all or substantially all Shareholders as a class by way of rights, options, warrants or other rights to subscribe for or purchase or otherwise acquire any securities (other than Shares or options, warrants or other rights to subscribe for or purchase Shares), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such issue or grant by the following fraction:

$$\frac{A-B}{A}$$

where:

A is the Current Market Price of one Share on the last Trading Day preceding the date on which such issue or grant is publicly announced; and

B is the Fair Market Value on the date of such announcement of the portion of the rights attributable to one Share.

Such adjustment shall become effective on the date of issue of such Shares or issue or grant of such options, warrants or other rights (as the case may be).

(vi) *Issues at less than Current Market Price:* If and whenever the Issuer shall issue (otherwise than as mentioned in Condition 6(C)(iv) above) wholly for cash any Shares (other than Shares issued on the exercise of Conversion Rights or on the exercise of any other rights of conversion into, or exchange or subscription for, or purchase of, Shares) or shall issue or grant (otherwise as mentioned in Condition 6(C)(iv) above) any options, warrants or other rights to subscribe for or purchase or otherwise acquire any Shares (including, for the avoidance of doubt, any Shares issued for non-cash consideration), in each case at a price

Price shall be adjusted by multiplying the Conversion Price in force immediately before such issue by the following fraction:

$$\frac{A+B}{A+C}$$

where:

A is the number of Shares in issue immediately before the issue of such additional Shares or the grant of such options, warrants or other rights to subscribe for or purchase any Shares;

B is the number of Shares which the aggregate consideration (if any) receivable for the issue of such additional Shares or, as the case may be, for such additional Shares to be issued or otherwise made available upon the exercise of any such options, warrants or rights would purchase at such Current Market Price per Share; and C is the maximum number of additional Shares issued or the maximum number of Shares that may be issued upon exercise of such options, warrants or rights.

References to additional Shares in the above formula shall, in the case of an issue by the Issuer of options, warrants or other rights to subscribe or purchase Shares, mean such Shares to be issued, or otherwise made available, assuming that such options, warrants or other rights are exercised in full at the initial exercise price (if applicable) on the date of issue of such options, warrants or other rights.

Such adjustment shall become effective on the date of issue of such additional Shares or, as the case may be, the grant of such options, warrants or other rights.

(vii) *Other Issues at less than Current Market Price:* Save in the case of an issue of securities arising from a conversion or exchange of other securities in accordance with the terms applicable to such securities themselves falling within this Condition 6(C)(vii), if and whenever the Issuer or any of its Subsidiaries (otherwise than as mentioned in Conditions 6(C)(iv), 6(C)(v) or 6(C)(vi) above), or (at the direction or request of or pursuant to any arrangements with the Issuer or any of its Subsidiaries), any other company, person or entity (otherwise than as mentioned in Conditions 6(C)(iv), 6(C)(v) or 6(C)(vi) above) shall issue to all or substantially all Shareholders as a class wholly for cash any securities (other than the Bonds) which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, or purchase of, or to otherwise acquire, Shares issued or to be issued by the Issuer (or shall grant any such rights in respect of existing securities so issued) or securities which by their terms might be redesignated as Shares, and the consideration per Share receivable upon conversion, exchange, subscription, purchase, acquisition or redesignation is less than 95 per cent. of the Current Market Price per Share on the last Trading Day preceding the date of announcement of the terms of issue of such securities (or the terms of the grant), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such issue by the following fraction:

$$\frac{A+B}{A+C}$$

where:

A is the number of Shares in issue immediately before such issue or grant (but where the relevant securities carry rights of conversion into, or rights of exchange or

Shares so issued);

B is the number of Shares which the aggregate consideration (if any) receivable for the Shares to be issued or otherwise made available upon conversion or exchange or on exercise of the right of subscription or purchase or acquisition attached to such securities or, as the case may be, for the Shares to be issued or to arise from any such redesignation would purchase at such Current Market Price per Share; and

C is the maximum number of Shares to be issued or otherwise made available upon conversion or exchange of such securities or on the exercise of such rights of subscription or purchase or acquisition attached thereto at the initial conversion, exchange or subscription price or rate or, as the case may be, the maximum number of Shares to be issued or to arise or be made available from any such redesignation.

(viii) *Modification of Rights of Conversion etc:* If and whenever there shall be any modification of the rights of conversion, exchange, subscription, purchase or acquisition attaching to any such securities as are mentioned in Condition 6(C)(vii) above (other than in accordance with the terms (including terms as to adjustment) applicable to such securities) so that the consideration per Share (for the number of Shares available on conversion, exchange or subscription following the modification) is less than 95 per cent. of the Current Market Price on the last Trading Day preceding the date of announcement of the proposals for such modification, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such modification by the following fraction:

$$\frac{A+B}{A+C}$$

where:

A is the number of Shares in issue immediately before such modification (but where the relevant securities carry rights of conversion into, or rights of exchange or subscription for or purchase or acquisition of, Shares which have been issued by the Issuer for the purposes of, or in connection with, such issue, less the number of such Shares so issued);

B is the number of Shares which the aggregate consideration (if any) receivable for the Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription or purchase or acquisition attached to the securities so modified would purchase at such Current Market Price per Share or, if lower, the existing conversion, exchange, subscription or purchase price of such securities; and

C is the maximum number of Shares to be issued or otherwise made available upon conversion or exchange of such securities or upon the exercise of such rights of subscription, purchase or acquisition attached thereto at the modified conversion, exchange or subscription or purchase price or rate but giving credit in such manner as a leading independent investment bank of international repute (acting as expert), selected by the Issuer and approved in writing by the Trustee, consider appropriate (if at all) for any previous adjustment under this Condition 6(C)(viii) or Condition 6(C)(vii) above.

Such adjustment shall become effective on the date of modification of the rights of conversion, exchange, subscription, purchase or acquisition attaching to such securities.

Subsidiaries) any other company, person or entity issues, sells or distributes any securities in connection with which an offer to which the Shareholders generally (meaning for these purposes the holders of at least 60 per cent. of the Shares outstanding at the time such offer is made) are entitled to participate in arrangements whereby such securities may be acquired by them (except where the Conversion Price falls to be adjusted under Condition 6(C)(iv), 6(C)(v), 6(C)(vi) or 6(C)(vii) above), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such issue by the following fraction:

$$\frac{A-B}{A}$$

where:

A is the Current Market Price of one Share on the last Trading Day preceding the date on which such issue is publicly announced; and

B is the Fair Market Value on the date of such announcement of the portion of the rights attributable to one Share.

Such adjustment shall become effective on the date of issue of the securities.

(x) *Other Events:* If the Issuer determines that an adjustment should be made to the Conversion Price as a result of one or more events or circumstances not referred to in this Condition 6 even if the relevant event or circumstance is specifically excluded from the operation of this Condition 6(C), the Issuer shall, at its own expense, request a leading independent investment bank of international repute (acting as expert), selected by the Issuer and approved by the Trustee, to determine as soon as practicable what adjustment (if any) to the Conversion Price is fair and reasonable to take account thereof, if the adjustment would result in a reduction in the Conversion Price, and the date on which such adjustment should take effect and upon such determination by such investment bank such adjustment (if any) (and provided that such adjustment would result in a reduction of the Conversion Price) shall be made and shall take effect in accordance with such determination, provided that where the circumstances giving rise to any adjustment pursuant to this Condition 6 have already resulted or will result in an adjustment to the Conversion Price or where the circumstances giving rise to any adjustment arise by virtue of circumstances which have already given rise or will give rise to an adjustment to the Conversion Price, such modification (if any) shall be made to the operation of the provisions of this Condition 6(C) as may be advised by the independent investment bank to be in their opinion appropriate to give the intended result.

The Trustee shall not be under any duty to monitor whether any event or circumstance has happened or exists which may require an adjustment to be made to the Conversion Price and will not be responsible to the Bondholders for any loss arising from any failure by it to do so.

For the purposes of these Conditions:

"Alternative Stock Exchange" means at any time, in the case of the Shares, if they are not at that time listed and traded on the Hong Kong Stock Exchange, the principal stock exchange or securities market on which the Shares are then listed or quoted or dealt in.

(a) any distribution of assets in specie charged or provided or to be provided for in the accounts of the Issuer for any financial period (whenever paid or made and however described) but excluding a distribution of assets in specie in lieu of, and to a value not exceeding, a cash dividend which would not have constituted an Extraordinary Dividend under (b) below (and for these purposes a distribution of assets in specie includes without limitation an issue of shares or other securities credited as fully or partly paid-up (other than Shares credited as fully paid) by way of capitalisation of reserves); and/or

(b) any cash dividend or distribution of any kind charged or provided for or to be provided for in the accounts of the Issuer (whenever paid or made and howsoever described) in circumstances where the Total Current Dividend equals or exceeds (i), on a per Share basis, 3 per cent. of the Average Closing Price of one Share during the Relevant Period (for the avoidance of doubt only the excess over 3 per cent. shall be treated as a Capital Distribution), or (ii) 30 per cent. of the Issuer's consolidated net profits attributable to shareholders after deducting minority interests and tax for the fiscal year in relation to which the cash dividend or distribution is made, in each case the excess constituting the "Extraordinary Dividend" (and in the case of both (i) and (ii) being exceeded at the same time by virtue of the same event the greater excess shall constitute the Extraordinary Dividend); for which purposes "Total Current Dividend" means any and all cash dividends or other distributions charged or provided for in the accounts of the Issuer, prior to the deduction of any withholding tax and any corporate tax attributable to that dividend, in the period starting from the beginning of the fiscal year in which the record date set for the dividend that may result in an adjustment falls and ending on and including that record date (including the dividend that may result in an adjustment), other than any dividend or portion thereof which previously resulted in an adjustment under this Condition 6(C).

A purchase or redemption of share capital by the Issuer shall not constitute a Capital Distribution or be taken into account in determining whether any other dividend or distribution shall constitute a Capital Distribution unless in the case of purchases of Shares by the Issuer, the average price per Share (before expenses) on any one day in respect of such purchases exceeds by more than 5 per cent. the Current Market Price per Share either (i) on that date; or (ii) where an announcement has been made (excluding for the avoidance of doubt, any general authority given by shareholders in general meeting of the Issuer or any notice convening such meeting) of the intention to purchase Shares at some future date at a specified price, on the Trading Day immediately preceding the date of such announcement, in which case such purchase shall be deemed to constitute a Capital Distribution in the amount of the aggregate price paid (before expenses) in respect of such Shares purchased by the Issuer.

"Average Closing Price" is the arithmetic average of the Closing Price per Share for each Trading Day during the Relevant Period.

"Closing Price" for the Shares for any Trading Day shall be the price published in the Daily Quotation Sheet published by the Hong Kong Stock Exchange or, as the case may be, the equivalent quotation sheet of an Alternative Stock Exchange for such day.

"Current Market Price" means, in respect of a Share at a particular date, the average of the closing prices published in the Daily Quotation Sheet or the equivalent quotation sheet of an Alternative Stock Exchange for one Share (being a Share carrying full entitlement to dividend) for the five consecutive Trading Days ending on the Trading Day immediately preceding such

quoted cum-dividend then:

(i) if the Shares to be issued in such circumstances do not rank for the dividend or other entitlements in question, the quotations on the dates on which the Shares shall have been quoted cum-dividend or cum-any other entitlements shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of that dividend or other entitlement per Share; or

(ii) if the Shares to be issued in such circumstances rank for the dividend or other entitlements in question, the quotations on the dates on which the Shares shall have been quoted ex-dividend or ex-any other entitlements shall for the purpose of this definition be deemed to be the amount thereof increased by an amount equal to the Fair Market Value of that dividend or other entitlement per Share;

and provided further that if the Shares on each of the said five Trading Days have been quoted cum-dividend or cum-any other entitlements in respect of a dividend which has been declared or announced but the Shares to be issued do not rank for that dividend or other entitlements, the quotations on each of such dates shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of that dividend or other entitlement per Share.

"Fair Market Value" means, with respect to any assets, security, option, warrants or other right on any date, the fair market value of that asset, security, option, warrant or other right as determined by a leading independent investment bank of international repute (acting as expert) selected by the Issuer and approved in writing by the Trustee; provided that (i) the fair market value of a cash dividend paid or to be paid per Share shall be the amount of such cash dividend per Share determined as at the date of announcement of such dividend; (ii) where options, warrants or other rights are publicly traded in a market of adequate liquidity (as determined by such investment bank) the fair market value of such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights during the period of five Trading Days on the relevant market commencing on the first such trading day such options, warrants or other rights are publicly traded.

"Prevailing Rate" means a rate for exchanging US dollars and Hong Kong dollars; the "Prevailing Rate" applicable to any date shall be the bid rate for such exchange shown on the Reuters page "HKD=" at or about 11.00 a.m. (Hong Kong time) on that date; if no such rate appears on the Reuters page "HKD=", The Hongkong and Shanghai Banking Corporation Limited's rate at such time (or the rate of such other bank as is selected by the Issuer and approved by the Trustee at such time) shall be used instead.

"Relevant Stock Exchange" means, at any time, in respect of the Shares, the Hong Kong Stock Exchange or the Alternative Stock Exchange.

"Relevant Period" means the period beginning on the 30th Trading Day prior to, and ending on, the Trading Day immediately preceding the date of declaration of a dividend or a distribution in respect of a relevant financial year, which when aggregated with any other dividends or distributions declared or made in respect of that financial year, causes an adjustment to the Conversion Price pursuant to Condition 6(C)(iii).

reported in respect of the relevant Shares on the Hong Kong Stock Exchange or, as the case may be the Alternative Stock Exchange, for one or more consecutive Trading Days such day or days will be disregarded in any relevant calculation and shall be deemed not have existed when ascertaining any period of Trading Days.

On any adjustment, the relevant Conversion Price, if not an integral multiple of one Hong Kong cent, shall be rounded down to the nearest Hong Kong cent. No adjustment shall be made to the Conversion Price where such adjustment (rounded down if applicable) would be less than one per cent. of the Conversion Price then in effect. Any adjustment not required to be made, and any amount by which the Conversion Price has not been rounded down, shall be carried forward and taken into account in any subsequent adjustment. Notice of any adjustment shall be given to Bondholders in accordance with Condition 16 as soon as practicable after the determination thereof.

The Conversion Price may not be reduced below the par value of the Shares.

Where more than one event which gives or may give rise to an adjustment to the Conversion Price occurs within such a short period of time that in the opinion of a leading independent investment bank of international repute (acting as expert) selected by the Issuer and approved in writing by the Trustee, the foregoing provisions would need to be operated subject to some modification in order to give the intended result, such modification shall be made to the operation of the foregoing provisions as may be advised by such investment bank to be in their opinion appropriate in order to give such intended result.

No adjustment will be made to the Conversion Price when Shares or other securities (including rights or options) are issued, offered or granted to employees (including directors) of the Issuer or any Subsidiary of the Issuer or such other eligible participants pursuant to any Employee Share Scheme (as defined in the Trust Deed) (and which Employee Share Scheme is in compliance with the listing rules of the Hong Kong Stock Exchange or, if applicable, those of an Alternative Stock Exchange).

If any doubt shall arise as to the appropriate adjustment to the Conversion Price, a certificate or report of a leading investment bank of international repute, (acting as expert) selected by the Issuer and approved in writing by the Trustee, shall in the absence of manifest error be conclusive and binding on all parties.

No adjustment involving an increase in the Conversion Price will be made, except in the case of a consolidation of the Shares as referred to in Condition 6(C)(i) above.

The Trustee shall not be under any duty to monitor whether any event or circumstance has happened or exists which may require an adjustment to be made to the Conversion Price and will not be responsible to Bondholders for any loss arising from any failure by it to do so.

(D) ***Undertakings***

The Issuer has undertaken in the Trust Deed, inter alia, that so long as any Bond remains outstanding, save with the approval of an Extraordinary Resolution (as defined in the Trust Deed) of the Bondholders:

(i) it will use all reasonable efforts (a) to maintain a listing for all the issued Shares on the Hong Kong Stock Exchange, (b) to obtain and maintain a listing for all the Shares issued on the exercise of the Conversion Rights attaching to the Bonds on the Hong Kong Stock Exchange and (c) if the Issuer is unable to obtain or maintain such listing, to use its best endeavours to obtain and maintain a listing for all the issued Shares on an Alternative Stock

determine and will forthwith give notice to the Bondholders in accordance with Condition 16 below of the listing or delisting of the Shares (as a class) by any of such stock exchanges; and

(ii) it will pay the expenses of the issue of, and all expenses of obtaining and maintaining a listing for, Shares arising on conversion of the Bonds.

The Issuer has also given certain other undertakings in the Trust Deed for the protection of the Conversion Rights.

(E) *Notice of Change in Conversion Price*

The Issuer shall give notice to the Bondholders in accordance with Condition 16 of any change in the Conversion Price. Any such notice relating to a change in the Conversion Price shall set forth the event giving rise to the adjustment, the Conversion Price prior to such adjustment, the adjusted Conversion Price and the effective date of such adjustment.

7. PAYMENTS

(A) *Principal and premium*

Payment of principal and premium (if any) will be made in US dollars, only against surrender of the relevant Certificate at the specified office of any of the Paying Agents, by electronic funds transfer to the registered account of the Bondholder or by means of a US dollar cheque drawn on a bank in New York City mailed to the registered address of the Bondholder if it does not have a registered account.

(B) *Registered Accounts*

For the purposes of this Condition, a Bondholder's registered account means the US dollar account maintained by or on behalf of it with a bank in New York City, details of which appear on the Register at the close of business on the second business day (as defined below) before the due date for payment, and a Bondholder's registered address means its address appearing on the Register at that time.

(C) *Fiscal Laws*

All payments are subject in all cases to any applicable laws and regulations in the place of payment, but without prejudice to the provisions of Condition 9. No commissions or expenses shall be charged to the Bondholders in respect of such payments.

(D) *Payment Initiation*

Where payment is to be made by transfer to a registered account, payment instructions (for value on the due date or, if that is not a business day (as defined below), for value on the first following day which is a business day) will be initiated and, where payment is to be made by cheque, the cheque will be mailed (at the risk and, if mailed at the request of the holder otherwise than by ordinary mail, expense of the holder) on the due date for payment (or, if it is not a business day, the immediately following business day) or, in the case of a payment of principal, if later, on the business day on which the relevant Certificate is surrendered at the specified office of an Agent.

If the Issuer fails to pay any sum in respect of the Bonds when the same becomes due and payable under these Conditions, interest shall accrue on the overdue sum at the rate of 4 per cent. per annum from the due date. Such default interest shall accrue on the basis of the actual number of days elapsed and a 360-day year.

Bondholders will not be entitled to any interest or other payment for any delay after the due date in receiving the amount due if the due date is not a business day, if the Bondholder is late in surrendering its Certificate (if required to do so) or if a cheque mailed in accordance with this Condition arrives after the due date for payment.

If an amount which is due on the Bonds is not paid in full, the Registrar will annotate the Register with a record of the amount (if any) in fact paid.

(F) ***Business Day***

In this Condition only, "business day" means a day other than a Saturday or Sunday or public holiday on which commercial banks are open for business in New York City, London and Hong Kong and, in the case of the surrender of a Certificate, in the place where the Certificate is surrendered.

8. REDEMPTION, PURCHASE AND CANCELLATION

(A) ***Maturity***

Unless previously redeemed, converted or purchased and cancelled as provided herein, the Issuer will redeem each Bond on 8 July 2009 (the "Maturity Date") at 107.76 per cent. of its principal amount. The Issuer may not redeem the Bonds at its option prior to that date except as provided in Condition 8(B) or Condition 8(C) (but without prejudice to Condition 10).

(B) ***Redemption at the Option of the Issuer***

On or at any time after 8 July 2007 (in the case of (i) below) and at any time (in the case of (ii) below) and (in either case) prior to the Maturity Date, the Issuer may, having given not less than 30 nor more than 60 days' notice to the Bondholders (in accordance with Condition 16), the Trustee and the Principal Agent (which notice will be irrevocable), redeem all or (save in the circumstances, described in sub-paragraph (ii) below, in which case all the Bonds must be redeemed) from time to time some only (being US$1,000,000 in principal amount or an integral multiple thereof) of the Bonds at the relevant Early Redemption Amount (as defined in Condition 8(F) below), provided, however, that no such redemption may be made unless either:

(i) the closing price of the Shares (as derived from the Daily Quotation Sheet or, as the case may be, the equivalent quotation sheet of an Alternative Stock Exchange) (the "Closing Price"), converted into US dollars at the Prevailing Rate, for each of 30 consecutive Trading Days, the last of which occurs not more than 5 Trading Days prior to the date upon which notice of such redemption is published, was at least 130 per cent. of the then prevailing Conversion Price translated into US dollars at the Fixed Rate on the relevant Trading Day; or

(ii) at least 90 per cent. in principal amount of the Bonds has already been converted, redeemed or purchased and cancelled.

calculating the Closing Price for such days. If no price as aforesaid is reported on the Hong Kong Stock Exchange or, as the case may be, an Alternative Stock Exchange for one or more consecutive Trading Days, such day or days will be disregarded in the relevant calculation and will be deemed not to have existed when ascertaining such 30 Trading Day period.

In the case of a partial redemption of Bonds, the Bonds to be redeemed will be selected individually by lot, or such other method in such place as the Trustee shall approve in writing and in such manner as the Trustee shall deem to be appropriate and fair when the Bonds are in definitive form (and in accordance with the rules of the relevant clearing systems when the Bonds are represented by the Global Certificate), not more than 60 and not less than 30 days prior to the date fixed for redemption and the redemption date, the identifying numbers of the Bonds drawn for redemption, the Conversion Price and the Early Redemption Amount will be notified by the Issuer to the Bondholders, in accordance with Condition 16 not less than 30 days prior to such date.

Upon the expiry of any such notice, the Issuer will be bound to redeem the Bonds to which such notice relates at the price aforesaid applicable at the date fixed for such redemption.

(C) ***Redemption for Taxation Reasons***

The Bonds may be redeemed in whole but not in part at their Early Redemption Amount at the date fixed for redemption at the option of the Issuer, at any time, on giving not less than 30 nor more than 60 days' notice in accordance with Condition 16 (which notice shall be irrevocable) if (i) the Issuer satisfies the Trustee immediately prior to the giving of such notice that the Issuer has or will become obliged to pay any additional amounts in respect of any payment of principal, premium (if any) made by the Issuer under or in respect of the Trust Deed or Bonds as provided or referred to in Condition 9 as a result of any change in or amendment to the laws or regulations of Hong Kong or any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after 16 June 2004 and (ii) such obligation cannot be avoided by the Issuer taking reasonable measures available to it (but provided that such measures do not involve the Issuer incurring material expenses), provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amount were a payment then due.

Prior to the publication of any notice of redemption pursuant to this paragraph, the Issuer shall deliver to the Trustee (x) a certificate signed by two directors of the Issuer stating that the obligation referred to in (i) above cannot be avoided by the Issuer taking reasonable measures (not involving the Issuer incurring material expenses) available to it and the Trustee shall be entitled to accept such certificate as sufficient evidence of the satisfaction of the condition precedent set out in (ii) above in which event it shall be conclusive and binding on the Bondholders; and (y) an opinion of independent legal or tax advisors of recognised standing to the effect that the Issuer has or will become obliged to pay such additional amounts as a result of such change or amendment and the Trustee shall be entitled to accept such certificate and opinion as sufficient evidence thereof in which event it shall be conclusive and binding on the Bondholders.

Upon the expiry of any such notice, the Issuer will be bound to redeem the Bonds at their Early Redemption Amount on the date fixed for redemption.

(D) ***Redemption for Change of Control/De-Listing***

Following the occurrence of a Relevant Event, the holder of each Bond will have the right at such holder's option, to require the Issuer to redeem all or some only of such holders' Bonds on the Relevant Event Put Date (as defined below) at the Early Redemption Amount. To exercise such right, the holder of the relevant Bond must complete, sign and deposit at the specified office of any Paying

with the Certificate evidencing the Bonds to be redeemed by not later than 60 days following a Relevant Event, or, if later, 60 days following the date upon which notice thereof is given to Bondholders by the Issuer in accordance with Condition 16. The "Relevant Event Put Date" shall be the fourteenth day after the expiry of such period of 60 days as referred to above.

A Put Exercise Notice, once delivered, shall be irrevocable and the Issuer shall redeem the Bonds the subject of Put Exercise Notices delivered as aforesaid on the Relevant Event Put Date.

The Trustee shall not be required to take any steps to ascertain whether a Relevant Event or any event which could lead to the occurrence of a Relevant Event has occurred.

The Issuer shall give notice to Bondholders in accordance with Condition 16 by not later than 14 days following the first day on which it becomes aware of the occurrence of a Relevant Event, which notice shall specify the procedure for exercise by holders of their rights to require redemption of the Bonds pursuant to this Condition 8(D).

For the purposes of this Condition 8:

a "Change of Control" occurs when:

(i) any person or persons (other than one or more of the Existing Major Shareholders) acting together acquires directly or indirectly a percentage of the voting rights of the issued share capital of the Issuer that exceeds such percentage then held by the Existing Major Shareholders collectively; or

(ii) the Issuer consolidates with or merges into or sells or transfers all or substantially all of its assets to any other person, unless the consolidation, merger, sale or transfer will not result in the other person or persons acquiring control over the Issuer or the successor entity;

a "De-Listing" occurs when the Shares cease to be listed on the Hong Kong Stock Exchange or an Alternative Stock Exchange that has been approved by the Trustee (but for the avoidance of doubt, any temporary suspension of trading shall not be treated as cessation of listing, or as being not admitted to trading);

"Existing Major Shareholders" means each of Horst Julius Pudwill and Roy Chi Ping Chung and/or any of their respective associates (as defined in the Listing Rules) and/or any trusts established for the benefit of them and/or their immediate family members ("related trusts") and/or companies controlled by them, their immediate family members or related trusts and such companies' direct or indirect subsidiaries;

"control" means, in relation to an entity, the acquisition or holding of more than 50 per cent. of the voting rights of the issued share capital of the relevant company or the right to appoint and/or remove all or the majority of the members of the relevant company's Board of Directors or other governing body, whether obtained directly or indirectly, and whether obtained by ownership of share capital, the possession of voting rights, contract or otherwise;

a "person" includes any individual, company, corporation, firm, partnership, joint venture, undertaking, association, organisation, trust, state or agency of a state (in each case whether or not being a separate legal entity) but does not include the Issuer's Board of Directors or any other governing board and does not include the Issuer's wholly-owned direct or indirect subsidiaries;

"Relevant Event" occurs when there has been a Change of Control in the Issuer or a De-Listing of the Issuer.

On 8 July 2007 (the "Put Option Date"), the holder of each Bond will have the right at such holder's option, to require the Issuer to redeem all or some only of the Bonds held by such Bondholder on the Put Option Date at 104.59 per cent. of their principal amount. To exercise such right, the holder of the relevant Bond must complete, sign and deposit at the specified office of any Paying Agent a duly completed and signed Put Exercise Notice in duplicate together with the Certificate evidencing the Bonds to be redeemed not earlier than 60 days and not later than 30 days prior to the Put Option Date.

A Put Exercise Notice, once delivered, shall be irrevocable (and may not be withdrawn unless the Issuer consents to such withdrawal in writing) and the Issuer will be bound to redeem the Bonds the subject of Put Exercise Notices delivered as aforesaid in accordance with this Condition 8(E) on the Put Option Date. For the avoidance of doubt, such put option may not be exercised at any time after the Put Option Date.

(F) ***Early Redemption Amount***

For the purposes of these Conditions, the "Early Redemption Amount" of each Bond means its principal amount plus a premium rounded up to the nearest US cent, determined in accordance with the following formula:

premium = US$1,000 x 7.758% x A/1800

where A is the actual number of days calculated on a 360 day basis of 12 months of 30 days each from, and including, 8 July 2004 to, but excluding, the date on which the Bonds are redeemed, or as the case may be, became due and payable in accordance with Condition 10.

References in these Conditions and in the Trust Deed to principal in respect of any Bond, shall, where the context so permits, be deemed to include reference to any premium payable thereon.

(G) ***Purchases***

The Issuer or any of its Subsidiaries may at any time and from time to time purchase Bonds at any price in the open market or otherwise.

(H) ***Cancellation All***

Bonds which are redeemed, converted or purchased by the Issuer or any of its Subsidiaries, will forthwith be cancelled. Certificates in respect of all Bonds cancelled will be forwarded to or to the order of the Registrar and such Bonds may not be reissued or resold.

(I) ***Redemption Notices***

All redemption notices given to Bondholders by or on behalf of the Issuer pursuant to this Condition 8 will specify (i) the redemption price, (ii) the Conversion Price as the date of the relevant notice, (iii) the closing price (if any) of the Shares as at the latest practicable date prior to the publication of the notice, (iv) the aggregate principal amount of the Bonds outstanding as at the latest practicable date prior to the publication of the relevant notice, (v) the date fixed for redemption, (vi) that on the date fixed for redemption, the redemption price of any Bond to be redeemed will become due and payable and will be paid on and after such date, (vii) the place where Certificates are to be surrendered and (viii) in the case of redemption pursuant to Condition 8(B), the remaining principal amount of Bonds outstanding after such redemption.

All payments made by the Issuer under or in respect of the Trust Deed or the Bonds will be made free from any restriction or condition and be made without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Hong Kong or any authority thereof or therein having power to tax, unless deduction or withholding of such taxes, duties, assessments or governmental charges is compelled by law. In such event, the Issuer will pay such additional amounts as will result in the receipt by the Bondholders of net amounts after such deduction or withholding equal to the amounts which would otherwise have been receivable by them had no such deduction or withholding been required except that no such additional amount shall be payable in respect of any Bond:

(i) to a holder (or to a third party on behalf of a holder) who is subject to such taxes, duties, assessments or governmental charges in respect of such Bond by reason of his having some connection with Hong Kong otherwise than merely by holding the Bond or by the receipt of amounts in respect of the Bond or where the withholding or deduction could be avoided by the holder making a declaration of non-residence or other similar claim for exemption to the appropriate authority which such holder is legally capable and competent of making but fails to do so; or

(ii) (in the case of a payment of principal) if the Certificate in respect of such Bond is surrendered more than 30 days after the relevant date except to the extent that the holder would have been entitled to such additional amount on surrendering the relevant Certificate for payment on the last day of such period of 30 days; or

(iii) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other European Union Directive (a "Directive") implementing the conclusions of the ECOFIN Council Meeting of 26-27 November, 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(iv) presented for payment by or on behalf of a Bondholder who would have been able to avoid such withholding or deduction by presenting the relevant Bond to another Paying Agent in a Member State of the European Union (the "EU").

The Issuer has undertaken in the Trust Deed that, if the European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 is brought into force, it will ensure that it maintains a paying agent in an EU Member State that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

For the purposes hereof, "relevant date" means whichever is the later of (a) the date on which such payment first becomes due and (b) if the full amount payable has not been received by the Trustee or the Principal Agent on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the Bondholders and cheques despatched or payment made.

References in these Conditions to principal shall be deemed also to refer to any additional amounts which may be payable under this Condition or any undertaking or covenant given in addition thereto or in substitution therefor pursuant to the Trust Deed.

The Trustee at its discretion may, and if so requested in writing by the holders of not less than 25 per cent. in principal amount of the Bonds then outstanding or if so directed by an Extraordinary Resolution shall (subject, in each case, to being indemnified and/or secured by or on behalf of the Bondholders to its satisfaction), give notice to the Issuer that the Bonds are, and they shall accordingly thereby become, immediately due and payable at their Early Redemption Amount calculated on the date that the Bonds are declared due and payable and determined in accordance with Condition 8(F) (subject as provided below and without prejudice to the right of the Bondholders to exercise the Conversion Right in respect of their Bonds in accordance with Condition 6), if:

(a) the Issuer fails to pay the principal of or premium (if any) on any of the Bonds within 2 days from the due date for payment; or

(b) the Issuer fails to give effect to a Conversion Right which has been exercised by a Bondholder in accordance with the terms of these Conditions and such failure continues for a period of 15 days; or

(c) the Issuer defaults in the performance or observance of, or compliance with, any of its obligations set out in the Bonds or the Trust Deed other than any obligation to pay the principal of or premium (if any) on any of the Bonds or to give effect to the Conversion Rights, and (except where the Trustee notifies in writing to the Issuer that such default is not capable of remedy, when no such notice or grace period as mentioned below shall be required) such default continues for a period of 21 days after notice of such default shall have been given to the Issuer by the Trustee; or

(d) any other bonds, notes, debentures, loan stock or other indebtedness for borrowed money (hereinafter call "Indebtedness") of the Issuer or any Principal Subsidiary (as defined below) of the Issuer shall become payable prior to its or their stated maturity following an event of default howsoever described, or any security given by the Issuer or any Principal Subsidiary of the Issuer in respect of any Indebtedness becomes due or enforceable or any Indebtedness is not paid when due, provided that the aggregate principal amount of Indebtedness in respect of which any one or more of the events set out in this paragraph (d) shall have occurred is at least US$10,000,000 (or its equivalent in any other currencies); or

(e) the Issuer or any Principal Subsidiary of the Issuer is or becomes insolvent or bankrupt or unable to pay its debts as they fall due or takes any proceeding under any law for a readjustment or deferment of its obligations or any part of them or makes or enters into a general assignment or an arrangement or composition with or for the benefit of its creditors or by reason of actual financial difficulties commences negotiations with its creditors generally with a view to rescheduling any or all of its debts or proceedings for any of the foregoing are initiated and are not discharged or stayed within a period of 30 days; or

(f) an order of a court of competent jurisdiction is made or an effective resolution passed for the winding-up or dissolution or administration of the Issuer or any Principal Subsidiary of the Issuer or the Issuer or any Principal Subsidiary of the Issuer ceases or threatens to cease to carry on all or substantially all of its business or the Issuer or any Principal Subsidiary of the Issuer stops or threatens to stop payment (within, if applicable, the meaning of the bankruptcy or insolvency law of any appropriate jurisdiction) of all or substantially all of its debts or applies for or consents to or suffers the appointment of an administrator, liquidator or receiver over the whole or a material part of the undertaking, property, assets or revenues of the Issuer or any Principal Subsidiary of the Issuer, except for the purpose of and followed by a reconstruction, amalgamation, reorganisation, merger or consolidation (i) on terms approved by an Extraordinary Resolution of the Bondholders or (ii) in the case of a Principal Subsidiary of the Issuer, whereby the undertaking and assets of such Principal

Subsidiary of the Issuer or by way of a voluntary winding-up or dissolution where there are surplus assets in such Principal Subsidiary and such surplus assets attributable to the Issuer and/or any other Subsidiary of the Issuer are distributed to the Issuer and/or any such other Subsidiary of the Issuer; or

(g) (subject to equivalent grace periods) any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in paragraphs (e) or (f) or above; or

(h) it is or becomes unlawful for the Issuer to perform or comply with any one or more of its obligations under any of the Bonds or the Trust Deed; or

(i) an encumbrancer takes possession or an administrative or other receiver or an administrator is appointed of the whole or any substantial part of the property, assets or revenues of the Issuer or any of the Principal Subsidiaries (as the case may be) of the Issuer and is not discharged within 30 days; or

(j) any step is taken by any person with a view to the seizure, compulsory acquisition, expropriation on nationalisation of all or a material part of the assets of the Issuer or any of the Principal Subsidiaries of the Issuer; or

(k) an action, condition or thing (including the obtaining or effecting of any necessary consent, approval, authorization, exemption, filing, licence, order, recording or registration) at any time required to be taken, fulfilled or done by the Issuer or the its Subsidiaries in order (i) to enable the Issuer lawfully to enter into, exercise its rights and perform and comply with its obligations under the Bonds and the Trust Deed, (ii) to ensure that those obligations are legally binding and enforceable and (iii) to make the Bonds and the Trust Deed admissible in evidence in the courts of Hong Kong or the United Kingdom is not taken, fulfilled or done,

provided that in the case of any event other than those described in paragraphs (a), (b) or (h) above, or to the extent that it applies to the Issuer, paragraphs (e) or (f) (or paragraph (g) above as it relates to any of paragraphs (e) or (f) above), the Trustee shall have certified that in its opinion such event is materially prejudicial to the interests of the Bondholders provided that if the Trustee is unable in its sole discretion to determine whether an event is materially prejudicial to the interests of the Bondholders, it may call for and rely on a resolution of the Bondholders as to whether such event is materially prejudicial to the interests of the Bondholders and further provided that it shall not be bound to make any declaration unless it shall have been indemnified and/or secured to its satisfaction. For the avoidance of doubt, Conversion Rights granted to Bondholders shall survive the occurrence of an Event of Default.

For the purpose of these Conditions:

For this purpose "Principal Subsidiary" means any Subsidiary:

(i) whose revenues or (in the case of a Subsidiary which itself has Subsidiaries), consolidated revenues, are at least 10 per cent. of the consolidated revenues of the Issuer and its Subsidiaries; or

(ii) whose gross assets, or (in the case of a Subsidiary which itself has Subsidiaries) gross consolidated assets, exceed 10 per cent. of the consolidated gross assets of the Issuer and its Subsidiaries; or

consolidated profits before taxation and extraordinary items of the Issuer and its Subsidiaries; or

(iv) to which is transferred the whole, or substantially the whole, of the assets and undertaking of a Subsidiary which immediately prior to such transfer is a Principal Subsidiary of the Issuer;

in each case as based on the then latest audited accounts (consolidated where appropriate) of the relevant Subsidiary and the then most recent audited consolidated accounts of the Issuer, provided that, in relation to paragraphs (i) to (iii) above:

(I) in the case of a corporation or other business entity becoming a Subsidiary after the end of the financial period to which the latest consolidated audited accounts of the Issuer relate, the reference to the then latest consolidated audited accounts of the Issuer for the purposes of the calculation above shall, until consolidated audited accounts of the Issuer for the financial period in which the relevant corporation or other business entity becomes a Subsidiary are published, be deemed to be a reference to the then latest consolidated audited accounts of the Issuer adjusted to consolidate the latest audited accounts (consolidated in the case of a Subsidiary which itself has Subsidiaries) of such Subsidiary in such accounts;

(II) if at any relevant time in relation to the Issuer or any Subsidiary which itself has Subsidiaries, no consolidated accounts are prepared and audited, gross assets of the Issuer and/or any such Subsidiary shall be determined on the basis of pro forma consolidated accounts prepared for this purpose by the Issuer and reviewed by the Auditors (as defined in the Trust Deed) for the purposes of preparing a certificate thereon to the Trustee;

(III) if at any relevant time in relation to any Subsidiary, no accounts are audited, its gross assets (consolidated, if appropriate) shall be determined on the basis of pro forma accounts (consolidated, if appropriate) of the relevant Subsidiary prepared for this purpose by the Issuer and reviewed by the Auditors (as defined in the Trust Deed) for the purposes of preparing a certificate thereon to the Trustee; and

(IV) if the accounts of any subsidiary (not being a Subsidiary referred to in proviso (I) above) are not consolidated with those of the Issuer, then the determination of whether or not such subsidiary is a Principal Subsidiary of the Issuer shall be based on a pro forma consolidation of its accounts (consolidated, if appropriate) with the consolidated accounts (determined on the basis of the foregoing) of the Issuer; or

in relation to (iv) above, provided that the Principal Subsidiary of the Issuer which so transfers its assets shall forthwith upon such transfer cease to be a Principal Subsidiary of the Issuer and the Subsidiary to which the assets are so transferred shall become a Principal Subsidiary of the Issuer at the date on which the first published audited accounts (consolidated, if appropriate) of the Issuer prepared as of a date later than such transfer are issued, unless such Subsidiary would continue to be a Principal Subsidiary of the Issuer on the basis of such accounts by virtue of the provisions of paragraph (i), (ii) or (iii) above.

In addition, any Subsidiary which is not itself a Principal Subsidiary of the Issuer shall nevertheless be treated as a Principal Subsidiary of the Issuer for the purposes of sub-paragraphs (d) to (g) of this Condition if the revenues, profits or gross assets attributable to such Subsidiary when aggregated with the revenues, profits or gross assets attributable to any other Subsidiary which is not itself a Principal Subsidiary of the Issuer and with respect to which any of the events referred to in paragraphs (d) to (g) of this Condition (disregarding the necessity for any opinion,

revenues, consolidated gross assets or consolidated profits before taxation and extraordinary items of the Issuer and its Subsidiaries attributable to holders of Shares.

A report by the Auditors of the Issuer that, in their opinion, a Subsidiary is or is not, or was or was not, a Principal Subsidiary of the Issuer shall, in the absence of manifest error, be conclusive and binding on all parties.

"Subsidiary" means, in relation to any person, any company or other business entity of which that person owns or controls (either directly or through one or more other Subsidiaries) more than 50 per cent. of the issued share capital or other ownership interest having ordinary voting power to elect directors, managers or trustees of such company or other business entity or any company or other business entity which at any time has its accounts consolidated with those of that person or which, under Hong Kong law or regulations or generally accepted accounting principles in Hong Kong from time to time, should have its accounts consolidated with those of that person; provided that "Subsidiary" shall not include any company established for the sole purpose of a securitisation, secured limited recourse financing or project finance transaction originated by the Issuer or a Subsidiary of the Issuer in respect of which there is no recourse to the Issuer or any Subsidiary of the Issuer.

11. PRESCRIPTION

Claims in respect of amounts due in respect of the Bonds will become prescribed unless made within 10 years (in the case of principal and premium) and five years (in the case of default interest)(if any) from the relevant date (as defined in Condition 10) in respect thereof.

12. ENFORCEMENT

At any time after the Bonds have become due and repayable, the Trustee may, at its sole discretion and without further notice, take such proceedings against the Issuer as it may think fit to enforce repayment of the Bonds and to enforce the provisions of the Trust Deed, but it will not be bound to take any such proceedings unless (a) it shall have been so requested in writing by the holders of not less than 25 per cent. in principal amount of the Bonds then outstanding or shall have been so directed by an Extraordinary Resolution of the Bondholders and (b) it shall have been indemnified and/or secured to its satisfaction. No Bondholder will be entitled to proceed directly against the Issuer unless the Trustee, having become bound to do so, fails to do so within a reasonable period and such failure shall be continuing.

13. MEETINGS OF BONDHOLDERS, MODIFICATION, WAIVER AND SUBSTITUTION

(A) *Meetings*

The Trust Deed contains provisions for convening meetings of Bondholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of the Bonds or the provisions of the Trust Deed. The quorum at any such meeting for passing an Extraordinary Resolution will be two or more persons holding or representing over 50 per cent. in principal amount of the Bonds for the time being outstanding or, at any adjourned such meeting, two or more persons being or representing Bondholders whatever the principal amount of the Bonds so held or represented unless the business of such meeting includes consideration of proposals, *inter alia*, (i) to modify the due date for any payment in respect of the Bonds, (ii) to reduce or cancel the amount of principal, premium or Equivalent Amount or the rate of interest payable in respect of the Bonds, (iii) to change the currency of payment of the Bonds, (iv) to modify or cancel the Conversion Rights or (v) to modify the provisions concerning the quorum required at any meeting of the Bondholders or the majority required to pass an Extraordinary Resolution, in which case the necessary quorum for passing an Extraordinary Resolution will be two or more persons holding or

at any meeting of Bondholders will be binding on all Bondholders, whether or not they are present at the meeting. The Trust Deed provides that a written resolution signed by or on behalf of the holders of not less than 90 per cent. of the aggregate principal amount of Bonds outstanding shall be as valid and effective as a duly passed Extraordinary Resolution.

(B) *Modification and Waiver*

The Trustee may agree, without the consent of the Bondholders, to (i) any modification (except as mentioned in Condition 13(A) above) to, or the waiver or authorisation of any breach or proposed breach of, the Bonds, the Agency Agreement or the Trust Deed which is not, in the opinion of the Trustee, materially prejudicial to the interests of the Bondholders or (ii) any modification to the Bonds or the Trust Deed which, in the Trustee's opinion, is of a formal, minor or technical nature or to correct a manifest error or to comply with mandatory provisions of law. Any such modification, waiver or authorisation will be binding on the Bondholders and, unless the Trustee agrees otherwise, any such modifications will be notified by the Issuer to the Bondholders as soon as practicable thereafter in accordance with Condition 16.

(C) *Substitution*

The Trust Deed contains provisions permitting the Trustee to agree, subject to such amendment of the Trust Deed and such other conditions as the Trustee may require, but without the consent of the Bondholders, to the substitution of any other company in place of the Issuer, or of any previous substituted company, as principal debtor under the Trust Deed and the Bonds.

(D) *Interests of Bondholders*

In connection with the exercise of its functions (including but not limited to those in relation to any proposed modification, authorisation, waiver or substitution) the Trustee shall have regard to the interests of the Bondholders as a class and shall not have regard to the consequences of such exercise for individual Bondholders and the Trustee shall not be entitled to require, nor shall any Bondholder be entitled to claim, from the Issuer or the Trustee, any indemnification or payment in respect of any tax consequences of any such exercise upon individual Bondholders except to the extent provided for in Condition 9 and/or any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed.

In the event of the passing of an Extraordinary Resolution in accordance with Condition 13(A) or a substitution in accordance with Condition 13(C), the Issuer will procure that (i) the Bondholders shall be notified in accordance with Condition 16; (ii) the Hong Kong Stock Exchange shall be notified; and (iii) all relevant requirements of the Hong Kong Stock Exchange shall be complied with (including the preparation of any supplemental listing particulars, if necessary).

14. REPLACEMENT OF CERTIFICATES

If any Certificate is mutilated, defaced, destroyed, stolen or lost, it may be replaced at the specified office of the Registrar or any Agent upon payment by the claimant of such costs as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer and such Agent may reasonably require. Mutilated or defaced Certificates must be surrendered before replacements will be issued.

The Issuer may from time to time, without the consent of the Bondholders, create and issue further bonds having the same terms and conditions as the Bonds in all respects (except for the issue date, issue price and to the extent necessary, certain temporary securities law transfer restrictions) and so that such further issue shall be consolidated and form a single series with the Bonds. Such further bonds may, with the consent of the Trustee, be constituted by a deed supplemental to the Trust Deed.

16. NOTICES

All notices to Bondholders shall be validly given if mailed to them at their respective addresses in the register of Bondholders maintained by the Registrar or, published in a leading newspaper having general circulation in Asia (which is expected to be the *Asian Wall Street Journal*) and, so long as the Bonds are listed on the Hong Kong Stock Exchange and the rules so require, published in a leading newspaper having general circulation in Hong Kong (which is expected to be the *South China Morning Post*). Any such notice shall be deemed to have been given on the later of the date of such publication and the seventh day after being so mailed, as the case may be.

17. AGENTS

The names of the initial Agents and the Registrar and their specified offices are set out below. The Issuer reserves the right, subject to the prior written approval of the Trustee, at any time to vary or terminate the appointment of any Agent or the Registrar and to appoint additional or other Agents or a replacement Registrar. The Issuer will at all times maintain (a) a Principal Agent, (b) a Registrar which will maintain the register of Bondholders outside Hong Kong and the United Kingdom and (c) a Paying Agent (which may be the Principal Agent) with a specified office in a European Union member state that will not be obliged to withhold or deduct tax pursuant to any European Union Directive on the taxation of savings income implementing the provisions of the ECOFIN Council Meeting of 26th -27th November 2000 or any law implementing or complying with, or introduced in order to conform, to such Directive. Notice of any such termination or appointment, of any changes in the specified offices of any Agent or the Registrar and of any change in the identity of the Registrar or the Principal Agent will be given promptly by the Issuer to the Bondholders and in any event not less than 45 days' notice will be given. The Agents shall act solely as agents of the Issuer and will not thereby assume any obligation towards or relationship of agency or trust to the Bondholders.

18. INDEMNIFICATION

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking proceedings to enforce repayment unless indemnified and/or secured to its satisfaction. The Trustee is entitled to enter into business transactions with the Issuer and any entity related to the Issuer.

Any certificate or report of the auditors, accountants or advisers of the Issuer or of any other person called for by or provided to the Trustee (whether or not addressed to the Trustee) in accordance with or for the purposes of these Conditions may be relied upon by the Trustee as sufficient and conclusive evidence of the facts stated therein notwithstanding that such certificate or report and/or any engagement letter or other document entered into by the Trustee in connection therewith contains a monetary or other limit on the liability of such persons in respect thereof.

The US dollar is the sole currency of account and payment for all sums payable by the Issuer under or in connection with the Bonds including damages. Any amount received or recovered in a currency other than US dollars (whether as a result of, or as a result of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding up or dissolution of the Issuer or otherwise) by the Trustee or any Bondholder in respect of any sum expressed to be due to it from the Issuer under or in connection with the Bonds will only constitute a discharge to the Issuer to the extent of the US dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that US dollar amount is less than the US dollar amount expressed to be due to the recipient under any Bond or the Trust Deed, the Issuer shall indemnify it against any loss sustained by it as a result. In any event, the Issuer shall indemnify the recipient against the cost of making any such purchase.

For the purpose of this Condition, it will be sufficient for the Trustee or the Bondholder to demonstrate that it would have suffered a loss had an actual purchase been made. These indemnities constitute a separate and independent obligation from the other obligations of the Issuer, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any Bondholder and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Bond or any other judgment or other.

20. CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

No person shall have any right to enforce any term or condition of this Bond under the Contracts (Rights of Third Parties) Act 1999.

21. GOVERNING LAW

The Bonds, the Trust Deed and the Agency Agreement are governed by, and shall be construed in accordance with, the laws of England. In relation to any legal action or proceedings arising out of or in connection with the Trust Deed or the Bonds, the Issuer has in the Trust Deed irrevocably submitted to the courts of England and in relation thereto has appointed Ryobi Technologies (UK) Ltd. at Anvil House, Tuns Lane, Henley-on-Thames, Oxfordshire RG9 1SA, as its agent for service of process in England.

The Global Certificate contains provisions which apply to the Bonds in respect of which the Global Certificate is issued, some of which modify the effect of the terms and conditions of the Bonds (the "Conditions" or the "Terms & Conditions") set out in this Offering Circular. Terms defined in the Conditions have the same meaning in the paragraphs below. The following is a summary of those provisions:

Meetings

The registered holder of the Global Certificate will be treated as being two persons for the purposes of any quorum requirements of a meeting of Bondholders and, at any such meeting, as having one vote in respect of each US$1,000 in principal amount of Bonds for which the Global Certificate is issued. The Trustee may allow a person with an interest in the Bonds in respect of which the Global Certificate has been issued to attend and speak at a meeting of Bondholders on appropriate proof of his identity and interest.

Cancellation

Cancellation of any Bond by the Issuer following its redemption, conversion or purchase by the Issuer will be effected by a reduction in the principal amount of the Bonds in the register of Bondholders.

Trustee's Powers

In considering the interests of Bondholders while the Global Certificate is registered in the name of a nominee for a clearing system, the Trustee may, to the extent it considers it appropriate to do so in the circumstances, (a) have regard to any information as may have been made available to it by or on behalf of the relevant clearing system or its operator as to the identity of its accountholders (either individually or by way of category) with entitlements in respect of the Bonds and (b) consider such interests on the basis that such accountholders were the holders of the Bonds in respect of which the Global Certificate is issued.

Conversion

Subject to the requirements of Euroclear and Clearstream (or any Alternative Clearing System), the Conversion Rights attaching to the Bonds in respect of which the Global Certificate is issued may be exercised by the presentation thereof to or to the order of the Principal Agent of one or more Conversion Notices duly completed by or on behalf of a holder of a book-entry interest in such Bonds. Deposit of the Global Certificate with the Principal Agent together with the relevant Conversion Notice(s) shall not be required. The exercise of the Conversion Right shall be notified by the Principal Agent to the Registrar and the holder of the Global Certificate.

Payment

Payments of principal, interest and premium (if any) in respect of Bonds represented by the Global Certificate will be made without presentation or if no further payment falls to be made in respect of the Bonds, against presentation and surrender of the Global Certificate to or to the order of the Principal Agent or such other Paying Agent as shall have been notified to the Bondholders for such purpose.

So long as the Bonds are represented by the Global Certificate and the Global Certificate is held on behalf of Euroclear or Clearstream or the Alternative Clearing System, notices to Bondholders may be given by delivery of the relevant notice to Euroclear or Clearstream or the Alternative Clearing System, for communication by it to entitled accountholders in substitution for notification as required by the Conditions.

Bondholder's Redemption

The Bondholder's redemption option in Condition 8(D) and 8(E) may be exercised by the holder of the Global Certificate giving notice to the Principal Agent of the principal amount of Bonds in respect of which the option is exercised and presenting the Global Certificate for endorsement or exercise within the time limits specified in those Conditions.

Registration of Title

Certificates in definitive form for individual holdings of Bonds will not be issued in exchange for interests in Bonds in respect of which the Global Certificate is issued, except if either Euroclear or Clearstream (or any Alternative Clearing System on behalf of which the Bonds evidenced by the Global Certificate may be held) is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so.

Transfers

Transfers of interests in the Bonds will be effected through the records of Euroclear and Clearstream and their respective participants in accordance with the rules and procedures of Euroclear and Clearstream and their respective direct and indirect participants.

Enforcement

For the purposes of enforcement of the provisions of the Trust Deed against the Trustee, the persons named in a certificate of the holder of the Bonds in respect of which the Global Certificate is issued shall be recognised as the beneficiaries of the trust set out in the Trust Deed, to the extent of the principal amount of their interest in the Bonds set out in the certificate of the holder, as if they were themselves the holders of Bonds in such principal amounts.

The net proceeds from the issue of the Bonds (after deduction of commission and expenses) are approximately US$137,550,000 (approximately HK$1,072,078,455) and are presently intended to be used by the Issuer as to 50% for general corporate requirements and as to 50% for working capital purposes including financing possible acquisitions should suitable opportunities arise in the future. The Issuer has not entered into any agreement in relation to any such possible acquisitions nor has the Issuer committed itself to any exclusive negotiations with any third party which will lead to the conclusion of such agreement up to the date of this Offering Circular.

Capitalisation and Indebtedness of the Group

As at 31 December 2003, the authorised share capital of the Issuer was HK$160,000,000 divided into 800,000,000 ordinary shares of HK$0.20 par value each and its issued share capital was HK$132,497,365 consisting of 662,486,826 ordinary shares of HK$0.20 par value each.

On 28 May 2004, ordinary resolutions were passed by the shareholders of the Issuer to approve (i) the increase (the "Increase") in the authorised share capital of the Issuer to HK$240,000,000; and (ii) the subdivision (the "Subdivision") of each and every issued and unissued share of HK$0.20 in the authorised share capital of the Issuer into two ordinary shares of HK$0.10 each. The Increase and the Subdivision became effective on 28 and 31 May 2004 respectively.

Upon the Increase and the Subdivision becoming effective, the authorised share capital of the Issuer was HK$240,000,000 divided into 2,400,000,000 ordinary shares of HK$0.10 each and as at 28 May 2004, its issued share capital was HK$133,096,365.20 consisting of 665,481,826 ordinary shares of HK$0.20 par value (or 1,330,963,652 ordinary shares of HK$0.10 par value upon the Subdivision becoming effective on 31 May 2004).

The following table sets forth the consolidated capitalisation and indebtedness of the Group as at 31 December 2003 and as adjusted as at 31 December 2003 to give effect to the issue of the Bonds:

	The Group		
	As at 31 December 2003	As adjusted as at 31 December 2003	
	(in HK$ million)	*(in HK$ million)*	*(in US$ million)*
Short-term borrowings			
Secured	6	6	1
Unsecured	492	492	63
Total short-term borrowings	498	498	64
Long-term borrowings			
Unsecured	1,348	1,348	173
The Bonds to be issued	—	1,092	140
Total long-term borrowings	1,348	2,440	313
Shareholders' equity			
Share capital	132	132	17
Reserves	2,380	2,380	305
Shareholders' funds	2,512	2,512	322
Minority interests	46	46	6
Total capitalisation [1]	3,906	4,998	641
Total short-term borrowings and capitalisation	4,404	5,496	705

Note:

(1) Total capitalisation represents the sum of long-term borrowings, minority interests and shareholders' funds.

Assuming full conversion of the Bonds at the initial Conversion Price of HK$16.56 per share at the Fixed Rate (as defined in the Terms and Conditions of the Bonds), the Bonds will be convertible into approximately 65,922,584 shares at a par value of HK$0.10 each.

There has been no material change in the capitalisation of the Group since 31 December 2003.

Overview

Founded in 1985, TTI is a world-leading manufacturer of innovative home improvement power tools and outdoor products, floor care appliances and electronic measuring products. TTI manufactures and sells its products under its own internationally recognised leading brands, namely:

- Ryobi® - power tools and outdoor power products
- Homelite® - outdoor lawn and garden power products
- VAX® - floor care appliances
- Regina® - floor care appliances
- Royal® - floor care appliances
- Dirt Devil® - floor care appliances

TTI also manufactures products on a private label basis to reputable innovative brand name customers such as Sears' Craftsman® and RIDGID® series.

TTI initially began as an OEM for some of the best-known names in the power tool industry such as Ryobi, Bosch and Sears. TTI subsequently expanded its capabilities into product design and development to become an ODM and further evolved into an OBM when it acquired Ryobi's North American power tool products business in August 2000. TTI made further steps towards its vision of becoming a global OBM when it acquired Ryobi's power tool products business in Europe, Australia and New Zealand in August 2001 and February 2002, respectively. In November 2001, TTI expanded into the consumer outdoor products business with the acquisition of Homelite. It recently further expanded its outdoor products business by acquiring Ryobi's outdoor products brand licence in North America in January 2004. TTI is now the exclusive holder of the Ryobi brand licence for both power tools, floor care and outdoor power equipment in North America, Europe, Australia and New Zealand. TTI entered the floor care business by acquiring VAX in September 1999. It subsequently expanded its floor care business with the acquisition of the Regina brand in early 2003 and Royal in April 2003. The Royal acquisition brought into the TTI floor care portfolio the Dirt Devil and Royal brands.


Techtronic Industries Company Limited
Hong Kong
Floor Care Group
Power Tool Group
Solar & Electronic Group
Lawn & Garden Group
Investment/Trading Group
• Royal Appliance Mfg. Co. USA
• Royal Appliance International GmbH
• Vax Limited
• Vax Appliances (Australia) Pty. Ltd.
• One World Technologies, Ltd. Bermuda
• OWT France SAS
• Ryobi Technologies (UK) Limited
• Ryobi Technologies GmbH
• Ryobi Technologies Australia Pty Limited
• Ryobi Technologies (New Zealand) Limited
• Techronic Industries North America, Inc.
• Solar Wide Industrial Limited
• Solar Wide (Overseas) Limited
• Homelite Technologies, Ltd.
• Homelite Asia Ltd.
• Homelite Consumer Products Holdings, Inc.

Note:

(1) For a detailed summary of the principal subsidiaries of the Group, please refer to "Operating Subsidiaries" on page 60.

Headquartered in Hong Kong, TTI's principal manufacturing plants are located in the PRC with additional production facilities in North America. In-house research and marketing centers are located in Hong Kong, the US, the UK, Germany and other countries. TTI currently employs more than 16,000 people world-wide. TTI has been listed on the Hong Kong Stock Exchange since 1990. As of 2 July 2004, TTI had a market capitalization of US$2,152,224,366 based on 1,336,625,652 Shares.

TTI has received various awards and accolades from its customers and the Hong Kong business community over the past few years, including:

- Named by *Asiamoney* as one of the "Best Small Companies" and one of the "Overall Best Investor Relations' Companies" in 2003
- "Partner of the Year" from the Hardware Department of the Canadian arm of The Home Depot, Inc. ("The Home Depot") in 2003
- "Partner of the Year" from the Hardware Department of the US arm of The Home Depot in 2003
- "Bullseye Award for Excellence" from the Target Corp in 2003

- "Innovator of the Year" from The Home Depot in October 2002 for TTI's Ryobi line of products

- "Partners in Progress Award" from Sears for 14 consecutive years since 1988, in recognition of excellence in delivery, product marketability and product quality

- "International Award" from the SCMP/DHL Hong Kong Business Awards 2001

The "International Award" is one of the most prestigious awards received by TTI to date, and represents one of the highest accolades in Hong Kong's business circles. To achieve this award, TTI had to demonstrate, throughout the five years prior to receiving this award, that TTI penetrated new markets or substantially increased its presence successfully overseas, thereby enhancing Hong Kong's international corporate reputation.

Competitive Strengths

TTI believes that its principal competitive strengths are its:

- ***Low-cost, high quality and flexible production in the PRC.*** TTI is one of the lowest-cost manufacturers of power tools in the world and the largest OEM for power tools in Asia, with more than 90% of production based in Dongguan, PRC. TTI continues to manage costs by sourcing components and materials from its Asian suppliers for manufacture and assembly at its facilities in the PRC. Compared with manufacturers based in North America, Europe and Japan, TTI enjoys a significant cost advantage as, whilst the production process is relatively labour-intensive, labour costs in the PRC are low and TTI is able to make use of temporary labour to satisfy seasonal fluctuations in the demand for its products. TTI stands out even against competitors who also manufacture in the PRC or other low cost countries with its economies of scale, depth of engineering and design capability and a flexible production process. Leveraging its low-cost production in the PRC, TTI has been able to position its Ryobi brand power tools and Homelite brand outdoor equipment with attractive prices relative to key competitors. TTI has begun construction of a major new manufacturing and research and development complex close to its existing facilities in southern parts of the PRC. Upon completion of the project, TTI believes that it will increase its capacity by more than 65%, enabling it to meet the research and development, engineering and production needs of its branded businesses and OEM clients in the most cost effective manner.

- ***Strong relationship with reputable customers.*** The Group has built up a solid and reputable customer base which includes brand names such as Hoover, Rubbermaid and Procter & Gamble. In 2001, TTI signed a long term supply agreement with The Home Depot, the largest home improvement retailer in the US with over 1,750 stores across North America to distribute Ryobi brand power tools. This has enabled TTI to gain easy access to market and also to leverage The Home Depot's marketing and promotion efforts. On 3 July 2003, TTI partnered with The Home Depot to manufacture and supply a range of professional grade power tools under the RIDGID brand. The products are currently only available in The Home Depot. Launched only in the final quarter of 2003, the RIDGID line made a significant sales contribution to the Group. TTI believes that such exclusive arrangements will continue to underpin the high growth seen since 2000. TTI believes that its ability to satisfy the needs of its customers has contributed to its ability to maintain a reputable customer base. It also believes that its solid customer base and good customer relationships has provided a concrete foundation for the Group to expand its existing business and to develop more advanced products.

quality products is enhanced by its strong relationships with its retail partners. TTI stands out as a strong OEM/ODM in the power tool and outdoor equipment and floor care product market in North America, Europe and Asia Pacific region. TTI believes that its solid track records with its retail partners would make TTI a supplier of choice during periods of aggressive supplier consolidation.

- ***Acquisition and integration of key brands.*** Over the years, TTI has transformed itself from an OEM/ODM for major brands to a major branded power tool, outdoor equipment and floor care product supplier. While the majority of TTI's growth has been organic, TTI has seized opportunities over the past two years to acquire strategic assets, enhancing its manufacturing platform and global branding strategy. With the acquisitions of VAX, Ryobi, Homelite, Royal, Regina and Dirt Devil, TTI has been able to offer products from the consumer low end to the professional segments and with significant market presence in the key markets of North America, Europe and Australasia. As a result, own and licensed brand sales increased from 28% of total sales in 2001 to 68% in 2003.

- ***Focus on design and development.*** TTI believes that its success as an OEM/ODM has been driven by its focus on research and development and cross-utilisation of its core technologies and patented intellectual property such as the introduction of Royal's bagless technology with VAX in 2003. This has enabled VAX to introduce a new range of upright vacuums into the United Kingdom and Australasia resulting in an immediate increase in sales in the floor care business of the Group in 2003. TTI operates a combination of research and development centres in its end markets such as the US, United Kingdom and the PRC. This provides it with close proximity to end customer demands and enables TTI to quickly develop innovative features that reflect and aspire to the demands of local end consumers. The research and development centre in the PRC focuses on the improvement in quality of such innovative features and the reduction of overall costs of the manufacturing process. The expansion of the Group's facilities that has commenced in the PRC will enable the Group to increase efficiencies and synergies by housing an engineering and operations centre in one location and further meet the research and development needs of its branded business and OEM clients.

- ***Competitive pricing and product range.*** TTI works closely with its customers in developing its pricing strategy and in the design and production of its product range. This means that it can launch new products with a degree of certainty that they will be accepted by the market. This strategy has helped the Group to gain its market share.

- ***Long-standing relationship with suppliers and advantages of mass procurement.*** The vast majority of TTI's suppliers are located in close proximity to TTI's own production centre in the PRC. This, in combination with its increased scale over the last few years, provides TTI with substantial procurement benefits compared to most of its competitors whose production facilities are more spread out over the world. TTI has developed long-standing relationships with its key suppliers whilst maintaining a multi-sourcing strategy. Based on TTI's knowledge of and close cooperation with its key suppliers, TTI has provided its suppliers with product specifications that fit their manufacturing capabilities so that its suppliers can produce in a more cost efficient manner.

TTI's objectives are to (i) further strengthen its position as a leading global player in its existing key markets, (ii) leverage its strengths by expanding into new products and brands, such as its recently acquired Ryobi license for outdoor products in North America and (iii) selectively enter new markets in particular, Europe. Key elements of TTI's strategy for achieving these objectives include:

- ***Continue to focus on new product development and marketing.*** New product development and marketing remain the key growth drivers of TTI's business. In fiscal 2003, TTI spent approximately US$34.4 million on research and development, representing approximately 2% of TTI's consolidated turnover. TTI intends to maintain a continuous flow of new products in order to grow market share. TTI works closely with The Home Depot and other retailers to optimise product offerings and packaging. New product development efforts will be focused on: i) the replacement of outdated product designs, ii) development of innovative features that will keep TTI ahead of its competitors and iii) improvement in quality while reducing overall costs. TTI will strive to strengthen its position as a top player in its industry. The Group is focused on increasing the value of its brands by introducing a wider range of products and product innovations and further expanding consumer recognition. The Group plans to maximise synergies in logistics, marketing and sales to capitalise on the powerful Ryobi brand covering now both power tools and outdoor power equipment. TTI plans to further increase consumer recognition through several initiatives such as the establishment of its own in-store sales and service teams in North America. These teams serve to educate customers and promote TTI's products, leading to a longer-lasting and more positive impression.

- ***Further strengthen its close relationship with key customers.*** TTI intends to further strengthen its close relationships with key customers so that they will continue to consider the Group as an integral partner in their business. TTI aims to retain its customers' preferred OEM or ODM partners by jointly developing engineering solutions to meet their requirements. TTI also seeks to shorten time-to-market. TTI intends to further strengthen its extensive quality assurance and testing program, which it believes will ensure that its engineering solutions are translated into reliable products. TTI also plans to further enhance its after-sales service and support by establishing regional centers. TTI believes that its focus on its engineering capability, extensive quality assurance and responsive after-sales support will continue to be significant factors in its ability to maintain close relationship with its customers. During 2003, in North America, TTI established its own in-store sales and service teams to serve its customers better. TTI also consolidated its distribution centres to optimise the logistic operations in the US, resulting in a quicker turnaround time and lower costs.

- ***Expand its production capacities in the PRC and maintain cost efficiency and production quality.*** TTI intends to continue to invest in its PRC factories and expand its production capacity in order to cope with the Group's business growth. The Group will continue to transfer production to its facilities in the PRC and raise the proportion of materials and components sourced in Asia. The Group will continue to look for improvements in cost efficiency and production quality, such as the use of flexible assembly lines, whereby it can optimise the mix of labour and selective automation. It will continuously look for opportunities to improve its manufacturing process, including the co-operation with its key suppliers. TTI has begun construction of a major new manufacturing and research and development complex close to its existing facilities in southern parts of the PRC. Upon completion of the project, TTI believes that it will increase its capacity by more than 65%, enabling it to meet the research and development, engineering and production needs of its branded businesses and OEM clients in the most cost effective manner. TTI believes that the increased capacity will enable it to capitalise on its strength of low cost and high quality production in the PRC.

continue to expand the depth of its product development resources by strengthening its research and development and engineering teams globally. TTI has invested in extensive testing and regulatory laboratories in the US, Hong Kong and the PRC. With these testing facilities in place and running efficiently, the Group is able to shorten concept testing, product verification and regulatory approvals, which in turn results in faster market penetration. TTI is confident that its product innovation programs will continue to deliver products that satisfy the expectations of end-users and contribute to the Group's profitable growth. TTI is also looking into more applications for the production rights of its petrol-driven engines which meets the toughest emissions standards in the US, including California.

- ***Selective expansion into other markets.*** TTI is monitoring the possibility of entering into new markets, in particular in Europe. The Group recognises the differences in European markets and is selectively pursuing market niches it feels it can successfully penetrate. The Group has been successful with its VAX brand in the United Kingdom and with Dirt Devil in Germany. The Group is also exploring new high growth markets and applications for its successful solar and electronic business.

Business

TTI's operations are divided primarily into three categories:

1. Power Tools and Outdoor Products

2. Floor Care Appliances

3. Solar & Electronic Products

The pie charts below set forth a summary of the Group's performance by business segment and by geographical market location for the year 2003.


Floor Care Appliances 24%
Power Tools & Outdoor Products 72%
Solar & Electronic 4%


Other Countries 5%
Europe 12%
North America 83%

The Power Tools and Outdoor Products division is TTI's largest business segment, accounting for 72% of its turnover in year 2003. Operating profits increased by 38.5% to HK$653 million (US$84 million) which represents 75.5% of TTI's total operating profits. TTI's power tools division designs, engineers, and manufactures a complete range of portable, bench top and stationary power tools, which can be broadly classified into two categories, bench top and hand-held (corded and cordless) products. Products produced include a full range of both rechargeable and corded tools such as impact drills, drill/drivers, screwdrivers, reciprocating saws and circular saws; a full range of bench top tools such as miter saws and drill press, and a full range of stationary tools such as table saws. The Power Tool and Outdoor Products division is a principal manufacturer of TTI's own Ryobi brand, Sears' Craftsman line, RIDGID line and many major brands of power tools around the world through TTI's private label arrangement.

In November 2001, TTI acquired the Homelite brand of outdoor products from John Deere Company. Homelite was founded in 1921 as the Home Electric Lighting Company to manufacture power generators. The company later became known as Homelite, and its product mix gradually shifted toward lawn and garden products in the 1980s. In November 2001, as part of a sweeping effort to improve financial performance and focus on its core business of heavy duty industrial equipment for commercial users, John Deere decided to exit the consumer product business and sold Homelite to TTI. Homelite is a leading manufacturer of gas powered and portable lawn and garden equipment in North America, producing a full-line of handheld outdoor power equipment, including, string trimmers, blowers, chain saws, and hedge trimmers. TTI has successfully integrated the Homelite outdoor power equipment operations. As a result, the business contributed to TTI's bottom-line as well as top-line growth. At the same time, TTI has succeeded in modifying its engines for these products to meet the new standards required by the US Environmental Protection Agency, which opens future opportunities for TTI.

TTI's Power Tool and Outdoor Products division has been TTI's fastest growing segment in recent years. For 2002, the division delivered an aggressive 60% increase in turnover over 2001, to HK$7,604 million (US$976 million). Turnover of Ryobi power tools posted an impressive growth, exceeding 100% for the first half of 2002. For 2003, the Power Tools and Outdoor Products division recorded a 24.8% increase in turnover from HK$7,604 million (US$976 million) for the year ended 31 December 2002 to HK$9,487 million (US$1,217 million) for the year ended 31 December 2003. Investments in brand promotion and marketing campaigns have improved Ryobi brand awareness and created strong demand from the market. The quality of the Ryobi product, combined with its value-price positioning, has allowed TTI to increase comparative turnover and improve profitability. The ODM and OEM businesses also remain healthy.

TTI has recently successfully developed a range of professional grade power tools that are available under the RIDGID brand in The Home Depot in the US and Canada. The launch in October 2003 was a success and factory orders and sell-through of RIDGID tools exceeded TTI's expectations. With their attractive designs and features, these high quality professional grade power tools were able to compete with established brands in the market.

Performance in TTI's outdoor products in fiscal 2003 exceeded plans. Homelite's integration with Ryobi is leveraging logistics strengths and streamlining distribution and marketing programs. Additionally, TTI's Ryobi products are benefiting from Homelite's product technologies and production capabilities. During 2003, the Group launched several important products, such as the professional string trimmer and a new range of "Expand-it" attachments, demonstrating its ability to leverage both brands and production processes to generate additional revenues. The expansion of the outdoor products business also helps to offset the seasonal factors inherent in the power tools industry providing a more even level of orders, in turn strengthening the consistency of the turnover stream and benefiting the supply chain.

TTI's Floor Care Appliances division designs, engineers, manufactures and markets a variety of floor care appliances, including stick vacuums, extractor vacuums, upright vacuums, canister vacuums and portable hand vacuums, both rechargeable and corded. The division is a principal manufacturer of Bissell and serves as an ODM/OEM manufacturer for Hoover, both of which are leading brands in North America. The division also markets TTI's own VAX brand in the United Kingdom, Australia and several other countries and markets its own Royal and Dirt Devil brands in Germany through a subsidiary.

The Floor Care Appliance division recorded a 91.6% increase in turnover from HK$1,662 million (US$213 million) for the year ended 31 December 2002 to HK$3,185 million (US$409 million) for the year ended 31 December 2003. Operating profits for the year 2003 increased by 79.7% to HK$131 million (US$17 million). The growth in 2003 was primarily driven by the consolidation of financials for 8 months of Royal, which TTI acquired in April 2003. Growth was also generated by new product introductions and from demand-generating retail price adjustments made by TTI's OEM customers in North America. The introduction of Royal's technology and designs under the VAX brand in the United Kingdom has resulted in an increase in sales.

TTI remains increasingly optimistic about the future of its Floor Care Appliances division. The acquisition of Royal which completed in April 2003 provided the Group with a new avenue of growth in its floor care business. The acquisition has enabled the Group to increase the size of its branded presence in North America, expand its customer base and add product technologies and development capabilities to the Group. Royal owns both the Royal brand, targeted at retail floor care specialists, and the Dirt Devil brand that is sold to consumers through leading mass-market retailers. Following the acquisition, TTI focused on the integration of Royal's operations into the Group, by transferring the engineering and manufacturing functions to Asia and strengthening the logistics, brand marketing and new product concept capabilities in Royal's home markets.

Since 1995, TTI has manufactured a portion of Royal's floor care products on a private label basis and, therefore, is familiar with Royal's operations and is alert to specific areas of improvement that will drive margins and improve profitability. As a result, TTI was able to execute the integration with minimum disruption, supported by the core team of excellent managers who stayed with the company. The Group is well positioned to offer its high-volume retail partners both direct shipments from Asia and integrated logistic services through Royal's state-of-the-art distribution facilities in Cleveland, Ohio and Ontario, California. This flexible logistics system provides Royal and its retail partners opportunities for improved inventory management with reduced production-to-customer cycles. In Europe, TTI made progress in establishing a platform for both Royal and Dirt Devil products in Germany and other Central and Eastern European markets.

During 2003, VAX has significantly diversified its business from multi-function carpet cleaners to the much larger dry vacuum cleaner category. The accelerated new product development process resulting from the Royal integration, as well as important sales and marketing efforts, have helped the Group to develop strong relationships with its channel partners, as well as to create product offerings to differentiate VAX from its competitors.

Solar and Electronic Products

TTI's Solar and Electronic Products division features products such as solar powered lighting, electronic and laser measuring devices, and electronic health care products, such as power toothbrushes.

While a small component of TTI's consolidated operations, the Solar and Electronic Products division delivered impressive performance in 2001 and 2002 by reporting a 160.4% growth in operating profits to HK$37 million (US$5 million). For fiscal year 2003, the division reported an impressive 125.1% increase in turnover versus the prior year. Divisional profits rose during the period

years were highlighted by the introduction of new die cast for glass solar lights and new state of the art laser leveling tools and ultrasonic tape measures. The success of these new products was a major factor in the divisions overall improvement and profit contribution.

In addition, sales were driven by a major expansion of TTI's business in the North American market, where TTI developed relationships with important ODM partners, and launched new products derived from its core technologies and patented intellectual property. These customers provided additional distribution channels with high potential for the Group's solar powered and electronic products, TV advertising campaigns further raised product awareness and created strong sell-through at the retail level.

Employees and Staff Training

As of 31 December 2003, the Group employed a total of approximately 16,000 employees in the PRC and overseas, of whom approximately 490 were working at the Hong Kong headquarters, 1,850 at the US offices, 350 at the offices in Australia and Germany and the remaining 13,310 at the manufacturing plants in the PRC. Total staff costs for the year ended 31 December 2003 amounted to HK$984 million (US$126 million) as compared to HK$625 million (US$80 million) in the same period last year. The increase was partly due to the acquisition of Royal completed in April 2003.

The Group believes that human capital is vital for continuous growth and profitability and therefore encourages and provides job-related training to all staff to improve their skills and competencies.

The Group's remuneration policies have remained unchanged. In addition to the competitive remuneration packages offered, discretionary share options are also granted to eligible staff based on individual and Group performances.

TTI has not experienced any strikes, work stoppages or to other labour disputes and it considers its current relations with its workforce to be good.

Major Suppliers

As of 31 December 2003, the Group's largest supplier and five largest suppliers accounted for approximately 4.2% and 18.5% respectively of the Group's total purchases (not including purchases of items which are of a capital nature).

A majority of the components and materials purchased by the Group are sourced from Asian suppliers. In order to reduce the dependency on any one supplier, the Group sources its components or materials from multiple suppliers. TTI believes that the relationship between the Group and its suppliers have been and will continue to be good and stable. During the three years ended 31 December 2003, the Group has not experienced any difficulties in obtaining supplies of components and materials.

Quality Control

TTI believes that its advanced process and assembly technology and reputation for high quality and reliable products and services have been important factors in attracting and retaining leading international companies as its customers. The Group has established total quality management systems which are designed to ensure high production yields and quality at its facilities. The Group also places high priority on the education and training of its employees in new and effective concepts of quality control and improvement. As of 31 December 2003, the Group had over 570 quality control personnel,

production staff to conduct examination, testing and fine-tuning of products during the production process.

The quality management systems of the Group have been awarded certifications from the British Standards Institution and Hong Kong Quality Assurance Agency as meeting the requirements of the International Organisation for Standardisation ("ISO") ISO9002: 1994 and ISO9001: 1994 in December 1996 and December 1998 in respect of the Group's quality management systems. The management system is recertified as meeting the ISO9001: 2000 standards in 2002.

Insurance

The Group's insurance coverage as of 31 December 2003 includes:

- Business interruption insurance;
- Property damage all risk insurance on its fixed assets, equipment and inventory;
- Directors' and officers' liability insurance;
- Marine cargo insurance;
- Third-party liability insurance to cover claims in respect of personal injury or property damage arising from accidents;
- Product liability insurance.

TTI believes its insurance coverage is adequate and conforms with industry standards prevailing in the PRC and the US.

Competition

Power Tools and Outdoor Products

TTI believes that seven manufacturers control approximately 75% of the US electric power tools market. TTI's market share is approximately 32%, making it the second largest player in the Home Center (Home Depot, Lowe's), Independent (Ace, True Value, HWI, etc.) and Mass Merchant (Sears, Wal-Mart) markets. TTI's major competitors are Black & Decker (Black & Decker and DeWalt), Skil/Bosch, Porter-Cable/Delta and Makita.

TTI estimates that through the Homelite, Ryobi and Toro brand, TTI has an average market share of 18% in the categories of gas chain saws, trimmers and blowers. Through the acquisition of Homelite and Ryobi as well as OEM supply of trimmers under the Toro brand, TTI now ranks as the third largest manufacturer of gas powered trimmers and blowers in North America.

TTI believes that five manufacturers control approximately 80% of the North America floorcare market. Royal's market share is approximately 14.5%, making it the third largest player in the Home Center (Home Depot, Lowe's), and Mass Merchant (Sears, Target, Kmart, Wal-Mart), Warehouse Clubs (Sam's, BJ's), Electronic stores (Best Buy) markets. Royal's major competitors are Hoover, Bissell, Eureka and Euro-Pro. The following provides an overview of market share within the North America floorcare market for the year 2003.


Hoover
31.4%
Euro Pro/Fantom
4.2%
Dyson
1.9%
Eureka
12.5%
Other
14.2%
GE
1.1%
B & D
3.0%
Bissell
17.2%
Dirt Devil
14.5%

Royal estimates that through the Dirt Devil brand, Dirt Devil has market share of approximately 20% for uprights, 25% for hand vacs, 11% for sticks and 4% for extraction.

TTI is also ODM/OEM manufacturer to some of the brands listed above and its aggregate market share in the North American floor care sector therefor exceeds the 14.5% market share which only represents the market share of the Royal and Dirt Devil brands.

Legal Proceedings and Environmental Matters

The Group is subject to extensive air, water and other environmental laws and regulations. These constantly changing laws regulate the discharge of materials into the environment and require the removal or mitigation of the environmental effects of the disposal or release of certain substances. Management believes that TTI's current procedures and practices for handling and management of materials are consistent with or above industry standards and applicable legal requirements and that the appropriate precautions are taken to protect employees and others from harmful exposure to hazardous materials.

Various claims and lawsuits against the Group are pending but either are covered by insurance or are not material or are the type which are normally and reasonably foreseeable in view of the nature of TTI's business, and the management of TTI believes that the total amount of liability that reasonably may be expected to arise from such claims and lawsuits, beyond that which is covered by insurance, would not materially adversely affect its business or financial condition.

Government Regulations

The operations of the Group are subject to various laws and regulations in the jurisdictions in which it operates. The Group's facilities are subject to routine inspections by government officials with regard to various safety and environmental issues. The Group believes that it is in compliance in all material respects with government regulations currently in effect in the jurisdictions in which it operates. Neither TTI nor its subsidiaries has experienced significant problems with government regulations in relation to its operations which could materially adversely affect its properties or operations, nor is it aware of any pending government legislation that might have a material adverse effect on its properties or operations.

Board of Directors

The following list sets forth the names, ages and offices of the present executive officers and directors of TTI. The periods during which such persons have served in such capacities are indicated in the description of business experience of such persons below.

Horst Julius Pudwill (58)	Chairman and Chief Executive Officer
Roy Chi Ping Chung (52)	Managing Director
Patrick Kin Wah Chan (44)	Executive Director
Frank Chi Chung Chan (50)	Executive Director
Akio Urakami, PhD. (61)	Executive Director
Christopher Patrick Langley (59)	Independent Non-Executive Director
Vincent Ting Kau Cheung (62)	Independent Non-Executive Director
Joel Arthur Schleicher (52)	Independent Non-Executive Director

Description of Business Experience of Officers and Management

Horst Julius Pudwill - Chairman and Chief Executive Officer: Mr. Pudwill is the founder of TTI and has been Chairman since 1985. His background includes a Master's Degree in Engineering and a general commercial degree, together with extensive experience in international business. His responsibility is the formulation of the strategic vision of TTI, focusing on continuing growth and profitable development of TTI, products and services. He is active in aligning the activities of TTI with customer needs.

Roy Chi Ping Chung - Managing Director: Mr. Chung is the co-founder of TTI and has been Managing Director since 1985. He holds a Master of Science degree in Engineering Business Management from the University of Warwick. He is responsible for corporate and business management of TTI. Mr. Chung, won the Young Industrialists Award of Hong Kong in 1997, is a council member of Hong Kong Polytechnic University, a member of the Advisory Board for the Faculty of Business of Lingnan University, Director of Hong Kong Paediatric Foundation of Hong Kong Paediatric Society, Director of Hong Kong Safety Institute Ltd., Chairman of TTI's "Electrical & Optical Products" and member of Design Council of the Federation of Hong Kong Industries. Mr. Chung is also the President of Hong Kong Electrical Appliances Manufacturers Association and is an Independent Non-Executive Director of Kin Yat Holdings Limited.

Patrick Kin Wah Chan - Executive Director: Mr. Chan is a fellow member of the Chartered Association of Certified Accountants, an associate member of the Hong Kong Society of Accountants, and associate of the Professional Validation Centre of the Hong Kong Plastic and Metal Industries Limited. Mr. Chan joined the Group in 1988 and was appointed as Executive Director in 1990. He is now responsible for the operations of TTI.

Frank Chi Chung Chan - Executive Director: Mr. Chan is a fellow member of the Chartered Association of Certified Accountants, a fellow member of the Hong Kong Society of Accountants, an associate of the Taxation Institute of Hong Kong and qualified to practice as a Certified Public Accountant in Hong Kong. He joined TTI in 1991 and was appointed as Executive Director in 1992. He is now responsible for corporate affairs and finance of TTI. He is also an Independent Non-Executive Director of Easyknit International Holdings Limited.

Akio Urakami, PhD - Executive Director: Dr. Urakami holds a PhD degree in Materials Science from Northwestern University. He was appointed as Director of TTI in 1989 and Executive Director in 2001. Dr. Urkami is also Vice Chairman of One World Technologies, Inc. His responsibility is the formation and execution of the corporate strategy with Chairman and Managing Director of TTI, and particular emphasis on the long-term business development with alliance companies.

Corporation Limited. He holds directorships in a number of publicly listed companies and maintains close ties with the business community in Hong Kong.

Vincent Ting Kau Cheung - Independent Non-Executive Director: Mr. Cheung was appointed Director of TTI in 1991. He is also an Executive Director of Jade Dynasty Food Culture Group Limited, an Independent Non-Executive Director of Gold Peak Industries (Holdings) Limited and Paul Y. - ITC Construction Holdings Limited. He has been a practicing solicitor since 1970 and is now the senior partner of Vincent T.K. Cheung, Yap & Co., Solicitors. Mr. Cheung is qualified to practice as solicitor in the UK and is also a Notary Public, Hong Kong.

Joel Arthur Schleicher - Independent Non-Executive Director: Mr. Schleicher was appointed as Director of TTI in 1998. He is a private investor and advisor to private equity firms. He is presently the Chairman and CEO for Interpath, Inc. and has served in that capacity since 2000. From 1998 to 2000, he was the CEO for Expanets, Inc.; from 1989 to 1995, he was the COO and President for Nexiel Communications, Inc. Mr. Schleicher has 28 years of management experience with growth companies in the telecommunications and manufacturing fields.

Operating Subsidiaries

Particulars of the operating subsidiaries of the Issuer at 31 December 2003 are as follows:

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid share capital	Proportion of nominal value of issued capital held by the Issuer		Principal activities
			Directly	Indirectly	
			%	%	
Digiwireless Limited	Hong Kong	HK$2	100	—	Investment holding
Envotech Technology Company Limited	Hong Kong	HK$2	100	—	Investment holding
Full Team International Limited	Hong Kong	HK$2	100	—	Investment holding
Homelite Asia Ltd.	BVI/The PRC	US$1	100	—	Trading of outdoor power equipment products
Homelite Consumer Products Holdings, Inc.	USA	US$10	—	100	Investment holding
Homelite Consumer Products, Inc.	USA	US$10	—	100	Trading of outdoor power equipment products
Homelite Far East Co. Ltd.	Hong Kong	HK$2	100	—	Trading of outdoor power equipment products
Homelite Technologies Ltd.	Bermuda	US$12,000	100	—	Investment holding

Name of subsidiary	Place of incorporation/ operation	Nominal value of issued and fully paid share capital	Percentage of issued capital held by the Issuer		Principal activities
			Directly	Indirectly	
			%	%	
MacEwen Property Co. Inc.	USA	US$100	100	—	Property holding
Marco Polo Industries & Merchandising Company Limited	Hong Kong	HK$100,000	100	—	Trading of household electronic and electrical products
One World Technologies Inc.	USA	US$10	—	100	Investment holding
One World Technologies Limited	Bermuda	US$12,000	100	—	Investment holding
OWT France SAS	France	Euro 1,750,000	—	100	Investment holding
OWT Holding, Inc.	USA	US$10	2.8	97.2	Investment holding
OWT Industries, Inc.	USA	US$10	—	100	Manufacture of electric components and power tools products
OWT Taiwan Limited	Taiwan	NT$5,000,000	100	—	Provision of inspection services
Premier Appliance Group Limited	Hong Kong	HK$2	100	—	Manufacture of components
RAMC Holdings Limited	Bermuda	US$12,000	100	—	Investment holding
Ryobi Technologies Australia Pty Ltd.	Australia	A$5,500,000	100	—	Trading of electric power tools products
Ryobi Technologies Canada, Inc.	Canada	C$600,000	—	100	Trading of electric power tools products
Ryobi Technologies France S.A.	France	Euro 17,836,535	—	100	Trading of electric power tools products
Ryobi Technologies GmbH	Germany	Euro 500,000	100	—	Trading of electric power tools products
Ryobi Technologies, Inc.	USA	US$10	—	100	Trading of electric power tools products

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid share capital	Proportion of nominal value of issued capital held by the Issuer		Principal activities
			Directly	Indirectly	
			%	%	
Ryobi Technologies (New Zealand) Limited	New Zealand	NZ$1,165,500	100	—	Trading of electric power tools products
Ryobi Technologies (UK) Limited	The United Kingdom	£4,000,000	100	—	Trading of electric power tools products
Royal Appliance Mfg. Co.	USA	US$1	—	100	Trading and manufacture of floor care products
Royal Appliance International GmbH	Germany	Euro 1,278,230	51	—	Trading of household electronic and electrical products
Santo Industries Limited	Hong Kong	HK$2,000,000	100	—	Trading of household electronic and electrical products
Sang Tech Industries Limited	Hong Kong	HK$1,000,000	100	—	Manufacture of plastic parts
Solar Wide Industrial Limited	Hong Kong	HK$2,000,000	75.725	—	Manufacture of electronic products
Solar Wide (Overseas) Limited	The British Virgin Islands/ The PRC	US$1	—	100	Manufacture of electronic products
Techtronic Appliances Holdings Company Limited	Bermuda/ Hong Kong	US$12,000	100	—	Investment holding
Techtronic Appliances (Hong Kong) Limited	Hong Kong	HK$2	—	100	Trading and manufacture of floor care products
Vax Limited	The United Kingdom	£33,000	100	—	Assembly, procurement and distribution of floor care products
Vax Appliances (Australia) Pty. Ltd.	Australia	A$1,200,008	100	—	Assembly and distribution of floor care products

Substantial Shareholders' Interests

As at 2 July 2004, the interests and short positions of the following persons, other than directors and chief executive of the Group, in the shares, underlying shares and debentures of the Group which have been disclosed to the Group pursuant to Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance ("SFO") have been recorded in the register kept by the Group pursuant to section 336 of the SFO:

Name	Total interests in shares[1]	Approximate aggregate percentage of interests
FMR Corp.[2]	156,547,000	11.71%
Wellington Management Company, LLP[3]	105,064,212	7.86%
J.P. Morgan Chase & Co.[4]	82,583,932	6.18%

Notes:

1 Interests in shares stated above represent long positions.

2 The capacity of FMR Corp. in holding the 156,547,000 Shares was as Investment Manager.

3 The capacity of Wellington Management Company, LLP in holding the 105,064,212 Shares was as Investment Manager.

4 The following is a breakdown of the interests in shares of J.P. Morgan Chase & Co.:

Name	Remarks	Total interests in shares		Approximate percentage of interests
		Direct interests	Deemed interests	
J.P. Morgan Chase & Co.	(a)	—	82,583,932	6.18%
J.P. Morgan Fleming Asset Management Holdings Inc.	(b)	—	41,205,000	3.08%
J.P. Morgan Fleming Asset Management (Asia) Inc.	(b)	—	40,987,500	3.07%
JF Asset Management Limited	(b)	36,925,500	3,590,000	3.03%
JF Funds Limited	(b)	—	3,590,000	0.27%
JF Asset Management (Taiwan) Limited	(b)	3,590,000	—	0.27%
JF International Management Inc.	(b)	472,000	—	0.04%
Robert Fleming Holdings Ltd.	(b)	—	217,500	0.02%
Robert Fleming Asset Management Ltd.	(b)	—	217,500	0.02%
J.P. Morgan Fleming Asset Management (UK) Limited	(b)	217,500	—	0.02%
JPMorgan Chase Bank	(b)	39,298,932	2,080,000	3.10%
J.P. Morgan International Inc.	(b)	—	2,080,000	0.16%
J.P. Morgan International Finance Limited	(b)	—	2,080,000	0.16%
J.P. Morgan Holdings (UK) Limited	(b)	—	1,820,000	0.14%
J.P. Morgan Securities Ltd.	(b)	1,820,000	—	0.14%
J.P. Morgan Overseas Capital Corporation	(b)	—	260,000	0.02%
J.P. Morgan Whitefriars Inc.	(b)	260,000	—	0.02%

(a) J.P. Morgan Chase & Co. is listed on the New York Stock Exchange.

The capacity of J.P. Morgan Chase & Co. in holding the 82,583,932 Shares was, as to 2,080,000 Shares, as Beneficial Owner, as to 41,205,000 Shares, as Investment Manager and, as to 39,298,932 Shares, as Other. The 82,583,932 shares included a lending pool of 39,298,932 Shares.

(b) J.P. Morgan Fleming Asset Management Holdings Inc., J.P. Morgan Fleming Asset Management (Asia), Inc., JF Asset Management Limited, JF Funds Limited, JF Asset Management (Taiwan) Limited, JF International Management Inc., Robert Fleming Holdings Ltd., Robert Fleming Asset Management Ltd., J.P. Morgan Fleming Asset Management (UK) Limited, JPMorgan Chase Bank, J.P. Morgan International Inc., J.P. Morgan International Finance Limited, J.P. Morgan Holdings (UK) Limited, J.P. Morgan Securities Ltd., J.P. Morgan Overseas Capital Corporation and J.P. Morgan Whitefriars Inc., were all direct or indirect subsidiaries of J.P. Morgan Chase & Co. and by virtue of the SFO, J.P. Morgan Chase & Co. was deemed to be interested in the Shares held by these subsidiaries.

Directors' Interests

As at 2 July 2004, the interests and short positions of the directors and the chief executive of the Group in the shares, underlying shares and debentures of the Group or any of its associated corporations (within the meaning of Part XV of the SFO which have been notified to the Group pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such director or chief executive was taken or deemed to have under such provisions of the SFO) or as recorded in the register required to be kept under section 352 of the SFO or otherwise notified to the Group and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

Directors	Name of company/ associated corporation	Capacity/ Nature of interests	Interests in shares (other than pursuant to equity derivatives)[1]	Interests in underlying shares pursuant to equity derivatives[1]	Total interests in shares/ underlying shares	Approximate aggregate percentage of interests
Mr. Horst Julius Pudwill	The Company	Beneficial owner	71,974,000	31,088,000	326,481,794	24.43%
	The Company	Interest of spouse	760,000	—	—	
	The Company	Interests of controlled corporation	222,659,794[2]	—	—	
Mr. Roy Chi Ping Chung	The Company	Beneficial owner	113,541,948	13,824,000	164,576,978	12.31%
	The Company	Interest of spouse	136,000	—	—	
	The Company	Interests of controlled corporation	37,075,030[3]	—	—	
Mr. Kin Wah Chan	The Company	Beneficial owner	2,364,000	2,500,000	4,864,000	0.36%
Mr. Chi Chung Chan	The Company	Beneficial owner	500,000	3,000,000	3,500,000	0.26%
Dr. Akio Urakami	The Company	Beneficial owner	300,000	1,300,000	1,600,000	0.12%
Mr. Vincent Ting Kau Cheung	The Company	Beneficial owner	1,920,000	700,000	2,720,000	0.20%
Mr. Joel Arthur Schleicher	The Company	Beneficial owner	200,000	500,000	700,000	0.05%
Mr. Christopher Patrick Langley	The Company	Beneficial owner	490,000	300,000	790,000	0.06%

(1) Interests in shares and underlying shares stated above represent long positions.

The equity derivatives are physically settled and unlisted.

The interests of the directors of the Group in the underlying shares pursuant to equity derivatives represent options granted to them pursuant to the share option schemes adopted by the Group.

(2) These shares were held by the following companies in which Mr Horst Julius Pudwill has a beneficial interest:

	No. of shares
Sunning Inc.	185,584,764
Cordless Industries Company Limited*	37,075,030
	222,659,794

(3) These shares were held by Cordless Industries Company Limited* in which Mr Roy Chi Ping Chung has a beneficial interest.

** Cordless Industries Company Limited is owned as to 70% by Mr Horst Julius Pudwill and as to 30% by Mr Roy Chi Ping Chung.*

Subject to the Companies Ordinance and the Articles of Association of the Issuer, the Issuer in general meeting may declare dividends but no dividends shall exceed the amount recommended by the Board of Directors of the Issuer. In addition, the Board of Directors may from time to time pay to the members such interim dividends as appear to the Board of Directors to be justified by the profits of the Issuer. No dividend shall be payable except out of profits of the Issuer and no dividends shall carry interest.

The table below sets out certain statistics on dividends paid on Shares in respect of the years indicated:

Year ended 31 December	Interim Ordinary Dividend per Share	Final Ordinary Dividend per Share	Total Ordinary Dividend per Share	Interim Ordinary Dividend	Final Ordinary Dividend	Total Ordinary Dividend
		(HK cents)			*(HK$ '000)*	
2001	2.250[1]	3.500[4]	5.750	25,844	45,060	70,904
2002	3.000[2]	5.000[5]	8.000	38,695	65,388	104,083
2003	3.625[3]	8.875[6]	12.500	47,863	118,417	166,280

Notes:

(1) The record date for payment of the 2001 interim dividend was 12 October 2001.

(2) The record date for payment of the 2002 interim dividend was 13 September 2002.

(3) The record date for payment of the 2003 interim dividend was 11 September 2003.

(4) The record date for payment of the 2001 final dividend was 14 June 2002.

(5) The record date for payment of the 2002 final dividend was 13 June 2003.

(6) The record date for payment of the 2003 final dividend was 11 June 2004.

(7) Adjustments have been made to the dividends declared and paid by the Company for the three years ended 31 December 2001, 2002 and 2003 following the subdivision of the shares of HK$0.20 each in the share capital of the Company into 2 shares of HK$0.10 each in the share capital of the Company with effect from 31 May 2004.

TTI achieved a record profit of HK$674 million (US$86 million) for fiscal year 2003 on HK$13,183 million (US$1,691 million) in turnover and HK$1,152 million (US$148 million) in EBITDA (40% growth). The significant acceleration was due to strong order flows in the core power tools and outdoor products, floor care appliances and solar and electronic products businesses. The strong growth of the Group in 2003 was the result of TTI's ability to bring new products to the market quickly in response to customer demand and to deepen its customer relationships, especially in the US market. In addition, the completion of the acquisition of the Royal operations and the launch of the RIDGID professional power tool line have provided the Group with a new avenue of growth in floor care and entry into a new market with tremendous potential in power tools. TTI achieved turnover and profit growth in all of its major geographic markets and business segments.

TTI's strong performance in the challenging economic period was achieved by introducing a series of new products which maintained the sales growth momentum and to allow the enhancement of margins. This together with a strategy of working closely with volume customers in the home-improvement and related industries, have driven TTI to outperform the market and deliver 41% turnover growth in North America, representing 83% of TTI's business.

In addition to strong gains made in North America, sales to Europe increased by 39% and sales to other countries, including Australasia, were up materially. The Ryobi acquisitions are providing an infrastructure in Europe and Australasia that will form the foundation for TTI's future market penetration. The acquisition of Homelite added a leading brand to the portfolio and expanded TTI's presence in the outdoor products category. TTI continues to make progress in the Homelite business by expanding the product range and improving product performance. TTI has begun the commercial production of outdoor products using the clean engine technology that complies with US emissions requirements. The Homelite brand is now well positioned for growth in existing and new product categories and markets.

Market Leader and Brand Recognition

TTI's power tool products are sold under its own brand name, Ryobi as well as a number of private label brands like Sears' Craftsman brand, and RIDGID at The Home Depot. TTI's products are widely recognised in the market as providing "professional features at affordable prices". According to Total Research Corporation of Princeton, New Jersey, Sears' Craftsman brand is the most recognised brand name in the home improvement industry while the Ryobi brand is viewed as a high quality product at a moderate price. Investments in brand promotion and marketing campaigns have improved the Ryobi brand awareness and created strong demand from the market. The quality of the Ryobi product, combined with its value-price positioning, has allowed TTI to increase comparative turnover and improve profitability.

TTI currently ranks as the second largest supplier of electric power tools in the US, with a 32% market share. TTI's Ryobi brand name power tools are sold exclusively through The Home Depot, the world's largest home improvement retailer. TTI's dominance in the power tool market renders TTI an important sales and marketing partner to The Home Depot. TTI also ranks as the third largest manufacturer of gas powered trimmers and blowers in North America, with an average market share of 18%, and the second largest manufacturer of chain saws. Following the acquisition of Royal, TTI will further consolidate its strategy of global branding and will become the second largest manufacturer of floor care products in the US.

TTI has a solid relationship with The Home Depot - the world's largest home improvement retailer, currently operating more than 1,750 stores in the US, Canada, Puerto Rico and Mexico. In August 2000 TTI signed a long term supply agreement with The Home Depot on its Ryobi brand products. TTI's Homelite brand products are also sold through The Home Depot. TTI expects relations with The Home Depot to remain strong. On October 2002, TTI was named by The Home Depot "Innovator of the Year", and in 2003 named "Vendor of the Year" for the 3rd straight time. TTI, in partnership with The Home Depot, highlights the importance of developing products that continuously meet the customers' needs, perform well and are reasonably priced. In September 2003 TTI launched a new line of professional power tools under the RIDGID brand at The Home Depot. This was in cooperation with Emerson Electric and has proven to be a tremendous success. TTI has other relationships as well as future initiatives on additional product categories and line expansions to further expand market share and scope.

Low Cost Manufacturing Base

TTI has a low cost Asian manufacturing base located primarily in the PRC, providing TTI with a significant competitive advantage. TTI continues to manage costs by sourcing products and materials to its facilities in the PRC and Asian suppliers. TTI's production strategy and capabilities will further enhance TTI's cost position and improve operating margins. The Group has an on-going focus on cost reduction in its factories in order to remain competitive.

Solid Financials

For financial year ended December 31, 2003, TTI recorded its 9th consecutive year of double-digit earnings growth. For 2003, TTI's turnover grew by 38.9% to HK$13,183 million (US$1,691 million) and EBITDA improved 40% to HK$1,152 million (US$148 million). TTI's significant growth in 2003 was due to strong order flows in the core power tools and outdoor products, floor care appliances, solar and electronic products businesses. The acquisition of the Royal operations and the launch of the RIDGID brand professional power tool line also contributed to the robust turnover and profit increases. TTI's solid operating performance and focus on cost controls helped keep leverage ratios in conservative ranges.

TTI's strong performance in the challenging economic period was achieved by introducing a series of new products which maintained the sales growth momentum and to allow the enhancement of margins.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated TTI's turnover by business segment in HK$ and as a percentage of total turnover:

	Year ended 31 December,		
Turnover	**2003**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*
Power equipment products	9,486,308	7,603,461	4,765,613
Floor care appliances	3,185,336	1,662,347	1,171,793
Solar powered lighting and electronic measuring products	511,164	227,130	163,734
Total	13,182,808	9,492,938	6,101,140

during the year.

Cost of sales primarily represents the cost of purchase of raw materials and components parts from suppliers. Cost of sales also includes other direct expenses including depreciation of assets directly involved in TTI's operations, transportation costs for goods purchased from suppliers, wages and salaries, sales commissions and rent and others.

Selling, Distribution, Advertising and Warranty expenses include costs associated with salaries, sales commissions, advertising and promotion and other distribution costs. Distribution expenses also include depreciation of assets used to transport products to TTI's customers. Distribution expenses have increased as TTI's business has grown and will likely continue to increase as the Group further expands its business.

Administrative expenses primarily include wages, salaries and benefits for administrative personnel. Administrative expenses also include depreciation of TTI's administrative facilities. Administrative expenses have increased as the Group's business has grown and will likely continue to increase as the Group further expands its business.

Taxation includes tax payable by the Group. The Issuer is subject to Hong Kong tax on Hong Kong-sourced income. Tax is calculated on an operating subsidiary basis.

Year Ended 31 December 2003 Compared to Year Ended 31 December 2002

Results of Operations. Turnover increased 38.9% to HK$13,183 million (US$1,691 million) in 2003 from HK$9,493 million (US$1,218 million) in 2002. The Group's gross profit margin increased to 29.6% in 2003 from 26.0% in 2002. Net profit increased 63.2% to HK$674 million (US$86 million) in 2003 from HK$413 million (US$53 million) in 2002.

Turnover. Turnover increased 38.9% to HK$13,183 million (US$1,691 million) in 2003 from HK$9,493 million (US$1,218 million) in 2002 primarily as a result of contributions from the acquisition of Royal.

Cost of Sales and Gross Profit. Cost of sales increased 32.2% to HK$9,285 million (US$1,191 million) in 2003 from HK$7,026 million (US$901 million) in 2002. Gross profit increased 58.0% to HK$3,898 million (US$500 million) in 2003 from HK$2,467 million (US$317 million) in 2002.

Selling, Distribution, Advertising and Warranty Expenses. Selling, Distribution, Advertising and Warranty Expenses increased 54.5% to HK$1,575 million (US$202 million) in 2003 from HK$1,019 million (US$131 million) in 2002. The increase in the expenses was due to expanded volume of business and the acquisition of Royal, which has a higher cost structure than the Group.

Administrative Expenses. Administrative expenses increased 50.9% to HK$1,247 million (US$160 million) in 2003 from HK$826 million (US$106 million) in 2002.

Finance Costs. Finance costs increased 14.0% to HK$96 million (US$12 million) in 2003 from HK$84 million (US$11 million) in 2002.

Profit Before Taxation. Profit before taxation increased 54.9% to HK$768 million (US$99 million) in 2003 from HK$496 million (US$64 million) in 2002.

Taxation. Taxation reduced to HK$67 million (US$9 million) in 2003 from HK$70 million (US$9 million) in 2002 due to an internal restructuring and the relocation of manufacturing activities to the PRC.

2003 from HK$12 million (US$2 million) in 2002.

Net Profit. Net profit increased 63.2% to HK$674 million (US$86 million) from HK$413 million (US$53 million) in 2002. Basic earnings per share was HK$1.03 in 2003, compared to HK$0.66 in 2002.

Year Ended 31 December 2002 Compared to Year Ended 31 December 2001

Results of Operations. Turnover increased 55.6% to HK$9,493 million (US$1,218 million) in 2002 from HK$6,101 million (US$783 million) in 2001. The Group's gross profit margin increased to 26.0% in 2002 from 24.7% in 2001. Net profit increased 73.0% to HK$413 million (US$53 million) in 2002 from HK$239 million (US$31 million) in 2001.

Turnover. Turnover increased 55.6% to HK$9,493 million (US$1,218 million) in 2002 from HK$6,101 million (US$783 million) in 2001. This growth was driven by the addition of the Ryobi operations in Australasia and Homelite in 2002.

Cost of Sales and Gross Profit. Cost of sales increased 52.9% to HK$7,026 million (US$901 million) in 2002 from HK$4,594 million (US$589 million) in 2001. Gross profit increased 63.7% to HK$2,467 million (US$317 million) in 2002 from HK$1,507 million (US$193 million) in 2001.

Selling, Distribution, Advertising and Warranty Expenses. Selling, Distribution, Advertising and Warranty Expenses increased 97.2% to HK$1,019 million (US$131 million) in 2002 from HK$517 million (US$66 million) in 2001.

Administrative Expenses. Administrative expenses increased 38.6% to HK$826 million (US$106 million) in 2002 from HK$596 million (US$76 million) in 2001. The increase in administrative expenses was mainly due to the consolidation of the newly acquired businesses in 2002, which have higher cost structures than the Group's existing businesses.

Finance Costs. Finance costs decreased 7.7% to HK$84 million (US$11 million) in 2002 from HK$91 million (US$12 million) in 2001.

Profit Before Taxation. Profit before taxation increased 87.2% to HK$496 million (US$64 million) in 2002 from HK$265 million (US$34 million) in 2001.

Taxation. Taxation increased to HK$70 million (US$9 million) in 2002 from HK$23 million (US$3 million) in 2001.

Minority Interests. Minority interests increased 292.7% to HK$12 million (US$2 million) in 2002 from HK$3 million (US$0.4 million) in 2001.

Net Profit. Net profit increased 73.0% to HK$413 million (US$53 million) from HK$239 million (US$31 million) in 2001. Basic earnings per share was HK$0.66 in 2002, compared to HK$0.42 in 2001.

Financial Position

As at 31 December 2003, the cash and cash equivalent of the Group amounted to HK$2,444 million (US$314 million) as compared to HK$1,754 million (US$225 million) in 2002. This was after the settlement of the Royal acquisition, which was fully funded by internal resources, and the additional working capital required for a much expanded operation. Free cash flow increased from HK$612 million (US$79 million) to HK$1,260 million (US$162 million) in 2003.

Interest expenses, net of interest income, amounted to HK$79 million (US$10 million) for the year as compared to HK$70 million (US$9 million) reported in 2002. The increase was relatively small taking into account the acquisition early in the second quarter of the year and the increased scale of operations. The Group continued to benefit from the low interest rate environment and its efficient working capital management. Interest cover, expressed as a multiple of profit before interest and tax over total net interest expenses, was at 10.4 times as compared to 7.9 times reported in 2002.

The following statement contains a summary of certain provisions of the Issuer's Articles of Association ("Articles") and certain other information concerning the Issuer. Such summary does not purport to be complete and is qualified in its entirety by reference to the full Articles.

As at the date of this Offering Circular, the authorised share capital of the Issuer is HK$240,000,000 divided into 2,400,000,000 shares of HK$0.10 each.

General

Under the laws of Hong Kong, shareholders who are not residents of Hong Kong may hold, vote and transfer their shares in the same manner as Hong Kong residents.

General Meetings and Voting Rights

The Issuer shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notice calling it; and not more than 15 months or such longer period as the Registrar of Companies in Hong Kong may in any particular case authorize in writing shall elapse between the date of one annual general meeting of the Issuer and that of the next. The board of directors of the Issuer (the "Board") may, whenever it thinks fit, convene an extraordinary general meeting, and extraordinary general meetings shall also be convened on requisition, as provided by the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) (the "Companies Ordinance"), or, in default, may be convened by the requisitionists.

An annual general meeting and a meeting called for the passing of a special resolution shall be called by 21 days' notice in writing at the least, and a meeting of the Issuer other than an annual general meeting or a meeting for the passing of a special resolution shall be called by at least 14 days' notice in writing. The notice shall specify the place, the day and the hour of meeting and, in case of special business, the general nature of that business.

For all purposes the quorum for a general meeting shall be 2 shareholders present in person or by proxy. A corporation being a shareholder shall be deemed for the purpose of the Articles to be present in person by its duly authorised representative. If within 15 minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week and at such time and place as may be decided by the Board, and if at such adjourned meeting a quorum is not present within 15 minutes from the time appointed for holding the meeting, the shareholder or shareholders present in person shall be a quorum and may transact the business for which the meeting was called.

Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting on a show of hands every shareholder who (being an individual) is present in person or (being a corporation) is present by a representative duly authorized under section 115 of the Companies Ordinance shall have 1 vote, and on a poll every shareholder present in person or by proxy shall have 1 vote for every share of which he is the holder which is fully paid up or credited as fully paid (but so that no amount paid up or credited as fully paid up on a share in advance of calls or instalments shall be treated for this purpose as paid up on the share).

The number of directors of the Issuer shall not be less than 2.

The Board shall have power from time to time and at any time to appoint any person as a director either to fill a casual vacancy or as an addition to the Board. Any director so appointed shall hold office only until the next following annual general meeting of the Issuer and shall then be eligible for re-election, but shall not be taken into account in determining the directors who are to retire by rotation at such meeting.

Under section 157B of the Companies Ordinance, notwithstanding anything contained in its Articles, the Issuer may by ordinary resolution remove any director before the expiration of his period of office and may elect another person in his stead. The Issuer may from time to time in general meeting by ordinary resolution elect any person to be a director either to fill a casual vacancy or as an addition to the Board.

Subject to the provisions of the Companies Ordinance and to the Articles, no director or proposed or intending director shall be disqualified by his office from contracting with the Issuer, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor will any such contract or any other contract or arrangement in which any director is in any way interested be liable to be avoided, nor will any director so contracting or being so interested be liable to account to the Issuer or the shareholders of the Issuer for any remuneration, profit or other benefits realized by any such contract or arrangement by reason of such director holding that office or of the fiduciary relationship thereby established. A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Issuer shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested.

Changes in Share Capital

The Issuer in general meeting may from time to time by ordinary resolution increase its share capital by the creation of new shares, such new capital to be of such amount to be divided into shares of such respective amounts as the resolution shall prescribe.

Subject to the Companies Ordinance, the Issuer may by ordinary resolution, before the issue of any new shares, determine that the same or any of them, shall be offered in the first instance to all the existing holders of any class of shares in proportion to the number of shares of such class held by them respectively, or make any other provisions as to the issue and allotment of such shares.

The Issuer may from time to time by ordinary resolution: (i) consolidate or divide all or any of its share capital into shares of larger or smaller amount than its existing shares; (ii) divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions; (iii) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; (iv) sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association of the Issuer, subject nevertheless to the provisions of the Companies Ordinance, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with the others as the Issuer has power to attach to unissued or new shares; and (v) make provision for the issue and allotment of shares which do not carry any voting rights.

law.

Variation of Rights

All or any of the special rights (unless otherwise provided for by the terms of issue of the relevant shares or class of shares) attached to the shares or any class of the shares (if the capital is divided into different classes of shares) may, subject to section 64 of the Companies Ordinance, be varied or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares or (if the capital is divided into different classes of shares) issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares or (if the capital is divided into different classes of shares) shares of that class. To every such separate general meeting the provisions of the Articles relating to general meetings shall mutatis mutandis apply, but so that the necessary quorum shall be not less than 2 persons holding or representing by proxy one-third in nominal value of the issued shares of that class, and at an adjourned meeting 1 person holding shares of that class or his proxy, and that any holder of shares of the class present in person or by proxy may demand a poll.

Transfers of shares

All transfers of shares may be effected by transfer in writing in the usual common form or in such other form as the Board may accept and may be under hand only.

The instrument of transfer of any share shall be executed by or on behalf of the transferor and the transferee; and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect thereof.

The directors of the Issuer may, in their absolute discretion and without assigning any reason therefor, decline to register any transfer of any share, not being a fully paid share to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also refuse to register a transfer of any share to more than 4 joint holders or any transfer of any share (not being a fully paid up share) on which the Issuer has a lien.

The Board may also decline to recognize any instrument of transfer unless (i) a prescribed fee is paid to the Issuer in respect thereof; (ii) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer; (iii) the instrument of transfer in respect of only one class of share; (iv) the shares concerned are free from any lien in favour of the Issuer; and (v) the instrument of transfer is properly stamped.

Register of Members

The Board shall cause to be kept a register of shareholders on which various particulars required under the Companies Ordinance are entered. The registration of transfers may be suspended and the register closed at such times and for such periods as the Board may from time to time determine, provided always that such registration shall not be suspended or the register closed for more than 30 days in any year or, with the approval of the Issuer in general meeting, 60 days in any year.

No dividend shall be payable except out of profits of the Issuer. No dividend shall carry interest.

Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid or credited as paid up on the shares in respect whereof the dividend is paid, but no amount paid up or credited as paid up on a share in advance of calls shall be treated for this purpose as paid up on the share.

Whenever the Board or the shareholders of the Issuer in general meeting has resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, with or without offering any rights to shareholders to elect to receive such dividend in cash, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient.

Whenever the Board or the shareholders of the Issuer in general meeting has resolved that a dividend be paid or declared on the share capital of the Issuer, the Board may further resolve, either (i) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up on the basis that the shares so allotted shall be of the same class or classes as the class or classes already held by the allottee, provided that the shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment, or (ii) that shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit on the basis that the shares so allotted shall be of the same class or classes as the class or classes of shares already held by the allottee.

All dividends or bonuses unclaimed for 1 year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Issuer until claimed and the Issuer shall not be constituted a trustee in respect thereof. All dividends or bonuses unclaimed for 6 years after having been declared may be forfeited by the Board and shall revert to the Issuer.

Pre-emptive Rights

The Companies Ordinance provides that the directors of the Issuer may not, without the prior approval of the shareholders of the Issuer in general meeting, exercise any power of the Issuer to allot shares otherwise than under an offer pro rata by the Issuer to its shareholders.

The directors of the Issuer have been given a general unconditional mandate authorizing them to exercise all the powers of the Issuer to allot shares for cash consideration at any time until (except in certain specified circumstances) the next annual general meeting of the Issuer up to a limit of 10 per cent. in aggregate of the nominal amount of the Issuer's share capital in issue at the time of the passing of the resolution.

Purchase of Own Shares

The Issuer may exercise any powers conferred or permitted by the Companies Ordinance or any other ordinance from time to time to purchase its own shares or to give, directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase made or to be made by any person of any shares of the Issuer and should the Issuer purchase its own shares neither the Issuer nor the directors of the Issuer shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares provided always that any such purchase or financial assistance shall only be made or given in accordance with any relevant rules or regulations issued by the Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong from time to time.

to exercise all the powers of the Issuer to repurchase its own shares at any time until (except in certain specified circumstances) the next annual general meeting of the Issuer up to a limit of 10 per cent. in aggregate of the nominal amount of the Issuer's share capital in issue at the time of the passing of the resolution.

Winding-up

If the Issuer shall be wound up (whether the liquidation is voluntary, under supervision or by the court) the liquidator may, with the sanction of a special resolution of the Issuer and any other sanction required by the Companies Ordinance, divide among the shareholders in specie or kind the whole or any part of the assets of the Issuer and whether the assets shall consist of property of one kind or shall consist of properties of different kinds and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the shareholders or different classes of shareholders and the shareholders within each class. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the like sanction, shall think fit, but so that no shareholder shall be compelled to accept any shares or other assets upon which there is a liability.

The Shares (stock code 669) have been listed on the Hong Kong Stock Exchange since 1990. The table below sets forth, for the periods indicated, the high and low closing prices (defined as the last transaction price for the day) and the average daily volume on the Hong Kong Stock Exchange for the Shares and the high and low closing values of the Hang Seng Index.

	Closing Price per Share		Average Daily Trading Volume in Shares	Hang Seng Index	
	Low	High		Low	High
	HK$	*HK$*	*(in '000)*		
2000					
First Quarter (from 1 March onwards)	0.57	0.70	1,738.0	15,103.0	18,301.7
Second Quarter	0.59	1.08	5,487.7	13,722.4	16,941.7
Third Quarter	0.87	1.05	2,722.3	14,612.9	17,920.9
Fourth Quarter	0.80	1.01	1,181.1	13,984.4	16,184.7
2001					
First Quarter	0.78	0.88	972.0	12,583.4	16,164.0
Second Quarter	0.84	1.50	3,648.8	12,063.7	13,878.0
Third Quarter	1.10	1.40	1,908.2	8,934.2	13,207.5
Fourth Quarter	1.20	1.58	1,840.8	9,797.5	11,847.1
2002					
First Quarter	1.55	2.80	6,504.1	10,409,7	11,892.6
Second Quarter	2.58	3.75	8,719.8	10,355.9	11,974.6
Third Quarter	2.70	3.38	3,596.5	9,072.2	10,843.2
Fourth Quarter	2.78	3.88	4,923.5	8,858.7	10,227.0
2003					
January	3.68	4.03	5,590.8	9,240.8	9,873.5
February	3.90	4.48	3,422.6	9,116.3	9,427.6
March	3.90	4.45	3,426.1	8,634.5	9,268.8
April	4.08	4.90	4,191.0	8,409.0	8,962.2
May	5.08	6.18	9,028.9	8,808.2	9,510.6
June	5.98	6.88	3,992.4	9,577.1	10,030.4
July	6.55	7.80	2,911.1	9,602.6	16,207.2
August	6.63	9.45	5,254.2	9,945.2	10,909.0
September	8.48	9.48	9,144.8	10,810.3	11,295.9
October	10.00	11.15	4,302.2	11,546.1	12,250.7
November	10.58	11.80	2,646.2	11,839.8	12,440.7
December	9.70	11.13	2,907.1	12,177.4	12,594.4
2004					
January	10.50	12.13	2,481.2	12,801.5	13,761.9
February	10.55	12.93	2,592.6	13,000.0	13,928.4
March	12.10	13.60	2,488.1	12,427.3	13,918.7
April	10.45	13.38	5,425.8	11,943.0	13,031.8
May	10.10	12.30	3,990.4	10,967.7	12,198.2
June	11.20	12.75	4,701.2	11,845.6	12,422.9
July (through to 2 July 2004)	12.55	12.55	2,630.3	12,220.1	12,220.1

Source: Bloomberg

On 2 July 2004, the closing price of the Shares on the Hong Kong Stock Exchange was HK$12.55. There is no public market for the Shares outside Hong Kong.

The HK dollar is freely convertible into other currencies (including the US dollar). Since 17 October 1983, the HK dollar has been linked to the US dollar at the rate of US$1.00 to HK$7.80. The central element in the arrangements which give effect to the link is that by agreement between the Hong Kong government and three of the Hong Kong banknote issuing banks, The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and Bank of China, certificates of indebtedness, which are issued by the Hong Kong Government Exchange Fund to the banknote issuing banks to be held as cover for the banknotes issued, are issued and redeemed only against payment in US dollars, at the fixed exchange rate of US$1.00 to HK$7.80. When the banknotes are withdrawn from circulation, the banknote issuing banks surrender the certificates of indebtedness to the Hong Kong Government Exchange Fund and are paid the equivalent US dollars at the fixed rate of exchange.

The market exchange rate of the HK dollar against the US dollar continues to be determined by the forces of supply and demand in the foreign exchange market. However, against the background of the fixed rate which applies to the issue of Hong Kong currency in the form of banknotes, as described above, the market exchange rate has not deviated significantly from the level of HK$7.80 to US$1.00. Exchange rates between the HK dollar and other currencies are influenced by the linked rate between the US dollar and the HK dollar.

The Basic Law provides that the HK dollar will remain the legal tender in the Hong Kong SAR after 1 July 1997 when sovereignty over Hong Kong is transferred to the PRC. The Basic Law also provides that no exchange control policies shall be applied in the Hong Kong SAR and that the HK dollar shall be freely convertible.

The following table sets forth, for each of the years indicated, the low, average, high and period-end noon buying rates in New York City for cable transfers, in Hong Kong dollars per US dollar, as certified for customs purposes by the Federal Reserve Bank of New York.

	Noon Buying Rate			
Year	**Low**	**Average**	**High**	**Period End**
		(HK$ per US$)		
2001				
First Quarter	7.7990	7.7998	7.8003	7.8003
Second Quarter	7.7983	7.7996	7.8003	7.8000
Third Quarter	7.7984	7.7998	7.8003	7.7996
Fourth Quarter	7.7970	7.7995	7.8004	7.7980
2002				
First Quarter	7.7970	7.7994	7.8000	7.8000
Second Quarter	7.7990	7.7998	7.8095	7.8000
Third Quarter	7.7996	7.8002	7.8080	7.7998
Fourth Quarter	7.7980	7.7992	7.8000	7.7988
2003				
First Quarter	7.7987	7.7994	7.8001	7.7995
Second Quarter	7.7980	7.7992	7.7998	7.7984
Third Quarter	7.7444	7.7944	7.7999	7.7445
Fourth Quarter	7.7085	7.7565	7.7692	7.7640
2004				
First Quarter	7.7632	7.7788	7.7980	7.7930
Second Quarter (through to 2 July 2004)	7.7870	7.7974	7.8010	7.7999

Source: Federal Reserve Bank of New York

The following summary of certain Hong Kong and United States federal income tax consequences of the purchase, ownership and disposition of Bonds and Shares is based upon applicable laws, regulations, rulings and decisions in effect as of the date of this Offering Circular, all of which are subject to change (possibly with retroactive effect). This discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of the Bonds or Shares and does not purport to deal with consequences applicable to all categories of investors, some of which may be subject to special rules. Persons considering the purchase of Bonds should consult their own tax advisors concerning the tax consequences, including, specifically, the consequences under United States federal, state, local and other laws of the purchase, ownership and disposition of Bonds and Shares.

Hong Kong

Withholding Tax

No withholding tax in Hong Kong is payable on payments of principal (including any premium payable on redemption of the Bonds) or interest in respect of the Bonds.

No tax is payable in Hong Kong by withholding or otherwise in respect of payments of dividends on the Shares.

Profits Tax

Hong Kong profits tax is charged on every person carrying on a trade, profession or business in Hong Kong in respect of assessable profits arising in or derived from Hong Kong from such trade, profession or business.

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (the "Inland Revenue Ordinance") as it is currently applied, Hong Kong profits tax may be charged on revenue profits arising on the sale, disposal, conversion or redemption of the Bonds where such sale, disposal, conversion or redemption is or forms part of a trade, profession or business carried on in Hong Kong.

Interest on the Bonds will be subject to Hong Kong profits tax where such interest has a Hong Kong source, and is received by or accrues to:

(a) a financial institution (as defined in the Inland Revenue Ordinance) and arises through or from the carrying on by the financial institution of its business in Hong Kong; or

(b) a corporation carrying on a trade, profession or business in Hong Kong; or

(c) a person, other than a corporation, carrying on a trade, profession or business in Hong Kong and such interest is in respect of the funds of the trade, profession or business.

Although no tax is imposed in Hong Kong in respect of capital gains, Hong Kong profits tax may be chargeable on trading gains arising on the sale or disposal of the Shares where such transactions are or form part of a trade, profession or business carried on in Hong Kong.

No Hong Kong stamp duty will be chargeable upon the issue, transfer (for so long as the register of holders of the Bonds is maintained outside Hong Kong) or conversion of a Bond.

No Hong Kong stamp duty will be chargeable upon the issue of the Shares. Hong Kong stamp duty is however payable on any purchase and sale of Shares for as long as the transfer thereof is required to be registered in Hong Kong. The duty is charged on each of the purchaser and the seller at the ad valorem rate of 0.1% of the consideration for, or (if greater) the value of, the Shares bought and sold. In other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Shares. In addition, any instrument of transfer (if required) will be subject to a flat rate of stamp duty of HK$5. Where a sale or purchase of Shares registered on a Hong Kong share register is effected by a person who is not resident in Hong Kong and any stamp duty payable thereon is not paid, the relevant instrument of transfer (if any) is chargeable with such duty in default and the transferee is liable to pay such duty.

Estate Duty

No estate duty is payable under the Estate Duty Ordinance (Chapter 111 of the Laws of Hong Kong) (the "Estate Duty Ordinance") in respect of Bonds the register in respect of which is maintained outside Hong Kong.

Shares listed on the Hong Kong Stock Exchange are required by the rules of the Hong Kong Stock Exchange to be recorded on a share register in Hong Kong. The effect of this Hong Kong Stock Exchange requirement may be that the Shares are Hong Kong property for the purposes of the Estate Duty Ordinance and accordingly Hong Kong estate duty may be payable in respect of the Shares on the death of any person (wherever the person resides or is domiciled).

EU Directive on the Taxation of Savings Income

The European Union has adopted a Directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required from a date not earlier than 1 January 2005 to provide to the tax authorities of other Member States details of payments of interest or other similar income paid by a person to an individual in another Member State, except that Belgium, Luxembourg and Austria will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

ABN AMRO Rothschild and The Hongkong and Shanghai Banking Corporation Limited (the "Lead Managers") have, pursuant to the Subscription Agreement dated 16 June 2004, agreed with the Issuer and other parties, subject to the satisfaction of certain conditions, to subscribe or procure subscribers for the Bonds at the issue price of 100 per cent. of the principal amount of the Bonds less a management and underwriting commission of 1.75 per cent. of the aggregate principal amount of the Bonds. The Subscription Agreement may be terminated by the Lead Managers in certain circumstances prior to the subscription and payment for the Bonds to the Issuer. The Issuer has agreed to indemnify the Lead Managers against certain liabilities in connection with the issue of the Bonds.

The Issuer has agreed in the Subscription Agreement with the Lead Managers that, from the date of the Subscription Agreement and for a period of 90 days after the closing date of the Subscription Agreement (which is expected to be on 8 July 2004) (the "Closing Date"), it will not, and each of the Existing Major Shareholders undertakes with the Lead Managers to procure that the Issuer will not, issue, offer, lend, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of, any Shares (or any securities convertible into or exchangeable for Shares) or enter into a transaction (including a derivative transaction) having an economic effect similar to that of a sale or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Shares, whether any such transaction described above is to be settled by delivery of Shares or such other securities, in cash or otherwise or publicly announce any intention to issue, offer, lend, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of, any Shares (or any securities convertible into or exchangeable for or which carry rights to subscribe or purchase Shares) or enter into any swap or similar agreement described above or deposit any Shares (or any securities convertible into or exchangeable for Shares) in any depositary receipt facility, without the prior written consent of the Lead Managers, other than (i) Shares to be issued upon exercise of warrants to purchase or subscribe Shares, or upon conversion of securities convertible into Shares, in each case, outstanding on the date hereof, (ii) Shares (or any securities convertible into or exchangeable for or which carry rights to subscribe or purchase Shares) issued, offered, allotted, appropriated, modified or granted to employees (including directors) or former employees of the Issuer, its subsidiaries and/or associated companies or persons related to such employees (including directors) or former employees, directly or indirectly, pursuant to any employee share scheme or arrangement for any one or more employees generally or as required by law, and (iii) Shares (not exceeding 10% of the aggregate nominal amount of the share capital of the Issuer in issue as at the date of its last annual general meeting) to be issued and allotted for consideration other than cash in connection with an acquisition of a company or a business by the Group pursuant to the general mandate granted to the directors at the annual general meeting of the Issuer held on 28 May 2004.

Each of the Existing Major Shareholders undertakes with the Lead Managers that, from the date of the Subscription Agreement and for a period of 90 days after the Closing Date, it will not offer, lend, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of, any Shares (or any securities convertible into or exchangeable for Shares) or enter into a transaction (including a derivative transaction) having an economic effect similar to that of a sale or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Shares, whether any such transaction described above is to be settled by delivery of Shares or such other securities, in cash or otherwise or publicly announce any intention to offer, lend, sell, pledge, contract to sell, grant any option to purchase or otherwise dispose of, any Shares (or any securities convertible into or exchangeable for or which carry rights to subscribe or purchase Shares) or enter into by any swap or similar agreement described above or deposit any Shares (or any securities convertible into or exchangeable for Shares) in any depositary receipt facility, without the prior written consent of the Lead Managers.

of the Bonds, or possession or distribution of this Offering Circular or any amendment or supplement thereto issued in connection with the proposed resale of the Bonds or any other offering material, in any country or jurisdiction where action for that purpose is required. Each of the Lead Managers will comply with all applicable laws and regulations in each jurisdiction in which it offers, sells or delivers any Bonds or has in its possession or distributes this Offering Circular or any amendment or supplement thereto or any other offering material, in all cases at its own expense. None of the Lead Managers is authorised to make any representation or use any information in connection with the issue, subscription and delivery of the Bonds other than as contained in this Offering Circular or any amendment or supplement thereto.

The Bonds and the Shares to be issued upon conversion of the Bonds have not been and will not be registered under the Securities Act or any state securities laws and are subject to U.S. tax law requirements. Subject to certain exceptions, the Bonds and the Shares to be issued upon conversion of the Bonds may not be offered, sold or delivered within the United States. The Lead Managers have agreed that they will not offer, sell or deliver any Bonds within the United States.

The Bonds are being offered and sold outside the United States in reliance on Regulation S.

In addition, until 40 days after the commencement of the offering of the Bonds, an offer or sale of the Bonds or the Shares to be issued upon conversion of the Bonds within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

Each of the Lead Managers has represented, warranted and agreed that it has not offered or sold and, prior to the expiry of a period of six months from the Closing Date, will not offer or sell any Bonds to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Bonds in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom.

Each of the Lead Managers has represented and agreed that (1) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Bonds other than in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong and (2) it has not issued and will not issue any advertisement, invitation or document relating to the Bonds, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Bonds which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made thereunder.

warranted and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Bonds in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and other applicable laws and regulations of Japan.

Each of the Lead Managers has represented, warranted and agreed that it has not circulated or distributed nor will it circulate or distribute this Offering Circular and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of any Bonds nor has it offered or sold and will not offer or sell such Bonds or cause such Bonds to be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provisions of the SFA.

1. **Clearing Systems:** The Bonds have been accepted for clearance through Euroclear and Clearstream under Common Code number 019510964, the International Securities Identification Number for the Bonds is XS0195109649.

2. **Listing of Shares:** Application has been made to the Listing Division of the Hong Kong Stock Exchange for the listing of and permission to deal in the Shares arising on conversion of the Bonds.

3. **Listing of Bonds:** Application has been made to the Hong Kong Stock Exchange for the listing of, and permission to deal in the Bonds. It is expected that dealing will, if permission is granted to deal in and for the listing of the Bonds on the Hong Kong Stock Exchange, commence on or about 9 July 2004.

4. **Authorisations:** The Issuer has obtained all necessary consents, approvals and authorisations in connection with the issue and performance of the Bonds. The issue of the Bonds was authorised by resolutions of the Board of Directors of the Issuer passed on 16 June 2004. Listing of the Bonds on the Hong Kong Stock Exchange is conditional upon satisfaction of the requirements of that exchange, including execution of the Trust Deed and the Agency Agreement.

5. **No Material Adverse Change:** Except as disclosed in this Offering Circular there has been no significant change in the financial or trading position of the Issuer and the Group since 31 December 2003 and no material adverse change in the financial position or prospects of the Group since 31 December 2003. Except as disclosed in this document, there has been no significant change in the financial or trading position and no material adverse change in the financial position or prospects of the Issuer since its incorporation.

6. **Litigation:** Save as disclosed in this Offering Circular, neither the Issuer nor any of its subsidiaries is involved in any litigation or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of the Issuer or the Group nor is the Issuer aware that any such proceedings are pending or threatened.

7. **Available Documents:** Copies (and certified English translations where the documents are not in English) of the following documents will be available for inspection, and in the case of the documents referred to in paragraphs (b) and (c) below copies may be obtained, during normal business hours at the specified office of the Issuer at 24/F, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong, so long as any of the Bonds is outstanding:

   (a) Memorandum and Articles of Association of the Issuer;

   (b) a copy of the audited consolidated financial statements of the Issuer as at and each of the three years ended 31 December 2001, 2002 and 2003;

   (c) the Subscription Agreement dated as of 16 June 2004 relating to the Bonds;

   (d) the Trust Deed to be dated on or about the Closing Date constituting the Bonds (which includes the form of the Global Certificate and the definitive Certificates); and

   (e) the Agency Agreement.

   The Issuer does not publish any interim financial statements on an audited basis nor does it publish any non-consolidated financial statements save for the non-consolidated balance sheet as of each of 31 December 2001, 2002 and 2003.

accompanied by a certificate or report prepared by an internationally recognised firm of accountants to the Issuer whether or not addressed to the Trustee, and whether or not the same are subject to any limitation on the liability of the internationally recognised firm of accountants to the Issuer and whether by reference to a monetary cap or otherwise limited or excluded.

9. **Financial reports:** Under the Listing Rules, the Issuer is required to publish an audited annual report not less than 21 days before the date of the Issuer's annual general meeting and not more than four months after the date upon which the financial year ended. The Issuer is also required to publish a half-year report in respect of the first six months of each financial year not later than three months after the end of such period. The annual report and the half-year report will contain, *inter alia*, balance sheet, income statement, cash flow statement and statement of changes in equity, each with comparatives, and accounting policies and explanatory notes. All the aforesaid reports will be reviewed by the Issuer's audit committee. The Issuer does not publish audited half-year and quarterly financial statements. Copies of the annual report and the half-year report may be obtained at the specified office of the Trustee during normal business hours.

10. **Auditors:** The consolidated financial statements of the Issuer as at and for the three years ended 31 December 2001, 2002 and 2003 incorporated by reference in this Offering Circular have been audited by Deloitte Touche Tohmatsu, Certified Public Accountants, as stated in their reports appearing therein.

    Deloitte Touche Tohmatsu have given and have not withdrawn their written consent for the purposes of paragraph 8(2) of Appendix 1 Part C of the Listing Rules to the issue of this Offering Circular with references to their audit reports (dated 23 April 2002, 15 April 2003 and 7 April 2004, respectively) on the published annual consolidated financial statements of the Issuer for the years ended 31 December 2001, 2002 and 2003, and with references to Deloitte Touche Tohmatsu in the form and context in which they appear.

11. **Notices:** The Listing Rules contain certain provisions in relation to publication of announcements in respect of offer for subscription or sale, rights issues, placing and other changes to the share capital of the Issuer. Such announcements are required to be submitted for publication on the Hong Kong Stock Exchange's website.

The audited consolidated financial statements of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") which differ in certain significant aspects from those under International Financial Reporting Standards ("IFRS"). A brief description of certain significant differences between accounting policies in accordance with HKFRS adopted in the preparation of the audited consolidated financial statements and IFRS is set out below. The organisations that promulgate HKFRS and IFRS have projects ongoing that could have a significant impact on future comparisons such as this. This summary is not intended to provide a comprehensive listing of all existing or future differences between HKFRS and IFRS. Had the Group undertaken to identify the differences specifically affecting their financial statements presented in this Offering Circular, other potentially significant differences may have come to the attention of the Group which are not provided in the following summary.

Accordingly the Group's management can provide no assurance that this summary of certain significant differences between HKFRS and IFRS provides a complete description of all differences which may have a significant impact on the Group's financial statements. No attempt has been made in this summary to identify disclosure, presentation or classification differences that would affect the manner in which transactions and events are reflected in the financial statements of the Group or the notes thereto.

HKFRS	IFRS
Business combinations	
Under SSAP 30 "Business Combinations", the identified assets and liabilities recognised should be measured at their fair values as at the date of acquisition. Any minority interest should be stated at the minority's proportion of the fair values of the identifiable assets and liabilities of the subsidiary. The definition of "subsidiary" to be used by Hong Kong incorporated companies which is dictated by the Hong Kong Companies Ordinance, results in the exclusion from consolidation of certain investees that would be consolidated under IFRS.	International Accounting Standard ("IAS") 22 "Business Combinations" has a benchmark treatment of allocating the cost of an acquisition whereby the resulting minority interest is stated at the minority's proportion of the pre-acquisition carrying amounts of the net identifiable assets and liabilities of the subsidiary. IAS 22 also has an allowed alternative treatment of allocating the cost of an acquisition whereby resulting minority interest is stated at the minority's proportion of the fair values of the identifiable assets and liabilities of the subsidiary.

Deferred tax

Prior to 1 January 2002, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt.

Under SSAP 12 (revised) "Income taxes" which became effective on or after 1 January 2002, income tax for the period comprises current and deferred tax. Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits. All deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised, except temporary differences arising from goodwill not deductible for tax purposes and the initial recognition (other than in a business combination) of other assets or liabilities that affect neither accounting nor taxable profit.

IAS 12 "Income taxes" is consistent in all material respects with SSAP 12 (revised).

Investments in securities

Investments in debt and equity securities, except those held either solely for the purpose of recovering advances or, as investments in subsidiaries, associates or joint ventures, are accounted for as follows:

Under SSAP 24 "Accounting for Investments in Securities", all investments in securities other than held-to-maturity securities are either accounted for using "benchmark" or "alternative" treatment and the Group adopts the benchmark treatment. For benchmark treatment, investments in securities will be accounted for as follows:

Investments in securities are recognised on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investments securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net income for the period.

Under IAS 39 (Revised) "Financial Instruments: Recognition and Measurement", financial assets are divided into four categories, which include held for trading, held-to-maturity investments, loans and receivables originated by the enterprise and available-for-sale. Financial assets are recognised when an enterprise becomes a party to the contractual provisions of an instrument.

All the financial assets should be measured at fair value, except loans and receivables originated by the enterprise and not held for trading, held to maturity investments and financial assets that does not have a quoted market price in an active market and whose fair value cannot be reliably measured. These assets should then be measured at amortised cost using the effective interest rate method.

A recognised gain or loss arising from a change in the fair value of a financial asset that is not part of a hedging relationship should be reported as follows:

(a) a gain or loss on a financial asset held for trading should be included in net profit or loss for the period in which it arises (in this regard, a derivative should always be considered to be held for trading unless it is a designated hedging instrument);

(b) a gain or loss on an available-for-sale financial asset should be either:

   i. included in net profit or loss for the period in which it arises; or

   ii. recognised directly in equity, through the statement of changes in equity, until the financial asset is sold, collected, or otherwise disposed of, or until the financial asset is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity should be included in net profit or loss for the period.

Borrowing costs

Under SSAP 19 "Borrowing Costs", borrowing costs are expensed in the income statement in the year in which they are incurred, except to the extent that they are capitalised as being directly attributable to acquisition, construction or production of qualifying assets which necessarily takes a substantial period of time to get ready for their intended use or sale.

IAS 23 "Borrowing Costs" has a benchmark treatment of recognising all borrowing costs as expense in the period in which they are incurred. It also permits as an alternative treatment to capitalise borrowing costs in relation to qualifying assets.

The Group's management has not quantified the effects of the aforementioned differences between HKFRS and IFRS. Accordingly, there can be no assurances that net profit and/or shareholders' funds reported in conformity with HKFRS would not be different if determined in conformity with IFRS.



This page is intentionally left blank



This page is intentionally left blank

This page is intentionally left blank

24/F, CDW Building
388 Castle Peak Road
Tsuen Wan
New Territories
Hong Kong

AUDITORS OF THE ISSUER

Deloitte Touche Tohmatsu
26/F Wing On Centre
111 Connaught Road Central
Hong Kong

TRUSTEE

The Bank of New York
One Canada Square
48th Floor
London E14 5AL
United Kingdom

PRINCIPAL PAYING, CONVERSION AND TRANSFER AGENT

The Bank of New York
One Canada Square
48th Floor
London E14 5AL
United Kingdom

REGISTRAR

The Bank of New York
101 Barclay Street
Floor 21W
New York
NY 10286
USA

LEGAL ADVISERS

To the Issuer as to Hong Kong law

Vincent T.K. Cheung, Yap & Co.
15/F Alexandra House
16-20 Chater Road
Central
Hong Kong

To the Lead Managers and the Trustee
as to English and Hong Kong law

Freshfields Bruckhaus Deringer
11th Floor
Two Exchange Square
Central
Hong Kong

Printed by IFN Financial Press Limited
23907